As filed with the Securities and Exchange Commission on September 3, 2026.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Oura Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3571 (Primary Standard Industrial Classification Code Number)	41-4072333 (I.R.S. Employer Identification No.)

415 Kearny Street

San Francisco, California 94108

(415) 429-1773

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Avonte Campinha-Bacote, Esq.

Chief Legal Officer

415 Kearny Street

San Francisco, California 94108

(415) 429-1773

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc D. Jaffe Alison A. Haggerty Sandy Kugbei Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Telephone: (212) 906-1200	David W. Azarkh Heidi E. Mayon Karen J. Reyes Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 Telephone: (650) 251-5000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated     , 2026.

    Shares

Oura Inc.

Common Stock

This is the initial public offering of shares of common stock of Oura Inc. We are offering     shares of our common stock, and the selling stockholders identified in this prospectus are offering     shares of our common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share of common stock will be between $    and $   . We have applied to list our common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “OURA.”

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 21 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting” for additional information regarding compensation payable to the underwriters.

At our request, the underwriters have reserved up to   % of the shares of common stock to be offered by this prospectus for sale, at the initial public offering price, to certain of our employees and certain individuals and entities identified by our management. See “Underwriting—Directed Share Program” for additional information.

To the extent that the underwriters sell more than    shares of common stock, the underwriters have the option to purchase up to an additional     shares from the selling stockholders, at the initial public offering price, less underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment in New York, New York on    , 2026.

Goldman Sachs & Co. LLC	Morgan Stanley	J.P. Morgan	Allen & Company LLC	Jefferies

BofA Securities	Barclays	Wells Fargo Securities

Citizens Capital Markets	KeyBanc Capital Markets	Guggenheim Securities

Canaccord Genuity	Needham & Company	Raymond James	Rothschild & Co	Truist Securities	William Blair

Robinhood

Prospectus dated      , 2026.

MISSION

Empowering people to live healthier, longer.

We believe people should have the knowledge and confidence to take a more active role in their health, make more informed decisions, and ultimately live longer, healthier lives.

MARKET OPPORTUNITY

Pioneering the global shift to proactive, personalized health

My Health
NEEDS CARE
Rising heart health, with a dip in stress management
THRIVING
You've done an amazing job supporting your heart health with activity. Just be mindful to carve out enough time for rest as you go—it can help restore your balance of stress and recovery over time.
Dive in with Advisor
Sleep Health
LOOKING GOOD
Today
Vitals
My Health

Our purpose-built health intelligence platform positions us to address this growing preventive health opportunity, as health-care investment shifts toward proactive, personalized care.

FORM FACTOR

Research-grade health sensing that disappears in everyday life

Oura Ring is purpose-built to leverage the finger's unique physiological advantages for PPG measurement, producing a stronger signal than wrist-based wearables.

The discreet design is comfortable enough to wear day and night. Members' median wear time is ~23 hours per day.[1]

Paired with a simple, intuitive app, Oura tracks over 50 health and wellness metrics across sleep, activity, stress, heart health, metabolic health, women's health and more — turning quiet signals into actionable insights.

[1] Paid Members' median wear time as of Q3 FY26 (June 2026)

PLATFORM

A proprietary health intelligence platform

INTERACTION	65%[1] DAU / MAU	Oura App · Oura Advisor · Connected Care · Multimodal Interactions & Notifications
INTELLIGENCE	50+ Algorithms & models	Domain-Specific Health Models · Specialized LLMs · Detection & Prediction Models
DATA	41.8B[1] Hours of data	Life context & memories · First & third party hardware · Third party data integration · EHR Import
INFRASTRUCTURE	Secure, scalable, and private	Edge-deployed AI models · First & third party hardware · HIPAA & GDPR, SOC2, Type II · Proprietary evaluations & knowledge graph · Interoperability via APIs & MCP servers

[1] As of Q3 FY26 (June 2026)

COMMUNITY

A passionate community of more than 5 million members[1] powering the Oura movement

[1] As of Q3 FY26 (June 2026)

MOMENTUM

5.0M Paid members[1]

$1,425M Revenue[2]

74% Year over year revenue growth[3]

65% DAU/MAU[1]

85% Weighted average 12-month paid retention[1]

$59M Net income[2] [3]

[1] As of Q3 FY26 (June 2026). [2] For the four fiscal quarters ended Q3 FY26 (period from July 2025 through June 2026). [3] Year-over-year growth based on the first three quarters of FY26 compared with the first three quarters of FY25. Year-over-year Net Income growth for this comparable period was 3,762%. See section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional disclosure.

Through and including      , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. We have not, and the selling stockholders and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, operating results, and prospects may have changed since such date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions. See “Underwriting.”

i

GLOSSARY

Activity Score. Activity Score refers to the feature in Oura App that measures a user’s daily activity, step count, training frequency, and training volume, among other metrics.

Algorithms. Oura Algorithms are Oura’s proprietary signal-processing and machine-learning methods that transform Oura Ring and Oura App data into interpretable health, sleep, activity, and other insights.

Blood Pressure Signals. Blood Pressure Signals refers to the feature in Oura App that monitors trends in a user’s nighttime photoplethysmography (“PPG”) data over 30 days to track blood pressure related patterns. The Blood Pressure Signals feature is a component of the broader Health Radar feature.

BMI. BMI refers to body mass index, a measure of body fat based on height relative to weight.

Cardio Capacity. Cardio Capacity refers to the feature in Oura App that measures a member’s age-adjusted VO2 maximum reading, which is the maximum amount of oxygen a member’s body is able to utilize during exercise.

Cardiovascular Age. Cardiovascular Age refers to the feature in Oura App that estimates the health of a member’s heart and arteries compared to the member’s actual age via Oura Ring’s PPG sensor.

Chronic Stress. Chronic Stress refers to the feature in Oura App that synthesizes daytime stress signals and nighttime recovery metrics to evaluate the balance between strain and restoration, helping members contextualize stress within everyday life and buildup of stress over time, which can be associated with burnout and other adverse health outcomes.

Chronotype. Chronotype refers to a feature in Oura App that provides insights on a user’s individual circadian preferences.

Circles. Circles refers to the feature in Oura App that allows members to share select insights with trusted individuals, encouraging connection, check-ins, and shared progress over time.

DAU-to-MAU Ratio. DAU-to-MAU Ratio refers to the ratio of daily active users (“DAUs”) to monthly active users (“MAUs”) for a given measurement period. A DAU refers to a member who engages with the Oura App at least once a day. We measure DAUs for a given period by calculating the average DAUs across each day during that period. An MAU refers to a member who engages with the Oura App at least once during a rolling 30-day window. We measure MAUs for a given period by calculating the average MAUs across each day during that period.

Education. Education refers to the feature in Oura App that delivers in-app educational content that explains health metrics, features, and trends to help members better understand and interpret their data.

Experiments. Experiments refers to the feature in Oura App that enables members to test how specific behaviors—such as changes to sleep schedules or activity routines—affect their data over time.

Fertile Window. Fertile Window refers to the feature in Oura App that provides members with information about which days of the month they are most likely to conceive.

Glucose. Glucose refers to the feature in Oura App that enables members to view glucose data through a direct integration with the Stelo glucose biosensor by Dexcom, presented alongside sleep, activity, stress, and meal timing.

Health Foundation Models. Oura’s proprietary health foundation models are pre-trained neural networks developed using more than a decade of longitudinal, real-world biometric data. These AI and machine-learning models decode our granular data and generate predictive algorithms that power our health capabilities.

Health Panels. Health Panels refers to the feature in Oura App that allows users to schedule comprehensive lab tests that measure 50 health biomarkers and to get results—all within Oura App.

Health Pillars. Health Pillars refer to the primary categories across which Oura provides features and insights, namely sleep & recovery, activity & movement, stress & resilience, heart health, nutrition & metabolic health, and women’s health.

Health Radar. Health Radar refers to the feature in Oura App that brings together key cardiovascular, respiratory, and strain signals in one central dashboard. The Health Radar feature broadly is made up of features focused on both long-term patterns, including Nighttime Breathing and Blood Pressure Signals, and short-term strain, including Symptom Radar.

Heart Rate Variability. Heart Rate Variability (“HRV”) refers to the feature in Oura App that measures the constant variation in milliseconds between a user’s heartbeats.

Integrations. Integrations refers to the feature in Oura App that connects the Oura platform with select third-party services, such as Strava, to sync workout activities, expanding the breadth of insights available.

Meals. Meals refers to the feature in Oura App that supports meal logging, including photo capture and automatic identification, with key insights about the nutritional content of a member’s meal from Oura Advisor.

Meditation Guides. Meditation Guides refers to the feature in Oura App that provides guided mindfulness and breathing techniques to support relaxation and stress management—factors linked to overall mood and health.

Neural Networks. Neural Networks refer to machine learning models made of layers of interconnected units that learn patterns from data by adjusting weights during training.

Nighttime BP. Nighttime BP refers to the feature in Oura App that helps users measure the degree to which their blood pressure dips or rises overnight.

Nighttime Breathing. Nighttime Breathing refers to the feature in Oura App that helps users measure and track their breathing trends and disturbances during sleep, based on signals from Oura Ring. The Nighttime Breathing feature is a component of the broader Health Radar feature focused on long-term patterns.

Oura Advisor. Oura Advisor provides an AI-powered personal health companion in the form of an interface in Oura App that allows members to explore their data through natural-language interaction and provides personalized guidance on sleep, activity, readiness, resilience and more.

Oura Women’s Health Expert. Oura Women’s Health Expert is the owned and operated custom large language model provided within the Oura Advisor to provide women’s health support and information.

Oura App. Oura App is the primary interface through which members access and engage with their health data.

Oura Labs. Oura Labs refers to the feature in Oura App that offers early access to select experimental features, enabling members to explore new insights and product capabilities as they are developed and refined.

Oura Membership. Oura Membership refers to the recurring subscription service that provides members with access to additional features and functionality through Oura App, including personalized health insights, scores, trends, and recommendations across sleep, activity, readiness, stress, heart health, metabolic health, and women’s health.

Oura Ring. Oura Ring is a smart ring designed for continuous all-day wear, combining advanced health sensing with AI-powered insights and actions across sleep, activity, metabolic health, and more.

Paid Members. A Paid Member is a member that has the right to receive Oura Membership service following activation and a valid method of payment being provided and is not part of a new member free trial. Paid Members include members in a grace period of up to 28 days after failing to pay their membership fee. Voluntary cancellations generally become effective at the end of the prepaid membership period. Involuntary cancellations become effective at the end of the 28 day grace period referenced above. The Company from time to time offers a limited period of free membership as a concession to certain members; in these situations, these members are counted as Paid Members.

Photoplethysmography. Optical technique used to non-invasively detect blood volume changes.

Readiness Score. Readiness Score refers to the feature in Oura App that measures a member’s body recovery and capacity for daily activity.

Rings Sold. The number of rings that are shipped and recognized as revenue in a given period. Recorded net of returns, warranty replacements, and web sales exchanges.

Sleep Debt. Sleep Debt refers to the feature in Oura App that shows users how much sleep they have missed over the past two weeks, based on their personal sleep need estimation.

Sleep Score. Sleep Score refers to the feature in Oura App that measures sleep quality based on total sleep, efficiency, disturbances, and Sleep Stages.

Sleep Stages. Sleep Stages refers to the levels of sleep Oura Ring measures, namely the (i) Awake, (ii) REM, (iii) Light, and (iv) Deep sleep stages (collectively, “Sleep Stages”).

Smart Sensing. Smart Sensing refers to Oura’s patented sensor technology that dynamically adapts to each member’s physiology – including factors such as skin tone, BMI, age, and movement – to optimize signal quality and measurement accuracy.

Symptom Radar. Symptom Radar refers to the feature in Oura App that identifies early deviations from personal baseline patterns that may be associated with emerging physiological strain. The Symptom Radar feature focuses on short-term physiological strain and is a component of the broader Health Radar feature.

Trends and Reports. Trends and Reports refers to the feature in Oura App that allows members to analyze patterns over time through structured summaries across weekly, monthly, and longer-term periods.

Weighted-Average 12-Month Paid Member Retention. Weighted-Average 12-Month Paid Member Retention refers to the weighted-average retention based on cohort size for each monthly cohort, calculated for the applicable measurement period. We group our Paid Members into monthly cohorts based on their membership subscription start date. Retention is measured at a 12-month interval, representing the percentage of Paid Members remaining in any given monthly cohort 12 months after their paid membership start date, inclusive of winbacks within the same 12-month period. Winbacks are defined as reactivated Paid Members who cancelled their membership for at least 28 days.

v

ABOUT THIS PROSPECTUS

On March 31, 2026, we completed a series of reorganization transactions to effect our redomiciliation from Finland to the United States (the “Reorganization”). The Reorganization resulted in (i) Oura Inc., a Delaware corporation formed on January 28, 2026, becoming the parent entity of our consolidated group, (ii) Oura Inc.’s predecessor, Oura Health Oy, becoming a wholly owned subsidiary of Oura Inc., and (iii) all of the pre-existing securityholders of Oura Health Oy becoming securityholders of Oura Inc., with such securityholders retaining identical economic interests and shareholder rights as they had prior to the Reorganization. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” the “Company,” “ŌURA,” “Oura,” and similar terms refer, (a) for periods prior to March 31, 2026, to Oura Health Oy and its subsidiaries, and (b) for periods on and after March 31, 2026, to Oura Inc. and its subsidiaries. Certain capitalized terms used in this prospectus are defined in the section titled “Glossary.”

Our fiscal year ends on September 30. All references to fiscal 2025 and fiscal 2024 in this prospectus refer to our fiscal years ended September 30, 2025 and 2024, respectively. The consolidated financial statements and other financial information of Oura included in this prospectus reflect the historical consolidated financial statements of Oura Health Oy, as retroactively adjusted to give effect to the Reorganization as though it had occurred on October 1, 2023, and Oura Inc. had existed as the parent entity of our consolidated group as of such date. See Note 1 to the consolidated financial statements included elsewhere in this prospectus.

Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the figures that precede them.

This prospectus includes our trademarks, trade names, and service marks, including but not limited to ŌURA®, Oura®, Ō®, Oura Ring™, and Oura Membership™, which are protected under applicable intellectual property laws. This prospectus also contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the rights of the applicable licensor of these trademarks, trade names, and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

MARKET, INDUSTRY, AND OTHER DATA

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our members and providers, and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such estimates. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process, and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions, and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. The content of, or accessibility through, the sources and websites identified herein, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein, and any websites are an inactive textual reference only.

Certain statistical information in this prospectus is based on the following survey and research study reports conducted by us:

•

Blood Pressure Profile Study. As of June 30, 2026, we have enrolled more than 350,000 participants in our investigational blood pressure profile study, which is designed to evaluate an algorithm that uses signals from Oura Ring and member-provided inputs to generate blood pressure-related insights (our “Blood Pressure Profile Study”).

•

New Member Satisfaction Survey. On a quarterly basis, we conduct a survey in Oura App of new Oura members in the United States after their initial 30 days of membership to assess their experience with Oura Ring (our “New Member Satisfaction Survey”). The survey includes a mix of close-ended and open-ended questions, and respondents are prompted to complete the survey through in-app notification. For the third quarter of fiscal 2026, the New Member Satisfaction Survey was conducted between April 1, 2026 and June 30, 2026 and included 2,972 respondents.

•

Chronic Conditions Membership Survey. In March 2026, we conducted an online survey of 1,255 Oura members in the United States regarding chronic and other health conditions and the role of Oura data in connection with those conditions (our “Chronic Conditions Membership Survey”).

•

User Experience Survey. In July 2024, 479 new Oura members responded to an online survey regarding changes in their wellness and health since becoming members, including reported changes in overall health, sleep quality, stress management, and daytime focus (our “User Experience Survey”).

•	Quarterly Brand Tracking Study conducted by YouGov. We commission a quarterly brand tracking study conducted by YouGov, a third-party research firm, among U.S. respondents aged 18 to 70 who own a wearable device or are open to owning or using a wearable device in the future (our “Quarterly Brand Tracking Study”). Respondents are presented with a list of wearable device brands and asked to select which brands they have seen or heard of. The sample is collected monthly, with results delivered quarterly, in an effort to ensure accurate representation of our target audience, aged 18 to 70, by key demographics including age, gender, region, education, and race/ethnicity.

This prospectus includes certain statements and quotations attributed to individual members of the Company’s platform. These member testimonials reflect the personal experiences and opinions of the individuals quoted and do not constitute, and should not be construed as, (i) claims by us regarding the efficacy of Oura Ring, Oura App, Oura Membership, or any of our other products or features for the diagnosis, treatment, cure, mitigation, or prevention of any disease or medical condition; (ii) endorsements by us of any specific health outcome described by such members; or (iii) representations that any particular member will achieve similar results. Individual experiences may vary. Our products are designed to provide health and wellness insights and are not intended to be used as medical devices except to the extent specifically disclosed in this prospectus. Member testimonials have not been independently verified by us or any of the underwriters.

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Cautionary Note Regarding Forward-Looking Statements” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before making any investment decision.

Our Mission & Founding

Our mission is to empower people to live healthier, longer.

More than a decade ago in Finland, ŌURA began with a simple but ambitious idea: that we could help people understand their bodies well enough to improve and change the trajectory of their health, not just track it. We saw a need for technology that could accurately reveal how the body responds to the demands of everyday life. Not another screen competing for attention, but a seamless way to make what matters most more visible. That belief led us to pioneer the smart ring, bringing continuous health insights into daily life. From the beginning, our ambition extended beyond the ring. We set out to transform personal health by empowering people to recognize meaningful changes earlier, make more informed decisions, and improve long-term health outcomes.

Today, many people lack visibility into how their daily choices shape their long-term health. Care is often reactive, stepping in after something goes wrong. As a result, health outcomes remain challenged and chronic conditions continue to rise. We believe improving outcomes requires a shift from treatment-based care to proactive care that is personal, continuous, and data-informed. Health happens between doctor’s visits—in the daily habits we build and the small deviations from baseline that become larger over time. Advances in wearable technology and artificial intelligence (“AI”) now make that future possible by translating long-term physiological data into predictive insights and actionable guidance so people can understand their bodies, respond earlier, and live better for longer.

Our Business

Oura is an always-on health intelligence platform designed to transform how people understand and manage their health in everyday life. Oura was built to give the body a voice—translating physiological signals across sleep, activity, readiness, stress, heart health, metabolic health, and women’s health into more than 50 metrics and predictive insights. In the third quarter of fiscal 2026, Paid Members wore Oura Ring for a median of approximately 23 hours per day, enabling continuous data capture that can help our members understand their bodies, recognize patterns early, and act with greater intention and precision. Health is personal, and members come to Oura at different stages of their journey—whether building habits to support sustainable weight loss, tracking response to treatment, optimizing training and recovery, or monitoring heart health for longevity. Many arrive with a specific need but expand their use over time as their priorities evolve. Oura is not a point solution for one season of life—it is a long-term health companion that links each health chapter into a unified, longitudinal experience, carrying forward what it has learned and building deeper trust over time.

Our platform is anchored by Oura Ring, the world’s smallest smart ring. Our patented hardware is purpose-built to leverage the finger’s unique physiology and advanced sensors to deliver continuous,

high-fidelity biometric data. Oura Ring lives at the intersection of wearability and capability and is engineered for comfort and everyday wear, integrating naturally into daily life. Backed by more than a decade of clinical research, Oura follows a science-first approach to product development, with Oura Ring achieving industry-leading accuracy of approximately 99% for heart rate, 98% for heart rate variability, 96% for ovulation tracking, and 96% for sleep accuracy.

Our platform combines proprietary hardware, software, AI, and services across four mutually reinforcing layers—Data, Intelligence, Interaction, and Infrastructure—and is strengthened by our partner ecosystem. We designed this system to serve the needs of our members and to become more intelligent as it scales. As of June 30, 2026, our platform served 5.0 million Paid Members and 56 markets worldwide. Together, our integrated hardware and software platform creates a reinforcing flywheel that strengthens Oura’s competitive advantage over time. Every day of wear deepens Oura’s understanding of each member, enabling our models to deliver more precise and personalized insights. Improved model performance accelerates feature innovation and expands use cases, delivering greater value and reinforcing engagement and retention. As more members adopt Oura as an everyday health companion, the result is a compounding data asset that strengthens the moat around our intelligence platform and supports faster, more capital-efficient innovation that becomes increasingly difficult to replicate.

Oura serves a highly engaged and differentiated member base across a wide range of life stages and health priorities. Unlike many wearables that focus on addressing one health need, such as fitness, Oura supports members through a single integrated experience that helps users address multiple dimensions of health. On average, members cite six different reasons for choosing Oura, including sleep, stress, activity, heart health, long-term health, and women’s health, reflecting the breadth of our platform. This broad relevance has enabled us to grow across demographic segments, with our female and male members each growing at a compound annual growth rate of more than 90% since fiscal 2024. Approximately 72% of our members are women, approximately 27% are over the age of 45, and approximately 37% have a household income below $100,000. We are also reaching populations that many wearables have historically struggled to engage, including individuals managing chronic health conditions, with more than half of members reporting at least one chronic condition.

What begins as member education evolves into a daily utility and, over time, into a trusted companion throughout some of the most meaningful moments in a member’s life. As of June 30, 2026, our Weighted-Average 12-Month Paid Member Retention was approximately 85% and our DAU-to-MAU Ratio was approximately 65%. During the first three quarters of fiscal 2026, Paid Members opened the Oura App an average of more than 3.5 times per day. Members credit Oura as instrumental, with statements like “Oura helped me start a family” and “Oura empowered me to change my life.” The combination of accurate insights, daily utility, and behavior change that can lead to meaningful health outcomes creates a level of trust and emotional connection that drives long-term engagement, retention, and brand advocacy. Our privacy-first approach, including our commitment to never share members’ health data without consent, reinforces that relationship and helps us build enduring connections that deepen as members progress through different stages of their health journey.

We build products using a science-led development framework designed to introduce meaningful health insights that we believe are accurate, trusted, and scalable over time. Scientific rigor is embedded throughout our process which combines longitudinal data, individual physiological baselines, clinical research, and iteration through member feedback to deliver personalized health insights at scale. These efforts are driven by our in-house multidisciplinary scientific organization—including more than 50 PhDs, five MDs, and our Medical Advisory Board—working in close collaboration with more than a dozen academic partners. Over more than a decade, these capabilities have enabled Oura to translate research into member-facing features with the trust and credibility required to expand into new health domains. Our highly engaged member base accelerates this work—yielding a participatory research asset that increases product velocity, lowers the cost of data collection, and allows us to make meaningful contributions to the broader evidence base for proactive, personalized health.

We operate at the intersection of three structural shifts: the move from reactive care to proactive, continuous health management; increasing consumer ownership of health decisions and spend; and advances in AI and wearable technology that enable personalized, predictive insights in real time. We believe we are in the early innings of addressing a large and expanding market opportunity that begins with wearables and extends into preventative healthcare. Oura represented approximately 2% of annual global wearable shipments in the 12 months ended June 30, 2026. We believe our health intelligence platform positions us to address a broader preventative health opportunity representing over $90 billion of serviceable addressable spend, as healthcare investment shifts toward proactive, personalized care. Longer-term, we believe our platform can support meaningfully larger populations as we continue to expand access, build clinical evidence, and deepen integrations with health plans, employers, and care providers.

Our go-to-market strategy is anchored in product-led growth and efficient, diversified distribution. During the nine months ended June 30, 2026, approximately 40% of members were acquired organically through word-of-mouth, driven by our passionate member base. We complement this organic demand with an omnichannel approach that combines direct-to-consumer (“DTC”) with our wholesale channel, which includes our retail and enterprise partners. We are present in approximately 8,400 retail doors globally, increasing product discovery and brand awareness. Internationally, we are in the earlier stages of our expansion efforts and plan to enter new markets using a disciplined, localized go-to-market approach. We also reach members through enterprise channels—including employers, government organizations, and healthcare partners—and strategic ecosystem partnerships. Our omnichannel strategy has significantly increased our brand awareness, with aided awareness among our target audience in the United States growing from approximately 15% in the first quarter of fiscal 2024 to approximately 38% in the third quarter of fiscal 2026, according to our Quarterly Brand Tracking Study conducted by YouGov. While our brand awareness has grown, we have significant room to further increase our awareness both in the United States and internationally.

We operate an integrated hardware-plus-software subscription business model that combines hardware sales with a recurring membership to scale adoption while driving durable, long-term engagement. Hardware economics recover customer acquisition costs on day one, after which members enter a highly retentive subscription model. This model enables sustained investment in cutting-edge science and research and development that drives product innovation. Oura Membership becomes more valuable over time, with new features, partnerships, and services enhancing the tools available to help members understand and proactively manage their health. Together, this integrated model aligns incentives around sustained engagement and outcomes, reinforcing trust and supporting long-term member relationships as health needs evolve.

Our revenue was $1,214.5 million and $697.6 million during the nine months ended June 30, 2026 and 2025, respectively, representing 74% year-over-year growth. During the nine months ended June 30, 2026 and 2025, we delivered gross margins of 55% and 51%, generated net income of $60.8 million and $1.6 million, and generated Adjusted EBITDA of $106.7 million and $83.5 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics and Non-GAAP Financial Measures” for additional information regarding Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to net income.

Oura Ring

We designed Oura Ring to capture continuous, high-fidelity biometric data that powers our health intelligence platform. The ring form factor enables near-constant wear, including overnight when signals are the most stable, driving more consistent and higher-quality data capture than competing products.

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Accuracy. Accuracy is core to our product philosophy and our advantage comes from two places. First, we start with better physiological signals. We measure on the finger, not the wrist, because the finger gives us a stronger physiological signal and better signal-to-noise ratio. It is highly vascularized, which means we can capture a PPG signal that can be up to 100 times stronger than the wrist. That stronger signal is the foundation for measuring heart rate, heart rate variability, respiratory patterns, and other health metrics. Second, we turn those signals into insights with proprietary sensing algorithms and AI models. Our algorithms translate raw physiological data into meaningful health metrics, personalized insights, and guidance that our members can act on. Data indicates that Oura achieves research-grade accuracy of approximately 99% for heart rate, 98% for heart rate variability, 96% for ovulation tracking, and 96% for sleep accuracy. And it matters to our members: approximately 87% say accuracy was a key reason behind their purchase decision. Our approach has been validated through third-party research. An independent study published in 2025 and supported by the Air Force Research Laboratory found Oura Ring 4, our previous generation hardware, to deliver leading PPG accuracy for resting heart rate and heart rate variability.

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Proprietary Hardware Technology. Our patented Smart Sensing technology dynamically adapts to each member’s physiology to optimize signal quality and accuracy, enabling personalized measurement while preserving battery efficiency.

•	Comfort, Convenience & Style. Our discreet, lightweight design integrates naturally into daily life without screens or notifications, enabling continuous wear and driving sustained adherence.

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Protected IP. As the pioneer of the smart ring category, Oura has built a leading patent portfolio comprising over 1,140 patents and patent applications as of June 30, 2026—spanning hardware design, sensing, and longitudinal biometric data capture and analysis.

The Oura Platform

We have architected an integrated health intelligence platform designed to deliver personalized, actionable insights at global scale. Our platform combines proprietary hardware, software, AI, and services across four mutually reinforcing layers—Data, Intelligence, Interaction, and Infrastructure—and is strengthened by our partner ecosystem. Together, this proprietary technology stack transforms biometric data into trusted, actionable insights that we believe become more accurate, personalized, and valuable as the platform scales.

Data. We are a trusted personal health system of record, anchored in high-frequency, longitudinal physiology, behavior, and context data from Oura Ring and third-party integrations, including blood tests, continuous glucose monitors, and electronic health records. We have amassed a proprietary dataset comprising nearly 42 billion hours of longitudinal biometric data, across a wide range of genotypes, phenotypes, genders, ages, ethnicities, and health conditions. Unlike population-level datasets, our data is personal and updated continuously—it captures not just biometrics, but life stage, goals, medications, behaviors, and context, building an evolving longitudinal record that is unique to each member. This allows us to establish individualized physiological baselines and detect deviations from those baselines.

Intelligence. Intelligence is our proprietary reasoning engine that interprets physiological data into predictive, clinically grounded insights and recommendations. It combines three layers of AI models: proprietary health foundation models trained on more than a decade of longitudinal biometric data that serve as a general knowledge engine for human physiology and behavior; domain-specific health models that power specific use cases and features, such as our heart health models that power our Blood Pressure Signals and women’s health models that power our Fertile Window feature for conception and pregnancy planning; and custom health-focused LLMs (like the Oura Women’s Health Expert) that power Oura Advisor, our conversational AI that translates complex outputs into intuitive, evidence-based guidance to meet the distinct needs of our members. Together with individualized baselines built from each member’s biometric data and context, these models enable us to convert complex physiological signals into actionable insights and predictions at scale.

Interaction. The Interaction layer is where members engage with the platform through Oura App and Oura Advisor, our AI-powered health companion, which together serve as the operating interface for the Oura experience. These interfaces surface personalized scores, trends, and recommendations across sleep, activity, readiness, stress, heart health, metabolic health, and women’s health, with AI embedded throughout to translate signals into context-aware guidance tailored to each member’s goals and life circumstances. Our health scores, such as Readiness and Sleep, provide an easy to understand number that is personalized to each member, while detailed submetrics and measures, such as heart rate variability and body temperature, allow members to understand their underlying vital signs. Designed to build trust over time, Oura encourages daily check-ins, reflection, and action—creating a sustained engagement loop that traditional healthcare has historically struggled to achieve.

Infrastructure. Our platform is built on a privacy-first, purpose-designed infrastructure that supports trust, efficiency, and scale, aligned with data protection standards such as HIPAA and GDPR. Our use of local data processing and proprietary edge-deployed AI models, together with our secure system designed to protect member data, optimizes compute and data-transfer costs, preserves battery life, and enables efficient, always-on sensing at scale. This architecture is designed to enable secure, scalable integrations across healthcare, employer, research, and government use cases.

Partner Ecosystem. Our partner ecosystem extends the reach and utility of the Oura platform without requiring us to build every capability in-house. Partners embed Oura insights into their own products while contributing complementary clinical, physiological, and contextual data back into our platform, creating a bidirectional model that strengthens platform intelligence and member value over time. This model, enabled by our API-first architecture, supports integrations across more than 1,200 partners and serves two strategic objectives. First, feature expansion partners such as Natural Cycles (women’s health) and Strava (activity) allow us to expand efficiently into new health domains. Second, connected care partners such as LillyDirect, Eli Lilly and Company’s digital health platform and Resmed help connect Oura-generated wellness insights with treatment-support programs, care pathways, healthcare services, and clinical workflows. Together, these partnerships allow us to expand efficiently into new health domains and care settings, while increasing the utility of the Oura platform across our members’ health journeys.

Platform Flywheel. Together our proprietary hardware, software, data, and AI drive a self-reinforcing flywheel that strengthens Oura’s competitive advantage over time. Every day of wear generates richer, longitudinal data and member context, expanding our personalized longitudinal dataset. This ever-evolving data asset continuously trains our proprietary models and deepens our understanding of each individual, enabling our models to deliver more precise and personalized insights to members. Improved model performance accelerates innovation and expands use cases, delivering member value and reinforcing engagement and retention. As more members adopt Oura as an everyday health companion, the growing scale compounds our data asset that strengthens the moat around our intelligence platform and supports faster, more capital-efficient innovation that becomes increasingly difficult to replicate.

Our Members

Our customer-centric product philosophy has shaped a global community of approximately 5.0 million Paid Members as of June 30, 2026, who engage with Oura as a long-term health companion. Members come to Oura to take a more proactive approach to their health and remain as their needs evolve—from optimizing fitness, to planning a family, or managing a chronic condition— Oura adapts with them, engaging across multiple health journeys rather than a single use case.

As Oura becomes more embedded in our members’ lives, we are driving a level of daily engagement that is uncommon in health. During the first three quarters of fiscal 2026, our DAU-to-MAU Ratio was approximately 65%, reflecting daily utility and curiosity, creating a fundamentally different member relationship and positioning us to generate measurable outcomes at scale. According to our 2024 User Experience Survey, within the first month, approximately 90% of Oura members report improved overall health, 88% report improved sleep, 81% report improved stress management, and 73% report improved focus, supporting meaningful behavioral change over time.

Oura appeals to a diverse global audience across health conditions, demographics, and life stages.

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Health Needs. Oura is designed to support multiple dimensions of health through our integrated platform, enabling us to serve a more diverse member population. On average, our members cite six different reasons for buying Oura—sleep, stress, activity, heart health, long-term health, and women’s health. We believe this breadth expands the market for wearables and attracts new users to the category, with approximately 33% of our new members reporting Oura as their first wearable and approximately 29% reporting that they replaced their existing wearable. Our relevance across a wide range of health journeys has also enabled us to reach populations that have historically been underserved by wearables. Fifteen percent of our U.S. members work in healthcare. According to our 2026 Chronic Conditions Membership Survey, more than half of our members report at least one chronic condition, and among those members, 80% report that they refer to their Oura data to help inform decisions related to their chronic conditions. These conditions range from prevalent, often asymptomatic diseases to more complex or debilitating conditions.

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Gender. We are driving significant growth across genders—since fiscal 2024, our female and male members have grown at a compound annual growth rate of approximately 143% and 94%, respectively. As of June 30, 2026, approximately 72% of our members are women. This growth reflects the emergence of women’s health as a deeply integrated and differentiated use case across cycle tracking, conception, pregnancy, and menopause that drives long-term relationships with our members. Having a strong female member base is particularly meaningful for Oura, as studies show women make approximately 80% of healthcare decisions for their families, making women an organic entry point for multi-member household adoption and reinforcing referral-driven growth over time.

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Age. Our diversified age distribution demonstrates Oura’s relevance across life stages. We have strong adoption among younger consumers. As of June 30, 2026, approximately 31% of our members were Generation Z and younger, defined as individuals aged 29 and under. We believe this cohort will engage with Oura through life stages as the value of their longitudinal data compounds and the platform adapts to their evolving health needs, supporting long-term engagement, retention, and lifetime value. As of June 30, 2026, approximately 42% of our members were aged 30-45 and 27% of our members were Generation X and older, defined as individuals aged 46 and above, underscoring the platform’s value proposition to members of all ages.

•	Income. Oura members span household incomes with approximately 37% of Oura members reporting household incomes of less than $100,000 per year.

Industry Trends

We believe the following industry trends will support continued adoption of our platform over time:

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The shift from reactive care toward preventative and proactive health management. Historically, U.S. healthcare spending has been concentrated on treating illness rather than maintaining health, resulting in uneven outcomes and incentivizing stakeholders to explore preventative approaches. Deloitte: The Future of Health estimates promoting health spend exceeded $1 trillion in 2023 and will surpass $2 trillion by 2030, representing approximately one-third of total healthcare spend. This growth reflects evolving consumer preferences and a growing recognition among payors, employers and health systems that earlier intervention and continuous monitoring can reduce downstream costs and improve long-term outcomes.

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Consumers increasingly fund their healthcare, investing in preventative solutions. Out-of-pocket healthcare expenditures in the United States reached $557 billion in 2024 and have grown substantially in recent years, both in absolute dollars and as a portion of household spending. As individuals assume greater financial responsibility for their health, they are allocating more spend toward proactive, prevention-oriented tools and increasingly leveraging digital platforms and AI-driven assistants to interpret health data and inform health decisions. This shift reflects evolving expectations for consumer-friendly services and measurable outcomes, expanding demand for solutions that can be adopted independently of traditional healthcare systems.

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Technology developments across AI and wearables unlock a new model for care. Healthcare represents one of the largest sectors of the economy, commanding $5.3 trillion in U.S. spending in 2024. Advances in AI, biometric sensing, and cloud computing are enabling a new category of health tools capable of enhancing clinical reasoning, patient engagement, and continuous monitoring beyond episodic care. At the same time, improvements in sensor accuracy, miniaturization, and power efficiency are increasing the quality and continuity of data capture, supporting more precise, personalized and real-time insights. We view the convergence of wearables and AI as a foundational interface to understand health patterns, detect and predict risk, and act on health in real time.

Our Market Opportunity

We have a broad addressable market and are early in our penetration. We compete in the global wearables market, and we believe our opportunity extends beyond traditional wearable use cases centered on activity and fitness tracking. Global shipments of wearable devices totaled approximately 212 million units in the 12 months ended June 30 2026, according to International Data Corporation (“IDC”), of which we represented approximately 2% penetration with 3.6 million Rings Sold over the last year. We are both taking share and expanding the market. Our diverse set of use cases attract consumers who have not historically engaged with wearable devices, with 33% of new members reporting Oura as their first wearable device, demonstrating our active expansion of the wearables market. At the same time, we are taking share as approximately 29% of new members reported replacing their existing wearable with Oura and 37% reported wearing another wearable concurrently, selecting Oura as a complementary health-focused device.

The capabilities we have built also create opportunities beyond the traditional wearables market. The Oura Membership offers a growing suite of features and services that enhance engagement and extend value across health journeys, including nutritional insights and guidance, conception planning and fertility insights, blood testing and analysis, and therapy and medication monitoring. According to Statista, the categories in which we currently participate, or may participate in the future—including fitness trackers, health and wellness coaching, selected digital care management applications, digital therapeutics, and selected connected biosensor categories—represent a global market opportunity exceeding $90 billion in 2026, which we view as our serviceable addressable market (“SAM”).

We believe our long-term market opportunity extends into the broader preventative healthcare market. While we serve approximately 5.0 million Paid Members as of June 30, 2026, we believe our platform can support significantly larger populations as we expand access, build clinical evidence, and deepen integrations with health plans, employers, and care providers.

Our Competitive Strengths

We believe the following attributes and capabilities represent our core strengths and provide us valuable competitive advantages:

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Trusted, Category-Defining Consumer Health Brand. Oura has built a distinctive brand at the intersection of consumer, healthcare, and technology—defined by trust, personal connection, and insights people depend on in their daily lives. Oura is often embedded in the most meaningful moments of a member’s life—a health scare, a pregnancy, a commitment to change—and members credit Oura as instrumental, with statements like “Oura helped me start a family” and “Oura empowered me to change my life.” These experiences create an emotional bond that transforms members into passionate advocates. This bond is reinforced by our commitment to science, clinical research, and responsible data stewardship, anchored in a privacy-first model and a promise to never share personal health data without consent. In a category where trust is essential, members feel confident integrating Oura into their lives. This combination of emotional connection, trust, and utility drives sustained engagement and reinforces Oura as a brand members depend on.

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Purpose-Built, Patented Ring Form Factor with Industry-Leading Accuracy. Oura Ring is specifically designed for continuous, unobtrusive wear, enabling high-fidelity physiological data capture in everyday life. Our patented finger-based form factor and Smart Sensing technology deliver industry-leading accuracy and are critical to our advantage. In the third quarter of fiscal 2026, Paid Members wore Oura Ring for a median of approximately 23 hours per day, enabling continuous data capture that can help our members understand their bodies, recognize patterns early, and act with greater intention and precision. Our strength is particularly pronounced during nighttime use, when the body is at rest and physiological signals are more stable, resulting in a higher signal-to-noise ratio that enables more precise measurement, earlier detection of subtle deviations and more reliable predictive insights. This near-constant wear creates a unique data moat that powers our insights and models. As of June 30, 2026, our hardware innovations were protected by more than 1,140 patents and patent applications, reinforcing our leadership in the smart ring category.

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Large-Scale Longitudinal Dataset Powering AI Models and Insights. Over more than a decade, we believe we have amassed one of the largest and highest-quality longitudinal biometric datasets in consumer health, tracking over 50 health and wellness metrics and representing nearly 42 billion hours of physiological data. This dataset powers our AI and machine-learning models, which decode complex physiological patterns and improve in accuracy, personalization, and predictive capability as member histories deepen—creating a compounding data advantage that is difficult to replicate.

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Scalable Platform Built to Expand. Our platform is designed to expand health insight coverage in a disciplined and credible manner. At the core of our platform is a repeatable development playbook that combines longitudinal real-world data, proprietary physiological models, independent clinical validation, and rapid iteration using member feedback. This approach enables us to translate scientific research into member-facing features with lower execution risk, faster iteration, and higher credibility as we expand into new Health Pillars. In parallel, our flexible platform architecture supports a robust ecosystem of partners whose complementary capabilities can be integrated efficiently, allowing us to extend functionality without assuming the full burden of in-house development. Together, this operating model allows us to launch new capabilities, integrate complementary partner functionality, and scale insight depth and breadth efficiently—without incremental hardware complexity or compromising trust.

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Structurally Durable Member Engagement. Members often come to Oura for a specific need—such as improving sleep or trying to conceive—but remain engaged as their health priorities evolve over time. Oura links these needs into a unified, longitudinal experience. A woman’s health journey is a compelling example, spanning from menarche through contraception, conception, pregnancy, perimenopause, menopause, and ultimately healthy aging—each stage building on the last. Oura is not a point solution for a single season of life, but a long-term health companion that carries forward what it has learned, deepening trust with every transition. This continuity drives habitual engagement, reflected in a DAU-to-MAU Ratio of approximately 65% during the first three quarters of fiscal 2026, and supports expanding lifetime value and long-term retention.

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Capital-Efficient, Product-Led Growth Engine. Oura’s go-to-market strategy translates member trust and product value into efficient acquisition. Approximately 40% of new members are acquired organically through word-of-mouth, supplemented by a diversified omnichannel strategy spanning direct-to-consumer, retail, and strategic partners. This approach expands reach, supports efficient market entry and international expansion, and minimizes customer acquisition costs while maintaining brand consistency and integrity.

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Attractive Hardware-Plus-Software Subscription Economic Model. We operate an integrated hardware-plus-membership business model that combines strong upfront unit economics with recurring, high-margin subscription revenue. Hardware sales are designed to offset customer acquisition costs at the point of purchase, while Oura Membership subscription extends lifetime value through predictable, recurring revenue supported by strong retention. As of June 30, 2026, we had 5.0 million Paid Members and our Weighted-Average 12-Month Paid Member Retention was approximately 85%, and our installed base continues to grow. This economic model allows Oura to invest in innovation in Hardware, Software, AI, and science to deepen our technology moat.

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Experienced, Mission-Driven Management Team to Lead Execution. Our leadership team has a proven track record of scaling consumer, health, and technology businesses. Our mission—to empower people to live healthier, longer—is integral to every decision we make. This singular focus on health guides everything from hardware development to the features we launch. This clarity of purpose positions us to execute with discipline as we build a generational company that has a positive impact on millions of lives.

Our Growth Strategy

Key elements of our growth strategy include:

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Increase penetration in our existing market. In the 12 months ended June 30, 2026, we sold 3.6 million Oura Rings, representing approximately 2% penetration of the global wearables market. We believe we can increase market share through continued product innovation, brand awareness, and distribution expansion. Our U.S.-aided brand awareness was approximately 38% in the third quarter of fiscal 2026, according to our Quarterly Brand Tracking Study conducted by YouGov. We plan to continue investing in our brand to increase awareness and understanding of our differentiated offering.

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Expand into new geographies. We are early in our international expansion efforts, with less than 20% of Hardware Revenue generated outside the United States in the nine months ended June 30, 2026. We plan to expand into underpenetrated markets using a disciplined, localized go-to-market approach, leveraging DTC demand signals to establish proof points before scaling through retail partnerships and broader marketing investment.

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Leverage our platform to launch new products and increase member value. Product innovation is the primary driver of our long-term growth. We leverage our platform to expand (i) hardware capabilities to improve sensing, accuracy, and wearability, (ii) our Membership through deeper and more personalized insights and predictions, and (iii) complementary products and services that broaden use cases and increase engagement and utility.

•	Expand our Partner Network to extend reach and increase value. Oura extends its platform through strategic partnerships that (i) expand distribution and reach and (ii) increase our ecosystem value.

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Develop emerging channels to broaden access over time. We believe enterprise, employer, and healthcare channels can become differentiated distribution opportunities over time. As organizations provide access to Oura as part of care pathways and benefit offerings, we are able to increase accessibility while expanding demand. We believe this model supports efficient member growth and introduces alternative acquisition economics through subsidized or employer-sponsored adoption.

Reorganization

On March 31, 2026, we completed a series of reorganization transactions to effect our redomiciliation from Finland to the United States. The Reorganization resulted in (i) Oura Inc., a Delaware corporation formed on January 28, 2026, becoming the parent entity of our consolidated group, (ii) Oura Inc.’s predecessor, Oura Health Oy, becoming a wholly owned subsidiary of Oura Inc., and (iii) all of the pre-existing securityholders of Oura Health Oy becoming securityholders of Oura Inc., with such securityholders retaining identical economic interests and shareholder rights as they had prior to the Reorganization.

Summary Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section titled “Risk Factors.” If any of these risks actually occur, our business, financial condition, and results of operations could be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to:

•	our rapid growth in recent years and our future rate of growth;

•	our ability to attract new members, retain existing members, or maintain or increase sales to those members;

•	our ability to compete against competitors;

•	our ability to maintain profitability in the future;

•	our ability to continue to develop and commercialize new, innovative, and updated products;

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actual or perceived defects in, or safety issues with, our products, that have in the past and could in the future lead to warranty claims, product replacements or recalls, reputational harm, regulatory proceedings, or litigation;

•	our products’ ability to provide accurate metrics and data to our members, and litigation and regulatory proceedings relating to claims we make about that accuracy;

•	our reliance on a limited number of contract manufacturers and suppliers;

•	our dependence on sales of Oura Ring and subscriptions to Oura Membership for substantially all of our revenue;

•	tensions in international trade and existing and potential tariffs;

•	our ability to accurately forecast consumer preferences and demand in a timely manner;

•	our reliance on a limited number of retail partners and corporate and enterprise customers;

•	seasonal fluctuations affecting our business;

•	our ability to maintain and enhance our brand and reputation;

•	negative impact on consumer confidence, spending, and shopping behavior, including reduced consumer discretionary spending on premium-priced products such as Oura Ring;

•	increasing product costs or decreasing selling prices;

•	our ability to anticipate appropriate pricing levels for our products and subscriptions;

•	the fluctuating cost or limited availability of raw materials and components;

•	changes in, or disruptions to, our shipping and logistics arrangements;

•	our business strategy to expand into additional international markets;

•	the potential for future capital requirements to not be available on reasonable terms, if at all;

•	our limited operating history;

•	our efforts in advertising, influencer partnerships, and other marketing campaigns;

•	our ability to provide a high-quality, responsive customer support experience;

•	the use of AI and machine learning technologies;

•	real or perceived inaccuracies in insights or the underlying data of our products;

•	our dependence on our key executives, technical personnel, and other employees;

•	our ability to compete in international markets;

•	our ability to identify, complete, integrate, or realize the expected benefits of acquisitions, investments, or strategic alliances;

•	our reliance on the accurate calculation of our key operating metrics;

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any significant cybersecurity incident, system failure, or disruption affecting our information technology systems or those of our third-party service providers, including incidents involving the data we collect;

•	our noncompliance with or changes in U.S. and international laws and regulations regarding privacy, data protection, and security;

•	our ability to protect or enforce our intellectual property rights, or claims by others that we infringe their rights;

•	failure of our information technology service providers, business partners, vendors, suppliers, or other third-party service providers, or any other failure by such third parties to provide services;

•	our ability to continue to expand, upgrade, and scale our information technology infrastructure;

•	our use of open source software in the firmware embedded in Oura Ring and in the software and platform infrastructure underlying our membership offering;

•	our dependence upon third-party data centers that we do not control;

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our current marketing of certain of our products and product features as general wellness products that we believe are not actively subject to the medical device regulatory requirements of the U.S. Food and Drug Administration, the Federal Trade Commission, and comparable regulatory authorities outside of the United States;

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current and future legal proceedings, regulatory disputes, and governmental inquiries arising from our business operations, including patent litigation (as both plaintiff and defendant), consumer product liability claims, consumer protection and false advertising litigation, data privacy regulatory proceedings, and other claims;

•	changes in tax laws or regulations and adverse tax rulings;

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sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur; and

•	fluctuations in our quarterly results of operations.

Before you invest in our common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company:

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we will present in this prospectus only two years of audited financial statements, plus any required unaudited financial statements, and related management’s discussion and analysis of financial condition and results of operations;

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we will avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX Section 404”);

•	we will provide less extensive disclosure about our executive compensation arrangements; and

•	we will not be required to hold shareholder non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.235 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act; and (iv) the last day of our fiscal year following the fifth anniversary of the completion of this offering.

Our Corporate Information

We were originally incorporated on April 24, 2013 as JouZen Oy, a private limited company organized under the laws of the Republic of Finland, and changed our name to Oura Health Oy on March 27, 2017. On March 31, 2026, we completed our Reorganization, which resulted in (i) Oura Inc., a Delaware corporation formed on January 28, 2026, becoming the parent entity of our consolidated group, (ii) Oura Inc.’s predecessor, Oura Health Oy, becoming a wholly owned subsidiary of Oura Inc., and (iii) all of the pre-existing securityholders of Oura Health Oy becoming securityholders of Oura Inc., with such securityholders retaining identical economic interests and shareholder rights as they had prior to the Reorganization. Oura Inc. is the registrant and the issuer of common stock in this offering. Our corporate headquarters are located at 415 Kearny Street, San Francisco, California 94108. Our telephone number is (415) 429-1773.

Our principal website address is www.ouraring.com. The information on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on our website to be part of this prospectus in deciding whether to purchase shares of our common stock.

THE OFFERING

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock from the selling stockholders in full).

Underwriters’ option to purchase additional shares of common stock from the selling stockholders	To the extent that the underwriters sell more than shares of common stock, the underwriters have the option to purchase up to an additional shares from the selling stockholders, at the initial public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common stock to be outstanding immediately after this offering	shares.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering.

We intend to use the net proceeds from this offering for general corporate purposes, including technology development, working capital, operating expenses, and capital expenditures. We also intend to use approximately $ million of the net proceeds to satisfy our anticipated tax withholding and remittance obligations related to the RSU Net Settlement (as defined below). We will have broad discretion in the way that we use the net proceeds from this offering. See “Use of Proceeds” for additional information.

Directed share program

At our request, the underwriters have reserved up to    % of the shares of common stock to be offered by this prospectus for sale, at the initial public offering price, to certain of our employees and certain individuals and entities identified by our management. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See “Underwriting—Directed Share Program” for additional information.

Dividend policy	We do not expect to pay any dividends on our common stock for the foreseeable future. See “Dividend Policy” for additional information.

Risk factors	Investing in our common stock involves risks. See “Risk Factors” beginning on page 21 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq trading symbol	We have applied to list our common stock on Nasdaq under the symbol “OURA.”

The number of shares of our common stock to be outstanding after this offering is based on       shares of our common stock outstanding as of June 30, 2026, after giving effect to (i) the Preferred Stock Conversion, (ii) the SAFE Conversion, and (iii) the RSU Net Settlement (each as defined below), and excluding:

•

     shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2026 under our Equity Plan 2015, Amended and Restated Equity Plan 2016, Equity Plan 2019, Amended and Restated 2022 Share Option and Grant Plan, and 2026 Share Option and Grant Plan (collectively, our “Existing Plans”), with a weighted-average exercise price of $      per share;

•

     shares of common stock issuable upon the vesting and settlement of restricted stock units (“RSUs”) that were outstanding as of June 30, 2026 under our Existing Plans and subject to vesting conditions that will not be satisfied in connection with this offering;

•	shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2026 outside of our Existing Plans, with a weighted-average exercise price of $ per share;

•

     shares of common stock issuable upon the vesting and settlement of RSUs that were outstanding as of June 30, 2026 outside of our Existing Plans and subject to vesting conditions that will not be satisfied in connection with this offering;

•	shares of common stock issuable upon the vesting and settlement of RSUs that were granted subsequent to June 30, 2026 under our Existing Plans;

•

      shares of our common stock reserved for future issuance under our 2026 Incentive Award Plan (the “2026 Plan”), which will become effective in connection with this offering, as well as shares of our common stock that may be issued pursuant to provisions of our 2026 Plan that automatically increase the share reserve under our 2026 Plan; and

•

      shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan (the “ESPP”), which will become effective in connection with this offering, as well as shares of our common stock that may be issued pursuant to provisions in our ESPP that automatically increase the share reserve under our ESPP.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	the Reorganization;

•

the conversion of all outstanding shares of our convertible preferred stock into an aggregate of       shares of common stock, which will occur immediately prior to the completion of this offering (the “Preferred Stock Conversion”);

•

the conversion of an outstanding $      Simple Agreement for Future Equity (“SAFE”) instrument with Eli Lilly and Company into an aggregate of     shares of common stock, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, which conversion will occur immediately prior to the completion of this offering (the “SAFE Conversion”);

•

the net issuance of       shares of our common stock underlying RSUs outstanding under our Existing Plans that will vest in connection with this offering, after giving effect to the withholding of       shares of our common stock to satisfy the estimated tax withholding and remittance obligations (based on an assumed tax withholding rate of      %) (the “RSU Net Settlement”);

•

the filing and effectiveness of our amended and restated certificate of incorporation (the “Amended Charter”) and the adoption of our amended and restated bylaws (the “Amended Bylaws”), each of which will occur immediately prior to the completion of this offering;

•	no exercise of outstanding stock options or settlement of outstanding RSUs subsequent to June 30, 2026 except as described above;

•	no exercise by the underwriters of their option to purchase up to additional shares of common stock from the selling stockholders;

•	no purchase of shares of our common stock through the directed share program as described in “Underwriting—Directed Share Program;” and

•	an initial public offering price of $ per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus.

The assumed      % tax withholding rate applicable to the RSU Net Settlement used in this prospectus is an estimated blended withholding rate for all of the RSUs that will vest in connection with this offering. Such estimate and the related share withholding may differ from actual results due to, among other things, actual forfeitures through the date of this prospectus and actual tax withholding rates.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the summary of our consolidated financial and other data. We have derived the summary consolidated statements of operations data and consolidated statements of cash flows data for the nine months ended June 30, 2026 and 2025 and the summary consolidated balance sheet data as of June 30, 2026 from our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statements of operations data and statements of cash flow data for the fiscal years ended September 30, 2025 and 2024 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited condensed consolidated financial statements and related notes have been prepared on the same basis as the annual consolidated financial statements and, in management’s opinion, include all adjustments necessary for the fair statement of such data.

Our historical results for any prior period are not necessarily indicative of the results that may be expected in the future. You should read the following data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” See “About this Prospectus” for information regarding our Reorganization.

	Nine Months Ended June 30,		Year Ended September 30,
	2026	2025	2025	2024
	(in thousands, except share and per share data)
Consolidated Statements of Operations:
Revenue:
Hardware	$973,980	$588,726	$749,393	$331,203
Membership	240,526	108,843	158,463	75,548

Total revenue	1,214,506	697,569	907,856	406,751

Cost of revenue	552,339	341,544	436,844	142,657

Gross profit	662,167	356,025	471,012	264,094
Operating expenses:
Sales and marketing	257,858	140,273	202,217	108,410
Research and development	206,800	101,078	141,957	90,596
General and administrative	126,321	54,409	81,506	51,648

Total operating expenses	590,979	295,760	425,680	250,654

Income from operations	71,188	60,265	45,332	13,440
Interest expense	(2,222)	(10,602)	(13,384)	(15,613)
Loss on extinguishment of debt	(479)	(8,725)	(8,725)	—
Other income (expense), net	1,596	(4,471)	350	8,437

Income before income taxes	70,083	36,467	23,573	6,264
Provision for income taxes	9,315	34,894	23,561	2,615

Net income	$60,768	$1,573	$12	$3,649

Deemed dividend to holders of redeemable convertible preferred stock	(985,023)	(184,417)	(186,100)	(12,200)

Net loss attributable to common stockholders	$(924,255)	$(182,844)	$(186,088)	$(8,551)

	Nine Months Ended June 30,			Year Ended September 30,
	2026		2025	2025		2024
	(in thousands, except share and per share data)
Net loss per share attributable to common stockholders, basic and diluted(1)		$(89.53)	$(16.33)		$(17.07)	$(0.59)

Weighted-average shares outstanding, basic and diluted(1)		10,323,194	11,199,382		10,901,942	14,398,386

Pro forma net income per share attributable to common stockholders, basic and diluted(1)(2)	$			$

Pro forma weighted-average number of shares used in computing net income per share attributable to common stockholders, basic and diluted(1)(2)

(1)

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our historical basic and diluted net loss per share attributable to common stockholders and the weighted-average number of shares of common stock used in the computation of these per share amounts.

(2)	Gives effect to (i) the Preferred Stock Conversion, (ii) the SAFE Conversion, and (iii) the RSU Net Settlement.

	Nine Months Ended June 30,		Year Ended September 30,
	2026	2025	2025	2024
	(in thousands)
Consolidated Statements of Cash Flows:
Net cash provided by operating activities	$328,008	$135,315	$121,693	$28,227
Net cash used in investing activities	(76,958)	(20,281)	(29,186)	(12,383)
Net cash provided by (used in) financing activities	(741,772)	(44,495)	653,924	(41,658)

	As of June 30, 2026
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet:
Cash and cash equivalents	$371,764	$	$
Total assets	1,063,188
Total liabilities	1,181,171
Redeemable convertible preferred stock	1,499,751
Total stockholders’ deficit	(1,617,734)

(1)	Gives effect to (i) the Preferred Stock Conversion, (ii) the SAFE Conversion, and (iii) the RSU Net Settlement.
(2)

Gives effect to (i) the pro forma adjustments described in footnote (1) above, (ii) the sale by us of     shares of common stock in this offering at an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the use of approximately $    million of the net proceeds from this offering to satisfy our anticipated tax withholding and remittance obligations related to the RSU Net Settlement.

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets, and total stockholders’ (deficit) equity by approximately $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 in the number of shares of common stock we are offering would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets, and total stockholders’ (deficit) equity by approximately $ million, assuming the assumed initial public offering price per share remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Pro forma adjustments in this footnote and the footnotes above, as well as the related information in the balance sheet data, are illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

Key Operating Metrics and Non-GAAP Financial Measures

We review a number of operating metrics and financial measures, including the key operating metrics and non-GAAP financial measures set forth below, to evaluate and manage our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics and Non-GAAP Financial Measures” for additional information regarding our key operating metrics and non-GAAP financial measures, including reconciliations of our non-GAAP financial measures to their most directly comparable financial measures prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and a discussion on the utility and limitations of our key operating metrics and non-GAAP financial measures.

	Nine Months Ended June 30,		Year Ended September 30,
	2026	2025	2025	2024
	(dollars in thousands)

Operating Metrics
Rings Sold(1)	3.1 million	1.8 million	2.3 million	1.0 million
Paid Members(2)	5.0 million	2.5 million	2.9 million	1.3 million
Non-GAAP Financial Measures
Net income (GAAP)	$60,768	$1,573	$12	$3,649
Net income margin (GAAP)	5%	0%	0%	1%
Adjusted EBITDA(3)	$106,650	$83,505	$74,866	$36,972
Adjusted EBITDA margin(4)	9%	12%	8%	9%

(1)

We define Rings Sold as the number of Oura Rings shipped and recognized as hardware revenue in a given period. Rings Sold is presented net of returns, warranty replacements, and certain web sales exchanges, and excludes units for which revenue recognition has been deferred.

(2)

We define Paid Members as the number of members as of the end of the applicable period who have activated our paid membership service and for whom a valid payment method has been provided, excluding members in an initial free trial period. Paid Members include members in a grace period of up to 28 days following a failed payment and members receiving limited periods of free membership as a concession. Voluntary cancellations generally take effect at the end of the prepaid membership period, while involuntary cancellations generally take effect at the end of the applicable grace period.

(3)

We define Adjusted EBITDA as net income adjusted to exclude (i) provision for income taxes, (ii) interest expense, (iii) depreciation and amortization, (iv) share-based compensation, and (v) other non-cash or non-routine items that are not reflective of our ongoing operational results, which currently primarily includes other income (expense), net and loss on extinguishment of debt.

(4)	We define Adjusted EBITDA margin as Adjusted EBITDA divided by total revenue.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider and read the following risk factors, together with all of the other information contained in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto, before deciding to invest in our common stock. The risks described below are not the only ones we face. Our business, financial condition, and results of operations could be adversely affected by any of these risks or uncertainties, as well as by risks or uncertainties not currently known to us, or that we do not currently believe are material. In such a case, the trading price of our common stock could decline, and you could lose some or all of your investment. Certain statements contained in the risk factors described below are forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” for more information.

Risks Related to Our Business and Industry

We have experienced rapid growth in recent years. This rapid growth may not be sustainable or indicative of future performance, and we expect our growth rate to slow over time.

We have experienced significant and rapid growth, with total revenue increasing from $406.8 million in fiscal 2024 to $907.9 million in fiscal 2025, representing approximately 123% year-over-year growth, and from $697.6 million in the nine months ended June 30, 2025 to $1,214.5 million in the nine months ended June 30, 2026, representing approximately 74% year-over-year growth. Hardware revenue grew from $331.2 million to $749.4 million and membership revenue grew from $75.5 million to $158.5 million in fiscal 2024 and fiscal 2025, respectively. Hardware revenue was $974.0 million and membership revenue was $240.5 million for the nine months ended June 30, 2026, compared to $588.7 million and $108.8 million, respectively, for the nine months ended June 30, 2025. However, our recent rate of growth may not be sustainable or indicative of our future rate of growth, and in future periods, our revenue could grow more slowly than we expect or decline.

We believe that continued growth in revenue, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks, and difficulties described in this “Risk Factors” section. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. Any of these factors could cause our revenue growth to slow or decline and may adversely affect our margins and profitability. Because we have a limited history operating at our current scale in an evolving market and across expanding channels, our ability to forecast quarterly or annual results is reduced, and our predictions about future revenue and expenses may be less accurate than if we had a longer operating history. Even if our revenue continues to increase, our growth rate may slow for a number of other reasons, including if there is a slowdown in the growth of demand for our products, an increase in competition, a decrease in the growth or reduction in the size of our overall market, or if we cannot capitalize on growth opportunities. Failure to continue to grow our revenue or improve or maintain margins would adversely affect our business, financial condition, and results of operations. You should not rely on our historical rate of growth as an indication of our future performance.

If we fail to attract new members, retain existing members, or maintain or increase sales to those members, our business, financial condition, results of operations, and growth prospects will be adversely affected.

Our growth depends in part on our ability to continue to attract new members to our products and services and to retain and expand our relationships with existing members over time. We acquire members across multiple channels, including our direct-to-consumer website, our retail partners, our distribution partners, and our partner programs. We have made, and expect to continue to make, investments in product development, marketing, and channel expansion to acquire new members, and these investments may not result in new members, or in increased sales of our products and services. As our brand becomes more widely known, we may not attract new members at the same rates as we have in the past. If consumers are not convinced that our products and services are superior to alternatives, or if we are unable to scale our channels and partner relationships effectively, our ability to acquire new members and grow our business may be harmed.

Our success also depends in large part on our ability to retain existing members and to maintain or increase sales to those members over time. A meaningful portion of our revenue is generated from recurring membership subscriptions, which are automatically renewed until cancelled by the member or terminated by us, and members may cancel at any time without penalty. In addition, a portion of our membership base is supported through partner programs in which a partner pays for memberships on behalf of eligible end users. If those partners do not renew or expand their programs, or if end users no longer qualify for the program, those individuals are required to convert to an individually paid membership in order to retain access to our membership offering, and many may not do so. Furthermore, some customers choose to purchase our products but do not purchase a membership subscription. If we are unable to continue to attract new members, or our existing members decrease their spending on our products and services or fail to renew their memberships or make repeat purchases, our business, financial condition, results of operations, and growth prospects will be adversely affected.

We operate in a highly competitive market, including against larger companies with greater resources, brand recognition, distribution capabilities, and track record of technology innovation, and we may be unable to compete successfully, which could adversely affect our business, financial condition, and results of operations.

Our products and services are offered in the highly competitive health and wellness wearables market. We face significant competition in many aspects of our business, including from large, broad-based consumer electronics and technology companies that offer general-purpose smartwatches and fitness trackers; performance-oriented or category-specific wearables; and software-based health and wellness companies that provide device-agnostic insights. Moreover, we expect the competition in our market to intensify in the future as new and existing competitors introduce new or enhanced products and services that compete with ours.

Our competitors may develop, or have already developed, products, features, content, services, or technologies that are similar to ours or that achieve greater acceptance, may undertake more successful product development efforts, create more compelling employment opportunities or marketing campaigns, or may adopt more aggressive pricing policies, including by discounting hardware in order to gain market share or providing a membership model with no subscription fee. Our competitors may develop or acquire, or have already developed or acquired, intellectual property rights that significantly limit or prevent our ability to compete effectively. In addition, our competitors may have significantly greater resources than us, with more diversified product portfolios, established supply chains and distribution channels, and strong global brand recognition, allowing them to identify and capitalize more efficiently upon opportunities in new markets and consumer preferences and trends, quickly transition and adapt their products and services, devote greater resources to marketing and advertising, or be better positioned to withstand substantial price competition. If we are not able to compete effectively against our competitors, they may acquire and engage members or generate revenue at the expense of our efforts, which could have an adverse effect on our business, financial condition, and results of operations.

We have only recently achieved profitability and may not maintain profitability in the future.

We have a history of operating losses and have only recently achieved profitability. While we generated net income of $60.8 million for the nine months ended June 30, 2026, $0.01 million for fiscal 2025, and $3.6 million for fiscal 2024, there can be no assurance that we will maintain profitability in any future period. We expect our operating expenses to increase in the future as we increase our sales and marketing efforts, continue to invest in research and development of new hardware features, software, and membership offerings, hire additional personnel, expand our operating infrastructure, and expand into new geographies. Further, as a public company, we will incur additional legal, accounting, and other expenses that we did not incur as a private company. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our net revenues to offset our increased operating expenses. Our revenue growth may slow for a number of other reasons, including if we experience reduced demand for our products, increased competition, a decrease in the growth or reduction in the size of our overall market or if we cannot capitalize on growth opportunities. We expect to incur significant expenses as we expand internationally, invest in product development, and scale our operations, and we cannot make assurances that we will remain profitable. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to maintain our current level of profitability.

If we do not continue to successfully develop and commercialize new, innovative, and updated products and features, including new product generations, our business, financial condition, and results of operations may be adversely affected.

Our success in growing our revenue depends, in part, on our ability to continue developing and commercializing new, innovative, and updated products and features, identify, originate, and respond to trends, and anticipate changing consumer preferences in a timely manner. Our products and services are subject to changing consumer preferences and rapidly evolving technology that cannot be predicted with certainty. We have to date introduced multiple successive generations of Oura Ring, including the releases of Oura Ring 4 on October 15, 2024 and Oura Ring 5 on June 4, 2026, and we expect to continue to develop and introduce additional generations of Oura Ring and additional features and functionality for our membership offering. If we are unable to introduce new or enhanced offerings in a timely manner, obtain any necessary U.S. Food and Drug Administration (“FDA”) or other required marketing authorizations for our new or enhanced offerings, or our new or enhanced offerings are not accepted by our members, our competitors may introduce similar offerings faster than us, which could negatively affect our rate of growth. Moreover, our new offerings may not receive consumer acceptance as preferences could shift rapidly to different types of consumer wearables or digital health offerings, or away from these types of offerings altogether, and our future success depends in part on our ability to anticipate and respond to these changes. Failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower membership subscription rates, lower hardware sales, increased member churn, pricing pressure, lower gross margins, discounting of existing generations of Oura Ring, and excess inventory levels. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address them will partially depend upon our continued ability to develop and introduce innovative, high-quality offerings. Development of new or enhanced products and services may require significant time and financial investment, which could result in increased costs and a reduction in our profit margins, without guarantees of success. For example, we have historically incurred higher levels of sales and marketing expenses accompanying each new product introduction. Moreover, the market for health and wellness wearables is evolving rapidly, and competitors are introducing new products and features regularly. If we do not continue to successfully develop and introduce new product generations and features, if our products become obsolete, if our products or features do not receive any required marketing authorizations, or if our new products fail to achieve market acceptance, our business, financial condition, and results of operations may be adversely affected.

Actual or perceived defects in, or safety issues with, our products, including issues relating to battery performance, skin irritation, inaccurate health data, or hardware failures, have in the past and could in the future lead to warranty claims, product replacements or recalls, reputational harm, regulatory proceedings, or litigation, which could adversely affect our business, financial condition, and results of operations.

Oura Ring is a complex product that combines hardware, embedded firmware, and software, and that integrates components, materials, sensors, and batteries sourced from a range of third-party suppliers. Oura Ring could contain design or manufacturing defects in its materials, hardware, firmware, or software, including defective components or “bugs” that interfere with Oura Ring’s intended operation, reduce its useful life, or cause injury to a user. Although we extensively and rigorously test new generations of Oura Ring before their release, and review the quality management systems of our suppliers, there can be no assurance we will be able to detect, prevent, or fix all defects.

There can be no assurance that we will be able to timely detect and fix all issues and defects in the hardware, software, and services we offer. Failure to do so could result in widespread technical and performance issues affecting our products and services and could lead to litigation, claims or investigations against us. Design and manufacturing defects, real or perceived, and litigation, claims or investigations related thereto, may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage. In addition, we may be exposed to recalls, product replacements, or modifications, write-offs of inventory, property and equipment, or intangible assets, and significant warranty and other expenses such as litigation costs and regulatory fines. If we cannot successfully defend any large claim or potential liability, maintain our general liability insurance on acceptable terms, or maintain adequate coverage against potential claims, our financial results could be adversely impacted. Further, quality problems could adversely affect the experience for users of our products and services, and result in harm to our reputation, loss of competitive advantage, poor market acceptance, reduced demand for our products and services, delay in new product and service introductions, and lost revenue.

We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater product returns than expected, either of which could have an adverse effect on our business, financial condition, and operating results.

We generally provide a 30-day right of return for purchases through our direct-to-consumer channel and a one-year limited warranty on Oura Rings, except in jurisdictions where a longer warranty period is required by law. The occurrence of real or perceived quality problems or material defects in current or future generations of Oura Ring has in the past and could in the future expose us to warranty claims or increases in returns. For example, certain cohorts of Oura Ring 4 have exhibited battery performance issues, which has resulted in increased warranty claims and warranty-related costs as we have replaced affected Oura Rings free of charge under our warranty and, in some cases, outside of the warranty period. In connection with the launch of Oura Ring 5 on June 4, 2026, we continue to monitor product performance closely, and there can be no assurance that current or future product generations will not experience similar or other quality issues that could result in elevated warranty costs. We may experience similar or other defects in current or future generations of Oura Ring, and we may be required to record additional warranty reserves, recall affected units, or otherwise incur material warranty, replacement, or remediation costs in the future. If, in the future, we develop products regulated by the FDA or other government regulators as medical devices or if such regulators otherwise determine that our Oura Rings are medical devices, then we will also be subject to laws applicable to medical device recalls. In addition, we may not replace damaged or faulty products in the future at the same level or on the same terms as we have historically replaced Oura Ring 4, which may result in negative publicity or harm our brand. Because access to our membership offering depends on the continued performance of Oura Ring, defects in or safety issues with Oura Ring could also impair the experience of our members, reduce member engagement, and adversely affect our membership renewal and retention rates. In addition, any negative publicity, regulatory inquiry, or lawsuits relating to the perceived quality and safety of our products could harm our brand, decrease demand for our products and services, and adversely affect our business, financial condition, and results of operations.

If our products fail to provide accurate metrics and data to our members, our brand and reputation could be harmed, we may become subject to litigation and regulatory proceedings, and we may be unable to retain our members.

Our members use their Oura Ring to track over 50 health and wellness metrics. We anticipate introducing new metrics and features in the future and may update or remove existing metrics or features. If the software used on our platform malfunctions and fails to accurately track, display, record, or retain member metrics, it could negatively impact our members’ experience, and we could face claims alleging that our products and services do not operate as advertised. If the product does not accurately track certain measurements for certain populations of users, then the data provided to such users may not be as accurate as the data provided to other users. Such inaccuracies and claims could result in negative publicity, product liability, product safety claims, and/or class action litigation. We have in the past and may in the future be subject to private litigation, including consumer class action litigation, alleging that our products and services do not operate as advertised. Researchers and other third parties have and may, in the future, publish articles on the accuracy of our devices as compared to other wearables and the accuracy of our products as compared to medical devices or medical products used for sleep studies and other studies upon which healthcare providers rely to make medical decisions for a particular patient. Such studies may indicate that our products are not as accurate with respect to certain measurements or with respect to certain populations of users. If our products and services fail to provide accurate metrics and data to our members, or if there are reports or claims of inaccurate metrics and data or claims of inaccuracy regarding the overall health benefits of our products and services in the future, we may become subject to litigation and regulatory proceedings, our members’ experience may be negatively impacted and our brand and reputation, financial condition, and results of operations could be harmed.

We do not have internal manufacturing capabilities and rely on a limited number of contract manufacturers and suppliers, certain of whom are single-source providers, for the production of Oura Ring. Any disruption, capacity constraint, quality issue, or price increase could result in product shortages, delays, increased costs, or quality issues that could adversely affect our business, financial condition, and results of operations.

We do not maintain our own manufacturing capabilities and rely on a limited number of third-party contract manufacturers to assemble and produce Oura Ring. We also rely on third-party suppliers for components used in Oura Ring, including semiconductors, sensors, batteries, flexible printed circuit boards, titanium and other ring cover materials, and packaging materials, some of which we procure from single-source or limited-source suppliers. We may experience operational difficulties with our contract manufacturers and suppliers, including reductions in the availability of production capacity, failures to comply with product specifications, insufficient quality control, failures to meet production deadlines, increases in manufacturing or component costs, and longer lead time required to procure components or finished goods. We may not appropriately verify and monitor the quality of our contract manufacturers and suppliers and ensure that they have adequate systems in place to produce goods that meet our quality expectations. Our contract manufacturers and suppliers may experience disruptions in their manufacturing operations due to equipment breakdowns, regulatory inspections and inquiries, labor strikes or shortages, natural disasters, public health events, geopolitical events, component or material shortages, cost increases, or other similar problems, and we have experienced, and expect to continue to experience from time to time, shortages of, and delays in procuring, certain components. A shortage in the supply of components may also result in an increase in the cost of procuring those components, and supply chain disruptions or component cost increases could affect our ability to maintain timely and cost-effective production of Oura Ring. In addition, we may not be able to renew our contracts with our contract manufacturers and suppliers on acceptable terms, or identify contract manufacturers or suppliers who are capable of producing new generations of Oura Ring or the components required for them, which could adversely affect our business, financial condition, and results of operations.

We derive substantially all of our revenue from sales of Oura Ring and subscriptions to Oura Membership. Any decline in demand for Oura Ring, failure of future product generations to achieve market acceptance, or erosion of our subscription base could have a disproportionate and adverse effect on our business, financial condition, and results of operations.

To date, substantially all of our revenue has been derived from sales of Oura Ring and from sales of our recurring Oura Membership offering, which is sold in conjunction with, and depends on the use of, Oura Ring. We expect to continue to derive substantially all of our revenue from sales of Oura Ring and our membership offering for the foreseeable future, and we have no other material sources of revenue. For fiscal 2025, approximately 83% of our total revenue was generated from hardware revenue and approximately 17% was generated from membership revenue. For the nine months ended June 30, 2026, approximately 80% of our total revenue was generated from hardware revenue and approximately 20% was generated from membership revenue.

Because our hardware and membership offerings are closely related—members generally must purchase an Oura Ring in order to subscribe to our membership, and our membership offering is designed to enhance and extend the value of Oura Ring—adverse developments affecting either offering could have a disproportionate impact on our overall business. Among other things, a decline in unit sales of Oura Ring would directly reduce our hardware revenue and would also be expected to reduce new member additions to, and renewals of, our membership offering. Additionally, if members do not perceive sufficient value in our membership offering, perceive our competitors’ offerings as more valuable, trendy, comfortable, and/or useful, fail to renew their subscriptions, or reduce the rate at which they purchase additional or new generations of Oura Ring, our membership revenue and our future hardware revenue could be adversely affected, and we may be unable to grow membership revenue as a percentage of total revenue. Because we derive substantially all of our revenue from Oura Ring and our membership offering, any material decline in sales of, or member engagement with, either offering would have a pronounced impact on our future revenue and results of operations, and could have an adverse effect on our business, financial condition, and results of operations.

Current tensions in international trade and existing and potential tariffs imposed by the U.S. government or other governments, particularly those affecting imports from Asia where we source certain components and where some of our manufacturing occurs, could increase the cost of our products and components and adversely affect our business, financial condition, and results of operations.

There is significant uncertainty about the future of trade relationships around the world, including potential changes to trade treaties, laws, regulations, policies, customs duties, taxes, and tariffs. In particular, the U.S. government has imposed tariffs on products imported from certain countries in which we do business or in which the components and finished units of Oura Ring are produced, such as Estonia, Finland, Mexico, South Korea, China, and the Netherlands. The United States has also imposed tariffs on certain sectors and materials. Some countries have responded with new or increased tariffs or other trade barriers of their own. Tariff rates and the scope of products subject to tariffs have changed based on action by the U.S. government. Certain of these tariffs have been subsequently paused or modified, including as a result of negotiations with the United States, and the situation remains fluid.

The United States or countries into which we import products have adjusted or imposed new quotas, duties, tariffs or reciprocal tariffs or other restrictions, and may in the future impose additional such restrictions. These imposed and announced tariffs have impacted, or have the potential to impact, our imports from other countries. For example, Oura Ring incorporates titanium, aluminum, and other metals, certain of which are or may become subject to reciprocal tariffs from other countries based on their metal content. The ultimate impact of tariffs will depend on various factors, including the length of time such tariffs remain in place, the ultimate levels of such tariffs and how other countries respond to U.S. tariffs. A broader global trade war could disrupt our supply chain and international expansion plans. The ongoing uncertainty around U.S. trade policy makes it difficult to predict the extent or timing of any tariff impacts on our business, and we continue to monitor these developments.

If tariffs, trade restrictions or other trade barriers are expanded or interpreted by a court or governmental agency to apply to more of our products or services, then our exposure to future tariffs, taxes, and duties on such imported products and components could be significant and could have a material effect on our business, financial condition, and results of operations, including gross margin. There can be no assurance that we will not experience a disruption in our business related to these or other changes in trade practices, and any changes to our operations, the pricing of our products and services, or our sourcing strategy in order to mitigate any such tariff costs could be complicated, time-consuming, costly and may be perceived negatively. Furthermore, our business may be adversely affected by tariffs or trade measures taken by other countries, which could harm our business, financial condition, and results of operations. Trade barriers, or the perception that any of them could be imposed, have already and may in the future have a negative impact on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between affected countries and the United States. Negative perceptions of the United States abroad, as a result of tariff measures or otherwise, could lead to partial or total boycotts of products or services associated with the United States, including our own, and reciprocal boycotts in response. Any of these factors could have an adverse effect on our business, financial condition, and results of operations.

If we are unable to accurately forecast consumer preferences and demand in a timely manner, or if we are unable to effectively manage our inventory, our business, financial condition, and results of operations may be adversely affected.

To ensure adequate inventory supply, we must forecast inventory needs, expenses, and place orders sufficiently in advance with our suppliers and contract manufacturers, based on our estimates of future demand for Oura Ring. Failure to accurately forecast our needs may result in manufacturing delays or increased costs. Our ability to accurately forecast demand could be affected by many factors, including changes in consumer demand for our products and services, changes in demand for the products and services of our competitors in the consumer wearable and digital health markets, unanticipated changes in general market conditions, long manufacturing lead times and component constraints, and the weakening of economic conditions or consumer confidence in future economic conditions. This risk may be exacerbated by the fact that we may not carry a significant amount of inventory, either directly or with our third-party contract manufacturers or logistics providers, and may not be able to satisfy short-term demand increases. If we fail to accurately forecast consumer demand, we may experience excess inventory levels or a shortage of Oura Rings available for sale.

Inventory levels in excess of consumer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margins to suffer and could impair the strength and premium nature of our brand. Further, lower than forecasted demand could also result in excess manufacturing capacity or reduced manufacturing efficiencies, which could result in lower margins. Conversely, if we underestimate consumer demand, our suppliers and contract manufacturers may not be able to deliver Oura Rings to meet our requirements or we may be subject to higher costs in order to secure the necessary production capacity. An inability to meet consumer demand and delays in the delivery of our Oura Rings to our customers could result in reputational harm and damaged customer and partner relationships and have an adverse effect on our business, financial condition, and results of operations.

A significant portion of our revenue is derived from a limited number of retail partners. An emerging and growing portion of our revenue is derived from corporate and enterprise customers. The loss of, or a material reduction in orders from, any of these partners could adversely affect our business, financial condition, and results of operations.

A growing portion of our revenue is derived from sales of Oura Ring through a limited number of large national and international retail partners, including Amazon, Best Buy, and Target, that resell Oura Ring to consumers, in addition to sales generated through corporate and enterprise customers, including the U.S. Department of Defense (the “DoD”), and our direct-to-consumer channel. We expect our reliance on retail partners to increase as we continue to expand our retail footprint, both in the United States and internationally.

The consumer wearable, electronics, and specialty retail markets in the United States and certain other countries in which we operate are dominated by a few large retailers with many stores, and these retailers have in the past increased their market share, and may continue to do so in the future, by expanding through acquisitions and construction of additional stores. These retailers may undergo consolidation, ownership changes, strategic shifts, or restructurings that could reduce their purchases of our products and result in changes to their vendor programs. Our credit risk is concentrated with a relatively small number of retail partners, and, if any of these partners were to experience a shortage of liquidity, it would increase the risk that their outstanding payables to us may not be paid. In addition, increasing market share concentration among one or a few retail partners in a particular country or region increases the risk that if any one of them substantially reduces their purchases of Oura Ring, terminates its relationship with us, changes its business strategy, or otherwise alters the terms on which it does business with us, we may be unable to find a sufficient number of other retail outlets for Oura Ring to sustain the same level of sales. While we have agreements with our largest retail partners, these agreements generally do not require them to purchase any minimum or other meaningful amount of Oura Ring from us. Any deterioration in our relationships with key retail or distribution partners or a reduction in sales by such partners would adversely affect our business, financial condition, and results of operations.

Our business has historically been, and may in the future continue to be, affected by seasonality. Seasonal fluctuations may cause our quarterly results of operations to be volatile and may make period-to-period comparisons less meaningful.

Our business has historically been influenced by seasonal trends common to the consumer wearable market, and we generate a disproportionate amount of sales activity related to Oura Ring during the period from November through February due in large part to seasonal holiday demand, New Year’s resolutions, and related consumer spending patterns. Accordingly, adverse events that occur during these months could have a disproportionate effect on our results of operations for the entire fiscal year. Moreover, as a result of higher sales during the period from November through February, our working capital needs are greater during the first and second quarters of our fiscal year. By contrast, revenue from our recurring membership offering, which is generated under subscriptions that auto-renew until cancelled, is generally less seasonal than our hardware revenue, although the contribution of new memberships sold in connection with holiday-period hardware sales may amplify quarter-over-quarter changes in our overall revenue mix and margins. As a result of quarterly fluctuations caused by these and other factors, comparisons of our results of operations across different fiscal quarters may not be accurate indicators of our future performance. Furthermore, our rapid growth in recent years may obscure the extent to which seasonality trends have affected our business and may continue to affect our business. Accordingly, yearly or quarterly comparisons of our results of operations may not be useful and our results in any particular period will not necessarily be indicative of the results to be expected for any future period. Seasonality in our business can also be affected by introductions of new generations of Oura Ring or new features and capabilities of our membership offering, including the costs associated with such introductions.

Our success depends on our ability to maintain, protect, and enhance our brand and reputation, and if events occur that damage our brand or reputation, our business, financial condition, and results of operations may be adversely affected.

Our success depends on our ability to maintain, protect, and enhance the value and goodwill of the Oura brand. The Oura name and related branding is integral to our business as well as to the implementation of our strategies for expanding our business, including in international markets. Maintaining, protecting, promoting, and positioning our brand will depend largely on the success of our marketing efforts, our ability to provide consistent, high-quality products and services, and our ability to successfully secure, maintain, and defend our rights to use the “ŌURA” mark and other trademarks important to our brand. Our brand could be harmed if we fail to achieve these objectives or if our public image or brand were to be tarnished by negative publicity, whether as a result of product defects or recalls, data privacy incidents, negative social media coverage, or other events. We also believe that our reputation and brand may be harmed if we fail to maintain a consistently high level of customer service. In addition, we believe the popularity of the “ŌURA” brand makes it a target for counterfeiting and imitation. For example, third parties have sold and may continue to sell counterfeit products that attempt to replicate our products. Any occurrence of counterfeiting, imitation, or confusion with our brand could adversely affect our reputation, place negative pricing pressure on our products, reduce sales of our products, and impair the value and goodwill of our brand. In addition, third parties, including competitors, may engage in negative selling efforts aimed at our products or seek to undermine the perceived accuracy or quality of our products through coordinated campaigns, misleading product comparisons, or the malicious dissemination of false information on social media, online forums, or other platforms. Such efforts may be difficult to detect or counter and could erode consumer trust and harm our brand and reputation. Maintaining, protecting, and enhancing our brand may require us to make substantial investments, and these investments may not be successful. If we fail to successfully maintain, promote, and position our brand and protect our reputation or if we incur significant expenses in this effort, our business, financial condition, and results of operations may be adversely affected.

Consumer confidence, spending, and shopping behavior may be negatively impacted by macroeconomic uncertainty, inflation, tariffs, rising interest rates, recessionary conditions, geopolitical tensions, and military conflicts, which may adversely affect our business, financial condition, and results of operations.

Macroeconomic conditions may adversely affect our business. Oura Ring, which is a premium consumer device priced at $349 to $499, and our membership offering may be considered discretionary purchases by consumers, and unfavorable economic conditions may lead consumers to delay or reduce their purchases of our products and services. As a result, demand for our products and services from time to time has been, and may continue to be, adversely affected, and consumer demand for our products and services may not grow as we expect. Significant risks and uncertainty in the global economy have emerged as a result of government policy decisions and geopolitical tensions, such as Russia’s invasion of Ukraine and conflict in the Middle East, which have resulted in significant macroeconomic consequences. These have included increased fuel and energy prices and depressed financial markets from time to time, and as a result consumer behavior, confidence and spending patterns have been affected and may continue to be negatively impacted in the future. Other factors affecting consumers’ spending levels include, among others: high interest rates, the size and timing of federal stimulus programs, wages, levels of employment, inflation, recession and fears of recession or depression or entry into a recession or depression, housing costs, energy costs, income tax rates, tariffs, such as those implemented by the United States in recent years, financial market fluctuations, consumer perceptions of personal well-being and security, availability of consumer credit and consumer debt levels, and consumer confidence in future economic conditions.

These factors and their impact on consumer spending behavior have from time to time impacted, and we expect some of these to continue to impact in the future, the demand for our products and services, as well as our business, financial condition, and results of operations.

Our sales and profitability may decline as a result of increasing product costs or decreasing selling prices.

Our business is subject to pressure on costs and pricing caused by many factors, including competition, constrained sourcing capacity and related inflationary pressure, pressure from members, customers, and retail partners to reduce the prices we charge for our products and services, and changes in consumer demand. These factors may cause us to experience increased costs while also causing us to reduce prices. If we were to increase prices in response to increased costs, we may experience reduced sales of our products and services. Oura Ring also competes with lower-cost smart rings and other wearable health devices, some of which do not require a subscription fee, which creates pricing pressures on our products and services. Any of the foregoing could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs, and could adversely affect our business, financial condition, and results of operations.

If we are unable to anticipate appropriate pricing levels for our products and subscriptions, our business could be adversely affected.

If we are unable to anticipate appropriate pricing levels for our products and subscriptions, whether due to competitive pressure or otherwise, our gross margins could be significantly reduced. Our pricing strategy, including, in the United States, our $349 to $499 hardware price and $5.99 monthly subscription fee, requires ongoing calibration to reflect competitive dynamics, consumer willingness to pay, and the value of our premium positioning. If our pricing is perceived as too high relative to alternatives, or if we are unable to sustain our current pricing levels, our ability to attract and retain members could be adversely affected. Further, our decisions around the development of new generations of Oura Ring and new features and capabilities of our membership offering are grounded in assumptions about eventual pricing levels. If there is price compression in the market after these decisions are made, it could have an adverse effect on our business.

The fluctuating cost or limited availability of raw materials and components could increase our cost of goods sold and adversely affect our business, financial condition, and results of operations.

We have in the past experienced, and may in the future experience, fluctuations in the cost and availability of raw materials and components used to manufacture Oura Ring for reasons beyond our control. Oura Ring incorporates a range of raw materials and components, including titanium and other metals used for the ring construction, ceramic materials used in certain finishes, lithium-ion batteries, semiconductors, optical and other sensors, flexible printed circuit boards, adhesives, and packaging materials, certain of which we procure from single-source or limited-source suppliers. Our costs for these raw materials and components are affected by, among other things, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus customer countries, and other factors that are generally unpredictable and beyond our control. Increases in the cost of, or shortages or delays in the supply of, these raw materials could adversely affect our cost of goods sold, gross margins, and our ability to maintain timely production of Oura Ring, any of which could adversely affect our business, financial condition, and results of operations.

Shipping and fulfillment are critical to our business, and changes in, or disruptions to, our shipping and logistics arrangements could adversely affect our business, financial condition, and results of operations.

We currently rely on third-party shipping, fulfillment, and logistics providers to deliver Oura Ring to our members, customers, and retail partners, including members who purchase Oura Ring directly from us through our direct-to-consumer channel and retail partners that resell Oura Ring to end consumers. Although a substantial majority of our revenue is generated in the United States, with less than 20% of our revenue generated internationally in the nine months ended June 30, 2026, we intend to continue to expand internationally and the shipping, fulfillment, and logistics complexity associated with serving multiple geographies and channels may be significant. If we are not able to negotiate acceptable pricing and other terms with our providers, or if our providers experience performance problems or other difficulties in processing our orders or delivering our products to our members, it could negatively impact our results of operations and the experience of our members. For example, changes to the terms of our shipping arrangements or the imposition of surcharges or surge pricing may adversely impact our margins and profitability. In addition, our ability to receive inbound inventory efficiently and ship Oura Ring to our members, customers, and retail partners may be negatively affected by factors beyond our and these providers’ control, including pandemics or other public health events, weather, fire, flood, power loss, earthquakes, acts of war or terrorism, recalls, factory shutdowns, or other events specifically impacting other shipping partners, such as labor disputes, financial difficulties, system failures, and other disruptions to the operations of the shipping and logistics companies on which we rely. We have in the past experienced, and may in the future experience, shipping delays for reasons outside of our control. We are also subject to risks of damage or loss during delivery by our shipping and logistics vendors. If Oura Rings ordered by our members, customers, or retail partners are not delivered in a timely fashion, including to international destinations, or are damaged or lost during the delivery process, our members, customers, and retail partners could become dissatisfied and cease buying products from us, which would adversely affect our business, financial condition, and results of operations.

If our products cease to qualify for purchase or reimbursement under tax-advantaged consumer health accounts, demand could decline and our results could be harmed.

A meaningful portion of our customers use tax-advantaged accounts, including flexible spending accounts (“FSAs”) and health savings accounts (“HSAs”), to purchase or be reimbursed for our products and services. Eligibility for FSA/HSA reimbursement depends on federal tax laws and related IRS guidance defining “qualified medical expenses,” as well as plan-level rules and third-party administrator practices. Changes in statutes, regulations, administrative guidance, or interpretations or adverse determinations by plan sponsors, payors, or administrators could limit or eliminate FSA/HSA eligibility for some or all of our offerings. Any such change could reduce consumer purchasing power and materially adversely affect our revenue and margins.

We plan to expand into additional international markets, which will expose us to new and significant risks, including regulatory, political, operational, financial, and economic risks, any of which could adversely affect our business, financial condition, and results of operations.

Our business strategy includes international expansion, primarily through our direct-to-consumer channel and through retail distribution partners. Doing business internationally involves a number of risks, including:

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multiple, conflicting and changing laws and regulations such as tax laws, privacy and wider data laws, export and import restrictions, employment laws, product safety and battery-related requirements, including requirements under Regulation (EU) 2023/1542 (“EU Batteries Regulation”), and other governmental approvals, permits, authorizations, and licenses;

•	obtaining and maintaining regulatory approvals and authorizations where required for the sale of our products and services in various countries;

•	requirements to localize our products and services for specific countries, including the need to offer content and member and customer support in various languages;

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requirements to maintain data and the processing, storage, transfer, and localization of that data on servers located within such countries, and to comply with data privacy and data protection frameworks, including under the GDPR and other comparable data privacy and data protection frameworks;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the effect of local and regional financial pressures on demand and payment for our products and services and exposure to foreign currency exchange rate fluctuations, and currency control regulations that may restrict or prohibit the conversion of other currencies into U.S. dollars;

•	natural disasters, political and economic instability, including wars, terrorism, political unrest, public health events, boycotts, curtailment of trade, and other market restrictions; and

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regulatory and compliance risks that relate to maintaining accurate information and control over activities subject to regulation under the U.S. Foreign Corrupt Practices Act of 1977 (or “FCPA”), U.K. Bribery Act of 2010 and any other applicable anti-corruption or anti-bribery laws.

Any of these factors could significantly harm our future international expansion and operations and, consequently, adversely affect our business, financial condition, and results of operations.

We may require additional capital to support the growth of our business, and such capital might not be available on reasonable terms, if at all, and may result in stockholder dilution.

We intend to continue making investments to support our business growth as we expand internationally, invest in research and development, and pursue strategic acquisitions, and we may require additional funds to support this growth. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of international expansion efforts and other growth initiatives, the introduction of new generations of Oura Ring and new features and capabilities of our membership offering, the expansion of our marketing activities and our retail partner relationships, and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business and prospects could fail or be adversely affected.

We have a limited operating history with which to evaluate and predict the profitability of our subscription model.

We shipped our first Oura Ring in 2015 and launched our recurring membership subscription model in connection with the introduction of the third generation of Oura Ring in October 2021. As a result, while we have a longer history of selling Oura Ring, we have a limited history operating our recurring membership subscription model and limited financial data with which to evaluate the long-term profitability of that model. Therefore, our historical results with respect to our membership offering should not be considered indicative of our future performance. In particular, we have experienced periods of significant growth in membership revenue since we introduced our subscription model that we do not expect to continue as our membership business matures, and our future profitability with respect to the membership offering will depend on many factors, including the rate at which purchasers of Oura Ring elect to subscribe to our membership offering and renew their subscriptions, our ability to continue to introduce new features and capabilities that members find valuable, and the costs associated with delivering and supporting our membership offering. Estimates of future membership revenue are subject to many risks and uncertainties, and our future revenue may differ materially from our projections. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies operating subscription-based business models, including market acceptance of our membership offering, attracting and retaining members, and increasing competition and expenses as we expand our membership offering and introduce additional features and capabilities. We cannot be sure that we will be successful in addressing these and other challenges we may face in the future, and our business may be adversely affected if we do not manage these risks successfully.

Our subscription model is subject to consumer protection laws governing automatic renewal and subscription billing practices, which could expose us to regulatory enforcement actions and class action litigation.

Oura Membership is offered on an automatically renewing subscription basis, and members may cancel at any time without penalty. As a result, we are subject to federal and state consumer protection laws, as well as laws in jurisdictions outside the United States, that regulate automatic renewal and negative option subscription practices, including state automatic renewal laws such as California’s Automatic Renewal Law (Cal. Bus. & Prof. Code §§ 17600–17606), and similar statutes in other states, and the FTC’s Restore Online Shoppers’ Confidence Act (“ROSCA,” 15 U.S.C. § 8403). These laws generally require clear and conspicuous disclosure of subscription terms, the consumer’s affirmative or express informed consent before being charged, and simple, easy-to-use cancellation mechanisms. These laws and regulations vary by jurisdiction and continue to evolve. Failure to comply with applicable requirements could result in regulatory enforcement actions, fines, or penalties, and could require changes to our subscription enrollment or cancellation practices that may increase member attrition or reduce membership revenue.

In addition, subscription billing models have been the subject of class action litigation alleging that enrollment, cancellation, and disclosure practices are unfair, deceptive, or otherwise unlawful. Regulators and plaintiffs have also placed heightened scrutiny on “dark patterns” and on cancellation flows perceived to be unduly burdensome, and any difficulties members experience in canceling or modifying their Oura Memberships, even if unintended, could attract regulatory attention, fuel negative publicity, and give rise to claims that impair member trust in our brand. Defending against such litigation could divert management attention and resources. An unfavorable outcome in any such proceeding could result in monetary damages, injunctive relief, or changes to our business practices, any of which could adversely affect our business, financial condition, and results of operations.

We invest significant resources in advertising, influencer partnerships, and other marketing campaigns, including through social media, to acquire and retain members; these efforts may not be successful or cost-effective, and negative commentary on social media could harm our brand and business.

We plan to continue to expand and optimize our marketing infrastructure in order to acquire and retain members, drive sales of our products and services, and grow our business. Identifying and engaging the right marketing channels, agencies, influencers, and other partners, and developing and testing advertising and content across direct-to-consumer, retail partner, and social media channels, requires significant time, expense, and attention. Negative commentary on social media, including in connection with our influencer and enterprise partnerships, data privacy practices, or product quality, can spread rapidly and harm our brand and business. Our business may also be harmed if our marketing efforts do not generate a corresponding increase in revenue. In particular, if we are unable to acquire new members at the rates we expect, or at an acceptable cost, we may not be able to realize the expected benefits of these investments or increase our revenue. Additionally, our business may be harmed by false or misleading information and claims provided by our partners, influencers, and others. While we maintain guidelines for our influencer and enterprise partners designed to foster compliance with laws and our internal policies, such partners may take actions in violation of applicable law or our policies. We may also be subject to enforcement actions as a result of claims that we and our partners, influencers, and others make about our product, particularly with respect to diagnostic and health claims. Any such enforcement actions could have an adverse effect on our reputation, business, results of operations, and prospects.

In particular, we may not be able to fully monitor or control the claims made by influencers, affiliate marketers, and expert endorsers who promote the Oura Ring. Those third parties may make claims regarding our products and features that we are not permitted to make, which has the potential to expose us to product liability risk and presents regulatory compliance and enforcement risks.

Our ability to increase our member and customer base and achieve broader acceptance of our products and services will depend to a significant extent on our ability to expand and adapt our marketing efforts, including through influencer partnerships and our presence on third-party social media platforms. We partner with influencers to help raise awareness of our brand and engage with our community, and our ability to maintain relationships with existing influencers and to identify new influencers is important to expanding and maintaining our member and customer base. We plan to dedicate significant resources to our marketing programs. In addition, our reputation may be negatively harmed if our influencer partnerships are negatively received by the public for any reason, and our business may be harmed if our marketing efforts and expenditures do not generate a corresponding increase in revenue.

Our marketing also makes use of endorsements, testimonials, and influencer content, which may also give rise to additional regulatory risk under the FTC’s Guides Concerning the Use of Endorsements and Testimonials in Advertising (16 C.F.R. Part 255) and state consumer protection laws. Regulatory authorities may take enforcement action if endorsements or testimonials about our products fail to comply with applicable advertising laws, regulations, and guidance, including requirements that endorsements reflect honest opinions, that material connections between endorsers and our company be clearly and conspicuously disclosed, and that atypical results be accompanied by disclosure of generally expected consumer outcomes. Violations by us or third parties, including influencers, affiliates, and content creators, could result in enforcement actions, fines, or litigation against us, even where we have compliance guidelines in place, and could harm our reputation and business.

In addition, we believe that developing and maintaining broad awareness of our brand in a cost-effective manner is critical to achieving broad acceptance of our products and services. Brand promotion activities may not generate consumer awareness or increased sales of our products and services, and even if they do, any increase in revenue may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain and protect our brand, we may fail to attract or retain members at the levels necessary to realize a sufficient return on our brand building efforts, and our business, financial condition, and results of operations may be adversely affected.

Our ability to retain members and maintain high renewal rates depends in part on providing a high-quality, responsive customer support experience.

Once Oura Ring is purchased, our members rely on our customer support to assist with the unboxing, setup, and onboarding of Oura Ring and Oura App in a professional and efficient manner. Our members also rely on our support services to resolve any issues related to the use of our products and services, including questions regarding device pairing and connectivity, sensor performance and data accuracy, firmware and software updates, ring sizing, fit, and replacements, and billing, cancellation, and account management for our membership offering. Providing a high-quality member and customer experience is vital to our success in generating word-of-mouth referrals to drive sales of our products and services and for retaining existing members. The importance of high-quality support will increase as we expand our business and introduce new products and services. If we do not help our members quickly resolve issues and provide effective ongoing support, our reputation may suffer and our ability to retain and attract members, or to sell additional products and services to existing members, could be harmed. As our membership base grows, our customer support operations will need to scale accordingly. In addition, the cost of customer support per member may increase over time. Any failure to offer timely, accurate, and helpful support could damage member satisfaction and retention, harm our reputation, and adversely affect our business and results of operations.

We have incorporated, and expect to continue to incorporate, artificial intelligence and machine learning technologies into our products, services, and internal operations, and the use of these technologies may create legal, regulatory, ethical, security, or reputational risks that could adversely affect our business, financial condition, and results of operations.

Our future success depends, in large part, on our ability to identify and successfully implement our growth strategies. We use AI, machine learning, and automated decision-making technologies (collectively, “AI Technologies”) in Oura Ring, our membership offering, and our internal operations, and will likely continue to make investments in and expand our use of AI Technologies. For example, we offer Oura Advisor and the Oura Women’s Health Expert, our AI-powered personal health coaches, to Oura Ring 3, Oura Ring 4, and Oura Ring 5 members. As such, we are subject to a regulatory framework for AI Technologies that is rapidly evolving. The risks, benefits, and liabilities associated with AI Technologies are, to a large extent, still unknown. We continue to implement, evaluate, and adjust internal policies governing use of AI Technologies by our personnel. Notwithstanding our policies and related personnel training governing use of AI Technologies, our personnel, affiliates, and other third parties working with us or on our behalf could utilize AI Technologies in contravention of such policies, including in ways that could subject us to potential risks and liabilities. For example, use of AI Technologies could result in Confidential Information (as defined below), including Personal Information, input into such AI Technologies becoming part of a dataset that is accessible by third parties. We could be further exposed to the risks of AI Technologies if third-party service providers or any other counterparties with whom we interact, whether or not known to us, also use AI Technologies in their business activities. Issues relating to our use of AI Technologies may cause us to experience brand or reputational harm, competitive harm, legal liability, or new or enhanced governmental or regulatory scrutiny, and to incur additional costs to resolve such issues.

As with many innovations, AI Technologies present risks and challenges that could undermine or slow its adoption, and therefore harm our business. AI Technologies and services are highly competitive, rapidly evolving, and may at times require significant investment, including with respect to development and operational costs, to meet the changing needs and expectations of our existing and potential customers and our own operations. Moreover, our competitors may introduce AI Technologies and features into their products and services more quickly or more successfully than us, or in a manner that achieves greater market acceptance. Any failure to successfully develop, adopt, use, or maintain AI Technologies and services, or effectively manage the related operational risks, could harm our reputation and adversely affect our business, financial condition, and results of operations. Additionally, AI algorithms may be flawed or datasets may be insufficient or contain biased or inaccurate information resulting in perceived or actual negative outcomes. To help mitigate these risks, we seek to validate the AI algorithms and datasets underlying our AI Technologies through different processes, including periodically reviewing, auditing, and testing the outputs of our proprietary algorithms under various test protocols, requiring qualified personnel to review and assess datasets; evaluating model outputs against member data, peer-reviewed content and other approved data sources; and implementing guardrails and limitations on the types of outputs our products may generate. We use these and other measures to help mitigate the risk that our AI Technologies produce inaccurate, unsupported or fabricated outputs, including outputs sometimes referred to as algorithmic hallucinations. These mitigation strategies may be unsuccessful, and we may not identify or prevent every inaccurate, unsupported, fabricated, biased, or otherwise deficient output. AI Technologies may be controversial because of their impact or perceived impact on human rights, privacy, employment, the environment, or other social, economic, or political issues. If we are unable to develop effective internal policies and frameworks relating to the responsible development and use of AI Technologies, we may experience brand, reputational, and/or competitive harm and could face legal liability. If the outputs that AI Technologies assist in producing are or are alleged to be inaccurate, deficient, infringing, or biased, our business, financial condition, and results of operations may be adversely affected. Developing, testing and deploying AI Technologies may also increase the costs of Oura Ring and our membership offering due to the nature of the computing costs involved in such systems, which could adversely affect our business, financial condition, and results of operations.

Our AI Technologies currently incorporate proprietary AI models, fine-tuned versions of open-source models, and select third-party large language models from OpenAI, Anthropic, and Google. Oura partners with webAI to use webAI’s proprietary models, which webAI trains and fine-tunes as domain-specific experts for Oura health tasks, supported by webAI’s model orchestration, retrieval, knowledge-graph, and core infrastructure technologies. Our agreements with OpenAI, Anthropic, and Google are generally usage-based or subscription-based, non-exclusive, and do not include material revenue-sharing, exclusivity, or purchase commitments.

Some existing legal regimes (e.g., relating to data privacy) regulate certain aspects of AI Technologies, and many federal, state, and foreign government bodies and agencies have enacted or are currently considering enacting additional laws and regulations governing AI Technologies. In the United States, the regulatory framework for AI Technologies faces significant uncertainty. At the federal level, Congress has yet to enact meaningful AI legislation. Instead, federal policy on AI has been shaped by a series of executive orders that have shifted priorities and requirements substantially depending on the administration in power.

Despite the lack of comprehensive legislation, federal regulators are continuing to pursue AI-related enforcement actions under existing federal laws. There are also a number of state laws governing the use, development, or deployment of AI Technologies that may be applicable to our business.

In addition, there are international regulations governing AI Technologies that may affect our business. For example, in the European Union (“EU”), the EU Artificial Intelligence Act (the “EU AI Act”), which entered into force on August 1, 2024, establishes a comprehensive, risk-based governance framework for AI in the EU market. The majority of the substantive requirements were expected to apply from August 2, 2026 and August 2, 2027, but the EU is currently considering delaying the application of such rules to December 2027 and August 2028. The EU AI Act aims to establish a comprehensive regulatory framework for AI. The EU AI Act applies to companies that develop, use, and/or provide AI in the EU and, in relation to the AI developed by the Company otherwise deployed with our products, includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, and accuracy, and fines for breach of up to 7% of worldwide annual turnover or EUR 35 million (whichever is higher).

It is possible that new laws and regulations will be adopted in the United States and elsewhere, or that existing laws and regulations may be interpreted in ways that would affect our operations, and the costs of monitoring and responding to such regulations, as well as the consequences of non-compliance, could have an adverse effect on us. AI used in or as part of medical devices and other “high-risk” systems will be subject to prescriptive risk management, data governance, transparency, human oversight, and post-market monitoring obligations, which may require product, process, and documentation changes and could delay or limit deployment timelines. Use of AI technologies may expose us to an increased risk of regulatory enforcement and litigation, which could adversely affect our business and results of operations. Additionally, our insurance coverage may not extend to all AI Technology-related risks and may not cover us for all losses for errors or omissions caused by AI Technologies. Furthermore, the integration of third-party AI Technologies with our platform relies on certain safeguards implemented by the third-party developers of the underlying AI models, including those related to the accuracy, bias, and other variables of the data, and these safeguards may be insufficient. Moreover, it is possible that third parties may pose risks to the security of our AI models. The creation and development of our proprietary models is both time and resource intensive. There is an increasing threat of model extract attacks, in which third-party threat actors may steal or reverse-engineer our proprietary models. Some of the AI Technologies we use in our operations and products have features that may involve the processing of Confidential Information, including Personal Information which may expose us to an increased risk of unauthorized access to such Confidential Information. The processing of Personal Information in connection with AI Technologies may be subject to laws, policies, legal obligations, and codes of conduct related to privacy and data protection.

AI Technology development and deployment practices could subject us to competitive harm, regulatory enforcement, increased cyber risks, reputational harm, and legal liability. Our products generate health and wellness insights derived from sensor data and proprietary algorithms, and any real or perceived inaccuracies in these insights or the underlying data could harm our reputation, reduce member engagement, and adversely affect our business, financial condition, and results of operations.

Our members use Oura Ring, our membership offering, and third-party web and mobile software applications to track, monitor, and record certain metrics and data related to their readiness scores, sleep stages, activity, recovery, heart rate variability, menstrual cycle, and other physiological signals. Examples of data tracked on our platform and insights generated by Oura Ring and our membership offering include heart rate, heart rate variability, blood oxygen, activity metrics, and other data points, as well as proprietary scores, and personalized guidance and insights derived from this and other data. If the FDA or a foreign regulatory authority determines that any products or features that we offer are subject to medical device regulation (including if the FDA determines that promotional claims about our products and features indicate a medical device intended use for such products and features), or if they otherwise become actively subject to medical device regulation, we would be subject to pervasive and costly ongoing regulatory obligations and potential enforcement for any marketed products or features that do not comply, and our business, financial condition, and results of operations could be adversely affected. Taken together, these metrics, scores and insights assist our members in understanding their health and wellness and the value of their Oura Membership over time. We intend to introduce new metrics, scores, and features in the future and may update or remove existing metrics, scores or features. If the sensors, firmware, or third-party software used in Oura Ring or our membership platform or software applications used in conjunction with Oura Ring malfunction and fail to accurately collect, generate, display, record, or retain the metrics, scores, and insights provided to our members, or if our proprietary algorithms or the third-party software applications used in conjunction with Oura Ring produce results that are or are alleged to be inaccurate, deficient, or biased, it could negatively impact our members’ experience, and we could face claims alleging that Oura Ring and our membership offering do not operate as advertised. Such reports and claims could result in negative publicity, product liability or product safety claims, and, in some cases, may require us to expend time and resources to refute such claims and defend against potential litigation. If Oura Ring or our membership offering, and the software applications used in conjunction with Oura Ring fail to provide accurate metrics and data to our members, or if there are reports or claims of inaccurate metrics, scores and insights or claims of inaccuracy regarding the information provided by our Oura Ring and membership offering in the future, our members’ experience may be negatively impacted, we may become the subject of negative publicity, litigation, liability or regulatory proceedings, and warranty claims, and our business, financial condition, and results of operations could be harmed.

Our future success depends in large part on the continued contributions of our key executives, technical personnel, and other employees.

We are dependent on our ability to continue to identify, attract, develop, integrate, and retain qualified and highly skilled personnel, including senior management, designers, product managers, engineers, data scientists, commercial talent, and logistics and supply chain personnel. In particular, we are highly dependent on the services of our senior management team, who are critical to the development of our business, future vision, and strategic direction. We also heavily rely on the continued service and performance of other members of our senior management team, who provide leadership, contribute to the core areas of our business and help us to efficiently execute our business. If the senior management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business and future growth prospects could be harmed.

Additionally, the loss of any key personnel could make it more difficult to manage our research, development, production, and marketing activities, reduce our employee retention and revenue, and impair our ability to compete. Although we have entered into employment offer letters or agreements with certain of our key personnel, these agreements generally have no specific duration and constitute at-will employment. We have not obtained key man life insurance policies on any member of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of members of our senior management team.

Competition for highly skilled personnel is often intense, especially in the San Francisco Bay Area, where our headquarters are located, and Finland, where a significant portion of our workforce is located. We may not be successful in attracting, integrating or retaining qualified personnel to fulfill our current or future needs. We may experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Failure to manage our employee base and hiring needs effectively, including successfully integrating our new hires and retaining and motivating our current personnel, may adversely affect our business, financial condition, and results of operations.

If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, and passion that we believe contribute to our success, and our business may be adversely affected.

As a company with Finnish roots that has expanded its global operations and headcount significantly, preserving our core culture of innovation and data-driven wellness presents ongoing challenges. We believe that a critical component of our success has been our corporate culture. We have invested substantial time and resources in building our culture, which is rooted in excellence, innovation, and humanity, all underpinned by our unique corporate culture, values, ethos, and philosophy. As we continue to grow, including expanding our presence internationally and developing the infrastructure associated with being a public company, we will need to maintain our culture among a larger number of employees dispersed across various geographic regions. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Increases in labor costs, including wages and benefits, changes to U.S. laws or policies, or labor disruptions could adversely affect our business, financial condition, and results of operations.

Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, inflation, prevailing wage rates, minimum wage laws, immigration laws and policies, potential collective bargaining arrangements, health insurance costs and other insurance and benefits costs, and changes in employment and labor legislation or other workplace regulations. From time to time, legislative proposals are made to increase the federal minimum wage in the United States, as well as the minimum wage in California and a number of other states and municipalities, and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase, related laws and regulations change, or inflationary or other pressures increase wage rates, we and our partners may need to increase not only the wage rates of minimum wage employees, but also the wages paid to other hourly or salaried employees. Any increase in the cost of our or our third-party partners’ labor could have an adverse effect on our business, financial condition, and results of operations.

Increases in labor costs could also force us to increase prices, which could adversely impact sales of our products and services. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could adversely affect our business, financial condition, and results of operations. In addition, the job markets in Northern California, where our principal offices are located, are very competitive. If prevailing rates are driven higher by market forces or otherwise but we fail to pay such higher wages, we could suffer increased employee turnover, adversely affecting our business.

Additionally, our employees in Finland are covered by an industry-wide collective bargaining agreement for technology workers that establishes minimum terms applicable to their employment, and periodic renegotiation of that agreement, or industry-wide labor actions or work stoppages associated with it, could increase our employee costs in Finland or disrupt our operations there. None of our employees in the United States are currently covered by a collective bargaining agreement, but any attempt by our U.S. employees to organize a labor union could result in increased legal and other associated costs and, if successful, in a collective bargaining agreement that further increases our employee costs and exposes us to additional risk of work stoppages.

A significant portion of the components and finished units of Oura Ring are produced by third-party contract manufacturers with operations in foreign locations, and we rely on third-party logistics providers. Increases in the costs of labor and other costs of doing business in these regions could also increase our costs to produce and distribute our products and could have a negative impact on our operations and earnings. Factors that could negatively affect our business include a potential significant revaluation of the currencies used in these countries, which may result in an increase in the cost of producing and distributing our products, labor shortage and increases in labor costs, and difficulties and additional costs in transporting our products across borders.

Additionally, as we expand into new international markets, including continued expansion in Asia, Europe, and other regions, we will be subject to a variety of foreign laws and regulations regarding employment, labor, and workplace practices, which may differ significantly from those in the United States. These may include requirements related to minimum wages, working conditions, overtime pay, collective bargaining, and other employment standards. We may also face increased competition for talent, labor shortages, and wage inflation in certain markets, which could increase our operating costs. Failure to comply with applicable labor and employment laws in international jurisdictions could result in legal claims, penalties, or reputational harm. Additionally, managing a geographically dispersed workforce requires additional resources and could increase our operational complexity.

Additionally, changes to U.S. immigration policies, particularly to H-1B and other visa programs, and restrictions on travel could restrain the flow of technical and professional talent into the United States and may inhibit our ability to hire qualified personnel.

Our Revolving Credit Facility contains restrictive covenants that may limit our operating flexibility, including with respect to incurring additional indebtedness, making acquisitions, or paying dividends. If we are unable to comply with such covenants, it could result in an acceleration of our obligations and foreclosure on the collateral securing our Revolving Credit Facility, which would adversely affect our financial condition.

We entered into a Credit Agreement on May 15, 2025 (as amended, restated, amended and restated, supplemented, or otherwise modified to date, the “Credit Agreement”) with JPMorgan Chase Bank, N.A. and J.P. Morgan SE, as administrative agent, and the other lenders party thereto, which provides for a $525.0 million senior secured revolving credit facility, maturing on June 4, 2029 (the “Revolving Credit Facility”), with an additional $245.0 million of commitments that will become available to us upon the completion of this offering and the satisfaction of certain related conditions. The Credit Agreement contains various restrictive covenants, including, among other things, restrictions on our ability to incur indebtedness, incur liens, consolidate or merge, sell or otherwise dispose of assets, make investments, loans, advances, or acquisitions, enter into transactions with affiliates, pay dividends or make other distributions on or redeem, repurchase, or retire our equity interests, enter into swap or sale and leaseback transactions, prepay or amend certain subordinated indebtedness or make payments in respect of convertible debt securities, engage in activities regulated by outbound investment rules, transfer or dispose of material intellectual property, and enter into agreements restricting our ability to pay dividends or grant liens securing obligations under the Credit Agreement. In addition, the Credit Agreement requires us to comply with, as of the end of each fiscal quarter and subject to certain cure rights, (x) a maximum total net leverage ratio not to exceed 4.00:1.00, or upon our election in connection with a material acquisition and so long as no event of default exists and is continuing, 4.50:1.00 for a period of four consecutive quarters (provided that such election may not be made on more than two occasions during the term of the Credit Agreement) and, in each case, measured on a trailing four-quarter basis and (y) a minimum interest coverage ratio not less than 3.00:1.00 and measured on a trailing four-quarter basis. These restrictions may limit our current and future operations, particularly our ability to respond to certain changes in our business or industry, or to take future actions. Our obligations under the Credit Agreement are secured by a first-priority security interest in substantially all of the tangible and intangible assets of each borrower and any future guarantors, including intellectual property of each borrower and any future guarantors and the equity interests of each direct subsidiary of a borrower or future guarantor. See “Description of Certain Indebtedness” for additional information.

Our ability to comply with the covenants under the Credit Agreement can be impacted by events beyond our control. Our inability to make required payments under the Credit Agreement or our breach or failure to satisfy certain covenants and other requirements under the Credit Agreement would, subject to certain grace periods, constitute an event of default. Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding under the Credit Agreement to be immediately due and payable and would have the right to proceed against the assets we provided as collateral. If the indebtedness under our Credit Agreement were to be accelerated, we may not have sufficient cash on hand or be able to sell sufficient collateral to repay it, which would have an immediate adverse effect on our business and results of operations and could result in a complete loss of your investment in our common stock.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability for noncompliance with applicable laws.

Our business activities are subject to various restrictions under U.S. and other global export controls and economic and financial sanctions laws, including the U.S. Commerce Department’s Export Administration Regulations and economic and financial sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. These regulations may limit our ability to market, sell, distribute or otherwise transfer our products or technology to certain countries or persons. Obtaining necessary authorizations, including any required license(s), for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. These regulations may also change rapidly from time to time as a result of geopolitical events. A determination that we have failed to comply with these rules and regulations, whether knowingly or inadvertently, may result in substantial penalties, including fines, enforcement actions, civil and/or criminal sanctions, the disgorgement of profits, and may adversely affect our business, financial condition, and results of operations.

We may seek to grow through acquisitions, investments, or strategic alliances, and the failure to identify, complete, integrate, or realize the expected benefits of these transactions could adversely affect our business, financial condition, and results of operations.

From time to time, we may consider opportunities to acquire or make investments in new or complementary businesses, technologies, offerings or products, or enter into strategic alliances, that may enhance our capabilities, expand our outsourced manufacturing and supplier network, complement Oura Ring or our membership offering or expand the breadth of the markets in which we operate. Acquisitions, investments, and other strategic alliances involve numerous risks, including:

•	problems integrating the acquired business, technologies or products, including issues maintaining uniform standards, procedures, controls, policies, and culture;

•	unanticipated costs associated with acquisitions, investments or strategic alliances;

•	diversion of management’s attention from our existing business;

•	adverse effects on existing business relationships with our contract manufacturers, component suppliers, retail partners, and other third parties;

•	risks associated with entering new markets in which we may have limited or no experience;

•	potential loss of key employees of acquired businesses; and

•	increased legal, regulatory, and accounting compliance costs.

We may be unable to identify acquisitions or strategic relationships we deem suitable. Even if we do, we may be unable to successfully complete any such transactions on favorable terms or at all, or to successfully integrate any acquired business, technologies, or products into our business or retain any key personnel, suppliers, or customers. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to identify suitable acquisitions or strategic relationships, or if we are unable to integrate any acquired businesses, technologies, and products effectively, our business, financial condition, and results of operations could be adversely affected.

Because we sell our products in multiple currencies and have international operations, we may face exposure to foreign currency exchange rate fluctuations.

We transact business in U.S. dollars, euros, and other foreign currencies. We expect our exposure to foreign currencies to increase as we continue to expand the sale of Oura Ring and our membership offering through our direct-to-consumer and wholesale channels in markets outside the United States. In addition, certain of our foreign operating expenses are denominated in the currencies of the countries and territories in which our contract manufacturers, component suppliers, retail partners, and other third parties are located. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and results of operations. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations, including as a result of the translation of our euro-denominated financial information into U.S. dollars for purposes of our financial statements presented herein. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our common stock could be lowered. We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place and may introduce additional risks if we are unable to structure effective hedges with such instruments.

We track certain key operating and business metrics, including Paid Members and Rings Sold. These metrics involve estimates and judgments and may not be calculated in a manner consistent with industry practice or the expectations of investors and analysts. Any real or perceived inaccuracies in our metrics or the underlying data may cause a loss of investor confidence in such metrics and the market price of our common stock may decline.

We track certain key operating metrics, including metrics relating to active members, membership renewals and retention, hardware unit sales, and other performance indicators, using internal data analytics tools, which have certain limitations. In addition, we rely on data received from third parties, including third-party platforms used in connection with our direct-to-consumer and wholesale channels, to track certain performance indicators, and we may be limited in our ability to verify such data. In addition, our methodologies for tracking metrics may change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the internal data analytics tools we use or issues with the data received from third parties, or if our internal data analytics tools contain algorithmic or other technical errors, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our performance metrics are not, or are not perceived to be, accurate representations of our business, if we discover material inaccuracies in our metrics or the data on which such metrics are based, or if we can no longer calculate any of our key performance metrics with a sufficient degree of accuracy, investors could lose confidence in the accuracy and completeness of such metrics, which could cause the price of our common stock to decline.

Risks Related to Information Technology, Intellectual Property, Data Security, and Privacy

We and our third-party providers are exposed to cybersecurity risks and incidents, which may result in disruption of our information technology systems, damage member and business partner relationships, and adversely affect our business, financial condition, results of operations, and reputation.

We, our customers, and certain of our third-party providers collect, use, maintain, store, transmit, dispose of, and otherwise process large volumes of Personal Information, including sensitive Personal Information such as health and biometric data, about individuals, employees, business partners and others, as well as proprietary or confidential business-related or other information, such as trade secrets (collectively, “Confidential Information”). The collection, generation, storage, and analysis of such health and biometric data through Oura Ring and our membership offering is a core function of our business. Due to the volume and sensitivity of the Personal Information and biometric data we collect and manage, including data relating to our members’ sleep, activity, readiness, stress, heart health, metabolic health, and women’s health, and the nature of our products and services, the security features of our enterprise platform and information systems are critical. We depend on our information technology systems, as well as those of third parties, for both internal and external operations that are critical to our business, such as to develop new products and services, operate our websites and the Oura platform, host and manage our services, store data, process transactions, respond to customer inquiries, and manage inventory and our supply chain.

We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our information technology systems and Confidential Information, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as cyberattacks, social engineering/phishing, malware (including ransomware and other extortion-based attacks), malfeasance by insiders, human or technological error, impersonation, employee theft or misuse, fraud, denial, or degradation of service attacks, and as a result of malicious code embedded in open-source software, or misconfigurations, bugs or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) information technology systems, products, or services. Any material disruption or slowdown of our systems or those of the third parties on which we depend, including a disruption, slowdown, or unauthorized access to information technology systems caused by cybersecurity incidents, ransomware, our failure to successfully manage significant increases in customer volume, our failure to successfully upgrade our systems, system failures, or other causes, could cause outages or delays in or disruptions to our services, which could harm our brand and business relationships and adversely affect our results of operations and financial results. In addition, such disruption could cause information, including Confidential Information and/or data related to orders of our products and services, to be lost or delayed, which could—especially if the disruption or slowdown occurred during the holiday season—result in delays in the delivery of Oura Ring to our members, customers, and retail partners, which could in turn result in lost sales, reduced demand for our products and services, and harm to our brand and reputation. If changes in technology cause our information technology systems, or those of the third parties on which we depend, to become obsolete, or if our or their information technology systems are inadequate to handle our growth, we could lose customers and our business, financial condition, and results of operations could be adversely affected. Moreover, we have acquired and may continue to acquire companies with cybersecurity vulnerabilities and/or unsophisticated security measures, which exposes us to significant cybersecurity, operational, and financial risks. Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote information technology assets and security vulnerabilities that are present in many non-corporate and home networks. Additionally, the integration of AI Technologies in our or any service providers’ operations, products, or services has posed and is expected to continue to pose new or unknown cybersecurity risks and challenges. Because our products and services are integrated with our customers’ systems and processes, any circumvention or failure of our cybersecurity defenses or measures could compromise the confidentiality, integrity, and availability of our customers’ own information technology systems and/or Confidential Information as well.

Cyberattacks have accelerated and are expected to continue to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools that circumvent security controls, evade detection, and remove forensic evidence, including through the use of AI Technologies. AI-enabled tools provide threat actors with greater scale, efficiency and effectiveness than is possible through human action alone. Such tools are used to produce highly customized phishing campaigns through generative AI, polymorphic malware that adapts real-time to a victim environment during deployment, and automated vulnerability identification and reconnaissance, among other things. Recent media reports suggest that powerful AI models can be used to scan for, identify, and exploit security vulnerabilities in complex codebases, including so-called “zero-day” vulnerabilities that are unknown until exploited. Moreover, the integration and use of AI Technologies in our operations, products, or services, or those of our third-party providers or software applications that work in conjunction with Oura Ring, create unique attack vectors, such as the infiltration, corruption (e.g., “poisoning”), or manipulation of training data and AI model inputs, that can lead to downstream impacts, such as inaccurate model outputs and skewed decision-making. As a result, we may be unable to detect, investigate, remediate, and/or recover from future cyberattacks or other security incidents, and we may be unable to avoid an adverse impact to our information technology systems, Confidential Information, or business.

We have adopted security policies and measures, including encryption technology, designed to protect the Confidential Information, including Personal Information, that we store or otherwise process. However, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our information technology systems and such Confidential Information. Given the nature of complex information technology systems, software, and services like ours, and the scanning tools that we deploy across our networks and products, we regularly identify and track security vulnerabilities. We are unable to comprehensively apply patches or confirm that measures are in place to mitigate all such vulnerabilities, or that all patches will be applied before vulnerabilities are exploited by a threat actor. Vulnerabilities may persist even after we have issued security patches because our customers may fail to apply patches and/or update their systems to newer software versions. If attackers are able to exploit critical vulnerabilities before patches are installed or mitigating measures are implemented, significant compromises could impact our and our customers’ information technology systems and/or Confidential Information.

We are regularly subject to cyberattacks, including phishing attempts. While to date no cybersecurity incidents have had a material impact on our operations or financial results, we cannot guarantee that we or our third-party service providers or software applications that work in conjunction with Oura Ring will not experience a material cybersecurity incident in the future. Any adverse impact to the availability, integrity, or confidentiality of our information technology systems or Confidential Information, including the loss, unauthorized access, misuse, or compromise of such information, may result in costly investigations and enforcement actions, fines and penalties, remediation efforts, reputational damage, notification to affected members or regulators, and other adverse consequences. Cybersecurity incidents, including cyberattacks, could also adversely affect our results of operations, consume internal resources, and result in litigation (such as class actions) or potential liability, significant incident response, system restoration or remediation and future compliance costs, and otherwise harm our business. Any failure or perceived failure by us to prevent information security breaches or any compromise of security that results in the unauthorized release, access, acquisition, use, disclosure, or transfer of Personal Information or other customer data, could cause our members to lose trust in us and could expose us to legal claims. Data breaches have in the past materially contributed to the collapse of businesses that process sensitive Personal Information as we do, and the right of any bankruptcy estate resulting from such a collapse to sell, license, or otherwise monetize Personal Information, a key asset of our business, is likely to be significantly limited by applicable law, and may attract significant press and the attention of regulators. Further, due to applicable laws, regulations and contractual obligations, we may be held responsible for cyberattacks, data breaches, data losses, and other security incidents attributed to our third-party service providers, as they relate to the Personal Information we share with them or which they otherwise process on our behalf.

A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or unauthorized acquisition, use, disclosure, or other processing of certain types of Personal Information. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another, which might become a particular concern as we accelerate our international expansion. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises member data or other Personal Information. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us. We may be subject to specific data security frameworks, regulations, and/or laws that require us to maintain a certain level of security, as well as other operational requirements. For example, the Federal Trade Commission (“FTC”) expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Any or all of the foregoing could adversely affect our business, financial condition, and results of operations. Finally, we cannot guarantee that any costs and liabilities incurred in relation to a cyberattack or other security incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

Additionally, as we accept debit and credit cards for payment, we are subject to the Payment Card Industry Data Security Standard (“PCI-DSS”), issued by the Payment Card Industry Security Standards Council. PCI-DSS contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. Compliance with PCI-DSS and the implementation of related procedures, technology, and information security measures requires significant resources and ongoing attention. The implementation of new or upgraded information technology systems, including those necessary to achieve compliance with PCI-DSS, and the maintenance of existing systems could result in additional costs and potential problems and interruptions, including disruption or reduced efficiency of our operations. Any material interruptions or failures in our payment related systems could have an adverse effect on our business, financial condition, and results of operations. If there are amendments to PCI-DSS, the cost of compliance could increase and we may suffer loss of critical data and interruptions or delays in our operations as a result. If we or our service providers are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, restrictions, and expulsion from card acceptance programs, which could adversely affect our business, financial condition, and results of operations.

Moreover, as a contractor with the DoD we are contractually required to protect “controlled unclassified information” and comply with the DoD’s cybersecurity requirements, including the security controls specified in the National Institute of Standards and Technology Special Publication 800-171 (“NIST SP 800-171”). The DoD is also in the process of implementing obligations relating to the Cyber Security Material Model Certificate (“CMMC”) into its contracts. CMMC incorporates the requirements of NIST SP 800-171 and will require all contractors to, depending on the level of security required, perform a self-assessment or receive specific third-party certifications. The DoD expects that nearly all new contracts will be required to comply with the CMMC by October 31, 2026, and initial requests for information and proposals have already begun. We are in the process of evaluating our readiness and preparing for the

CMMC requirements. We will also be required to go through a CMMC recertification or new self-assessment process periodically, depending on the level of security required. In addition, any obligations that may be imposed on us under the CMMC may be different from or in addition to those otherwise required by applicable laws and regulations, which may cause additional expense for compliance. Any failure to comply with the DoD’s cybersecurity requirements could restrict our ability to bid for, be awarded and perform under DoD contracts, which could adversely affect our business, financial condition, results of operations, and prospects. Achieving and maintaining compliance can be complex and costly, including implementing technical and organizational controls, remediating gaps identified in assessments, managing incident reporting and forensic-preservation obligations, and overseeing supplier and cloud-service provider compliance. Failure to comply with these requirements may also subject us to bid protest challenges for the award of new contracts or False Claims Act allegations claiming damages to the government based on such non-compliance.

We are subject to complex and evolving U.S. and international laws and regulations regarding privacy, data protection, and security; changes in or noncompliance with these laws could result in claims, penalties, increased costs, or reduced member growth or engagement, or otherwise harm our business.

In operating our business and providing products and services to customers, we create, collect, receive, maintain, store, use, disclose, transmit, and otherwise process significant amounts of information, including information relating to our employees, contractors, business partners, actual and prospective customers and our customers’ end users and employees, that constitutes “personal data,” “personal information,” “personally identifiable information,” “consumer health data,” “sensitive health information,” “protected health information” (“PHI”), and similar terms under applicable data privacy laws (collectively, “Personal Information”), including in some contexts health, reproductive, and biometric data generated through use of Oura Ring and our membership offering and the software applications of third parties that work in conjunction with Oura Ring. We also depend on a number of third-party vendors in relation to the operation of our business, a number of which process Personal Information on our behalf. We face risks inherent in both processing large volumes of Personal Information and in protecting the security of such Personal Information. We, our customers, and our vendors are subject to a variety of federal, state, and foreign data privacy laws, rules, regulations, industry standards and other requirements, including those that apply generally to the processing of Personal Information, and those that are specific to certain industries, sectors, contexts, or locations. These requirements, and their application, interpretation, and amendment are constantly evolving. It is also possible that new laws, regulations, and other requirements, or amendments to or changes in interpretations of existing laws, regulations, and other requirements, may require us to incur significant costs, implement new processes, or change our processing of Personal Information and business operations, which could hinder our ability to grow our business by extracting value from our data assets. Our actual or perceived failure to comply with any federal, state or foreign laws and regulations, industry standards or other requirements that govern or apply to our creation, collection, maintenance, use, disclosure, transmission, retention, and other processing and security of data could result in enforcement actions that require us to change our business practices in a manner that may negatively impact our revenue, as well as expose us to litigation, fines, civil or criminal penalties, and adverse publicity that could cause our members to lose trust in us, negatively impacting our reputation and business in a manner that harms our financial position.

In the United States, the FTC and many state attorneys general are interpreting federal and state consumer protection laws to enforce a variety of data privacy issues, including standards for appropriately protecting Personal Information and statements made in privacy policies regarding the collection, use, processing, and security of Personal Information. Such standards require us to publish statements that accurately describe how we process Personal Information and choices individuals may have about the way we process their Personal Information. If such information that we publish is considered misleading, untrue or inaccurate, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Moreover, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ Personal Information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices. Further, privacy advocates and industry groups have regularly proposed and sometimes approved, and may propose and approve in the future, self-regulatory standards with which we must comply or that contractually apply to us.

In addition, many state legislatures have adopted or modified data privacy and security laws and legislation that may apply to our business. For example, we are subject to the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”), which requires businesses that process Personal Information of California residents to, among other things: provide certain disclosures to California residents regarding the business’s collection, use, and disclosure of their Personal Information; receive and respond to requests from California residents to access, correct, and delete their Personal Information; allow California residents to opt out of certain Personal Information sharing and receive information about how their Personal Information is used; and enter into specific contractual provisions with service providers that process California resident Personal Information on the business’s behalf. The CCPA provides for civil penalties for violations, as well as statutory damages and a private right of action for data breaches, which has increased and is expected to continue to increase data breach litigation, including class actions. The enactment of the CCPA has prompted other states to enact similar laws, which has created a patchwork of overlapping but different state data privacy laws. For example, Virginia, Colorado, Oregon, Texas, Montana, Iowa, Utah, Connecticut and other states also maintain comprehensive data privacy laws, and several other states have passed comprehensive data privacy laws that will take effect over the next few years. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent data privacy legislation in the United States. We will be required to comply with these new privacy laws if our operations fall within their scope, which may increase our compliance costs and potential liability and may require us to make changes to our business practices.

While the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and regulations implemented thereunder (collectively, “HIPAA”) does not generally apply to most of our business operations, we operate as a “business associate” (as defined by HIPAA) in the context of our business arrangements with certain healthcare providers and partners, and our current and future offerings may subject us to additional health privacy regimes. HIPAA imposes privacy, security and breach notification obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as “covered entities,” as well as their business associates that perform certain services that involve creating, receiving, or maintaining PHI as defined by HIPAA for or on behalf of such covered entities and their covered subcontractors. HIPAA requires business associates to develop and maintain policies with respect to the protection, use, and disclosure of PHI, including the adoption of administrative, physical, and technical safeguards to protect such information, and certain notification requirements in the event of a breach of unsecured PHI. Business associates that are found to be in violation of HIPAA, including as the result of a breach of unsecured PHI, a complaint about HIPAA privacy or security practices, or audits by the U.S. Department of Health and Human Services (“HHS”), may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs, and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

Health data and biometric data are widely regarded as among the most sensitive categories of Personal Information and are subject to heightened and rapidly evolving regulatory requirements and scrutiny in the United States and abroad, including specific notice, informed consent, retention, and disclosure obligations under state privacy laws such as the Illinois Biometric Information Privacy Act (“BIPA”), the Washington My Health My Data Act (“MHMD”), comparable statutes in a growing number of U.S. states, and special-category data provisions of the EU GDPR and United Kingdom (“UK”) GDPR. For example, MHMD restricts how entities collect, use, and process “consumer health data,” defined broadly as information that is linked or reasonably linkable to a consumer and that identifies the consumer’s health status. The law creates a private right of action to allow individuals to sue for violations of the law, imposes stringent consent requirements, and grants consumers certain rights with respect to their consumer health data, including to request deletion of their information. Connecticut, Nevada, and other states have also passed similar laws regarding consumer health data, and others are considering and may adopt similar laws. Any actual or perceived failure to obtain valid consent or to otherwise comply with these health or biometric-specific requirements could expose us to substantial statutory damages, class action litigation (including under BIPA’s and MHMD’s private rights of action), regulatory enforcement actions, and reputational harm, any of which could adversely affect our business, financial condition, and results of operations.

In addition to fines and penalties that may be imposed for failure to comply with state and federal laws, regulations and requirements, some states also provide for private rights of action to customers for misuse of or unauthorized access to Personal Information. Our compliance with these rapidly evolving, increasingly burdensome and sometimes conflicting laws, regulations and requirements may cause us to incur substantial costs or require us to change our business practices, which may impact our financial condition. If we fail to comply with these laws, regulations or requirements, we may be exposed to litigation expenses and possible significant liability, fees or fines. Further, any such claim, proceeding, or action (whether or not merited) could harm our reputation, brand, and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of members and suppliers or an inability to process credit or debit card payments, and may result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to data privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data, including Confidential Information and Personal Information, that we store or process as part of operating our business.

In addition to risks posed by newer and evolving privacy laws, we could be, and have been from time to time, subject to claims alleging violations of long-established federal and state privacy and consumer protection laws. For example, the Telephone Consumer Protection Act (the “TCPA”) is a federal law that imposes significant restrictions on the ability to make telephone calls or send text messages to mobile telephone numbers without the prior consent of the person being contacted. The TCPA provides for substantial statutory damages for violations, which has generated and will likely continue to generate extensive class-action litigation. We send short message service, or SMS, text messages to customers. The actual or perceived improper sending of text messages may subject us to potential risks, including liabilities or claims relating to consumer protection laws, such as the TCPA. Federal or state regulatory authorities or private litigants may claim that the notices and disclosures we provide, form of consents we obtain, or our SMS texting practices otherwise are not adequate or violate applicable law. We also send marketing messages via email and are subject to the CAN-SPAM Act, which imposes certain obligations regarding the content of emails and providing opt-outs (with the corresponding requirement to honor such opt-outs promptly). While we strive to ensure that all of our marketing communications comply with the requirements set forth in the CAN-SPAM Act, any actual or perceived violations by us could result in the FTC seeking civil penalties against us. In addition, class-action plaintiffs in the United States are employing novel legal theories to allege that federal and state eavesdropping and/or wiretapping laws and state constitutions prohibit the use of analytics technologies widely employed by website and mobile app operators to understand how their users interact with their services. Despite our compliance efforts, our use of text messaging communications or analytics technologies could expose us to costly litigation, government enforcement actions, damages and penalties, which could adversely affect our business, financial condition, and results of operations.

In 2024, the National Security Division of the U.S. Department of Justice issued a new rule—referred to as the “Data Security Program” (“DSP”)—to implement Executive Order 14117 aimed at preventing access to “bulk U.S. sensitive personal data” and “government-related data” by “countries of concern” (including China, Russia, Iran, North Korea, Cuba, and Venezuela) and “covered persons” (as all such terms are defined in the DSP). Effective as of April 8, 2025, and fully enforceable as of July 9, 2025, the DSP imposes stringent obligations on companies within its scope and prohibits or restricts “covered data transactions” that grant countries of concern or covered persons access to bulk U.S. sensitive personal data or any amount of government-related data. The DSP is new and complex and has yet to be enforced, and as such, there is a risk that our interpretation of its applicability, scope, and requirements is incorrect, incomplete, or misapplied. Based on our assessment of the DSP, we do not believe we engage in covered data transactions at this time, though we may discover that we do or we may begin doing so in the future. Compliance with the DSP may require us to invest heavily in data security and compliance measures, such as implementing and complying with the Cybersecurity and Infrastructure Security Agency’s guidelines and other burdensome recordkeeping, reporting, and auditing requirements. It may also require us to implement new processes, stop or restrict certain data transfers, alter the geographic scope of our operations, cease doing business with certain third parties or using certain tools or vendors, and/or change how data flows throughout our business, any of which could disrupt, delay, or otherwise impact our business operations or hinder our ability to grow our business. Finally, non-compliance with the DSP could result in significant civil or criminal penalties, which could adversely affect our business, financial condition, and results of operations.

Further, laws in all 50 U.S. states, as well as other jurisdictions in which we operate, require us to notify governmental authorities and/or affected individuals of data breaches involving certain Personal Information or other unauthorized or inadvertent access to or disclosure of such information, and these notification obligations may be particularly stringent where biometric or health data is involved. These laws are not consistent with each other, and compliance in the event of a widespread data breach would likely be difficult and costly. Any disclosures we make to comply with, or the failure to comply with, such requirements could lead to adverse consequences. Any actual or perceived security incident or breach, or breach of our contractual obligations, could also harm our reputation and brand, expose us to potential civil or criminal liability, claims, litigation (including class actions), monetary fines, and/or require us to expend significant resources on data security and in responding to any such actual or perceived breach.

Outside of the United States, certain foreign jurisdictions, including the European Economic Area (“EEA”), and the United Kingdom, have laws and regulations that are more restrictive in certain respects than those in the United States. For example, the EEA and the United Kingdom have adopted the EU GDPR or the UK GDPR, respectively, which may apply to our collection, control, use, sharing, disclosure and other processing of Personal Information. We are also subject to evolving European laws and regulations relating to data sharing, including the Data Act, which, amongst other things, imposes data accessibility and sharing obligations on manufacturers of connected objects and providers of related services. Any violation of data privacy or security laws, including the EU GDPR or UK GDPR, by our third-party processors, or their acts or omissions that cause us to violate our legal obligations, could have an adverse effect on our business and result in substantial fines and penalties. We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources and reputational harm.

We also may be subject to specific requirements with respect to cross-border transfers of Personal Information out of the EEA and United Kingdom. Recent legal developments in the EEA and United Kingdom have created complexity and uncertainty regarding transfers of Personal Information out of Europe. As supervisory authorities issue further guidance on Personal Information export mechanisms, and/or start taking enforcement action, we could suffer additional costs, complaints and regulatory investigations or fines, or if we are otherwise unable to transfer Personal Information between and among countries and regions in which we operate, it could affect the manner in which we provide our products and services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition, and results of operations.

We are also subject to evolving privacy laws regarding the use of cookies and e-marketing. Cookies are small data files that are sent by websites and stored locally on an Internet user’s computer or mobile device. These laws have led to intense scrutiny regarding Internet-based advertising, including the use of data to draw inferences about a consumer’s interests and deliver relevant advertising to that consumer, by legislative, regulatory, and self-regulatory bodies, privacy advocates, academics, and commercial interests in the United States and abroad that focus on consumer data protection and privacy. In particular, much of this scrutiny has focused on the use of cookies and other tracking technologies that collect or aggregate information, including Personal Information, about consumers’ online browsing and mobile application usage activity. In the EEA and UK, regulators are increasingly focused on compliance with requirements in the online behavioral advertising ecosystem. As regulators, activists, consumer protection organizations and third parties increasingly enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target advertising towards individuals, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand our members and prospective consumers.

Certain requirements from our third-party technology and platform providers could also force us to modify our offerings or strategy due to privacy concerns, which could disrupt our business operations or negatively affect our financial performance. For example, Apple iOS requires applications in the Apple App Store to opt in to the tracking of users across applications and websites owned by third parties for advertising performance measurement purposes. Additionally, Google has at various times indicated its intention to block third-party cookies in the future. As a result, we have had to, and may again in the future have to, develop alternative systems and methods to determine our customer’s behavior, customize their online experience, and efficiently market to them. If the use of cookies or other tracking technologies is further restricted, regulated or blocked, if changes in technology cause existing tracking technologies to become less reliable or acceptable as a means of tracking consumer behavior, or if our alternative approaches are unreliable, the amount or accuracy of member information we collect could decrease, which could have an adverse effect on our targeted advertising and related activities.

Any actual or perceived non-compliance with these rapidly changing laws, regulations or industry standards, our contractual obligations, or other requirements relating to data privacy, data protection, and consumer protection by us or the third-party companies we work with could result in litigation and proceedings against us by individuals, consumer rights groups, governmental entities, consumers or others, fines and civil or criminal penalties for us or company officials, obligations to cease offerings or to substantially modify our business in a manner that makes it less effective in certain jurisdictions; significant negative publicity, and harm to our brand and reputation, and reduced overall demand for our products and services, any of which could have an adverse effect on our business, financial condition, and results of operations.

We collect and process significant volumes of sensitive personal health and biometric data through Oura Ring, Oura App, and Oura Membership. Any actual or perceived existing or future use of this data could expose us to reputational, regulatory, legal, and contractual risks that could adversely affect our business, financial condition, and results of operations.

In the ordinary course of our business, we collect, generate, store, and process significant volumes of sensitive personal health and biometric data through Oura Ring, Oura App, and Oura Membership, including heart rate, heart rate variability, respiration rate, body temperature, sleep stages, menstrual cycles, and activity. We currently use this data to power our health intelligence platform, train our proprietary AI and machine-learning models, and deliver personalized health insights to our members. We operate a privacy-first model, as communicated to our members and prospective customers, and promise to never share personal health data with third parties without consent. We do not have plans to sell, license, or otherwise directly monetize our members’ personal health data.

Any sharing of member data would be subject to a complex and evolving regulatory landscape, depending on a variety of factors, including the location of the member and the context in which Oura processes that member data. Applicable regulations include but are not limited to HIPAA, the FTC Act, the FTC’s health breach notification rule, the U.S. omnibus state privacy laws like the CCPA, U.S. state biometric information privacy laws such as the BIPA and MHMD, and the EU GDPR and UK GDPR, among others. Many of these laws impose heightened requirements on the processing of health and biometric data, including specific notice, informed consent, retention, and disclosure obligations, obligations to secure the data collected and to prevent unauthorized access to such data, and provide for significant civil and criminal penalties, regulatory enforcement actions, and private rights of action for violations. If we were to pursue strategies to monetize our data assets in the future, or unlawfully obtain health data or operate inconsistently within our current privacy policy and the promises that we have made to members or former members, we could face risks including: requirements to delete products (including models and algorithms) developed in whole or in part using unlawfully obtained data, the need to obtain valid consent from members, the need to provide clear and conspicuous notices and obtain affirmative, express consents from members for the retention and use of their data for certain purposes, the need to disclose omissions of material facts that would affect whether a consumer would purchase the Oura Ring, Oura App, and Oura Membership, the need to notify members, former members, the FTC, and the media in the event of a breach or when data is disclosed or acquired without a member’s authorization, becoming subject to data broker regulations, potential conflicts with contractual obligations or representations we have made to members regarding the use of their Personal Information, and the perception by members, regulators, or the media that any such activities are inconsistent with our privacy-first model, which could erode member trust, reduce engagement and retention, and harm our reputation and brand.

The regulatory landscape governing personal health and biometric data continues to evolve rapidly, and new laws and regulations may impose additional restrictions on our ability to extract value from our data assets. Any actual or perceived failure to comply with applicable data privacy and security laws, regulations, and contractual obligations or any misrepresentations, material omissions, and misuse of data in connection with the use or monetization of member data could result in governmental investigations and enforcement actions, litigation, fines, civil and criminal penalties, and adverse publicity that could cause our members to lose trust in us, any of which could adversely affect our business, financial condition, and results of operations. Additionally, any actual or perceived security event impacting Personal Information processed by Oura, if it were to occur, could likewise result in the same or similar adverse effects.

Our failure or inability to protect or enforce our intellectual property rights, or claims by others that we infringe their rights, could diminish our brand and competitive position and adversely affect our business, financial condition, and results of operations.

We currently rely on a combination of patent, copyright, trademark, trade secret, and unfair competition laws, as well as confidentiality and non-disclosure agreements and procedures and licensing arrangements, to establish, enforce, and protect our intellectual property rights. We have devoted and intend to continue to devote substantial resources to the development, enforcement, and protection of our intellectual property, including our proprietary technologies and related processes. Despite such efforts, these laws, agreements and procedures may not effectively prevent disclosure of our Confidential Information and may not provide an adequate remedy in the event of unauthorized disclosure of our Confidential Information. Third parties may also independently develop similar or competing technology that avoids our patents, and we cannot be certain that the steps taken by us to protect our intellectual property rights will be adequate to prevent infringement of such rights by others, including imitation and “knockoffs” of Oura Ring and misappropriation of our brand. The imitation of our products and infringement, misappropriation, or other violation of our intellectual property rights by others could diminish our brand or cause confusion among our existing or potential customers. The process of obtaining patent or trademark protection can be expensive, onerous, and time-consuming, and we may not be able to file, apply for, or prosecute all necessary or desirable patent applications or trademark applications at a reasonable cost or in a timely manner. We have obtained and applied for U.S. and foreign trademark registrations for the “ŌURA” brand and a variety of our product names, and we will continue to evaluate the registration of additional trademarks as appropriate. Additionally, we have an expansive patent portfolio and have pending patent applications related to technologies currently used in our products. However, we cannot guarantee that any of our pending trademark or patent applications will be approved by the applicable governmental authorities, or that our existing patent and trademark registrations will not be challenged and invalidated. Moreover, intellectual property protection may be unavailable or limited in some foreign jurisdictions where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States, and it may be more difficult for us to successfully challenge the unauthorized use of our intellectual property rights by other parties in these jurisdictions. Additionally, we may use AI Technologies to assist in the development of our proprietary technologies and intellectual property. The legal framework governing intellectual property protection for or involving AI Technologies, including the protectability of system inputs and outputs, remains uncertain and is the subject of ongoing litigation across jurisdictions. There is particular uncertainty regarding the copyright ownership of content produced in whole or in part by generative AI Technologies and the patentability of AI-generated inventions. As the law continues to develop in this area we may lose our ability to claim or enforce certain of our intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our intellectual property rights, and our failure or inability to obtain or maintain patent, copyright, trademark, or trade secret protection or otherwise protect our intellectual property rights could adversely affect our business.

We operate in an industry characterized by extensive patent litigation, and our patents may not be upheld if challenged. We are and may in the future be subject to patent and other intellectual property infringement claims and lawsuits in various jurisdictions. We cannot be certain that our products and activities do not violate the patents or other intellectual property rights of third parties. Companies in the technology industry, and other patent, copyright, and trademark holders seeking to profit from royalties in connection with the grant of licenses, own large numbers of patents, copyrights, trademarks, domain names, and trade secrets and frequently commence litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. Companies and individuals may also be subject to criminal prosecution for trade secret theft under 18 U.S.C. section 1832. We are taking, and intend to continue to take, commercially reasonable efforts to defend and prosecute litigation matters against us. Litigation is inherently uncertain, and any judgment or injunctive relief entered against us or any settlement could adversely impact our business, financial condition, and results of operations.

Any failure of our information technology service providers, business partners, vendors, suppliers, or other third-party service providers, or any other failure by such third parties to provide services to us may negatively impact our relationships with customers and harm our business.

We currently use, and plan in the future to continue to use, technology that we license from third parties in connection with our products and internal operations. If we are unable to continue to use or license these technologies on terms that are acceptable to us, or if these technologies become unreliable, unavailable, or fail to operate properly, we may not be able to secure adequate alternatives in a timely manner or at all, and our ability to offer our products and remain competitive in our market could be harmed. Further, we cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our platform. Some of our agreements with our licensors may allow such licensor to terminate the license for convenience, or otherwise provide the licensed technology for a limited term. If we are unable to continue to license technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to continue operating under our existing license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell our products containing or dependent on that technology would be limited, and our business, financial condition, and results of operations could be adversely affected.

Additionally, if we are unable to license technology from third parties, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner, or at all, and it may require us to use alternative technology of lower quality or performance standards. This could increase our costs or limit or delay our ability to develop or offer new or competitive offerings. Third-party software upon which we rely may be updated infrequently, unsupported, or subject to vulnerabilities that may not be resolved in a timely manner, any of which may expose our solutions to vulnerabilities. Any impairment of these technologies or of our relationship with these third parties could adversely impact our business, financial condition, and results of operations.

As our membership base grows and we introduce new features and products, we must continue to expand, upgrade, and scale our information technology infrastructure. Failure to do so could result in service outages, degraded member experience, data integrity issues, or security vulnerabilities that could adversely affect our business, financial condition, and results of operations.

We will need to continue to expand and scale our information technology systems and personnel to support recent and expected future growth in our memberships. As such, we plan to continue to invest in and implement modifications and upgrades to our information technology systems and procedures, including the replacement of legacy systems with successor systems, the update of legacy systems or acquisition of new systems with heightened functionality, the hiring of employees with information technology expertise, and the implementation of new policies, procedures, training programs, and monitoring tools. These types of activities subject us to inherent costs and risks associated with the replacement and change of information technology systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, capital expenditures, additional administration and operating expenses, acquisition and retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays or difficulties in transitioning to or integrating new systems. In addition, it takes a significant amount of time to plan, develop, and test improvements to our information technology systems and infrastructure, and we may not be able to accurately forecast demand or predict the results we will realize from such changes. These implementations, modifications, and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures or our inability to successfully modify our information technology systems to respond to changes in our business needs may cause disruptions in our business operations and adversely affect our business, financial condition, and results of operations.

Some of our products and services contain open source software, which may pose particular risks to our proprietary software, technologies, products, and services in a manner that could harm our business.

We use open source software in the firmware embedded in Oura Ring and in the software and platform infrastructure underlying our membership offering, and we anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source software on unfavorable terms or at no cost. Some companies that use open source software have faced claims challenging their use of open source software or compliance with open source license terms. However, given there is an increasing number of open source software license types, the terms of many open source licenses to which we are or may become subject have not been interpreted by U.S. or foreign courts, and there is a risk that such open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties demanding the release or license of our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful. Additionally, any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract may allow our competitors to create similar products with lower development effort and time and, ultimately, could result in a loss of sales for us, which would adversely affect our business, financial condition, and results of operations.

Additionally, the use of certain open source software can present greater risks than the use of third-party commercial software, as open source software is generally provided without support and without warranties, indemnification or other contractual protections regarding the origin of the software, possible infringement claims, or the quality of the code. Further, we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated and could, if not properly addressed, negatively affect our business. We have processes in place to help alleviate these risks, including a review process for screening requests from our developers for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our products and services or that our open source software-related processes are otherwise always observed. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have an adverse effect on our business, financial condition, and results of operations.

Our products and services depend on third-party data centers that we do not control, and changes to or disruptions in these data centers could adversely affect our business, financial condition, and results of operations.

Our membership offering and Oura platform are hosted using data centers operated by third parties, and our members access our platform through third-party mobile operating systems and platforms, including iOS and Android, cloud infrastructure and data center providers, and telecommunications networks. We control neither the operation of the data centers nor our third-party data center service providers, and we do not control the third-party operating systems and platforms through which our members access Oura App, our membership offering, and our platform. These data centers are vulnerable to damage or interruption from a variety of sources including earthquakes, floods, fires, power loss, system failures, computer and other cybersecurity vulnerabilities, physical or electronic break-ins, human error, malfeasance or interference, including by employees, former employees, or contractors, as well terrorist acts, war and other catastrophic events. Our third-party data centers may also be subject to cybersecurity incidents, including breaches, supply chain attacks, incidents due to the actions of outside parties or human error, malfeasance, insider threats, system errors or vulnerabilities, insufficient cybersecurity controls, a combination of these, or otherwise, any of which may cause service outages and otherwise impact our ability to provide our solutions and services. While our vendor due diligence process includes a review of the security measures of our third-party data centers, we cannot ensure that these measures will be sufficient to prevent a cybersecurity incident or to protect the continued operation of our platform in the event of a cybersecurity incident. Consequently, we could be subject to service disruptions, as well as failures to provide adequate support for reasons that are outside of our direct control.

We have entered into agreements for the use of these data centers with third-party data center service providers which expire at various times. The third-party data center service providers may have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on terms that are acceptable to us, we may be required to transfer our servers or data to new data center facilities or engage new service providers, and we may incur significant costs and a possible interruption in our platform in connection with doing so.

Problems with our third-party data center service providers, the telecommunications network providers with whom they contract, or with the systems by which telecommunications providers allocate capacity among their users could adversely affect the experience of our members. Our third-party data center service providers could decide to close their facilities or cease providing us services without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data center service providers or parties they contract with may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, any failure of our data centers to meet our needs for capacity could have an adverse effect on our business. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand, may damage our members’ Confidential Information, and could harm our members’ perception of the reliability of our products and services. Future interruptions to our platform might reduce our revenue, cause us to issue refunds, subject us to potential liability, or harm our ability to retain members and attract new members.

Risks Related to Other Legal, Regulatory, and Tax Matters

We currently market certain of our products and product features as general wellness products that we believe are not actively subject to the medical device regulatory requirements of the FDA and comparable regulatory authorities outside of the United States. If the FDA or a foreign regulatory authority disagrees with our position that these products and features are not subject to medical device regulation, or if they otherwise become actively subject to medical device regulation, we would be subject to pervasive and costly ongoing regulatory obligations, and our business, financial condition, and results of operations could be adversely affected.

We currently market certain of our products and features in the United States, including Oura Ring and certain features of the related Oura App, as general wellness products that are intended to help our members maintain and encourage a healthy lifestyle, and not as medical devices for the diagnosis, cure, mitigation, prevention, or treatment of any disease or condition. Based on this intended use, we believe that such products and features are general wellness products that are either exempt from the definition of a “device” under Section 201(h) of the Federal Food, Drug, and Cosmetic Act (the “FD&C Act”) or are subject to FDA enforcement discretion as low risk general wellness products pursuant to FDA guidance, including the recent update in January 2026 titled “General Wellness: Policy for Low Risk Devices” (the “General Wellness Guidance”).

Under Section 201(h) of the FD&C Act, a medical device includes an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component part, or accessory which is: intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals, or intended to affect the structure or any function of the body of man or other animals, and which does not achieve its primary intended purposes through chemical action within or on the body of man or other animals and which is not dependent upon being metabolized for the achievement of its primary intended purposes. The FDA applies its medical device authority both to hardware and software with these medical device intended uses, and on a function by function basis. However, Section 510(o)(1)(B) of the FD&C Act excludes from the definition of medical device software functions that are intended for maintaining or encouraging a healthy lifestyle and that are unrelated to the diagnosis, cure, mitigation, prevention, or treatment of a disease or condition.

FDA has also issued the General Wellness Guidance, which establishes an enforcement discretion policy for low risk general wellness products (not limited to software), pursuant to which FDA has indicated that it does not intend to examine such products to determine whether they are devices within the meaning of the FD&C Act or, if they are devices, whether they comply with the premarket review and post-market regulatory requirements for devices under the FD&C Act and implementing regulations. Under this policy, “general wellness products” are defined as those that have (1) an intended use that relates to maintaining or encouraging a general state of health or a healthy activity, or (2) an intended use that relates the role of healthy lifestyle with helping to reduce the risk or impact of certain chronic diseases or conditions and where it is well understood and accepted that healthy lifestyle choices may play an important role in health outcomes for the disease or condition. Such products must also be “low risk” to fall within the enforcement discretion policy, meaning that although they may be devices, the FDA does not intend to enforce medical device requirements.

There is no guarantee that the FDA will determine that each of these products and features that we believe to be wellness products is either subject to the statutory exemption from a device, where we believe it is applicable, or the General Wellness Guidance. Further, the FDA may change its position in the future. FDA guidance documents, including the General Wellness Guidance, represent the FDA’s current thinking but are nonbinding and do not establish legally enforceable responsibilities, and have been and may be subject to change. The General Wellness Guidance does not change or rescind any requirements of the FD&C Act or any applicable regulations, and compliance with the guidance does not ensure that the FDA will not take enforcement action with respect to our products or features. In addition, the FDA may revise, supplement, or withdraw the General Wellness Guidance at any time. Any future revision to the General Wellness Guidance could narrow the scope of products eligible for enforcement discretion, impose new conditions or requirements on general wellness products, or otherwise change the criteria that we rely on to support our position that such products and features are not actively regulated as medical devices. Moreover, future legislation could negatively impact the regulatory status of our products and subject us to FDA oversight.

If we are determined to be unlawfully marketing medical device products, our ability to sell our products would be jeopardized and we could be subject to enforcement actions such as warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances or approvals; withdrawals or suspensions of any then-current clearances or approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties, which could harm our reputation and adversely affect our business, financial condition, and results of operations.

In addition, unlike the FDA, regulatory authorities in the EU have not published any comparable formal enforcement discretion policy with respect to wellness products. While Recital 19 of the EU Medical Devices Regulation (“MDR”) provides that software features intended for lifestyle and well-being purposes are not regulated as medical devices, the determination of whether specific software features fall within the scope of the EU MDR is made on a case-by-case basis by national competent authorities in each European Economic Area (“EEA”) member state. There can be no assurance that one or more of our features currently marketed as general wellness products will not be determined by a national competent authority in an EEA country to constitute medical devices under the EU MDR, which could require us to CE mark such features as medical devices and, depending on the applicable risk classification, involve a notified body in the conformity assessment process. If any of our features were to be considered as medical devices, we would be required to comply with the full range of medical device requirements applicable to the relevant risk classification, including CE marking and conformity assessment (which, for Class IIa or higher in the EU, requires the involvement of a notified body), potential quality management system certification, clinical evaluation, as well as post-market surveillance, and vigilance reporting obligations, all of which would significantly increase our compliance costs and could delay or disrupt the continued marketing of such features in the EEA.

In addition, advertising and marketing claims made about Oura’s products, including claims related to health monitoring, sleep analysis, women’s cycles, stress, cardiovascular insights, longevity, the production of health outcomes, accuracy, science, clinical evidence, research, and other wellness metrics, have exposed us, and may in the future expose us, to private litigation, including consumer class action litigation, as well as investigations and enforcement actions from the FTC, state regulators, comparable international regulatory authorities, or self-regulatory organizations for violating laws, regulations, or guidance prohibiting unfair or deceptive practices, including Section 5 of the Federal Trade Commission Act (15 U.S.C. § 45) and similar state consumer protection statutes. To the extent that we make unsupported claims that healthcare providers will rely upon, make decisions based upon, or otherwise provide personalized guidance that care plans based upon the product data and insights that members share with such healthcare providers, such claims may also be subject to FTC or other enforcement action. The FTC’s claim substantiation doctrine requires advertisers to have a reasonable basis for objective product claims at the time they are made. Health, efficacy, and performance claims relating to wellness products—including claims regarding sleep, stress, cardiovascular, women’s health, and other metrics generated by our products and membership offering—are generally held to a higher substantiation standard. The failure to possess adequate substantiation when a claim is made may itself constitute a deceptive practice under Section 5 of the FTC Act and analogous state consumer protection statutes. Many of the state consumer protection statutes referenced above also provide private rights of action, and claims under those statutes are frequently asserted on a class-wide basis. For example, in August 2026, a class action was filed against us alleging that we falsely advertise the accuracy of our sleep-tracking technology. Litigation is inherently uncertain and we cannot predict its outcome. We may face additional claims, lawsuits, or regulatory inquiries of a similar nature in the future, including as a result of publicity relating to this action. Defending these matters has required, and may continue to require, us to incur significant legal expenses and to divert management attention and resources, and an unfavorable outcome could result in monetary damages, restitution, penalties, or injunctive relief requiring changes to the claims we make about the accuracy or performance of our products and services, including our sleep-related metrics. In addition, allegations of this nature could generate negative publicity, undermine member and consumer trust in the accuracy of our metrics, and adversely affect our brand, business, financial condition, and results of operations. These consumer protection laws and regulations subject us to a range of requirements and theories of liability, including false and misleading product claims, under which regulatory investigations and enforcement actions and private litigation, including class actions, may be brought and could result in monetary penalties, damages, restitution, mandatory changes to our advertising and marketing practices, consent orders, and financial and reputational harm.

We currently market, and intend to market in the future, certain of our products and product features as medical devices subject to regulation by the FDA and comparable regulatory authorities outside of the United States. As a result, these products, features, and our operations in connection with these products and features, are and will be subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could adversely harm our business.

Certain of our products and features offered in the United States and abroad are regulated as medical devices. For example, the Fertile Window feature of Oura App is regulated in certain jurisdictions as a medical device, as are certain other features offered by our collaborators that we make available on our Oura platform, such as Natural Cycles and Dexcom, or which our partners hold relevant marketing authorizations. As we continue to develop and expand the features and capabilities of the Oura Ring and Oura App, we expect that additional features and functionalities that we may introduce will be subject to regulation by the FDA and comparable regulatory authorities as medical devices.

The FDA and foreign regulatory authorities regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical studies; product safety; establishment registration and device listing; marketing, sales and distribution; pre-market clearance and approval; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market approval studies; and product import and export. These numerous ongoing compliance requirements are costly and time consuming.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA and comparable regulatory authorities enforce these regulatory requirements through, among other means, periodic unannounced and announced inspections. We do not know whether we will be found compliant in connection with any future FDA or other regulatory inspections. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances or approvals; withdrawals or suspensions of any then-current clearances or approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.

Among these requirements, before we can market or sell a new medical device (including a new software function regulated as a medical device) or make a significant modification to an existing medical device in the United States, we must obtain marketing authorization from the FDA, unless an exemption from pre-market review applies. The type of marketing authorization necessary is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes-Class I, II, or III-based on the degree of risk associated with a device and the level of regulatory control deemed necessary to ensure its safety and effectiveness. Class I devices that pose the least risk are subject only to General Controls applicable to all devices, such as requirements for device labeling, premarket notification, and adherence to current good manufacturing practices for devices as set forth in the Quality Management System Regulation. Class II devices that pose a moderate risk are subject to General Controls and may also be subject to Special Controls, such as performance standards, product-specific guidance documents, special labeling requirements, patient registries, or post-market surveillance. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through General and Special Controls, including devices that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential unreasonable risk of illness or injury.

Most Class I devices and some Class II devices are exempted by regulation from premarket review requirements and can be marketed without prior authorization from the FDA. Class I and II devices that are not exempted are eligible for marketing through the 510(k) clearance pathway. By contrast, devices placed in Class III generally require premarket approval (“PMA”) or the grant of a de novo classification request classifying the device into Class I or II prior to commercial marketing. The PMA approval process is more stringent, time-consuming and expensive than the 510(k) clearance process; however, the 510(k) clearance process has also become increasingly stringent and expensive.

To obtain 510(k) clearance, we must submit a premarket notification to the FDA demonstrating the proposed device is substantially equivalent to a legal predicate device. A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and it has either the same technological characteristics, or it has different technological characteristics, but the information provided in the 510(k) submission demonstrates that the device does not raise new questions of safety or effectiveness. The 510(k) clearance process usually takes between six to twelve months, but may take longer. Although many 510(k) premarket notifications are cleared without clinical data, in some cases, the FDA may require clinical data to support substantial equivalence. In reviewing a premarket notification, the FDA may request additional information, including clinical data, which may significantly prolong the review process and clearance is never assured. Clinical trials are subject to numerous requirements and institutional review board approval, oversight, and monitoring. Even if a trial is conducted, the results of clinical testing may not adequately demonstrate the safety and effectiveness of the device or be sufficient to obtain FDA clearance or approval for marketing.

If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the de novo classification process.

After a device receives 510(k) clearance, any subsequent modification of the device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require another form of marketing authorization, such as following submission of a de novo classification request or a PMA. A manufacturer makes its own determination regarding the significance of modifications, but the FDA may review any such decision and may disagree with the manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA may require the manufacturer to cease marketing and distribution and/or recall the modified device until 510(k) clearance, grant of a de novo classification, or PMA approval is obtained. In the future, we may make modifications to our products after they have received FDA clearance and, in appropriate circumstances, determine that new clearance is unnecessary. However, the FDA may disagree with our determination, and, if the FDA requires us to seek 510(k) clearance or submit new PMA applications for any modifications to a previously cleared product, we may be required to cease marketing or distributing or recall the modified device until we obtain the required clearance or approval. We may also market or acquire products that are marketed without a 510(k) clearance, appropriate labeling, or that otherwise are marketed in violation of FDA requirements. Under these circumstances, we may also be subject to warning letters, significant regulatory fines, or other penalties, and we may no longer be able to market particular products for which a 510(k) clearance is required.

We currently hold no marketing authorizations for our device functionality. We market our Fertile Window medical device function in the United States under an FDA enforcement discretion policy pursuant to which the FDA has indicated it will not require marketing authorization for such products intended for use to enable conception.

In Europe, the Fertile Window feature of Oura App is currently registered as a self-certified Class I medical device software under the EU MDR. However, certain other features that we are developing may constitute medical devices under the EU MDR and, depending on the applicable risk classification, could be classified as Class IIa or higher, which would require the involvement of a notified body in the conformity assessment process for CE certification, which is a costly and time-consuming undertaking, particularly given the limited availability of notified body capacity under the EU MDR. If we are required to obtain marketing authorization or certification for future functionalities we are developing, as we expect to do, or if regulatory authorities determine that such authorizations and certifications are required for our current products and functions, then we may be required to stop selling any then-marketed products or functionalities and could be subject to enforcement action. We may not be able to obtain these certifications on a timely basis, or at all, where required. In addition, the FDA and comparable regulatory authorities may change their policies, adopt additional regulations or amend existing regulations, or take other actions, which may prevent or delay marketing authorization or certification or impact our ability to modify our current products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new marketing authorizations or certifications or increase the costs of compliance.

Moreover, to obtain marketing authorization or certification, we may be required to provide clinical data in support of medical device features, which will subject us to regulations as the sponsor of medical device clinical studies. Clinical testing is difficult to design and implement, can take many years, can be expensive, and carries uncertain outcomes. The results of preclinical and clinical studies of our products conducted to date and ongoing or future studies of our current, planned, or future products may not be predictive of the results of later clinical studies, and interim results of a clinical study do not necessarily predict final results. Regulatory authorities can disagree with proposed clinical study protocols and endpoints, interpretation of data and results from our clinical studies, and favorable results do not ensure that we will achieve similar results in future clinical studies. Preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical studies have nonetheless failed to replicate results in later clinical studies. Failure can occur at any stage of clinical testing. Our clinical studies may produce negative or inconclusive results, and we may decide, or regulatory authorities may require us, to conduct additional clinical and non-clinical testing in addition to those we have planned. Even if we do conduct such additional clinical and non-clinical testing, there is no guarantee that such testing will be successful or result in receipt of any required marketing authorization. We may experience delays in our ongoing clinical studies for a number of reasons, which could adversely affect the costs, timing, or successful completion of our clinical studies. Any delay in, or failure to receive or maintain, marketing authorization for any product or feature that is or becomes regulated as a medical device could prevent us from generating revenue from such product or feature and could require us to remove or modify existing features that our members value, which could adversely affect member engagement, retention, and our competitive position.

In addition, medical device manufacturers are generally required to, among other things, (i) establish a quality system to help ensure that their products consistently meet applicable requirements and specifications, referred to as the Quality Management System Regulation, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing, and shipping of medical devices, (ii) comply with medical device establishment registration and listing requirements, (iii) comply with FDA’s regulations on product labeling and promotion, including prohibitions on promotion for unapproved or off-label uses, (iv) establish and maintain procedures for receiving, reviewing, and evaluating complaints, (v) establish and maintain a corrective and preventative action procedure, (vi) report certain device-related adverse events and product problems to the FDA, and (vii) report to the FDA the removal or correction of a distributed product. If we experience any product problems requiring reporting to the FDA or comparable foreign regulators, or if we otherwise fail to adhere to these or other similar requirements inside or outside the United States, we could be subject to enforcement action by applicable regulatory authorities. For example, the FDA and other governmental and regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses of medical devices, and a company that is found to have improperly promoted such off-label uses may be subject to significant liability.

Sales of medical devices outside the United States are subject to foreign government regulations, which vary substantially from country to country. In order to market any medical devices in other countries, we would need to comply with applicable regulatory requirements and authorizations and approvals and safety and quality regulations in each country in which the product is marketed. The time required to obtain authorization, approval, or certification by a foreign country may be longer or shorter than that required for FDA marketing authorizations, and the requirements may differ significantly.

In addition, the regulatory landscape for wearable health technology products is evolving. Legislators and regulators in the United States and in foreign jurisdictions may adopt new laws, regulations, or guidance applicable to health-related wearable devices, digital health products, or products that use AI or machine learning to generate health-related insights. Any such developments could subject Oura Ring, Oura App, or features of our health intelligence platform to new or additional regulatory requirements, which could increase our compliance costs and restrict our ability to develop, market, and sell our products and services as currently contemplated. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

For example, the regulatory landscape for medical devices and digital health products in the EU is evolving. On December 16, 2025, the European Commission published a proposal to revise the EU MDR, which includes amendments to classification rules that may result in changes to the risk classification applicable to certain medical device software and introduces additional compliance requirements. The proposal is subject to the ordinary legislative procedure and may be amended during the legislative process. In addition, AI features used in or as part of medical devices may be classified as “high-risk” AI systems under the EU AI Act, which could subject such features to prescriptive conformity assessment, risk management, data governance, transparency, human oversight, and post-market monitoring obligations, potentially requiring product, process, and documentation changes that could further increase our compliance costs. The aforementioned EU rules are generally applicable in the EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

If our competitors receive FDA marketing authorization or CE certification for their products, they may gain a competitive advantage and our business could be adversely affected.

Our competitors have released products that were not cleared or approved by the FDA or certified in the EU, but in the future, one or more of our competitors may receive FDA marketing authorization or certification for their competing product(s). Following the receipt of such a marketing authorization or certification, our competitors would be permitted to market their product(s) for authorized medical or diagnostic purposes for which we are not permitted to market Oura Ring or Oura App absent the receipt of FDA marketing authorization or certification. If our competitors receive such FDA clearance or approval, or certification, they may gain a competitive advantage and our business could be adversely affected.

We actively conduct and sponsor clinical studies, which involve a lengthy and expensive process with an uncertain outcome and results, and failure or delay can occur at any time.

We are currently conducting a clinical trial to evaluate whether wearing an Oura Ring and following the exercise guidance provided by an AI-based Advisor in Oura App works to reduce arterial stiffness, and recruiting for a proposed study to evaluate the performance of our investigational Blood Pressure Profile algorithm in identifying signs of hypertension, which if fully developed, and cleared or approved by the FDA, and marketed would be regulated as a medical device. Clinical studies involve the administration of an investigational product to human subjects under the supervision of qualified investigators and are subject to good clinical practice (“GCP”) requirements. These include the requirement that all subjects provide informed consent before participating in a study. Clinical studies must be conducted under protocols that describe the study objectives, design, methodology, statistical considerations, and other requirements. Institutional review board (“IRB”) approval must be obtained for each site before enrollment begins, and the FDA or comparable regulatory authorities may also require approval for medical device studies, depending on the nature of the study. The FDA may also require or request clinical studies following marketing authorization.

We cannot be certain that our nonclinical studies and clinical trial results will be sufficient to support regulatory authorization of any new features and capabilities of Oura Ring and Oura App. Clinical testing is expensive and can take many years to complete and its outcome is inherently uncertain. Human clinical studies are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Failure or delay can occur at any time during the clinical trial process, and clinical studies can be delayed or terminated for a variety of reasons, including delays or failures related to: the availability of financial resources to commence and complete the planned studies; the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies; delays in obtaining regulatory approval to commence a clinical trial; the FDA’s or the applicable foreign regulatory agency’s disagreement with our trial protocol or the interpretation of data from nonclinical studies, preclinical studies or clinical studies; our inability to demonstrate that the clinical and other benefits of any of our investigational features and capabilities outweigh any safety or other perceived risks; the FDA’s or the applicable foreign regulatory agency’s requirement for additional nonclinical studies, preclinical studies or clinical studies; the results of clinical studies may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for any required marketing authorization of any features and capabilities; obtaining IRB or ethics committee approval at each clinical trial site; recruiting an adequate number of suitable subjects to participate in a clinical trial; having subjects complete a clinical trial or return for post-trial follow-up; clinical trial sites deviating from clinical trial protocol or dropping out of a clinical trial; addressing subject safety concerns that arise during the course of a clinical trial; adding a sufficient number of clinical trial sites; obtaining sufficient product supply for use in preclinical studies or clinical studies from our contract manufacturers and third-party suppliers; the FDA’s or the applicable foreign regulatory agency’s findings of deficiencies or failure to approve the manufacturing processes or facilities of third-party manufacturers upon which we rely; or the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for marketing authorization.

We may also experience numerous adverse events or unforeseen events during, or as a result of, preclinical studies and clinical studies that could delay or prevent our ability to receive marketing authorization for or commercialize our investigational features and capabilities, including:

•	we may receive feedback from regulatory authorities that requires us to modify the design of our clinical studies;

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we may obtain a result from preclinical studies that requires us to modify the design of our clinical studies, abandon our research efforts for investigational features and capabilities, or result in delays;

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clinical studies of our proposed features and capabilities may produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional clinical studies or abandon our research efforts for our other proposed features and capabilities;

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the number of participants required for clinical studies of our investigational features and capabilities may be larger than we anticipate, enrollment in these clinical studies may be slower than we anticipate or participants may drop out of our clinical studies at a higher rate than we anticipate;

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our third-party contractors may fail to comply with regulatory requirements, fail to maintain adequate quality controls or be unable to provide us with sufficient product supply to conduct and complete preclinical studies or clinical studies of our proposed features and capabilities in a timely manner, or at all;

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we or our investigators might have to suspend or terminate clinical studies of our proposed features and capabilities for various reasons, including non-compliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

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the cost of clinical studies may be greater than we anticipate; the quality of our proposed features and capabilities or other materials necessary to conduct preclinical studies or clinical studies of our proposed features and capabilities may be insufficient or inadequate; and

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regulators may revise the requirements for approving our proposed features and capabilities, or such requirements may not be as we anticipate; and future collaborators may conduct clinical studies in ways they view as advantageous to them but that are suboptimal for us.

In addition, if we are required to conduct additional clinical studies or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical studies of our proposed features and capabilities or other testing, if the results of these studies or tests are not positive or are only moderately positive or if there are safety concerns, our business and results of operations may be adversely affected and we may incur significant additional costs.

Our relationships with customers and third-party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

The healthcare industry in and outside the United States is heavily regulated and closely scrutinized by federal, state, local and foreign authorities. Although our products and offerings are not currently covered by any commercial third-party payor or government healthcare program, our business activities may nonetheless be subject to regulation and enforcement by the U.S. Department of Justice, the Department of Health and Human Services and other federal, state and foreign governmental authorities. Federal, state and foreign laws and regulations that may affect our ability to conduct business include, without limitation:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arranging for or recommending the purchase, lease or order of, any item or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal civil false claims laws, including, without limitation, the federal False Claims Act, which can be enforced through “qui tam,” or whistleblower actions, by private citizens, on behalf of the federal government, and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of government funds, or knowingly making or using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the Civil Monetary Penalties Law, which prohibits, among other things, an individual or entity from offering remuneration to a federal healthcare program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive healthcare items or services from a particular provider any item or service for which payment may be made by the federal healthcare program;

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the criminal healthcare fraud provisions of HIPAA and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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the federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologicals, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the Centers for Medicare & Medicaid Services under the Open Payments Program, information related to payments or other transfers of value made to teaching hospitals, physicians (as defined by statute), and certain non-physician practitioners, including physician assistants and nurse practitioners, as well as ownership and investment interests held by such physicians and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate platform activities and activities that potentially harm consumers; and

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state and foreign law equivalents of each of the above federal laws, such as anti-kickback, self-referral, and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers and self-pay patients.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities, including certain advisory agreements we have entered into with physicians who are paid, in part, in the form of stock or stock options, as well as certain co-marketing, revenue sharing, and referral arrangements, could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by regulatory authorities or the courts, and their provisions are sometimes complex and open to a variety of interpretations. Failure to comply with these laws and other laws can result in significant penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, and exclusion from participation in federal, state, and foreign healthcare programs and imprisonment. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business.

In addition, any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business, and result in adverse publicity, or otherwise result in an adverse impact on our business, financial condition, results of operations, cash flows, and/or reputation.

We are, and in the future may be, subject to legal proceedings, regulatory disputes, and governmental inquiries arising from our business operations, including patent litigation (as both plaintiff and defendant), consumer product liability claims, data privacy regulatory proceedings, and other claims. Any such proceedings could require us to incur significant legal expenses, divert management’s attention, result in injunctive relief, damage awards, or settlements, and adversely affect our business, financial condition, and results of operations.

From time to time, we are, and may in the future be subject to claims, lawsuits, government investigations, and other proceedings involving products liability, competition and antitrust, intellectual property, privacy, consumer protection, securities, tax, labor and employment, commercial disputes, and other matters that could adversely affect our business operations and financial condition. As we have grown, we have seen a rise in the number and significance of these disputes and inquiries. Litigation and regulatory proceedings, and particularly the intellectual property infringement matters that we are currently facing or could face, may be protracted and expensive, and the results are difficult to predict. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify the Oura Ring, the Oura App, or our Oura Membership offering, make content unavailable, or require us to stop offering certain features, all of which could negatively affect our membership and revenue growth.

The results of litigation, investigations, claims, and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, financial condition, and results of operations.

We could be subject to changes in tax laws or regulations and adverse tax rulings, which could adversely affect our financial condition, and results of operations.

Recent or future changes to U.S., Finnish, and other foreign tax laws could impact the tax treatment of our earnings. For example, the U.S. government may enact significant changes to the taxation of business entities including, among others, the imposition of minimum taxes or surtaxes on certain types of income. We generally conduct our international operations through wholly owned subsidiaries, branches, or representative offices and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. The intercompany relationships between our legal entities are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Although we believe we are compliant with applicable transfer pricing and other tax laws in the United States, Finland, and other relevant countries, changes in such laws and rules may require the modification of our international structure in the future, which will incur costs, may increase our worldwide effective tax rate, and may adversely affect our financial position and results of operations. In addition, significant judgment is required in evaluating our tax positions and determining our provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the relevant tax, accounting, and other laws, regulations, principles, and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views with respect to, among other things, the manner in which the arm’s-length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property.

If U.S., Finnish, or other jurisdictions’ tax laws further change, if our current or future structures and arrangements are challenged by a taxing authority, or if we are unable to appropriately adapt the manner in which we operate our business, we may have to undertake further costly modifications to our international structure and our tax liabilities and results of operations may be adversely affected. The Organization for Economic Cooperation and Development is continuing to work on fundamental changes in the allocation of profits among tax jurisdictions in which companies do business (Pillar One), as well as the implementation of a global minimum tax (Pillar Two). Global minimum tax legislation has been proposed and/or enacted in various jurisdictions. These two pillars combined represent a significant change in the international tax regime, and there is risk of an adverse impact to our effective tax rate, but the amount of such impact remains uncertain at this time.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

Our ability to use our net operating loss carryforwards (“NOLs”) and certain other tax attributes, including research and development credit carryforwards, to offset future taxable income may be subject to certain limitations, which could subject our business to higher tax liability. In fiscal 2025, we had U.S. federal NOLs and Finnish NOLs of approximately $99.4 million and $15.6 million, respectively. Realization of these NOLs depends on future income, and there is a risk that our existing NOLs could expire unused or otherwise be unavailable to offset future income tax liabilities, which could adversely affect our results of operations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Our redomiciliation, this offering, and any future changes in our stock ownership, many of which may be outside of our control, could constitute, or contribute to, an ownership change under Section 382 of the Code. Our NOLs may also be impaired under state laws.

There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs.

Failure to comply with anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”) and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate a global business and may have direct or indirect interactions with public employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the U.K. Bribery Act, and other anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws prohibit companies, their employees, and third-party representatives from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments or anything of value to foreign public officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In addition, U.S. public companies are required to maintain books and records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. Governmental enforcement authorities could seek to impose substantial civil and/or criminal fines and penalties for violations of these laws by any director, officer, employee, or third-party representative, which could have an adverse effect on our business, financial condition, results of operations, and reputation.

We have implemented an anti-corruption compliance program and policies, procedures, and training designed to foster compliance with these laws; however, our employees, contractors, agents, and companies to which we outsource certain of our business operations may take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, results of operations, and prospects.

Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, substantial criminal or civil sanctions and suspension or debarment from U.S. government contracts, any of which could have an adverse effect on our reputation, business, financial condition, and results of operations. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Risks Related to This Offering and Ownership of Our Common Stock

Sales, directly or indirectly, of a substantial amount of our common stock in the public markets by our existing stockholders may cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing stockholders have substantial unrecognized gains on the value of the equity they hold, and may take, or attempt to take, steps to sell, directly or indirectly, their shares or to otherwise secure, or limit the risk to, the value of their unrecognized gains on those shares. Upon the completion of this offering, we will have outstanding an aggregate of       shares of common stock, based on the number of shares of common stock outstanding as of June 30, 2026, after giving effect to the Preferred Stock Conversion, the SAFE Conversion, and the RSU Net Settlement.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144 and any applicable market standoff or lock-up agreements.

In connection with this offering, subject to certain customary exceptions, we, all of our directors and executive officers, and substantially all of the holders of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering, have entered into market standoff agreements with us or lock-up agreements with the underwriters that prohibit them from selling, contracting to sell, granting any option for the sale of, transferring, or otherwise disposing of any shares of common stock, stock options, or any security or instrument

related to common stock or stock options for a period of       days from the date of this prospectus, subject to certain customary exceptions and early release provisions.

We have a large number of stockholders and such stockholders have acquired their interests over an extended period of time and pursuant to a number of different agreements containing a variety of terms governing restrictions on the sale, short sale, transfer, hedging, pledging, or other disposition of their interests in our equity. Holders of our outstanding shares of common stock and securities convertible into or exercisable or exchangeable for shares of our common stock are subject to restrictions on their ability to sell or transfer their equity either prior to the pricing of this offering or from the pricing of this offering through the date that is     days after the date of this prospectus. We and the underwriters may release certain stockholders from the market standoff agreements or lock-up agreements prior to the end of the lock-up period. Record holders of our securities are typically the parties to the lock-up agreements with the underwriters and to the market standoff agreements with us referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that holders of beneficial interests who are not record holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that could negatively impact our stock price. In addition, an equity holder who is neither subject to a market standoff agreement with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, or otherwise dispose of or attempt to sell, short sell, transfer, hedge, pledge, or otherwise dispose of, their equity interests at any time after the closing of this offering. Any such transaction described above involving shares of our common stock, or any perception by the market that such transaction may occur, could cause our stock price to decline.

When the applicable lock-up and market standoff periods described above expire, we and our stockholders subject to a lock-up agreement or market standoff agreement will be able to sell our shares in the public market. Sales of a substantial number of such shares upon expiration of the lock-up and market standoff agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition, as of June 30, 2026, we had stock options and RSUs outstanding under our Existing Plans that, if fully exercised or settled, would result in the issuance of approximately       shares of common stock, after giving effect to the RSU Net Settlement. All of the shares of common stock issuable upon the exercise of stock options and restricted stock units, and the shares reserved for future issuance under our Existing Plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to existing lock-up or market standoff agreements and applicable vesting requirements.

Immediately following this offering, the holders of       shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements for the public resale of such shares or to include such shares in registration statements that we may file for ourselves or other stockholders. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the trading price of our common stock to decline or be volatile.

We may also issue shares of our common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment, or otherwise. Any further issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline. See “Shares Eligible for Future Sale.”

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations between us and the underwriters and may vary from the market price of our common stock following this offering. The market prices of the securities of newly public companies such as us have historically been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets and the performance of consumer wearables, connected health, and other technology companies in particular;

•	variations in our results of operations, cash flows, and other financial metrics and non-financial metrics, and how those results compare to analyst expectations;

•	changes in the financial projections we may provide to the public or our failure to meet these projections;

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failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	recruitment or departure of key personnel;

•	the economy as a whole, market conditions in our industry and trends in consumer discretionary spending;

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negative publicity related to problems in our manufacturing or the real or perceived quality, safety, or accuracy of Oura Ring, Oura App, or our Oura Membership offering, including the perceived accuracy of any health- or wellness-related insights generated by our health intelligence platform, as well as the failure to timely launch new products, features, or services that gain market acceptance;

•	the maturation, contraction, or evolution of the market for consumer wearables and connected health devices generally, or for smart rings in particular;

•	rumors and market speculation involving us or other companies in our industry;

•	announcements by us or our competitors of new products, services, features and content, significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	actual or threatened cybersecurity incidents or other privacy or data security events affecting us, our partners, or our industry;

•	lawsuits threatened or filed against us, litigation involving our industry, or both;

•	developments or disputes concerning our or other parties’ products, services, or intellectual property rights;

•	other events or factors, including those resulting from war, incidents of terrorism, geopolitical conflict, public health emergencies, or responses to these events;

•	the expiration of contractual lock-up or market standoff agreements; and

•	sales of shares of our common stock by us or our stockholders.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution in the net tangible book value of your shares.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of     shares of our common stock, which will occur immediately prior to the completion of this offering. Therefore, if you purchase shares of our common stock in this offering, based on the midpoint of the price range set forth on the cover page of this prospectus, and the issuance by us of       shares of common stock in this offering, you will experience immediate dilution of $      per share, the difference between the price per share you pay for our common stock and its pro forma net tangible book value per share as of June 30, 2026. Furthermore, if outstanding stock options or restricted stock units are exercised or settled, if we issue awards to our employees under our Existing Plans, or if we otherwise issue additional shares of our common stock, you could experience further dilution. See “Dilution.”

We will have broad discretion in the use of the net proceeds we receive in this offering.

We will have broad discretion in the application of the net proceeds we receive in this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their current intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, and results of operations could be harmed, and the market price for our common stock could decline.

We anticipate incurring substantial tax obligations on the initial settlement of certain RSUs in connection with this offering. The manner in which we fund these tax liabilities may have an adverse effect on our financial condition, and may further dilute our stockholders.

In light of the large number of RSUs that will initially settle in connection with this offering, we anticipate that we will expend substantial funds, primarily using net proceeds from this offering, to satisfy tax withholding and remittance obligations. The majority of the RSUs granted prior to the date of this prospectus vest upon the satisfaction of service-based and performance-based conditions. The service-based condition for RSUs is generally satisfied over a period of four years. Additionally, all RSUs are subject to an additional performance-condition that will be satisfied as of the effective date of the registration statement of which this prospectus forms a part. As a result, such RSUs that have previously satisfied the service-based condition, as applicable, will vest in connection with the effectiveness of the registration statement of which this prospectus forms a part. In connection with the settlement of these RSUs, we plan to withhold certain shares underlying RSUs and remit income taxes on behalf of the holders of such RSUs at applicable statutory tax withholding rates based on the initial public offering price per share in this offering. See “Use of Proceeds.” For RSUs that will vest after the effectiveness of the registration statement of which this prospectus forms a part and prior to the expiration of the lock-up periods, we will have discretion to net settle shares underlying these RSUs and also to delay settlement of these RSUs following vesting until the expiration of the lock-up periods.

Based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, an estimated       shares underlying RSUs vesting in connection with this offering, and an assumed      % tax withholding rate for certain of our employees and service providers from whom we will withhold taxes, we would use approximately $      to satisfy our tax withholding and remittance obligations related to the RSU Net Settlement. Accordingly, we would expect to deliver an aggregate of       shares of our common stock to RSU holders after withholding an aggregate of      shares of our common stock. The amount of these tax liabilities and withholdings could be higher or lower, depending on, among other things, the actual price of shares of our common stock sold in this offering, the actual tax withholding rates, and the actual number of RSUs for which the service-based condition has been satisfied on the settlement or vesting date (after accounting for forfeitures prior to the settlement or vesting date). As a result, depending on these factors, we may need to use existing cash, cash equivalents, and short-term investments to fund a portion of these tax withholding and remittance obligations, which could have an adverse effect on our financial condition.

Our Amended Bylaws that will be in effect on the completion of this offering will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Amended Bylaws will provide that, subject to certain exceptions, unless we consent in writing in advance of the selection of an alternative forum, (A) the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former directors, officers, other employees, agents, or our stockholders to us or our stockholders, (iii) action asserting a claim against us pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our Amended Charter, or our Amended Bylaws or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. If a court were to find the choice of forum provisions in our Amended Bylaws to be inapplicable or unenforceable in an action, we may incur further significant costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, and results of operations.

Provisions in our Amended Charter, our Amended Bylaws, and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current board of directors, and limit the trading price of our common stock.

Provisions in our Amended Charter and Amended Bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our Amended Charter and our

Amended Bylaws, which will become effective immediately prior to the completion of this offering, will include provisions that:

•	provide that our board of directors will be classified into three classes of directors with staggered three-year terms;

•	permit our board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	prohibit stockholder action by written consent;

•	provide that only our board of directors will be authorized to call a special meeting of stockholders; and

•	contain advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Moreover, Section 203 of the DGCL may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See “Description of Capital Stock” for additional information.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

We do not currently intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not currently expect to declare or pay any dividends in the foreseeable future. Moreover, the terms of our Credit Agreement restrict our ability to pay dividends, and any additional debt we may incur in the future may include similar restrictions. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment, and such price appreciation may never occur. As a result, investors seeking cash dividends should not purchase our common stock. See “Dividend Policy.”

General Risk Factors

Our quarterly results of operations may fluctuate significantly as a result of a variety of factors, many of which are outside of our control. If our performance in any period does not meet our public guidance or the expectations of investors and securities analysts, the trading price of our common stock may decline.

Our quarterly results of operations may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in these risk factors as well as the following:

•	fluctuations in product mix;

•	the seasonality of consumer purchasing patterns;

•	our ability to effectively launch and manage new products, features, and services;

•	fluctuations in the levels, quality, and mix of inventory;

•	fluctuations in capacity as we expand our operations;

•	our success in acquiring new members, retaining existing members, and growing subscriptions to our Oura Membership offering;

•	the timing and performance of our retail and other commercial partnerships;

•	the amount and timing of our operating expenses, including investments in research and development and sales and marketing;

•	the impact of competitive developments and our response to those developments;

•	changes in tariffs, foreign currency exchange rates, and other supply chain or trade-related conditions;

•	our ability to manage our existing business and future growth; and

•	economic and market conditions, particularly those affecting consumer discretionary spending and our industry.

Fluctuations in our quarterly results of operations may cause those results to fall below the guidance that we have provided to the public or the expectations of our investors and securities analysts, which could cause the trading price of our common stock to decline. Fluctuations in our results could also cause a number of other problems. For example, analysts or investors might change their models for valuing our common stock, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish, and other unanticipated issues may arise.

In addition, we believe that our quarterly results of operations may vary in the future and that period-to-period comparisons of our results of operations may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

Our results of operations could be adversely affected by natural disasters, public health crises, political crises, war, terrorism, or other catastrophic events.

Given our reliance on manufacturing in foreign countries, our significant operations in Finland, and our growing global member base, we are exposed to a range of geographic and geopolitical risks. Any such disruption could adversely affect our ability to manufacture and deliver our products and could harm our business, financial condition, and results of operations. Additionally, our headquarters are located in Northern California, an area which has a history of earthquakes, and are thus vulnerable to damage. Natural disasters, such as earthquakes, wildfires, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; unforeseen public health crises, such as epidemics and pandemics; political crises, such as terrorist attacks, war and other political instability; or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations in our headquarters, any of our offices, or the operations of one or more of our third-party logistics providers. In particular, these types of events could impact our supply chain, including the ability of third parties to manufacture and ship our products. In addition, these types of events could negatively impact customer spending in the impacted regions. To the extent any of these events occur, our business, financial condition, and results of operations could be adversely affected.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We will be subject to reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), the Sarbanes-Oxley Act of 2002 (“the Sarbanes-Oxley Act”), the rules and regulations of the SEC, Nasdaq listing standards, and other applicable securities rules and regulations. Compliance with these rules and regulations will likely strain our financial and management systems, internal controls, and employees.

The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. Moreover, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control, over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. Effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud.

In addition, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act when we cease to be an emerging growth company. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of SOX Section 404. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations, and financial condition. We may need to hire more employees in the future, or engage outside consultants, in order to assist us in complying with these requirements, which will increase our operating expenses.

We also expect that being a public company and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors and qualified executive officers.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities, stockholders’ equity/deficit, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue related reserves, valuation of inventory, the recoverability and useful lives of long-lived assets, product warranty reserves, income taxes, valuation of the deferred tax asset valuation allowance, valuation of stock-based awards, and contingencies. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our common stock.

Our reported financial results may be negatively impacted by changes in GAAP.

GAAP is subject to interpretation by the Financial Accounting Standards Board (or the “FASB”), the Securities and Exchange Commission (the “SEC”) and various bodies formed to promulgate and interpret appropriate accounting principles. The FASB has in the past issued new or revised accounting standards that superseded existing guidance and significantly impacted the reporting of financial results. Any future change in GAAP principles or interpretations could also have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our reported results of operations.

Our insurance may not provide adequate coverage against claims, which could adversely affect our business, financial condition, and results of operations.

Oura Ring and our membership offering may expose us to product liability claims, product safety claims, personal injury claims, and other claims, litigation, regulatory actions, and investigations relating to our products and services. We maintain insurance that we believe is customary for businesses of our size and type. However, there are types of losses we may incur that cannot or may not be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. In addition, some of our agreements with our suppliers, contract manufacturers, and other third parties may not indemnify us for liabilities arising out of the components, materials, services, or other items they provide, or such counterparties may not have sufficient resources or insurance to satisfy their indemnity and defense obligations. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

If we fail to establish and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements could be impaired, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the rules and regulations of the SEC, and Nasdaq listing standards. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We will be required to make a formal assessment and provide an annual management report on the effectiveness of our internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq. We are not currently required to comply with the SEC rules that implement SOX Section 404 and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our common stock.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years or the earlier of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more, (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years, or (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities, and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class or series of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to support compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant finance, legal, accounting, and other expenses, including director and officer liability insurance, that we did not incur as a private company, and which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Act, stock exchange listing requirements, and other applicable securities rules and regulations impose various requirements on public companies in the United States. Our management and other personnel are expected to devote a substantial amount of time to support compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate, including third-party market research and internal estimates. The estimates and forecasts included in this prospectus relating to size and expected growth of our target markets, as well as our assumptions incorporated in such estimates and forecasts, may prove to be inaccurate. While we believe the information on which we base our market opportunity estimates and forecasts is generally reliable, such information is inherently imprecise. Furthermore, even if the markets in which we compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties, including those described herein. If our market opportunity estimates or growth forecasts prove to be inaccurate, our future growth opportunities may be limited and there could be an adverse effect on our prospects, business, financial condition, and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding this offering and our expected growth, future capital expenditures, and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to statements about:

•	our ability to continue to experience and effectively manage our rapid growth;

•	our ability to attract new members and retain existing members;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to achieve or maintain profitability;

•	our ability to develop new, innovative, and updated products and bring them to market in a timely manner;

•	the effects of seasonal trends on our results of operations;

•	our ability to promote, maintain, and protect our brand;

•	our ability to anticipate appropriate pricing levels and pressure on costs and pricing of our products;

•	our international expansion plans and ability to continue to expand internationally;

•	our expectation to continue incorporating AI and machine learning into our products, services, and international operations;

•	our ability to comply with restrictive covenants in our Revolving Credit Facility;

•	our ability to attract and retain key personnel and highly-qualified personnel;

•	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

•	our ability to protect our customer and member information in compliance with privacy and data protection laws;

•	our ability to protect or enforce our intellectual property rights;

•	our future financial performance; and

•	the other factors set forth under “Risk Factors.”

The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the factors set forth under “Risk Factors.” Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

In addition, statements that “we believe” and other similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of       shares of common stock in this offering will be approximately $      million, based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering, including any proceeds from the sale of our common stock that such selling stockholders may sell pursuant to the underwriters’ option to purchase additional shares of our common stock.

Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming the number of shares of common stock offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) our net proceeds from this offering by approximately $      million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and enable access to the public equity markets for us and our stockholders. As of the date of this prospectus, we have no specific plan for any significant portion of the net proceeds from this offering. However, we intend to use the net proceeds from this offering for general corporate purposes, including technology development, working capital, operating expenses, and capital expenditures.

We intend to use approximately $      million of the net proceeds to satisfy our anticipated tax withholding and remittance obligations related to the RSU Net Settlement, based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and an assumed tax withholding rate of      %. We may also use a portion of our net proceeds to acquire or invest in products, technologies, or businesses that are complementary to our business, although we do not have agreements or commitments for any material acquisitions or investments at this time.

We will have broad discretion over the uses of the net proceeds from this offering. The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending the uses described above, we plan to invest the net proceeds in a variety of capital preservation investments, including short-term interest-bearing investment-grade securities, certificates of deposit, or government securities. Investors will be relying on the judgment of our management regarding the application of the net proceeds from this offering.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is currently restricted by the terms of our Revolving Credit Facility and may also be further restricted by the terms of any future credit agreement or any future debt or preferred equity securities issued by us or our subsidiaries. As we are a holding company that transacts a majority of our business through operating subsidiaries, our ability to pay dividends to stockholders is also largely dependent on receipt of dividends and other distributions from our subsidiaries. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We do not currently intend to pay dividends for the foreseeable future.” For additional information regarding our Revolving Credit Facility, see “Description of Certain Indebtedness.”

CAPITALIZATION

The following table sets forth the cash and cash equivalents and our capitalization as of June 30, 2026 on:

•	an actual basis;

•

a pro forma basis to give effect to (i) the Preferred Stock Conversion, (ii) the SAFE Conversion, (iii) the RSU Net Settlement, and (iv) the filing and effectiveness of our Amended Charter and adoption of our Amended Bylaws, in each case as if such event had occurred on June 30, 2026; and

•

a pro forma as adjusted basis to give further effect to (i) our issuance and sale of      shares of common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the net proceeds from this offering as described in the section titled “Use of Proceeds.”

The pro forma and pro forma as adjusted information below is illustrative only. Our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of June 30, 2026
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$371,764	$	$

Debt(2)	380,135
Redeemable convertible preferred stock, par value $0.00001 per share; 205,093,489 shares authorized, 136,767,173 shares issued and outstanding, actual; and no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted	1,499,751
Stockholders’ (deficit) equity:
Common stock, $0.00001 par value; 275,100,000 shares authorized, 9,692,960 shares issued and outstanding, actual; 4,500,000,000 shares authorized, shares issued and outstanding, pro forma; 4,500,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	—
Preferred stock, par value $0.00001 per share; no shares authorized, issued, or outstanding, actual; 100,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Additional paid-in capital	—
Accumulated other comprehensive income	8,378
Accumulated deficit	(1,626,112)

Total stockholders’ (deficit) equity	(1,617,734)

Total capitalization	$262,152	$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $    million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us at the assumed initial public offering price of $    per share would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $    million, assuming the shares of our common stock offered by this prospectus are sold at the assumed initial public offering price of $    per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)

Represents long-term indebtedness, net of debt discounts. Total debt as of June 30, 2026 includes approximately $375.0 million of borrowings outstanding under our Revolving Credit Facility. For a discussion of our long-term debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus, which include all recorded liabilities.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of June 30, 2026 was approximately $     million, or $     per share. Our pro forma net tangible book value as of June 30, 2026 was $     million, or $     per share, based on the total number of shares of our common stock outstanding as of June 30, 2026, after giving effect to (i) the Preferred Stock Conversion, (ii) the SAFE Conversion, and (iii) the RSU Net Settlement, in each case as if such event had occurred on June 30, 2026.

After giving further effect to receipt of the net proceeds of our sale of      shares of common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2026 would have been approximately $     million, or $     per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $     per share to our existing stockholders and an immediate dilution of $     per share to investors purchasing common stock in this offering.

The following table illustrates this per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2026	$
Increase per share attributable to the pro forma adjustments described above

Pro forma net tangible book value (deficit) per share as of June 30, 2026
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors purchasing shares in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value, by $     per share and the dilution per share to new investors by $     per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock we are offering would increase (decrease) our pro forma as adjusted net tangible book value by approximately $     million, or $     per share, and the pro forma dilution per share to investors in this offering by $     per share, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2026, on the pro forma basis described above, the number of shares of our common stock, the total consideration, and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by new investors participating in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration
	Number	Percent		Amount		Percent		Average price per share
Existing stockholders(1)			%	$			%	$
New investors								$

Total		100%			$	100%

(1)	Excludes the shares of common stock to be sold by the selling stockholders to new investors in this offering.

The presentation in this table regarding ownership by existing stockholders does not give effect to any purchases that existing stockholders may make through our directed share program or otherwise in this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $     million and increase (decrease) the percent of total consideration paid by new investors by     %, assuming the number of shares of common stock we are offering, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 in the number of shares of common stock offered by us would increase (decrease) total consideration paid by new investors by $     million, assuming that the assumed initial price to the public remains the same, and after deducting estimated underwriting discounts and commissions.

In addition, if the underwriters exercise their option to purchase up to      additional shares of common stock from the selling stockholders in full, the number of shares held by new investors will increase to approximately      shares of our common stock, or approximately     % of the total number of shares of our common stock outstanding after this offering.

The number of shares of our common stock to be outstanding after this offering is based on      shares of our common stock as of June 30, 2026, after giving effect to (i) the Preferred Stock Conversion, (ii) the SAFE Conversion, and (iii) the RSU Net Settlement. Such number excludes:

•	shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2026 under our Existing Plans, with a weighted-average exercise price of $ per share;

•

    shares of common stock issuable upon the vesting and settlement of restricted stock units that were outstanding as of June 30, 2026 under our Existing Plans and subject to vesting conditions that will not be satisfied in connection with this offering;

•	shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2026 outside of our Existing Plans, with a weighted-average exercise price of $ per share;

•

    shares of common stock issuable upon the vesting and settlement of RSUs that were outstanding as of June 30, 2026 outside of our Existing Plans and subject to vesting conditions that will not be satisfied in connection with this offering;

•	shares of common stock issuable upon the vesting and settlement of RSUs that were granted subsequent to June 30, 2026 under our Existing Plans;

•

     shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective in connection with this offering, as well as shares of our common stock that may be issued pursuant to provisions of our 2026 Plan that automatically increase the share reserve under our 2026 Plan; and

•

     shares of our common stock reserved for future issuance under our ESPP, which will become effective in connection with this offering, as well as shares of our common stock that may be issued pursuant to provisions in our ESPP that automatically increase the share reserve under our ESPP.

To the extent any options are granted and exercised in the future, there may be additional economic dilution to new investors.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity, as common stock, or other securities that are convertible into our common stock, such as convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or in other parts of this prospectus. See also “Cautionary Note Regarding Forward-Looking Statements.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future. All references to fiscal 2025 and fiscal 2024 refer to our fiscal years ended September 30, 2025 and 2024, respectively.

Overview

Oura is an always-on health intelligence platform designed to transform how people understand and manage their health in everyday life. Oura was built to give the body a voice—translating physiological signals across sleep, activity, readiness, stress, heart health, metabolic health, and women’s health into more than 50 metrics and predictive insights. In the third quarter of fiscal 2026, Paid Members wore Oura Ring for a median of approximately 23 hours per day, enabling continuous data capture that can help our members understand their bodies, recognize patterns early, and act with greater intention and precision. Health is personal, and members come to Oura at different stages of their journey—whether building habits to support sustainable weight loss, tracking response to treatment, optimizing training and recovery, or monitoring heart health for longevity. Many arrive with a specific need but expand their use over time as their priorities evolve. Oura is not a point solution for one season of life—it is a long-term health companion that links each health chapter into a unified, longitudinal experience, carrying forward what it has learned and building deeper trust over time.

Our platform is anchored by Oura Ring, the world’s smallest smart ring. Our patented hardware is purpose-built to leverage the finger’s unique physiology and advanced sensors to deliver continuous, high-fidelity biometric data. Oura Ring lives at the intersection of wearability and capability, and is engineered for comfort and everyday wear, integrating naturally into daily life. Backed by more than a decade of research and clinical validation, Oura follows a science-first approach to product development, with Oura Ring achieving industry-leading accuracy of approximately 99% for heart rate, 98% for heart rate variability, 96% for ovulation tracking, and 96% for sleep accuracy. Since our founding in 2013, we have amassed a proprietary dataset comprising nearly 42 billion hours of longitudinal biometric data as of June 30, 2026, spanning heart rate, heart rate variability, respiration rate, body temperature, sleep stages, menstrual cycles, and activity.

We operate at the intersection of three structural shifts: the move from reactive care to proactive, continuous health management; increasing consumer ownership of health decisions and spend; and advances in AI and wearable technology that enable personalized, predictive insights in real time. We believe we are in the early innings of addressing a large and expanding market opportunity that begins with wearables and extends into preventative healthcare. Oura represented approximately 2% of annual global wearable shipments in the 12 months ended June 30, 2026. We believe our health intelligence platform positions us to address a broader preventative health opportunity representing over $90 billion of serviceable addressable spend, as healthcare investment shifts toward proactive, personalized care. Longer-term, we believe our platform can support meaningfully larger populations as we continue to expand access, build clinical evidence, and deepen integrations with health plans, employers, and care providers.

Our revenue growth significantly accelerated as we launched new generations of rings and features, expanded our distribution with our omnichannel strategy, and increased the accessibility of our offering. These developments have increased our scale, growth and profitability:

•

Total revenue grew from $697.6 million to $1,214.5 million for the nine months ended June 30, 2025 and 2026, respectively, representing 74% year-over-year growth. Total revenue grew from $406.8 million to $907.9 million from fiscal 2024 to fiscal 2025, representing 123% year-over-year growth;

•

Hardware revenue grew from $588.7 million (84% of total revenue) to $974.0 million (80% of total revenue) for the nine months ended June 30, 2025 and 2026, respectively, representing 65% year-over-year growth. Hardware revenue grew from $331.2 million (81% of total revenue) to $749.4 million (83% of total revenue) from fiscal 2024 to fiscal 2025, representing 126% year-over-year growth;

•

Membership revenue grew from $108.8 million (16% of total revenue) to $240.5 million (20% of total revenue) for the nine months ended June 30, 2025 and 2026, respectively, representing 121% year-over-year growth. Membership revenue grew from $75.5 million (19% of total revenue) to $158.5 million (17% of total revenue) from fiscal 2024 to fiscal 2025, representing 110% year-over-year growth;

•	Gross margins were 51% and 55% for the nine months ended June 30, 2025 and 2026, respectively. Gross margins were 65% and 52% in fiscal 2024 and fiscal 2025, respectively;

•

Net income was $1.6 million and $60.8 million for the nine months ended June 30, 2025 and 2026, respectively. Net income was $3.6 million and $0.01 million in fiscal 2024 and fiscal 2025, respectively;

•

Adjusted EBITDA grew from $83.5 million to $106.7 million for the nine months ended June 30, 2025 to 2026, respectively, representing 12% and 9% Adjusted EBITDA margins, respectively. Adjusted EBITDA grew from $37.0 million to $74.9 million from fiscal 2024 to fiscal 2025, representing 9% and 8% Adjusted EBITDA margins, respectively.

Our Business Model

We operate an integrated hardware-plus-software subscription business model designed to efficiently acquire members, deepen engagement, and expand member lifetime value. Our hardware, Oura Ring, anchors our platform and drives adoption of our membership, which delivers personalized health insights and recommendations through the Oura App. The initial ring purchase establishes the member relationship, and approximately 94% of activations convert to a paid membership. As a result, growth in Paid Members has largely scaled with Rings Sold, reinforcing the efficiency of our model. We are driving strong member retention; our Weighted-Average 12-Month Paid Member Retention was approximately 85% as of June 30, 2026. Together, our hardware and subscription offering create an integrated business model that combines attractive upfront unit economics with high margin recurring revenue and allows us to invest in product innovation that strengthens our competitive advantage.

•

Hardware Revenue: Hardware revenue, which represented approximately 80% of our revenue for the nine months ended June 30, 2026, is generated through sales of our hardware, primarily Oura Ring and related accessories. For the nine months ended June 30, 2026, our rings generated an average revenue per unit (“RPU”) of $311. We recover customer acquisition costs at the time of ring sale, contributing to attractive upfront unit economics. Oura Rings are offered across multiple generations, models, and pricing tiers, with RPU varying by generation and finish. To date, we have released five generations of rings and multiple variations across colors and finishes. Rings are sold through our direct-to-consumer channel and wholesale channel, which includes retail and enterprise partners. Our channel mix allows us to balance unit-level economics, market reach, and brand visibility across geographies.

•

Membership Revenue: Membership revenue, which represented approximately 20% of our revenue for the nine months ended June 30, 2026, is derived from our paid membership offering which provides access to additional features and functionality through Oura App. Members may elect monthly or annual billing plans priced at $5.99 per month or $69.99 per year in the United States. For the nine months ended June 30, 2026, approximately 63% of new members began their membership with an annual plan, a trend which we have seen increase over time as we have released incremental features and functionality. Membership revenue is characterized by attractive economics, with membership gross margins equaling 89% for the nine months ended June 30, 2026, reflecting the scalability of our platform and recurring revenue model. We believe our subscription-based membership model, supported by strong member retention, enhances the lifetime value of each member and increases the predictability of our revenue across a growing base of members.

Revenue Breakdown

$ millions

Hardware
Membership
$407
19%
81%
$908
17%
83%
$1,215
20%
80%
FY2024
FY2025
FY2026 YTD
(As of Q3)

Note: FY2026 YTD metric (as of Q3) represents the nine months ended June 30, 2026.

Core Principles of Our Financial Model

Grow Oura Rings Sold

Our business depends on our ability to grow Rings Sold to both new and existing members. We drive growth in Rings Sold through product innovation and increased brand awareness, with channel diversification and geographic expansion amplifying reach, and expanded purchasing access supporting conversion at the point of sale. We grew Rings Sold from 1.8 million to 3.1 million for the nine months ended June 30, 2025 and 2026, respectively, representing 75% year-over-year growth. We grew Rings Sold from 1.0 million in fiscal 2024 to 2.3 million in fiscal 2025, representing 131% year-over-year growth. Based on IDC’s estimate of approximately 212 million wearable devices sold globally in the last year, as of June 30, 2026, we represent approximately 2% of the global market, highlighting a substantial opportunity to both increase our share and expand the market as adoption of health-focused wearables grows.

Our product innovation strategy expands the addressable market of our platform and strengthens our value proposition, supporting both hardware adoption and an expanding repeat purchase cycle. We invest in next-generation sensing technology to improve accuracy and expand use cases; custom components developed in partnership with suppliers; design enhancements that improve durability, comfort, and wearability and that support near-continuous usage across a broad range of lifestyle and health needs. As successive generations introduce new capabilities, Oura Ring becomes increasingly compelling for first-time buyers and existing members considering a repeat purchase. We are in the early stages of a multi-generation repeat purchase cycle that we expect to become a driver of Rings Sold over time. Repeat purchases accounted for 11% of Rings Sold for the nine months ended June 30, 2026, compared to 9% in fiscal 2025 and 5% in fiscal 2024. As our member cohorts progress through their ownership lifecycle, members are increasingly upgrading and purchasing additional rings, with our fiscal 2023 cohort having purchased over 30% more rings since initial activation through June 30, 2026. We define a repeat purchase as a new ring activation by an existing member who has previously activated a prior Oura Ring on the same Oura account. We do not currently operate a formal trade-in or repeat purchaser discount program. The timing of new product introductions can also contribute to quarterly revenue variability; see “—Seasonality and Revenue Variability.”

We price Oura Ring to reflect the value delivered across different models, generations, and finishes, supporting attractive unit economics while maintaining accessibility for a broad range of consumers globally. Oura Ring 5, which launched on June 4, 2026, was offered at starting manufacturer’s suggested retail prices (“MSRPs”) ranging from $399 to $499, compared to starting MSRPs that ranged from $349 to $499 and $299 to $549 for the prior-generation Oura Ring 4 and Oura Ring 3, respectively. Our average RPU, which was $311 for the nine months ended June 30, 2026 compared to $326 in fiscal 2025 and $332 in fiscal 2024, reflects a mix of channels, product generations, partnership structures, and promotions, including certain discounts and sales incentives that reduce a portion of the revenue we recognize for those sales. As we introduce future generations of Oura Ring, changes in MSRPs, product mix, and channel mix may cause RPU to fluctuate from period to period. We support growth in Rings Sold by expanding access and affordability through strategic partnerships, without changing list pricing. For example, in the United States, HSA and FSA eligibility allows consumers to purchase Oura Ring and membership using pre-tax dollars.

As our business has scaled, our go-to-market strategy has evolved from an initial focus on DTC distribution to an intentional omnichannel model that integrates DTC and select retail partners. We initially emphasized DTC distribution in the United States and select European markets to drive scale and build direct customer relationships. We subsequently expanded into retail distribution to increase brand visibility, support customer acquisition—particularly for first-time buyers—and extend geographic reach. Retail has played a critical role in supporting product discovery, in-store sizing convenience, and availability during periods of peak demand. We intend to continue distributing Oura Rings through an omnichannel strategy that includes our DTC channel and wholesale partners such as Amazon, Best Buy, Costco, Harrods, and Target. For the nine months ended June 30, 2026, approximately 49% of hardware revenue was generated through our retail channel. International expansion represents a natural next extension of this omnichannel model. We remain early in our international expansion efforts, with less than 20% of hardware revenue generated outside the United States for the nine months ended June 30, 2026. We evaluate new markets based on demonstrated demand signals and the availability of strong retail partners that can accelerate brand recognition and consumer reach. Once our brand is established in a given market, we expect our DTC channel to scale. While channel mix may vary by period, both channels play complementary roles in supporting growth. Regardless of the initial purchase channel for Oura Ring, Oura retains the direct relationship with members and the full economics of membership sales, as all members must activate their membership directly with Oura to access the full functionality of the product.

Grow and Retain Paid Members

A key driver of our financial performance is our ability to grow and retain Paid Members over time by delivering durable, compounding value through our health intelligence platform. Our subscription-based membership offering is not an “add-on” service but rather tightly integrated into our product offering and central to unlocking the full value of our hardware through personalized, longitudinal health insights. We demonstrate this value early in the member journey through an initial 30-day trial period, which allows consumers to experience the full breadth of our platform and has been an effective driver of conversion. Historically, over 94% of ring activations convert to Paid Members. As a result of this high conversion rate, growth in Paid Members has largely scaled with Rings Sold, reinforcing the efficiency of our integrated hardware-plus-software subscription model. We began monetizing our paid membership subscription in 2022. Paid Members have scaled from 1.5 million as of December 31, 2024 to 5.0 million as of June 30, 2026. Paid Member growth has exceeded 100% year-over-year for seven consecutive quarters through June 30, 2026.

Member engagement and retention are key drivers of our recurring revenue and long-term financial performance. Our platform delivers actionable, personalized health insights that increase in relevance with continued use, resulting in high engagement and frequent usage. Nearly all Paid Members are monthly active users, and our DAU-to-MAU engagement of approximately 65% during the first three quarters of fiscal 2026 reflects Oura’s role as a high-value daily utility for its members. Our differentiated value proposition and high engagement translate into strong retention. As of June 30, 2026, our Weighted-Average 12-Month Paid Member Retention was approximately 85%. As we continue to increase the value of our membership offering, our Weighted-Average 12-Month Paid Member Retention has increased across successive cohorts, rising from approximately 81% in fiscal 2023 to approximately 85% in fiscal 2024 to 87% during the nine months ended June 30, 2025. Each successive cohort has increased in size, reflecting higher paid member adoption, with the aggregate size of the monthly cohorts during the nine months ended June 30, 2025 more than 2.5 times that of the monthly cohorts in fiscal 2023. These dynamics reflect the strengthening value proposition of our platform and support attractive member lifetime value and enhance the durability and predictability of our subscription revenue base.

12-Month Paid Member Retention by Annual Cohort

Members at Cohort Start vs. FY23
1x
>2x
>2.5x
81%
85%
87%
FY23 Cohort
FY24 Cohort
9M FY25 Cohort

Drive Efficient Growth in Rings Sold and Member Acquisition

Our financial performance depends on our ability to efficiently acquire new members. We benefit from a meaningful level of organic member acquisition, with approximately 40% of new members acquired organically during the nine months ended June 30, 2026. Organic demand is driven by strong product performance, continued innovation, and trust in our brand, resulting in members actively sharing their experiences with others, including our refer-a-friend program and gifting rings for spouses and other family members across generations. We have observed a strong network effect in which satisfied members contribute to new member growth, cementing customer satisfaction as a core tenet of our customer acquisition strategy. Hardware gross profit offsets our customer acquisition costs, providing immediate payback, while subsequent conversion to paid membership contributes high incremental margin and increased member lifetime value over time as members retain at attractive rates.

Drive Membership Revenue

Since introducing our membership offering in 2021, we have maintained consistent pricing while continuing to invest in product enhancements and launching new features and integrations every quarter, increasing the value delivered to members over time. As member value continues to expand, we expect to have opportunities to evolve pricing and packaging over the long term in a manner aligned with delivered value, while preserving high retention and satisfaction.

Optimize Costs to Drive Profitability

Our profitability depends on our ability to drive cost efficiency across both cost of revenue and operating expenses as the business scales.

Cost of revenue includes bill of material costs, logistics and overhead, warranty expense, hosting, and membership support costs. Through disciplined design, sourcing, and manufacturing processes, including negotiated volume discounts, dual sourcing for more competitive pricing and lower-cost manufacturing locations, we have achieved manufacturing cost efficiencies and expect further optimization as scale increases. We are also investing in AI to manage our membership support costs, which has streamlined our ability to deliver best-in-class customer service, despite increased operational complexity with the introduction of new product lines and repeat purchase motions. In the first nine months ended June 30, 2026 and 2025, overall gross margins were impacted by elevated warranty reserves related to battery performance issues affecting certain cohorts of Oura Ring 4 devices. We deployed AI-enabled diagnostics and support tools to streamline this warranty resolution and member servicing, improving efficiency while maintaining high levels of retention and customer satisfaction. While warranty costs may continue to introduce near-term variability in gross margins, we view these impacts as attributable to backward-looking design, manufacturing and supplier dynamics. We continue to invest in testing, quality assurance, and supply-chain optimization to mitigate future warranty expense across current and future product generations.

We have also demonstrated operating leverage as the business has scaled, although operating expenses as a percentage of revenue may vary from period to period as we continue to invest in strategic growth initiatives. Operating expenses declined from 62% of revenue in fiscal 2024 to 47% in fiscal 2025 and were 49% of revenue for the nine months ended June 30, 2026. Our operating leverage has been driven by scale efficiencies, automation, and process improvements across marketing operations, research and development and overhead functions. As revenue grows, we expect to continue benefiting from these efficiencies while selectively reinvesting in opportunities that strengthen our platform, expand our market opportunity, and drive durable long-term growth.

Seasonality and Revenue Variability

Our business is subject to seasonality and quarterly revenue variability, which we expect to persist as we continue to scale.

•

Recurring Seasonal Patterns: Our revenue is generally weighted toward periods of heightened consumer purchasing activity, particularly the holiday season, which falls within our first fiscal quarter. Holiday-driven demand reflects a combination of consumer gifting, health and wellness resolution-setting at the start of the calendar year, and the use of flexible spending and health savings account balances at the end of the calendar year. Retail channel partners typically build inventory ahead of the holiday season, further concentrating revenue in our first fiscal quarter.

•	Additional Sources of Quarterly Variability: Quarterly results may also be influenced by factors that can shift or amplify these seasonal patterns, including new product introductions and large partnership or distribution events. The timing of new ring generation launches can shift revenue concentration across fiscal quarters. Revenue from ring sales is generally recognized upon shipment; however, when new ring generations are shipped to retail partners in advance of public availability, revenue recognition is deferred until the product becomes generally available. For example, Oura Ring 4 was released on October 15, 2024, in our first fiscal quarter of fiscal 2025, and revenue associated with units shipped to retailers prior to that date was recognized only upon release. However, this pattern may not persist in future periods and will depend on the timing and scale of future product launches. Furthermore, the onboarding of significant new distribution partners or the launch of strategic partnerships can generate incremental revenue that is concentrated in the period of initial activation, such as our launch with Amazon in March 2024. As our distribution footprint matures, the frequency and magnitude of such events may moderate, though future connected health or enterprise-scale partnerships could produce similar variability.

As our product portfolio, member base, and distribution channels continue to expand, we expect quarterly results to remain subject to both seasonal concentration and period-to-period variability driven by the factors described above. Investors should not rely on any single quarter’s results as indicative of expected performance in subsequent periods.

Key Operating Metrics and Non-GAAP Financial Measures

We regularly review a number of key operating metrics and non-GAAP financial measures to evaluate and manage our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. The measures set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Rings Sold and Paid Members are operating metrics that help inform management about the underlying growth of our business and the monetization of our products and membership offerings. Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures that we use to evaluate our operating performance. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

	Nine Months Ended June 30,		Years Ended September 30,
	2026	2025	2025	2024
	(dollars in thousands)
Operating Metrics
Rings Sold	3.1 million	1.8 million	2.3 million	1.0 million
Paid Members	5.0 million	2.5 million	2.9 million	1.3 million
Non-GAAP Financial Measures
Net income (GAAP)	$60,768	$1,573	$12	$3,649
Net income margin (GAAP)	5%	0%	0%	1%
Adjusted EBITDA	$106,650	$83,505	$74,866	$36,972
Adjusted EBITDA margin	9%	12%	8%	9%

Operating Metrics

Rings Sold

We define Rings Sold as the number of Oura Rings shipped and recognized as hardware revenue in a given period. Rings Sold is presented net of returns, warranty replacements, and certain web sales exchanges, and excludes units for which revenue recognition has been deferred.

Paid Members

We define Paid Members as the number of members as of the end of the applicable period who have activated our paid membership service and for whom a valid payment method has been provided, excluding members in an initial free trial period. Paid Members include members in a grace period of up to 28 days following a failed payment and members receiving limited periods of free membership as a concession. Voluntary cancellations generally take effect at the end of the prepaid membership period, while involuntary cancellations generally take effect at the end of the applicable grace period.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use Adjusted EBITDA and Adjusted EBITDA margin to evaluate our operating performance, develop financial plans and forecasts, and make strategic decisions. We believe these non-GAAP financial measures provide useful supplemental information to investors and others by helping facilitate period-to-period comparisons of our operating performance and by providing greater transparency regarding key measures used by management to evaluate our business.

These non-GAAP financial measures are presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information prepared and presented in accordance with GAAP. In addition, these measures may differ from other similarly titled non-GAAP financial measures used by other companies and therefore may not be comparable to similarly titled measures of other companies. Investors are encouraged to review the related GAAP financial measures and the reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures, as well as our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

We exclude certain items from our non-GAAP financial measures that we do not believe are indicative of our core operating performance because they either do not arise in the ordinary course of our business or are not reflective of our underlying operating performance. We believe these adjustments enhance the comparability of our results from period-to-period and provide investors with useful additional insight into trends in our operating performance.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as net income adjusted to exclude (i) provision for income taxes, (ii) interest expense, (iii) depreciation and amortization, (iv) share-based compensation, and (v) other non-cash or non-routine items that are not reflective of our ongoing operational results, which currently primarily includes other income (expense), net and loss on extinguishment of debt. We define Adjusted EBITDA margin as Adjusted EBITDA divided by revenue.

The following table presents a reconciliation of net income and net income margin, the most directly comparable financial measures stated in accordance with GAAP, to Adjusted EBITDA and Adjusted EBITDA margin, respectively, for each of the periods presented:

	Nine Months Ended June 30,		Year Ended September 30,
	2026	2025	2025	2024
	(in thousands, except percentages)
Net income	$60,768	$1,573	$12	$3,649
Provision for income taxes	9,315	34,894	23,561	2,615
Interest expense	2,222	10,602	13,384	15,613
Depreciation and amortization	25,455	17,310	23,285	17,405
Share-based compensation	10,007	5,930	6,249	6,127
Loss on extinguishment of debt	479	8,725	8,725	—
Other (income) expense, net	(1,596)	4,471	(350)	(8,437)

Adjusted EBITDA	$106,650	$83,505	$74,866	$36,972

Revenue	$1,214,506	$697,569	$907,856	$406,751
Net income margin	5%	0%	0%	1%
Adjusted EBITDA margin	9%	12%	8%	9%

Components of Results of Operations

Revenue

We generate revenue from two primary sources: sales of our hardware products (primarily Oura Ring) and from paid membership subscriptions that provide access to additional features and functionality through our companion application.

Hardware

Hardware revenue consists of sales of our hardware products, primarily Oura Ring and related accessories. Hardware revenue is generally recognized at time of delivery, and is recorded net of returns, discounts, sales incentives, and amounts collected from customers on behalf of taxing authorities.

Membership

Membership revenue consists of fees from paid membership subscriptions that provide access to additional features and functionality through our Oura App. We offer membership subscriptions on a monthly or annual basis. Membership revenue is recognized ratably over the subscription term as the related services are provided.

Cost of Revenue and Gross Profit

Cost of revenue consists primarily of product costs, cloud computing, hosting, and data infrastructure costs, personnel-related costs associated with customer support and supply chain logistics, including share-based compensation, depreciation and amortization, and certain allocated costs. Product costs include manufacturing and materials, shipping and fulfillment costs, warranty costs, inventory write-downs, and other return-related costs.

Gross profit represents total revenue less total cost of revenue.

Sales and Marketing

Sales and marketing expenses consist primarily of advertising, brand marketing, and other promotional costs for our products and membership services, personnel-related costs for sales and marketing employees, including sales commissions, third-party professional fees, payment processing fees, amortization of certain intangible assets, and other selling-related expenses.

Research and Development

Research and development expenses consist primarily of personnel-related costs, materials and prototype costs, third-party professional fees, and allocated overhead.

General and Administrative

General and administrative expenses consist primarily of costs related to our executive, finance, legal, human resources, information technology, and other administrative functions, including personnel-related costs, such as share-based compensation, third-party professional fees, software subscription costs, facilities-related costs, depreciation and amortization, and other general costs necessary to operate our corporate functions.

We expect general and administrative expenses to increase in absolute dollars as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and Nasdaq listing standards, as well as higher expenses for corporate insurance, director and officer insurance, investor relations, and professional services.

Interest Expense

Interest expense consists primarily of interest incurred on borrowings under our debt arrangements, amortization of debt issuance costs, and other financing-related costs.

Loss on Extinguishment of Debt

Loss on extinguishment of debt reflects the loss recognized in connection with the write off of deferred financing costs associated with the amendment of the Revolving Credit Facility in June 2026 and the full repayment of a debt arrangement during fiscal 2025.

Other Income (Expense), Net

Other income (expense), net consists primarily of foreign currency gains and losses, changes in the fair value of financial instruments, interest income, and other non-operating items.

Provision for Income Taxes

Provision for income taxes is based on our income, statutory tax rates, and tax planning opportunities available in the various jurisdictions in which we operate. We are subject to income taxes in Finland, the United States, and the United Kingdom. Following our redomiciliation from Finland to the United States on March 31, 2026, the United States became our primary domestic tax jurisdiction, while for fiscal 2025 and fiscal 2024, Finland was our primary domestic tax jurisdiction. Our effective tax rate may differ from the applicable U.S. and Finnish statutory rates due to the impact of income earned in jurisdictions with different tax rates, changes in valuation allowances, tax credits, uncertain tax positions, and other discrete items.

We assess the realizability of our deferred tax assets each reporting period and valuation allowances are established if, based upon the weight of available evidence, management determines it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

	Nine Months Ended June 30,		Year Ended September 30,
	2026	2025	2025	2024
	(in thousands)
Revenue:
Hardware	$973,980	$588,726	$749,393	$331,203
Membership	240,526	108,843	158,463	75,548

Total revenue	1,214,506	697,569	907,856	406,751

Cost of revenue	552,339	341,544	436,844	142,657

Gross profit	662,167	356,025	471,012	264,094
Operating expenses:
Sales and marketing	257,858	140,273	202,217	108,410
Research and development	206,800	101,078	141,957	90,596
General and administrative	126,321	54,409	81,506	51,648

Total operating expenses	590,979	295,760	425,680	250,654

Income from operations	71,188	60,265	45,332	13,440
Interest expense	(2,222)	(10,602)	(13,384)	(15,613)
Loss on extinguishment of debt	(479)	(8,725)	(8,725)	—
Other income (expense), net	1,596	(4,471)	350	8,437

Income before income taxes	70,083	36,467	23,573	6,264
Provision for income taxes	9,315	34,894	23,561	2,615

Net income	$60,768	$1,573	$12	$3,649

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Nine Months Ended June 30,		Year Ended September 30,
	2026	2025	2025	2024
Revenue:
Hardware	80%	84%	83%	81%
Membership	20%	16%	17%	19%

Total revenue	100%	100%	100%	100%

Cost of revenue	45%	49%	48%	35%

Gross profit	55%	51%	52%	65%
Operating expenses:
Sales and marketing	21%	20%	22%	27%
Research and development	17%	14%	16%	22%
General and administrative	10%	8%	9%	13%

Total operating expenses	48%	42%	47%	62%

Income from operations	7%	9%	5%	3%
Interest expense	0%	(2)%	(1)%	(4)%
Loss on extinguishment of debt	0%	(1)%	(1)%	0%
Other income (expense), net	0%	(1)%	0%	2%

Income before income taxes	6%	5%	3%	2%
Provision for income taxes	1%	5%	3%	1%

Net income	5%	0%	0%	1%

Note: Percentages may not foot due to rounding.

Comparison of the Nine Months Ended June 30, 2026 and 2025

Revenue

	Nine Months Ended June 30,
	2026	2025	Change	% Change
	(in thousands, except percentages)
Revenue:
Hardware	$973,980	$588,726	$385,254	65%
Membership	240,526	108,843	131,683	121%

Total revenue	$1,214,506	$697,569	$516,937	74%

Percentage of revenue:
Hardware	80%	84%
Membership	20	16

Total	100%	100%

Hardware

Hardware revenue for the nine months ended June 30, 2026 increased by $385.3 million, or 65%, compared to the prior corresponding period. This growth was primarily driven by a 75% increase in Rings Sold rising from 1.8 million in the nine months ended June 30, 2025 to 3.1 million in the nine months ended June 30, 2026. Growth was driven by product innovation, increased brand awareness and channel expansion. The nine months ended June 30, 2026 include approximately one month of Oura Ring 5 sales, which launched in June 2026.

Membership

Membership revenue for the nine months ended June 30, 2026 increased by $131.7 million, or 121%, compared to the nine months ended June 30, 2025. This growth was primarily driven by a 100% increase in Paid Members, which increased from 2.5 million to 5.0 million during the periods presented. Total Paid Members largely scales with Rings Sold, reinforcing the efficiency of our integrated model. Further, our improving Weighted-Average 12-Month Paid Member Retention also supports our growing membership revenue.

Cost of Revenue and Gross Profit

	Nine Months Ended June 30,
	2026	2025	Change	% Change
	(in thousands, except percentages)
Cost of revenue	$552,339	$341,544	$210,795	62%
Percentage of revenue	45%	49%
Gross profit	$662,167	$356,025	$306,142	86%
Gross margin	55%	51%

Cost of revenue for the nine months ended June 30, 2026 increased by $210.8 million, or 62%, compared to the nine months ended June 30, 2025. This increase was primarily driven by a 75% increase in Rings Sold, which resulted in higher direct manufacturing and product costs of $78.8 million, increased freight, tariffs, and hardware overhead of $64.1 million, and higher warranty costs of $28.6 million. Despite the growth in overall cost of revenue, gross margin expanded from 51% to 55% during the period, primarily due to lower warranty rates relative to earlier hardware cohorts and reductions in per-unit manufacturing costs.

Sales and Marketing

	Nine Months Ended June 30,
	2026	2025	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$257,858	$140,273	$117,585	84%
Percentage of revenue	21%	20%

Sales and marketing expenses for the nine months ended June 30, 2026 increased by $117.6 million, or 84%, compared to the nine months ended June 30, 2025. The increase was primarily driven by a $72.8 million increase in paid media and other advertising costs to drive increased awareness and support the Oura Ring 5 launch; a $16.3 million increase in payment processing fees and sales commissions, as well as a $9.5 million increase in member experience support costs, driven by increased sales volume; and a $9.0 million increase in personnel-related costs, reflecting increased headcount.

Research and Development

	Nine Months Ended June 30,
	2026	2025	Change	% Change
	(in thousands, except percentages)
Research and development	$206,800	$101,078	$105,722	105%
Percentage of revenue	17%	14%

Research and development expenses for the nine months ended June 30, 2026 increased by $105.7 million, or 105%, compared to the nine months ended June 30, 2025. This increase was primarily driven by a $52.1 million increase in personnel-related costs due to increased headcount, primarily related to investments in hardware and supply chain talent as we accelerate our product innovation cycle; a $23.7 million increase in third party professional fees supporting product development, research programs, and international product localization; and an increase of $12.2 million in materials spend related to new product development.

General and Administrative

	Nine Months Ended June 30,
	2026	2025	Change	% Change
	(in thousands, except percentages)
General and administrative	$126,321	$54,409	$71,912	132%
Percentage of revenue	10%	8%

General and administrative expenses for the nine months ended June 30, 2026 increased by $71.9 million, or 132%, compared to the nine months ended June 30, 2025. The increase was primarily attributable to a $48.3 million increase in third-party professional fees, predominantly related to intellectual property litigation, other advisory services, public company readiness initiatives, and an increase of $13.6 million in personnel-related expenses driven by increased headcount.

Interest Expense

	Nine Months Ended June 30,
	2026	2025	Change	% Change
	(in thousands, except percentages)
Interest expense	$(2,222)	$(10,602)	$8,380	(79)%

Interest expense for the nine months ended June 30, 2026 decreased by $8.4 million, or 79%, compared to the nine months ended June 30, 2025. The decrease was primarily attributable to the repayment of a debt arrangement in May 2025, partially offset by interest and fees incurred under the Revolving Credit Facility.

Loss on Extinguishment of Debt

	Nine Months Ended June 30,
	2026	2025	Change	% Change
	(in thousands, except percentages)
Loss on extinguishment of debt	$(479)	$(8,725)	$8,246	(95)%

Loss on extinguishment of debt for the nine months ended June 30, 2026 was $0.5 million. The loss was attributable to the write-off of unamortized deferred financing costs in connection with a June 2026 amendment to our Revolving Credit Facility. The loss during the nine months ended June 30, 2025 was attributable to the full repayment of a debt arrangement in May 2025.

Other Income (Expense), net

	Nine Months Ended June 30,
	2026	2025	Change	% Change
	(in thousands, except percentages)
Other income (expense), net	$1,596	$(4,471)	$6,067	136%

Other income (expense), net for the nine months ended June 30, 2026 improved by $6.1 million, or 136%, compared to the nine months ended June 30, 2025. The improvement was primarily attributable to $10.9 million of higher interest income on invested cash balances, a $6.3 million favorable change in foreign exchange gains and losses, and a $5.1 million unrealized gain from changes in fair value of our forward equity instrument prior to its physical settlement during the period. These increases were partially offset by a $16.8 million transfer tax accrual recorded in connection with our Reorganization.

Provision for Income Taxes

	Nine Months Ended June 30,
	2026	2025	Change	% Change
	(in thousands, except percentages)
Provision for income taxes	$9,315	$34,894	$(25,579)	(73)%
Effective tax rate	13.3%	95.7%

Provision for income taxes for the nine months ended June 30, 2026 decreased by $25.6 million, or 73%, compared to the nine months ended June 30, 2025. This decrease was primarily attributable to a valuation allowance established in the United States in fiscal 2025, recorded in a period of lower pre-tax book income, partially offset by the continued benefit of U.S. federal and state research and development tax credits.

Comparison of the Years Ended September 30, 2025 and 2024

Revenue

	Year Ended September 30,
	2025	2024	Change	% Change
	(in thousands, except percentages)
Revenue:
Hardware	$749,393	$331,203	$418,190	126%
Membership	158,463	75,548	82,915	110%

Total revenue	$907,856	$406,751	$501,105	123%

Percentage of revenue:
Hardware	83%	81%
Membership	17	19

Total	100%	100%

Hardware

Hardware revenue for fiscal 2025 increased by $418.2 million, or 126%, compared to the prior year. The overwhelming majority of this growth was driven by a 131% increase in Rings Sold rising from 1.0 million in fiscal 2024 to 2.3 million in fiscal 2025 following the October 2024 launch of Oura Ring 4, as well as wholesale channel expansion in the United States and continued geographic expansion. Changes in MSRP and product mix associated with the launch of Oura Ring 4 had a positive but comparatively limited impact on hardware revenue growth, as increases driven by such changes were partially offset by changes in channel mix and the sale of remaining Oura Ring 3 inventory at reduced prices in connection with its discontinuation.

Membership

Membership revenue for fiscal 2025 increased by $82.9 million, or 110%, compared to the prior year. The increase was primarily attributable to growth in Paid Members from 1.3 million to 2.9 million during the period. Consistent with our hardware-plus-software subscription model, growth in Paid Members scaled closely with increases in Rings Sold during the period and was underpinned by strong retention, contributing to a durable and predictable membership revenue base.

Cost of Revenue and Gross Profit

	Year Ended September 30,
	2025	2024	Change	% Change
	(in thousands, except percentages)
Cost of revenue	$436,844	$142,657	$294,187	206%
Percentage of revenue	48%	35%
Gross profit	$471,012	$264,094	$206,918	78%
Gross margin	52%	65%

Cost of revenue for fiscal 2025 increased by $294.2 million, or 206%, compared to the prior year. This increase was primarily driven by a $206.9 million, or 187%, increase in product costs, excluding warranty expense and excess and obsolete inventory charges, driven by the 131% increase in Rings Sold from 1.0 million in fiscal 2024 to 2.3 million in fiscal 2025 and changes in product cost mix associated with the launch of Oura Ring 4. Of the $206.9 million increase in product costs, approximately $14.8 million was attributable to higher per-unit product costs associated with the shift in product mix toward Oura Ring 4, which incorporates an expanded sensor array, fully titanium construction, and other hardware enhancements that result in a higher bill of materials relative to prior-generation rings. The remainder of the increase in product costs was primarily attributable to the 131% growth in Rings Sold.

Cost of revenue also increased due to an $84.4 million increase in warranty expense, driven by elevated warranty reserves related to battery performance issues affecting certain cohorts of Oura Ring 4 devices. In addition, membership-related cost of revenue increased by $9.2 million, primarily due to growth in our paid member base and higher data processing requirements.

These increases were partially offset by a $6.7 million decrease in excess and obsolete inventory charges, as fiscal 2024 included a reserve related to Oura Ring 3 inventory in advance of end-of-sale events that did not recur at a similar scale in fiscal 2025.

Gross margin declined from 65% in fiscal 2024 to 52% in fiscal 2025, primarily reflecting the factors described above. The higher per-unit product costs associated with the launch of Oura Ring 4 reflected initial production ramp costs, and per-unit manufacturing costs have declined since launch as manufacturing volumes have scaled. Accordingly, we do not expect continued growth in Oura Ring 4 sales to result in sustained margin pressure from product cost mix. We expect hardware gross margins to be influenced primarily by volume-driven manufacturing efficiencies, warranty expense trends, channel mix, and the continued growth of our higher-margin membership revenue.

Sales and Marketing

	Year Ended September 30,
	2025	2024	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$202,217	$108,410	$93,807	87%
Percentage of revenue	22%	27%

Sales and marketing expenses for fiscal 2025 increased by $93.8 million, or 87%, compared to the prior year. The increase was primarily driven by a $44.3 million increase in paid media and other advertising costs to support customer acquisition and brand awareness; a $10.7 million increase in personnel-related costs; an $8.5 million increase in payment processing fees driven by an increase in Rings Sold; and a $16.8 million increase associated with our continued expansion in our retail and distribution channels, including an increase in sales-based commissions.

Research and Development

	Year Ended September 30,
	2025	2024	Change	% Change
	(in thousands, except percentages)
Research and development	$141,957	$90,596	$51,361	57%
Percentage of revenue	16%	22%

Research and development expenses for fiscal 2025 increased by $51.4 million, or 57%, compared to the prior year. This increase was primarily driven by a $33.9 million increase in personnel-related costs; a $4.2 million increase in allocated overhead due to increased headcount; and an increase of $2.9 million in third-party professional fees associated with our research programs.

General and Administrative

	Year Ended September 30,
	2025	2024	Change	% Change
	(in thousands, except percentages)
General and administrative	$81,506	$51,648	$29,858	58%
Percentage of revenue	9%	13%

General and administrative expenses for fiscal 2025 increased by $29.9 million, or 58%, compared to the prior year. The increase was primarily attributable to an $11.3 million increase in personnel-related expenses driven by increased headcount to support business expansion; an increase of $17.6 million in third-party professional fees, including $9.7 million increase in legal fees related to intellectual property litigation.

Interest Expense

	Year Ended September 30,
	2025	2024	Change	% Change
	(in thousands, except percentages)
Interest expense	$(13,384)	$(15,613)	$2,229	(14)%

Interest expense for fiscal 2025 decreased by $2.2 million, or 14%, compared to the prior year. The decrease was primarily attributable to lower average outstanding debt balances following the repayment of a debt arrangement in May 2025, partially offset by interest and fees incurred under the Revolving Credit Facility.

Loss on Extinguishment of Debt

	Year Ended September 30,
	2025	2024	Change	% Change
	(in thousands, except percentages)
Loss on extinguishment of debt	$(8,725)	$—	$(8,725)	*

*	Not meaningful.

Loss on extinguishment of debt for fiscal 2025 was $8.7 million. The loss was attributable to the full repayment of a debt arrangement in May 2025.

Other Income (Expense), net

	Year Ended September 30,
	2025	2024	Change	% Change
	(in thousands, except percentages)
Other income (expense), net	$350	$8,437	$(8,087)	(96)%

Other income (expense), net for fiscal 2025 decreased by $8.1 million, or 96%, compared to the prior year. The decrease was primarily attributable to unfavorable foreign exchange movements, partially offset by a $4.3 million unrealized gain from changes in the fair value of our forward equity instrument.

Provision for Income Taxes

	Year Ended September 30,
	2025	2024	Change	% Change
	(in thousands, except percentages)
Provision for income taxes	$23,561	$2,615	$20,946	801%
Effective tax rate	99.9%	41.7%

Provision for income taxes for fiscal 2025 increased by $20.9 million, or 801%, compared to the prior year. This increase was primarily attributable to the valuation allowance for deferred tax assets, partially offset by the current year generation of U.S. federal and state research and development tax credits.

Quarterly Results of Operations and Key Metrics

Quarterly Results of Operations

The following tables set forth our unaudited consolidated statements of operations data for each of the quarters indicated. The information for each quarter has been prepared on a basis consistent with our audited annual consolidated financial statements included elsewhere in this prospectus and, in our opinion, include all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. The following unaudited consolidated quarterly financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
	(in thousands)
Revenue:
Hardware	$315,812	$272,308	$385,860	$160,667	$190,014	$196,120	$202,592
Membership	92,912	82,507	65,107	49,620	44,276	36,475	28,092

Total revenue	408,724	354,815	450,967	210,287	234,290	232,595	230,684

Cost of Revenue	165,037	151,716	235,586	95,300	114,438	109,216	117,890

Gross profit	243,687	203,099	215,381	114,987	119,852	123,379	112,794
Operating expenses:
Sales and marketing	103,208	72,940	81,710	61,944	50,299	38,045	51,929

	Three Months Ended
	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
	(in thousands)
Research and development	88,661	63,477	54,662	40,879	40,081	31,775	29,222
General and administrative	56,773	44,227	25,321	27,097	20,630	17,670	16,109

Total operating expenses	248,642	180,644	161,693	129,920	111,010	87,490	97,260

Income (loss) from operations	(4,955)	22,455	53,688	(14,933)	8,842	35,889	15,534
Interest expense	(1,395)	(500)	(327)	(2,782)	(2,732)	(3,859)	(4,011)
Loss on extinguishment of debt	(479)	—	—	—	(8,725)	—	—
Other income (expense), net	(481)	(10,013)	12,090	4,821	1,766	(1,616)	(4,621)

Income (loss) before income taxes	(7,310)	11,942	65,451	(12,894)	(849)	30,414	6,902
Provision for (benefit from) income taxes	2,656	2,135	4,524	(11,333)	(3,856)	17,847	20,903

Net income (loss)	$(9,966)	$9,807	$60,927	$(1,561)	$3,007	$12,567	$(14,001)

	Three Months Ended
	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Revenue:
Hardware	77%	77%	86%	76%	81%	84%	88%
Membership	23%	23%	14%	24%	19%	16%	12%

Total revenue	100%	100%	100%	100%	100%	100%	100%

Cost of revenue	40%	43%	52%	45%	49%	47%	51%

Gross profit	60%	57%	48%	55%	51%	53%	49%
Operating expenses:
Sales and marketing	25%	21%	18%	29%	21%	16%	23%
Research and development	22%	18%	12%	19%	17%	14%	13%
General and administrative	14%	12%	6%	13%	9%	8%	7%

Total operating expenses	61%	51%	36%	62%	47%	38%	42%

Income (loss) from operations	(1)%	6%	12%	(7)%	4%	15%	7%
Interest expense	0%	0%	0%	(1)%	(1)%	(2)%	(2)%
Loss on extinguishment of debt	0%	0%	0%	0%	(4)%	0%	0%
Other income (expense), net	0%	(3)%	3%	2%	1%	(1)%	(2)%

Income (loss) before income taxes	(2)%	3%	15%	(6)%	0%	13%	3%
Provision for income taxes	1%	1%	1%	(5)%	(2)%	8%	9%

Net income (loss)	(2)%	3%	14%	(1)%	1%	5%	(6)%

Note: Percentages may not foot due to rounding.

Quarterly Trends

Revenue

Total revenue increased in each of the quarters presented, with the exception of the three months ended September 30, 2025 and March 31, 2026. Hardware revenue fluctuated primarily due to the timing of product launches and holiday seasonality, with demand moderating following launch and holiday peaks observed within consumer retail, and increasing in periods benefiting from new product introductions, including the June 2026 launch of Oura Ring 5, the October 2025 launch of Oura Ring 4 Ceramic, and the October 2024 launch of Oura Ring 4. Membership revenue grew consistently, driven by growth in Rings Sold and our Paid Member base as well as strong retention of our Paid Members.

Cost of Revenue

Cost of revenue fluctuated consistent with total revenue for the periods presented, declining in the three months ended September 30, 2025 and March 31, 2026, and increasing significantly in the three months ended December 31, 2025, reflecting the timing of product launches and holiday seasonality.

Operating Expenses

Sales and marketing expense generally increased for the periods presented, other than declines in the three months ended March 31, 2025 and March 31, 2026, primarily due to increased advertising and marketing spend to support new product launches and retail expansion. The timing of product launches can affect quarterly results, including a significant increase in the three months ended June 30, 2026 following the launch of Oura Ring 5.

Research and development expense increased in each of the quarters presented, primarily due to increased headcount to support engineering and product development, research programs, and international product localization.

General and administrative expense generally increased for the periods presented, other than a decline in the three months ended December 31, 2025, primarily due to increased headcount and professional fees. General and administrative expense increased significantly in the three months ended March 31, 2026 and June 30, 2026, primarily due to litigation-related legal expenses and costs incurred in preparation for our anticipated initial public offering.

Quarterly Key Operating Metrics and Non-GAAP Financial Measures

Operating Metrics

Three Months Ended
	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Operating Metrics
Rings Sold	1.0 million	0.8 million	1.4 million	0.5 million	0.6 million	0.6 million	0.6 million
Paid Members	5.0 million	4.6 million	3.4 million	2.9 million	2.5 million	2.1 million	1.5 million

Note: Quarter-to-date key operating metrics may not sum to year-to-date key operating metrics due to rounding.

Rings Sold is influenced by the timing of new product and variant launches, including the launch of Oura Ring 5 in June 2026 during the third quarter of fiscal 2026, the launch of Oura Ring 4 Ceramic in October 2025 during the first quarter of fiscal 2026, and the launch of Oura Ring 4 in October 2024 during the first quarter of fiscal 2025, as well as by seasonal demand concentrated in the three months ended December 31 due to Black Friday/Cyber Monday promotional activity. We expect Rings Sold to continue to be influenced by the timing of future product launches and seasonal demand during the holiday period.

Paid Members, as a cumulative measure of active subscriptions, has grown more consistently than Rings Sold across the periods presented and has not declined in any period, reflecting strong retention of our existing member base. Growth in Paid Members is generally correlated with, but lags, growth in Rings Sold, as hardware purchases convert to membership sign-ups over time, and has also benefited from a growing mix of annual memberships, which have higher retention. We expect Paid Members to continue to grow as our installed base of ring owners expands, influenced by membership pricing, promotional activity, and retention.

Non-GAAP Financial Measures

Set forth below is a reconciliation of Adjusted EBITDA to net income (loss) for the periods presented:

	Three Months Ended
	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
	(in thousands, except percentages)
Net income (loss)	$(9,966)	$9,807	$60,927	$(1,561)	$3,007	$12,567	$(14,001)
Provision for (benefit from) income taxes	2,656	2,135	4,524	(11,333)	(3,856)	17,847	20,903
Interest expense	1,395	500	327	2,782	2,732	3,859	4,011
Depreciation and amortization	8,649	8,367	8,439	5,975	5,671	5,853	5,786
Share-based compensation	7,016	2,187	804	319	1,994	1,933	2,003
Loss on extinguishment of debt	479	—	—	—	8,725	—	—
Other (income) expense, net	481	10,013	(12,090)	(4,821)	(1,766)	1,616	4,621

Adjusted EBITDA	$10,710	$33,009	$62,931	$(8,639)	$16,507	$43,675	$23,323

Revenue	$408,724	$354,815	$450,967	$210,287	$234,290	$232,595	$230,684
Net income (loss) margin	(2)%	3%	14%	(1)%	1%	5%	(6)%
Adjusted EBITDA margin	3%	9%	14%	(4)%	7%	19%	10%

Liquidity and Capital Resources

Sources of Liquidity

Our primary sources of liquidity have historically consisted of cash generated from operating activities, proceeds from issuances of redeemable convertible preferred stock, and borrowings under our Revolving Credit Facility. Our primary uses of liquidity have included funding working capital, inventory purchases, capital expenditures, investments in marketing and research and development, debt service, acquisitions, and share repurchases.

A significant portion of our historical liquidity has been provided by private placements of our redeemable convertible preferred stock. During fiscal 2020, we raised approximately $29 million through the sale of approximately 37.2 million shares of our Series B redeemable convertible preferred stock at a weighted-average price per share of $0.77. Entities affiliated with Forerunner Ventures led our Series B round. During fiscal 2021, we sold an aggregate of approximately 58.9 million shares of our Series C redeemable convertible preferred stock at $4.33 per share (an increase of 464% versus the Series B price per share during the prior year), for gross proceeds of approximately $255 million.

Bedford Ridge Investment Company I LP led our Series C round because it offered the highest price per share among all potential investors and maintained the same terms as the Series B, except for the increased price per share. Between March 2022 and March 2024, we raised approximately $75 million through the sale of an additional 5.3 million shares of our Series C redeemable convertible preferred stock at a weighted-average price per share of $14.20. During fiscal 2025, we sold an aggregate of approximately 7.8 million shares of our Series D redeemable convertible preferred stock in November and December 2024 at a price per share of $25.69, for gross proceeds of approximately $200 million. In September 2025, we sold an aggregate of approximately 16.9 million shares of our Series E redeemable convertible preferred stock at a price per share of $53.57, for gross proceeds of approximately $908 million. We used these proceeds primarily for working capital, debt service, and repurchases of our capital stock. These financings significantly contributed to our cash, cash equivalents, and restricted cash of $860.5 million as of September 30, 2025. Subsequent to September 30, 2025, we raised an additional $62.7 million through the sale of approximately 1.2 million shares of our Series E redeemable convertible preferred stock between December 2025 and March 2026 at a price per share of $53.57. Each series of our redeemable convertible preferred stock includes customary protective provisions and registration rights but contains no stated redemption rights, financial covenants, debt-service obligations, or other commitments. All outstanding shares of our redeemable convertible preferred stock will convert into shares of our common stock upon the completion of this offering. See Note 12 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for a more detailed description of the rights, preferences, and privileges of our redeemable convertible preferred stock.

On May 15, 2025, we entered into a senior secured revolving credit facility providing aggregate revolving commitments of up to $250.0 million, including letters of credit of up to $10.0 million, and maturing on June 4, 2029 in connection with the June 2026 amendment described below (the “Revolving Credit Facility”). Borrowings under the Revolving Credit Facility may be made, repaid, and reborrowed from time to time at our discretion and bear interest at variable rates based on SOFR plus an applicable margin ranging from 1.8% to 2.3%. The facility is subject to a 0.3% commitment fee on the undrawn portion, is secured by substantially all of our personal property and certain material real property in the United States, and contains customary affirmative and negative covenants, including a maximum total net leverage ratio and a minimum interest coverage ratio. For additional information regarding our Revolving Credit Facility, see “Description of Certain Indebtedness.” During fiscal 2025, we borrowed an aggregate of $200.0 million under the Revolving Credit Facility, including borrowings used to repay the loan agreement entered into by the Company on February 27, 2022 in an aggregate principal amount of $130.0 million (the “2022 Term Loan”) in full on May 15, 2025, and repaid all outstanding revolving borrowings by September 30, 2025. On January 23, 2026, we amended the Revolving Credit Facility to increase total borrowing capacity from $250.0 million to $500.0 million, and on June 4, 2026, we amended the Revolving Credit Facility to (i) increase total borrowing capacity from $500.0 million to $525.0 million (with an additional $245.0 million of commitments that will become available to us upon the completion of this offering and the satisfaction of certain related conditions), and (ii) extend the maturity of the Revolving Credit Facility to June 4, 2029. During the nine months ended June 30, 2026, we drew $375.0 million under our Revolving Credit Facility. We used these borrowings primarily to fund repurchases of our common and redeemable convertible preferred stock and for other general corporate purposes. On August 13, 2026, we repaid $25.0 million of the Revolving Credit Facility, resulting in an outstanding balance of $350.0 million. We were in compliance with all financial covenants under our debt agreements, including the Revolving Credit Facility and, prior to its repayment in May 2025, the 2022 Term Loan, for all periods presented in this prospectus.

As of June 30, 2026, we had cash and cash equivalents of $371.8 million, no restricted cash, and total debt outstanding of $380.1 million, which includes $375.0 million of borrowings under our Revolving Credit Facility. See Note 8, Debt and Financing Arrangements, and Note 11, Commitments

and Contingencies, to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information regarding our debt arrangements and other commitments.

Capital Allocation

We manage the business to compound long-term value per share through profitable growth, disciplined capital allocation, prudent balance-sheet management, and careful attention to dilution. Over the past two years, we have funded growth through a combination of debt, equity, and internally generated cash flow. We have evaluated capital deployment alternatives, including organic investment, working capital needs, strategic acquisitions, debt repayment, and, where appropriate and subject to board authorization and applicable law, repurchases of our equity. As we have become earnings positive, we believe we are less dependent on external equity financing to fund growth, and we expect to use our Revolving Credit Facility primarily to support working-capital needs. We intend to allocate capital to the opportunities we believe offer the highest risk-adjusted returns and best support durable long-term value creation for stockholders.

To illustrate, the price per share of our convertible preferred stock was $14.87 as of June 30, 2024 and $53.57 as of June 27, 2026 (in each case, based on the most-recently issued series of preferred stock as of such date). Meanwhile, based on these prices per share and our fully-diluted shares outstanding as of each such date, our implied enterprise value grew from $3.065 billion to $9.656 billion in the same time period. This reflects a growth rate in price per share (260%) that is greater than the growth rate of our implied enterprise value (215%) in the last two years. Future capital allocation decisions will depend on our financial performance, liquidity position, market conditions, and necessary approvals.

Cash Flows

	Nine Months Ended June 30,		Year Ended September 30,
	2026	2025	2025	2024
	(in thousands)
Net cash provided by operating activities	$328,008	$135,315	$121,693	$28,227
Net cash used in investing activities	$(76,958)	$(20,281)	$(29,186)	$(12,383)
Net cash provided by (used in) financing activities	$(741,772)	$(44,495)	$653,924	$(41,658)

Operating Activities

Net cash provided by operating activities for the nine months ended June 30, 2026 was $328.0 million, compared to $135.3 million for the nine months ended June 30, 2025. The increase was primarily driven by more favorable changes in working capital, as well as higher net income, as adjusted for non-cash items, consistent with our business’s continued growth, including the launch of Oura Ring 5 and Oura Ring 4 Ceramic, further expansion of our retail footprint, and consistent growth in our Paid Member base. Working capital cash flows benefited primarily from a $79.9 million favorable change in inventories, reflecting the wind-down of prior generation ring inventory as production shifted to Oura Ring 5, a $50.6 million increase in deferred revenue, and a $43.1 million increase in accounts payable, driven mainly by contract manufacturing billing outpacing payments related to the Oura Ring 5 production ramp. These increases were partially offset by a $90.6 million increase in accounts receivable, tied to a higher volume of open invoices following the Oura Ring 5 launch.

Net cash provided by operating activities for fiscal 2025 was $121.7 million, compared to $28.2 million for the prior year. The increase was primarily driven by higher net income, as adjusted for non-cash items, reflecting the growth of our business following the launch of Oura Ring 4, expanded retail distribution, and growth in our Paid Member base, as well as more favorable changes in working capital. Working capital cash flows benefited primarily from a $99.0 million increase in accrued liabilities, driven mainly by higher warranty and return reserves, and a favorable $42.0 million change in accounts receivable. These increases were partially offset by a $39.8 million increase in prepaid expenses and other assets, and a $8.8 million increase in inventories to support production ramp and new product launches.

Investing Activities

Net cash used in investing activities for the nine months ended June 30, 2026 was $77.0 million, compared to $20.3 million for the nine months ended June 30, 2025. The increase in net cash used was primarily driven by higher capital expenditures related to construction of our new corporate office space and investments in production capacity, manufacturing tooling, and retail display infrastructure to support the Oura Ring 5.

Net cash used in investing activities for fiscal 2025 was $29.2 million, compared to $12.4 million for the prior year. The increase in net cash used was primarily driven by higher capital expenditures related to investments in production capacity, manufacturing tooling, retail infrastructure, and internal technology development, and by cash paid in connection with an acquisition completed in fiscal 2025.

Financing Activities

Net cash used in financing activities for the nine months ended June 30, 2026 was $741.8 million, compared to net cash used in financing activities of $44.5 million for the nine months ended June 30, 2025. The increase was primarily driven by $873.6 million increase in repurchases of common and redeemable convertible preferred stock and a $137.1 million decrease in net proceeds from the issuance of redeemable convertible preferred stock. These outflows were partially offset by a $144.5 million decrease in debt repayments, as the prior period included the full repayment of our 2022 Term Loan and Revolving Credit Facility, and a $175.4 million increase in borrowings under our Revolving Credit Facility during the current period.

Net cash provided by financing activities for fiscal 2025 was $653.9 million, compared to net cash used in financing activities of $41.7 million for the prior year. The increase was primarily driven by $1,106.4 million of net proceeds from the issuance of Series D and Series E preferred stock and $198.5 million of borrowings, net of issuance costs, under the Revolving Credit Facility. These inflows were partially offset by $346.2 million of debt repayments, which included the full repayment of the 2022 Term Loan and repayment in full of the Revolving Credit Facility borrowings by year end, and $308.0 million of repurchases of common and preferred stock.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Revenue Recognition

Our primary sources of revenue are sales of our hardware products (primarily Oura Ring) and membership services sold through paid subscriptions. For the nine months ended June 30, 2026, hardware revenue and membership revenue represented approximately 80% and 20% of total revenue, respectively. For fiscal 2025, hardware revenue and membership revenue represented approximately 83% and 17% of total revenue, respectively. We recognize revenue when control of promised goods or services is transferred to customers in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Revenue is recognized net of estimated returns, discounts, sales incentives, and amounts collected on behalf of taxing authorities.

Revenue from sales of our hardware products is recognized at a point in time when control transfers to the customer, which generally occurs upon delivery or when title and risk of loss passes to the customer in accordance with the applicable contractual terms. Revenue from membership services is recognized ratably over the subscription term as the related services are provided.

A significant area of judgment is the estimation of variable consideration, particularly expected product returns, discounts, and sales incentives. We estimate expected product returns using the expected value method based on historical return patterns by customer type and record a refund liability and an asset for the right to recover products expected to be returned. These estimates require judgment and are monitored on an ongoing basis to ensure that it remains probable that a significant reversal of cumulative revenue recognized will not occur. Changes in assumptions used to estimate variable consideration could result in materially different amounts of revenue being recognized in a given period.

Product Warranty Reserves

We provide a standard product warranty that our hardware products, primarily Oura Ring, will be free from defects in materials and workmanship for one or more years, subject to longer periods in certain customer contracts or local jurisdictions. At the time hardware revenue is recognized, we record an estimated warranty reserve as a component of cost of revenue. Estimating the warranty reserve requires significant judgment and is based on historical and current product failure rates, expected claim volumes, and anticipated costs to repair or replace defective products. We reassess these assumptions each reporting period and adjust the reserve as necessary. Because actual product failure rates, claim activity, and fulfillment costs may differ from our estimates, future changes to the warranty reserve could materially affect cost of revenue and gross profit in the periods in which those changes are recorded. Our products are manufactured by third-party contract manufacturers using components sourced from third-party component suppliers, and in certain cases we may have recourse against such manufacturers and suppliers for warranty-related costs.

Inventory Provision

Inventories are recorded at the lower of cost or net realizable value, with cost determined using the weighted-average cost method. We evaluate inventories for excess quantities, obsolescence, and potential impairment at the lower of cost or net realizable value. This evaluation requires significant judgment and is based on forecasted demand, product life cycle stage, and market conditions. Inventory write-downs and loss provisions related to firm purchase commitments are recorded as a component of cost of revenue. If actual demand is lower than forecasted demand or market conditions change, we may be required to record additional charges that could materially affect cost of revenue, gross profit, and inventory balances in the period of change.

Deferred Tax Valuation Allowance

We evaluate the realizability of our deferred tax assets on a jurisdiction-by-jurisdiction basis and establish a valuation allowance when we determine it is more likely than not that some portion, or all, of our deferred tax assets will not be realized. Our assessment considers all available positive and negative evidence, including worldwide and jurisdictional historical operating results, projected future taxable income, the nature and timing of reversals of existing temporary differences, and available tax planning strategies. Because we operate in multiple tax jurisdictions, our conclusions may result in valuation allowances being established, maintained, or released in different jurisdictions from period to period based on changes in the weight of available evidence. Changes in our assessment of the realizability of our deferred tax assets, including changes resulting from acquisitions or ownership changes that impose annual limitations on the utilization of certain tax attributes, could result in material increases or decreases to our valuation allowance and a corresponding impact to our provision for income taxes in the period of the change.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act allows emerging growth companies to take advantage of an extended transition period for complying with new or revised accounting pronouncements applicable to public companies and delay adoption of such pronouncements until they are made applicable to private companies. The JOBS Act does not preclude an emerging growth company from early adopting new or revised accounting standards. We have elected to use extended transition periods permissible under the JOBS Act, while also early adopting certain accounting pronouncements. When we cease to be an emerging growth company, we will no longer be able to benefit from these exemptions or the extended transition period for complying with new or revised accounting standards.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates, counterparty credit, concentration, foreign currency exchange rates, and inflation.

Interest Rate Risk

As of June 30, 2026, we had cash and cash equivalents of $371.8 million. Interest-earning instruments carry a degree of interest rate risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. A hypothetical 10% change in interest rates would not have a material effect on our results of operations.

Counterparty Credit Risk

We maintain cash and cash equivalents with various financial institutions and have a policy to limit exposure with any one financial institution. Nonetheless, we are exposed to credit risk in the event of default by financial institutions to the extent that cash balances with individual financial institutions are in excess of amounts that are insured. We periodically assess the credit risk associated with these financial institutions.

Concentration Risk

For the nine months ended June 30, 2026, our two largest customers accounted for 12% and 10%, respectively, of our total revenue. As of June 30, 2026, five customers accounted for 26%, 17%, 15%, 12%, and 12%, respectively, of our accounts receivable. If any significant customer were to discontinue its relationship with us, or if we were unable to replace such relationship on commercially reasonable terms, our business, financial condition, and results of operations could be adversely affected.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar, and the functional currency of each of our foreign subsidiaries is the local currency. Therefore, the net revenue, expenses, assets, and liabilities of our international subsidiaries are translated from their functional currencies into U.S. dollars. Fluctuations in the value of the U.S. dollar affect the reported amounts of revenue, expenses, assets and liabilities.

We also have exposure to changes in foreign currency exchange rates associated with transactions which are undertaken by our subsidiaries in currencies other than their functional currency. Changes in exchange rates may negatively affect our future results of operations and cash flows. We have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to remeasurement of our asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. At this time, we do not, but we may in the future, enter into derivatives or other financial instruments to attempt to hedge our foreign currency exchange risk.

Inflation Risk

While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe inflation has had a material effect on our historical results of operations and financial condition. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset higher costs through price increases or other measures, and our inability or failure to do so could adversely affect our business, financial condition, and results of operations.

BUSINESS

Our Mission & Founding

Our mission is to empower people to live healthier, longer.

More than a decade ago in Finland, ŌURA began with a simple but ambitious idea: that we could help people understand their bodies well enough to improve and change the trajectory of their health, not just track it. We saw a need for technology that could accurately reveal how the body responds to the demands of everyday life. Not another screen competing for attention, but a seamless way to make what matters most more visible. That belief led us to pioneer the smart ring, bringing continuous health insights into daily life. From the beginning, our ambition extended beyond the ring. We set out to transform personal health by empowering people to recognize meaningful changes earlier, make more informed decisions, and improve long-term health outcomes.

Today, many people lack visibility into how their daily choices shape their long-term health. Care is often reactive, stepping in after something goes wrong. As a result, health outcomes remain challenged and chronic conditions continue to rise. We believe improving outcomes requires a shift from treatment-based care to proactive care that is personal, continuous, and data-informed. Health happens between doctor’s visits—in the daily habits we build and the small deviations from baseline that become larger over time. Advances in wearable technology and AI now make that future possible by translating long-term physiological data into predictive insights and actionable guidance so people can understand their bodies, respond earlier, and live better for longer.

Our Business

Oura is an always-on health intelligence platform designed to transform how people understand and manage their health in everyday life. Oura was built to give the body a voice—translating physiological signals across sleep, activity, readiness, stress, heart health, metabolic health, and women’s health into more than 50 metrics and predictive insights. In the third quarter of fiscal 2026, Paid Members wore Oura Ring for a median of approximately 23 hours per day, enabling continuous data capture that can help our members understand their bodies, recognize patterns early, and act with greater intention and precision. Health is personal, and members come to Oura at different stages of their journey—whether building habits to support sustainable weight loss, tracking response to treatment, optimizing training and recovery, or monitoring heart health for longevity. Many arrive with a specific need but expand their use over time as their priorities evolve. Oura is not a point solution for one season of life—it is a long-term health companion that links each health chapter into a unified, longitudinal experience, carrying forward what it has learned and building deeper trust over time.

Our platform is anchored by Oura Ring, the world’s smallest smart ring. Our patented hardware is purpose-built to leverage the finger’s unique physiology and advanced sensors to deliver continuous, high-fidelity biometric data. Oura Ring lives at the intersection of wearability and capability, and is engineered for comfort and everyday wear, integrating naturally into daily life. Backed by more than a decade of research and clinical validation, Oura follows a science-first approach to product development, with Oura Ring achieving industry-leading accuracy of approximately 99% for heart rate, 98% for heart rate variability, 96% for ovulation tracking, and 96% for sleep accuracy.

Our platform combines proprietary hardware, software, AI, and services across four mutually reinforcing layers—Data, Intelligence, Interaction, and Infrastructure—and is strengthened by our partner ecosystem. We designed this system to serve the needs of our members and to become more intelligent as it scales. As of June 30, 2026, our platform served 5.0 million Paid Members and 56 markets worldwide.

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Data. We aggregate high-quality physiological inputs from Oura Ring, member provided in-app context, and third-party data integrations. We have amassed a proprietary dataset comprising nearly 42 billion hours of longitudinal biometric data, across a wide range of genotypes, phenotypes, genders, ages, ethnicities, and health conditions. Unlike population-level datasets, our data is personal and updated continuously—it captures not just biometrics, but life stage, goals, medications, behaviors, and context, building an evolving longitudinal record that is unique to each member. This allows us to establish individualized physiological baselines and detect deviations from those baselines.

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Intelligence. Oura transforms longitudinal physiological data into predictive insights and personalized guidance through three layers of AI models: proprietary health foundation models trained on more than a decade of longitudinal biometric data that serve as a general knowledge engine for human physiology and behavior; domain-specific health models that power specific use cases and features such as our heart health models that power our Blood Pressure Signals and women’s health models that power our Fertile Window feature for conception and pregnancy planning; and custom health-focused LLMs that power Oura Advisor, our conversational AI that translates complex outputs into intuitive, evidence-based guidance to meet the distinct needs of our members. Together with individualized baselines built from each member’s biometric data and context, these models improve over time as our data scales, delivering increasingly precise, personalized, and predictive insights.

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Interaction. The Interaction layer is where members engage with the platform through Oura App and Oura Advisor, our AI-powered health companion, which together serve as the operating interface for the Oura experience. These interfaces surface personalized scores, trends, and recommendations across sleep, activity, readiness, stress, heart health, metabolic health, and women’s health, with AI embedded throughout to translate signals into context-aware guidance tailored to each member’s goals and life circumstances. Our health scores, such as Readiness and Sleep, provide an easy to understand number that is personalized to each member, while detailed submetrics and measures, such as heart rate variability and body temperature, allow members to understand their underlying vital signs. Designed to build trust over time, Oura encourages daily check-ins, reflection, and action—creating a sustained engagement loop that traditional healthcare has historically struggled to achieve.

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Infrastructure. Our platform is built on a privacy-first, purpose-designed infrastructure that supports trust, efficiency, and scale, aligned with data protection standards such as HIPAA and GDPR. Our use of local data processing and edge-deployed AI models, together with our secure system designed to protect member data, optimizes compute and data-transfer costs, preserves battery life, and enables efficient, always-on sensing at scale. This architecture is designed to enable secure, scalable integrations across research, healthcare, employer, and government use cases.

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Partner Ecosystem. Our partner ecosystem extends the reach and utility of the platform by integrating complementary services without requiring us to build every capability in-house. Partners embed Oura insights into their own products while contributing complementary clinical, physiological, and contextual data back into our platform, creating a bidirectional model that strengthens platform intelligence and member value over time. This model, enabled by our API-first architecture, supports expansion into new health domains and care settings that would otherwise require significantly greater time and resources to build independently.

Together, our integrated hardware and software platform creates a reinforcing flywheel that strengthens Oura’s competitive advantage over time. Every day of wear deepens Oura’s understanding of each member, enabling our models to deliver more precise and personalized insights. Improved model performance accelerates feature innovation and expands use cases, delivering greater value and reinforcing engagement and retention. As more members adopt Oura as an everyday health companion, the result is a compounding data asset that strengthens the moat around our intelligence platform and supports faster, more capital-efficient innovation that becomes increasingly difficult to replicate.

Oura serves a highly engaged and differentiated member base across a wide range of life stages and health priorities. Unlike many wearables that focus on addressing one health need, such as fitness, Oura supports members through a single integrated experience that helps users address multiple dimensions of health. On average, members cite six different reasons for choosing Oura, including sleep, stress, activity, heart health, long-term health, and women’s health, reflecting the breadth of our platform. This broad relevance has enabled us to grow across demographic segments, with our female and male members each growing at a compound annual growth rate of more than 90% since fiscal 2024. Approximately 72% of our members are women, approximately 27% are over the age of 45, and approximately 37% have a household income below $100,000. We are also reaching populations that many wearables have historically struggled to engage, including individuals managing chronic health conditions, with more than half of members reporting at least one chronic condition.

What begins as member education evolves into a daily utility and, over time, into a trusted companion throughout some of the most meaningful moments in a member’s life. As of June 30, 2026, our Weighted-Average 12-Month Paid Member Retention was approximately 85% and our DAU-to-MAU Ratio was approximately 65%. During the first three quarters of fiscal 2026, Paid Members opened the Oura App an average of more than 3.5 times per day. Members credit Oura as instrumental, with statements like “Oura helped me start a family” and “Oura empowered me to change my life.” The combination of accurate insights, daily utility, and behavior change that can lead to meaningful health outcomes creates a level of trust and emotional connection that drives long-term engagement, retention, and brand advocacy. Our privacy-first approach, including our commitment to never share members’ health data without consent, reinforces that relationship and helps us build enduring connections that deepen as members progress through different stages of their health journey.

We build products using a science-led development framework designed to introduce meaningful health insights that we believe are accurate, trusted, and scalable over time. Scientific rigor is embedded throughout our process which combines longitudinal data, individual physiological baselines, clinical validation, and iteration through member feedback to deliver personalized health insights at scale. These efforts are driven by our in-house multidisciplinary scientific organization—including more than 50 PhDs, five MDs, and our Medical Advisory Board—working in close collaboration with more than a dozen academic partners. Over more than a decade, these capabilities have enabled Oura to translate research into member-facing features with the trust and credibility required to expand into new health domains. Our highly engaged member base accelerates this work—yielding a participatory research asset that increases product velocity, lowers the cost of data collection, and allows us to make meaningful contributions to the broader evidence base for proactive, personalized health.

We operate at the intersection of three structural shifts: the move from reactive care to proactive, continuous health management; increasing consumer ownership of health decisions and spend; and advances in AI and wearable technology that enable personalized, predictive insights in real time. We believe we are in the early innings of addressing a large and expanding market opportunity that begins with wearables and extends into preventative healthcare. Oura represented approximately 2% of annual global wearable shipments in the 12 months ended June 30, 2026. We believe our health intelligence platform positions us to address a broader preventative health opportunity representing over $90 billion of serviceable addressable spend, as healthcare investment shifts toward proactive, personalized care. Longer-term, we believe our platform can support meaningfully larger populations as we continue to expand access, build clinical evidence, and deepen integrations with health plans, employers, and care providers.

Our go-to-market strategy is anchored in product-led growth and efficient, diversified distribution. During the nine months ended June 30, 2026, approximately 40% of members were acquired organically through word-of-mouth, driven by our passionate member base. We complement this organic demand with an omnichannel approach that combines direct-to-consumer (“DTC”) with our wholesale channel, which includes our retail and enterprise partners. We are present in approximately 8,400 retail doors globally, increasing product discovery and brand awareness. Internationally, we are in the earlier stages of our expansion efforts and plan to enter new markets using a disciplined, localized go-to-market approach. We also reach members through enterprise channels—including employers, government organizations, and healthcare partners—and strategic ecosystem partnerships. Our omnichannel strategy has significantly increased our brand awareness, with aided awareness among our target audience in the United States growing from approximately 15% in the first quarter of fiscal 2024 to approximately 38% in the third quarter of fiscal 2026, according to our Quarterly Brand Tracking Study conducted by YouGov. While our brand awareness has grown, we have significant room to further increase our awareness both in the United States and internationally.

We operate an integrated hardware-plus-software subscription business model that combines hardware sales with a recurring membership to scale adoption while driving durable, long-term engagement. Hardware economics recover customer acquisition costs on day one, after which members enter a highly retentive subscription model. This model enables sustained investment in cutting-edge science and research and development that drives product innovation. Oura Membership becomes more valuable over time, with new features, partnerships, and services enhancing the tools available to help members understand and proactively manage their health. Together, this integrated model aligns incentives around sustained engagement and outcomes, reinforcing trust and supporting long-term member relationships as health needs evolve.

Our revenue was $1,214.5 million and $697.6 million during the nine months ended June 30, 2026 and 2025, respectively, representing 74% year-over-year growth. During the nine months ended June 30, 2026 and 2025, we delivered gross margins of 55% and 51%, generated net income of $60.8 million and $1.6 million, and generated Adjusted EBITDA of $106.7 million and $83.5 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics and Non-GAAP Financial Measures” for additional information regarding Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to net income.

Oura Ring

We designed Oura Ring to capture continuous, high-fidelity biometric data that powers our health intelligence platform. The ring form factor enables near-constant wear, including overnight when signals are the most stable, driving more consistent and higher-quality data capture than competing products. As of June 30, 2026, we have aggregated nearly 42 billion hours of longitudinal biometric data, creating one of the largest continuous, multimodal biometric datasets in the category. The ring’s low-friction form factor enables near-constant wear and our leading accuracy underpins our credibility with consumers, researchers, and partners.

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Accuracy. Accuracy is core to our product philosophy and our advantage comes from two places. First, we start with better physiological signals. We measure on the finger, not the wrist, because the finger gives us a stronger physiological signal and better signal-to-noise ratio. It is highly vascularized, which means we can capture a PPG signal that can be up to 100 times stronger than the wrist. That stronger signal is the foundation for measuring heart rate, heart rate variability, respiratory patterns, and other health metrics. Second, we turn those signals into insights with proprietary sensing algorithms and AI models. Our algorithms translate raw physiological data into meaningful health metrics, personalized insights, and guidance that our members can act on. Data indicates that Oura achieves research-grade accuracy of approximately 99% for heart rate, 98% for heart rate variability, 96% for ovulation tracking, and 96% for sleep accuracy. And it matters to our members: approximately 87% say accuracy was a key reason behind their purchase decision. Our approach has been validated through third-party research. An independent study published in 2025 and supported by the Air Force Research Laboratory found Oura Ring 4, our previous generation hardware, delivered the strongest consistent PPG accuracy among selected consumer wearables, including approximately 99% accuracy for resting heart rate and 98% accuracy for heart rate variability. Oura Ring 3, which launched in 2021, was also found to outperform other wrist-based wearables in the study, underscoring the durability of the advantages associated with our finger-based approach. Accuracy is a critical driver of member trust and approximately 87% of new members cite accuracy as a key factor in their purchase decision.

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Proprietary Hardware Technology. We work with a network of specialized suppliers to design components tailored to Oura Ring’s sensing and form-factor requirements. This enables us to deliver accurate, continuous measurement in a compact, durable form factor designed for sustained wear. Our accuracy is powered, in part, by our patented Smart Sensing technology that adapts to each member’s physiology—including factors such as skin tone, BMI, and age—to optimize signal quality and measurement accuracy. Sensors dynamically adjust to individual context, enabling personalized measurement while preserving battery efficiency. We continue to advance our sensing technology and new sensing modalities to unlock new health domains, attract new members, and augment our longitudinal dataset that compounds over time.

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Comfort, Convenience & Style. From the start, we have positioned ourselves away from screen-centric wearables in favor of a discreet ring that aligns with how consumers naturally live, sleep, and move. Our jewelry-like design enables seamless wear across settings, with some members choosing to own multiple rings for different occasions. Oura Ring is lightweight—weighing as little as two grams depending on size—unobtrusive, and comfortable to wear around the clock, without bright displays or constant notifications that fragment attention or disrupt sleep. This combination of comfort, convenience, and style drives sustained adherence. Efficient power management—with short charging times and up to eight days of battery life—supports continuous use, enabling rich longitudinal data capture that is difficult to replicate with intermittently used or frequently charged devices.

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Protected IP. Years of research and innovation have culminated in five generations of rings, carefully designed and clinically vetted by our team of scientists, researchers and our Medical Advisory Board. We are the pioneers of the smart ring, with our patent portfolio dating back to 2013. As of June 30, 2026, Oura Ring was protected by a portfolio of over 1,140 patents and patent applications—the largest portfolio of any smart ring company—spanning hardware design, manufacturing, charging, and the unique ways Oura captures, interprets, and contextualizes longitudinal biometric data. This intellectual property materially strengthens our freedom to operate and constrains the ability of competitors to produce look-alike devices without sacrificing accuracy, wearability, or data continuity, reinforcing our position as the category’s defining platform.

Our hardware strategy is centered on developing a portfolio that expands our addressable market while advancing the capabilities of our platform. We plan to offer flagship products that showcase our most advanced sensing technologies, hardware innovations, and miniaturized form factors, and more accessible products designed to introduce a broader set of consumers to the Oura ecosystem. This portfolio approach enables us to serve a wider range of consumer needs while maintaining a clear technology roadmap. Each new generation of Oura Ring reflects a deliberate balance across data quality, accuracy, comfort, continuous wearability, and accessibility. Our latest generation, Oura Ring 5, was redesigned from the ground up to deliver enhanced sensing performance, improved wearability, and a more seamless member experience within a form factor that is approximately 40% smaller than the prior generation. We view hardware innovation as a means of expanding the quality and breadth of the physiological data that powers our platform, extending the applicability of Oura across new health domains, and reinforcing the long-term value of membership.

The Oura Platform

We have architected an integrated health intelligence platform designed to deliver personalized, actionable insights at global scale. Our platform combines proprietary hardware, software, AI, and services across four mutually reinforcing layers—Data, Intelligence, Interaction, and Infrastructure—and is strengthened by our partner ecosystem, which extends its reach and utility. Much of our infrastructure operates behind the scenes, enabling us to securely manage members, data, algorithms, and APIs while enforcing robust privacy, consent, and security controls. Together, this proprietary technology stack transforms continuous biometric data into trusted, actionable insights that members rely on daily, and that we believe become more accurate, personalized, and valuable as the platform scales.

INTERACTION	65%[1] DAU / MAU	Oura App · Oura Advisor · Connected Care Multimodal Interactions & Notifications
INTELLIGENCE	50+ Algorithms & models	Domain-Specific Health Models · Specialized LLMs Detection & Prediction Models
DATA	41.8B[1] Hours of data	Life context & memories · First & third party hardware Third party data integration · EHR Import
INFRASTRUCTURE	Secure, scalable, and private	Edge-deployed AI models · First & third party hardware HIPAA & GDPR, SOC2, Type II Proprietary evaluations & knowledge graph Interoperability via APIs & MCP servers

[1]As of Q3 FY26 (June 2026)

Data.  We are a trusted personal health system of record, anchored in high-frequency, longitudinal physiology, behavior, and context data from Oura Ring and third-party integrations, including blood tests, continuous glucose monitors, and electronic health records. Since our founding in 2013, we have amassed a proprietary dataset comprising nearly 42 billion hours of longitudinal biometric data as of June 30, 2026, spanning heart rate, heart rate variability, respiration rate, body temperature, sleep stages, menstrual cycles, and activity. A significant portion of our data is collected overnight when the body is at rest and signals are less subject to external variability, enhancing accuracy. The high-fidelity and longitudinal data capture enabled by Oura Ring and third-party data integrations allows us to establish individualized physiological baselines for each member and detect changes relative to those baselines over time. We are able to identify deviations and predictive insights with high contextual relevance and accuracy because we rely on each member’s own historical patterns rather than population benchmarks alone. The depth, continuity, and personalized nature of our data form the foundation of our platform and creates a compounding advantage. We do not have plans to sell, license, or otherwise directly monetize our members’ personal health data. For a discussion of the risks associated with our collection and use of personal health and biometric data, see “Risk Factors—We collect and process significant volumes of sensitive personal health and biometric data through Oura Ring, Oura App, and Oura Membership. Any actual or perceived existing or future use of this data could expose us to reputational, regulatory, legal, and contractual risks that could adversely affect our business, financial condition, and results of operations.”

Intelligence. Intelligence is our proprietary reasoning engine that interprets physiological data into predictive, clinically grounded insights and recommendations. It combines three layers of AI models: proprietary health foundation models trained on more than a decade of longitudinal biometric data that serve as a general knowledge engine for human physiology and behavior; domain-specific health models that power specific use cases and features, such as our heart health models that power our Blood Pressure Signals and women’s health models that power our Fertile Window feature for conception and pregnancy planning; and custom health-focused LLMs (like the Oura Women’s Health Expert) that power Oura Advisor, our conversational AI that translates complex outputs into intuitive, evidence-based guidance to meet the distinct needs of our members. Together with individualized baselines built from each member’s biometric data and context, these models enable us to convert complex physiological signals into actionable insights and predictions at scale.

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Health Foundation Models. Our proprietary health foundation models are pre-trained neural networks developed using more than a decade of longitudinal, real-world biometric data. Unlike general-purpose LLMs, which are typically trained primarily on text-based data scraped from the internet and designed to predict language, our health foundation models are trained on nearly 42 billion hours of proprietary biometric data and are designed to predict certain biometric patterns over time. As a result, these models learn the language of human physiology and behavior, including how signals evolve, interact, and deviate from an individual’s baseline. We believe the scale, accuracy, continuity, and proprietary nature of our dataset provide a significant competitive advantage and enable our models to generate insights that would be difficult for others to replicate.

Our health foundation models serve as a common intelligence layer that enables us to develop and deploy new capabilities more efficiently across our platform. Rather than building individual algorithms for each use case, we can leverage shared models that learn across large volumes of physiological data and apply those learnings to new signals, Health Pillars, and member experiences. Over time, we believe these models will support increasingly sophisticated capabilities, including detecting early signs of health conditions, predicting long-term health risks, and forecasting how changes in behavior or interventions may influence an individual’s health trajectory. Our PPG foundation model exemplifies this approach, powering multiple heart health algorithms, including Cardiovascular Age, Nighttime BP, and Blood Pressure Signals. This architecture supports faster iteration, lower marginal cost per feature, and continued improvement in insight quality over time.

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Domain-Specific Health Models. Built on top of our health foundation models, our domain-specific health models are designed to unlock specific use cases and features across areas such as sleep, women’s health, heart health, stress, and metabolic health. These models leverage the general physiological patterns learned by our health foundation models and apply them to specific health domains, enabling us to develop targeted capabilities. For example, our domain-specific models help power capabilities such as Fertile Window, which provides a forecast of a woman’s fertile window for conception support, and Symptom Radar, which provides an early notification of signs of physiological strain on the body. By combining broad physiological intelligence with domain-specific expertise, we are able to expand the range of health insights available to members while maintaining personalization and relevance to each use case.

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Large Language Models. Our LLM layer serves as a reasoning engine that builds on the intelligence generated by our health foundation models and domain-specific health models. We use a combination of specialized health-focused LLMs and selected general-purpose LLMs to interpret relationships across biometric signals, behaviors, health history, and scientific evidence. Specialized models provide expertise within specific health domains such as women’s health, sleep, and heart health, while general-purpose models synthesize information across a member’s broader health profile. These models are developed and evaluated by Oura’s AI scientists and clinical experts using peer-reviewed research and vetted knowledge bases. Our custom LLMs are hosted on Oura-controlled infrastructure, reflecting our commitment to member privacy and trust. Together, these capabilities enable increasingly personalized health information.

Interaction. The Interaction layer is where members engage with the platform through Oura App and Oura Advisor, our AI-powered health companion, which together serve as the operating interface for the Oura experience. These interfaces surface personalized scores, trends, and recommendations across sleep, activity, readiness, stress, heart health, metabolic health, and women’s health, with AI embedded throughout to translate signals into context-aware guidance tailored to each member’s goals and life circumstances. Our health scores, such as Readiness and Sleep, provide an easy to understand number that is personalized to each member, while detailed submetrics and measures, such as heart rate variability and body temperature, allow members to understand their underlying vital signs. Designed to build trust over time, Oura encourages daily check-ins, reflection, and action—creating a sustained engagement loop that traditional healthcare has historically struggled to achieve.

•

Sleep and Recovery. Members gain a comprehensive view of sleep quality and recovery through intuitive visualizations and insights in Oura App. In addition to core features such as Sleep Score and Sleep Stages, Oura provides deeper insights into sleep debt, efficiency, and chronotype.

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Readiness. We pioneered the Readiness Score to help members answer the critical question: how will my day unfold? Readiness assesses the balance between recovery and activity by analyzing sleep, activity, and physiological data. In this daily “morning moment,” members understand their physical state and whether to push, maintain, or recover.

•

Heart Health. Continuous cardiovascular measurements are contextualized against personalized baselines. Accurate measurement of resting heart rate and heart rate variability, together with features like Cardiovascular Age and Cardio Capacity (VO2 Max), give members a clearer view of how their cardiovascular health may be changing over time.

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Stress and Resilience. Daytime stress signals and nighttime recovery metrics are synthesized by the Chronic Stress feature to evaluate the balance between strain and restoration, helping members contextualize stress within everyday life and the buildup of stress over time, which can be associated with burnout and other adverse health outcomes. Our detection models also power features like Symptom Radar, which proactively surfaces signs of physiological strain.

•

Activity and Movement. Oura emphasizes balance over volume, translating movement and exertion into an Activity Score. Oura also takes a holistic view of activity by capturing every movement performed during daily life rather than focusing solely on workouts.

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Nutrition and Metabolic Health. By integrating sleep, activity, stress and nutrition signals, we can identify metabolic patterns across days and weeks. Members can engage with contextual insights and trend-based feedback via features like Meals (AI-powered nutritional insights) and Glucose that link everyday behaviors to metabolic responses. For members on GLP-1 therapy, GLP-1 Insights is a companion experience that brings together biometric data and therapy-specific context into a cohesive view, helping them understand their progress and overall health.

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Women’s Health. Oura integrates continuous temperature and physiological data to reflect hormone changes and provide cycle insights, including cycle phases, cycle statistics, and period and ovulation prediction for conception planning. Pregnancy insights provide educational resources and information on physiological changes that occur during pregnancy.

•	Oura Advisor. Oura Advisor is our AI-powered health companion that allows members to interact with their health data through natural conversations within Oura App. Grounded in each member’s longitudinal biometric data, Oura Advisor delivers personalized explanations and guidance that help members interpret trends, explore questions, and take informed action. These interactions deepen engagement and generate contextual signals that further enhance personalization and insight relevance over time.

Infrastructure. Our platform is built on a privacy-first, purpose-designed infrastructure that supports trust, efficiency, and scale, aligned with data protection standards such as HIPAA and GDPR. Our use of local data processing and proprietary edge-deployed AI models, together with our secure system designed to protect member data, optimizes compute and data-transfer costs, preserves battery life, and enables efficient, always-on sensing at scale. This architecture is designed to enable secure, scalable integrations across healthcare, employer, research, and government use cases.

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Efficient, Dynamic Architecture. Our infrastructure is dynamic by design, built to capture the right physiological signals at the right time and resolution, and process them where it is most efficient—on Oura Ring, the member’s mobile device, or in the cloud. This adaptive approach optimizes data capture, transmission, and processing to reduce compute while maximizing the value of each signal. By minimizing data movement and applying computation closer to the source, our architecture supports offline functionality, strengthens control over data access and model privacy, and enables efficient, always-on sensing at scale. It does so without compromising the member experience—preserving battery life, memory, and latency while enabling real-time insight generation.

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Enterprise Extensibility. Our infrastructure extends the Oura platform into enterprise use cases across research institutions, healthcare providers, and high-performance organizations. We provide a secure, privacy-first solution that enables organizations to analyze population-level health trends through aggregated insights, with all data access governed by explicit member consent. The Oura enterprise platform enables capabilities including cohort analytics, system integrations, and secure data sharing, while operating on infrastructure separate from consumer environments. This architecture enables organizations to leverage Oura’s longitudinal data at scale, positioning Oura as a trusted infrastructure layer for integrating continuous physiological data into research, care delivery, and performance optimization.

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Secure Interoperability. Our infrastructure includes robust APIs and model context protocol (“MCP”) servers that are designed to enable secure data ingestion, controlled data sharing, and scalable integration. These capabilities allow Oura to integrate with systems across healthcare, corporate wellness, research platforms, and electronic medical records, while maintaining strict access controls and member consent frameworks—supporting enterprise-grade deployments anchored in trust and security.

Partner Ecosystem. Our partner ecosystem extends the reach and utility of the Oura platform without requiring us to build every capability in-house. Partners choose Oura for our trusted brand, access to a large, engaged member base, and our proprietary, compounding data asset. These integrations operate in two directions: partners embed Oura data and insights into their own products and services, while Oura integrates complementary clinical, physiological, and contextual data from partners to deepen the intelligence of our platform. This bidirectional model, made possible by our API-first architecture, reinforces the centrality of Oura across over 1,200 partners, increases member value over time, and allows us to extend the platform into Health Pillars and care settings that would require significantly greater time and resources to build independently. We categorize our platform partners as follows:

•

Feature Expansion. These partnerships deepen our value proposition across a broader range of health use cases while expanding our reach to new member segments. For example, we partner with Natural Cycles. Through this partnership, Oura data powers Natural Cycles’ FDA-cleared non-hormonal birth control feature, extending our women’s health offering with clinically validated contraception and conception insights while reaching younger, highly engaged members. Similarly, our partnership with Migraine Buddy integrates continuous biometric signals—including sleep, heart rate variability, and temperature—with symptom tracking to help members identify personalized migraine patterns and triggers, illustrating how Oura’s longitudinal data can surface clinically meaningful insights for complex, episodic conditions.

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Connected Care. Our partnerships extend Oura into clinical workflows by enabling members to bring continuous physiological data to their healthcare provider. For members, this enables more personalized care informed by their Oura data. For clinicians, continuous physiological data may provide important context between appointments and supports proactive outreach, personalized interventions, and longitudinal care management grounded in each member’s individual baseline. Our partnership with Lumeris’ Essence Healthcare illustrates this model, whereby Essence Healthcare offers Oura Ring and Oura Membership to eligible Medicare Advantage beneficiaries, who can elect to share their data with their treatment providers. Similarly, Maven Clinic integrates Oura’s longitudinal physiological signals into members’ health records, giving clinicians visibility into patterns between visits and enabling earlier, more personalized guidance and care plans.

Through partnerships with healthcare organizations such as LillyDirect, Eli Lilly and Company’s digital health platform, Dexcom (metabolic health), and Resmed (sleep health), we extend Oura’s utility across a range of health journeys. With LillyDirect, individuals with a LillyDirect account can access complimentary Oura Ring sizing kits. Through our Dexcom partnership, we enable two-way data flow between Dexcom Stelo glucose biosensors and Oura, helping give members a more comprehensive view of their metabolic health. With Resmed, members who experience a higher number of nighttime breathing disturbances can access sleep health educational resources and a sleep assessment, as well as pathways to independent healthcare providers for evaluation and care. These partnerships help connect Oura-generated wellness insights with relevant care pathways, services, and clinical resources.

We also partner with Counsel Health to provide members access to AI-enabled health navigation and healthcare services directly within the Oura app (Medical AI). Members can move seamlessly from noticing a change in their biometrics to educational resources, AI-assisted health guidance, and, where appropriate, consultations with licensed physicians. We believe these capabilities strengthen Oura’s role as a connected health platform by helping members move from insight to action, servicing our members’ complete health journey from tracking, sensing, diagnosing, treatment, and continuous monitoring all in one place.

Platform Flywheel. Together our proprietary hardware, software, data, and AI drive a self-reinforcing flywheel that strengthens Oura’s competitive advantage over time. Every day of wear generates richer, longitudinal data and member context, expanding our personalized longitudinal dataset. This ever-evolving data asset continuously trains our proprietary models and deepens our understanding of each individual, enabling our models to deliver more precise and personalized insights to members. Improved model performance accelerates innovation and expands use cases, delivering member value and reinforcing engagement and retention. As more members adopt Oura as an everyday health companion, the growing scale compounds our data asset that strengthens the moat around our intelligence platform and supports faster, more capital-efficient innovation that becomes increasingly difficult to replicate.

Our Members

Our customer-centric product philosophy has shaped a global community of approximately 5.0 million Paid Members as of June 30, 2026, who engage with Oura as a long-term health companion. Members come to Oura to take a more proactive approach to their health and remain as their needs evolve—from optimizing fitness, to planning a family, or managing a chronic condition—Oura adapts with them, engaging across multiple health journeys rather than a single use case. Oura becomes woven into some of the most meaningful moments in a member’s life—a health scare, a pregnancy, a commitment to change. Members often credit Oura as instrumental, making statements such as “Oura helped me start a family” or “Oura empowered me to change my life.” These experiences forge an emotional bond with our brand that turns members into passionate advocates, strengthening retention and creating a durable, long-term relationship.

As Oura becomes more embedded in our members’ lives, we are driving a level of daily engagement that is uncommon in health. During the first three quarters of fiscal 2026, our DAU-to-MAU Ratio was approximately 65%, reflecting daily utility and curiosity, creating a fundamentally different member relationship and positioning us to generate measurable outcomes at scale. During the nine months ended June 30, 2026, Paid Members opened Oura App at least 3.5 times per day, on average. According to our 2024 User Experience Survey, within the first month, approximately 90% of Oura members report improved overall health, 88% report improved sleep, 81% report improved stress management, and 73% report improved focus. Over time, this drives a community defined not only by scale, but by depth of interaction, where members engage, learn, and change their behaviors.

Oura appeals to a diverse global audience across a wide range of demographics, health conditions, and life stages. Members seek everything from improving sleep and optimizing HRV to navigating menopause, but what they share is a desire for a more personalized understanding of their health—delivered through Oura’s discreet form factor and its ability to translate complex physiological signals into intuitive guidance.

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Health Needs. Oura is designed to support multiple dimensions of health through our integrated platform, enabling us to serve a more diverse member population. On average, our members cite six different reasons for buying Oura—sleep, stress, activity, heart health, long-term health, and women’s health. We believe this breadth expands the market for wearables and attracts new users to the category, with approximately 33% of our new members reporting Oura as their first wearable and approximately 29% reporting that they replaced their existing wearable. Our relevance across a wide range of health journeys has also enabled us to reach populations that have historically been underserved by wearables. Fifteen percent of our U.S. members work in healthcare. According to our 2026 Chronic Conditions Membership Survey, more than half of our members report at least one chronic condition, and among those members, 80% report that they refer to their Oura data to help inform decisions related to their chronic conditions. These conditions range from prevalent, often asymptomatic diseases to more complex or debilitating conditions.

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Gender. Oura is designed to support health use cases relevant to both men and women. Since fiscal 2024, our female and male members have grown at a compound annual growth rate of approximately 143% and 94%, respectively. As of June 30, 2026, approximately 72% of our members are women. This growth reflects the emergence of women’s health as a deeply integrated and differentiated use case that drives long-term member relationships. We build solutions for women across the reproductive lifecycle: a woman who joins Oura for cycle tracking in her twenties may rely on Oura for conception support in her thirties, pregnancy monitoring and postpartum recovery in the years that follow, and metabolic and cardiovascular health through menopause and beyond. These capabilities are reinforced through partnerships, including Natural Cycles for clinically-validated contraception and conception insights, Peanut for postpartum and community-supported recovery, and Maven Clinic for integrated virtual care, among others. Together, these capabilities position Oura as a connective layer for personalized women’s health across a lifetime. Having a strong female member base is particularly meaningful for Oura, as studies show women make approximately 80% of healthcare decisions for their families, making women an organic entry point for multi-member household adoption and reinforcing referral-driven growth over time.

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Age. Our diversified age distribution demonstrates Oura’s relevance across life stages. We have strong adoption among younger consumers. As of June 30, 2026, approximately 31% of our members were Generation Z and younger, defined as individuals aged 29 and under. These members tend to be prevention-oriented and data-informed, using Oura to better understand their bodies, establish consistent health routines, and make informed lifestyle decisions early in adulthood. We believe this cohort will engage with Oura through life stages as the value of their longitudinal data compounds and the platform adapts to their evolving health needs, supporting long-term engagement, retention, and lifetime value. As of June 30, 2026, approximately 42% of our members were aged 30-45 and 27% of our members were Generation X and older, defined as individuals aged 46 and above, underscoring the platform’s value proposition to members of all ages and the ability to attract and retain members as they progress through later life stages and more complex health needs.

•	Income. Oura members span household incomes with approximately 37% of Oura members reporting household incomes of less than $100,000 per year.

This breadth of adoption, combined with deep engagement, translates into strong retention and durable lifetime value—as members come to rely on Oura as part of how they manage their health and wellness every day. Moreover, as our members move through different life stages, their use expands across Health Pillars, reinforcing long-term engagement and retention.

PROFESSIONAL ATHLETE

"I use Oura to find that last edge. I think knowledge is power. I'm always hungry to learn and having been an Oura member for about six years now, I've finally figured out strategies to maximize my recovery."

Breezy Johnson, 30

Breezy Johnson is an actual Oura Member and a paid Oura promotional partner. This testimonial reflects her personal experiences and results and may not be representative of the experiences or results of other Oura Members.

Ashley W., 30

NEW MOTHER

“We are so grateful that we had that information from Oura because it made all the difference for us. We’re finally starting our family and couldn’t be more excited.”

Rafael G., MD, 52

TRAUMA SURGEON

“As a full-time trauma surgeon, I have zero tolerance for friction. A wearable that demands daily fiddling, or that I can’t live with through a long call shift, is a wearable I won’t keep. What’s kept Oura on my hand through every single generation is the thing you can’t photograph: its invisibility. It disappears. And while it disappears, the algorithms underneath are doing extraordinary work.

I would not trade it for anything else on the market.”

MILITARY MEMBER

Gregory D. Gadson, 60

"As an Army officer, Readiness is the term we use to evaluate if our unit is prepared to perform its mission... so I totally vibe with that word Readiness."

GADSON
U.S. ARMY

Tim S., 63

FATHER

“My cardiologist told me, ‘If you hadn’t [noticed your low heart rate and come to a doctor for medical advice], you might have gone to sleep and never woken up. Oura didn’t just track my health—it saved my life. That moment was surreal. I was overwhelmed with gratitude and disbelief.”

Tyler C., 23

STUDENT

“This is the first time after trial and error with a multitude of cycle tracking apps that I have been accurately informed about my cycle each month. Prior to Oura’s Cycle Insights I would waste sanitary products on inaccurate predictions and make inconvenient last minute changes to my schedule.”

Shoe-g U., 53

HEALTHY AGER

“Lifestyle intervention is so powerful to improve your wellness. But first, you need to know what’s really going on in your body. That’s where Oura makes all the difference.”

BEST BUY
PARTNER SINCE 2023

"Oura is leading the way in technology and innovation that's incredibly meaningful for our customers, and its products are best experienced through the right in-store and online journey. That's what makes our partnership so special—bringing together our strengths to create an experience for customers that no one else can."

Patrick McGinnis

CHIEF REVENUE OFFICER, BEST BUY

Partnership Highlights

In April 2023, Oura announced its first U.S.-based, large-scale retail partnership with Best Buy. In October 2023, Oura announced its expansion into the Canadian retail market in continued and expanded partnership with Best Buy.

Oura is shoppable in more than 1,000 Best Buy Stores across the U.S. and Canada. Strong retail presence has been a key catalyst for Oura's growing brand awareness in the U.S. and Canada.

70% of the U.S. population lives within 10 miles of a Best Buy store; shoppers can size themselves in person before purchasing to ensure the perfect fit.

Oura's dynamic in-store presence brings the brand and product to life through visual displays that showcase the features of Oura Ring and the value of Oura Membership.

JOHN LEWIS
& PARTNERS

PARTNER SINCE 2024

"We are focused on bringing exciting and innovative new brands to our customers that we know they will love. As one of the most trusted retailers in the UK for technology, it is important that what we offer will make a real difference to our customers' lives. That is why we are so excited to partner with Oura, which is dedicated to its mission to improve the overall health of its users without compromising style."

Laurence Mitchell

BUYING DIRECTOR, JOHN LEWIS

Partnership Highlights

In May 2024, Oura announced its first UK retail partnership with John Lewis. Retail presence in the UK has been an important driver of Oura's increasing brand awareness in the region.

Oura is shoppable in all 34 John Lewis stores across the UK.

Since launch, Oura has consistently ranked among John Lewis' fastest growing brands and the retailer has reported that one in two rings sold at John Lewis is an Oura Ring.

Dexcom
PARTNER SINCE 2024

"Dexcom offers the most accurate glucose biosensing systems on the market that helps reveal the impact of daily lifestyle choices on glucose levels and enable our users to make informed decisions about their health and overall well-being. Partnering with ŌURA gives us the opportunity to redefine the category again, integrating data from Dexcom glucose biosensors with the continuous insights and metrics measured by Oura Ring. This powerful combination will attract new shared customers who want to better understand the link between activity, sleep, nutrition and their glucose."

Matt Dolan

EVP OF STRATEGY AND CORPORATE DEVELOPMENT, DEXCOM

Partnership Highlights

In November 2024, Oura announced a strategic partnership with Dexcom, a global leader in glucose biosensing. The integration leverages Dexcom's continuous glucose monitoring (CGM) technology, Stelo—the first glucose biosensor cleared for use without a prescription in the U.S.—enabling users to seamlessly track and manage their metabolic health.

The Challenge

To understand metabolic health, CGM users previously had to track glucose levels standalone. Without integrated data, it was difficult for individuals to see the direct, real-time correlation between their glucose and their sleep, stress, activity levels, diet, and health trends over time.

The Solution

Dexcom partnered with Oura to establish integration between Dexcom glucose biosensors and Oura Ring and the Oura App. When users integrate their CGM with the Oura App, their real-time glucose data automatically syncs alongside Oura's member insights, such as vital signs, sleep, stress, diet and nutrition, and activity metrics. This eliminates the guesswork of metabolic tracking by showing how a user's daily habits—like a late-night meal or an afternoon workout—directly stabilize or spike their glucose levels. The integration provides a comprehensive, personalized picture of overall health right inside the Oura App.

PARTNER SINCE 2024
ESSENCE
HEALTHCARE

"At Essence, we are committed to helping members stay healthier every day, not simply treating illness. Through our partnership with Oura and the intelligence of Tom, we're delivering more personalized, proactive care that empowers members while giving physicians deeper insights to support better health."

Jordan Reigel

PRESIDENT OF ESSENCE HEALTHCARE

Partnership Highlights

In October 2024, Oura announced its partnership with Lumeris' Essence Healthcare, known for its comprehensive & high-quality Medicare Advantage health plans, to redefine health management for seniors by integrating advanced wearable technology into their daily lives at no additional cost. In February 2025, the partnership expanded with integration of Oura and Tom, Lumeris' Agentic-AI Primary Care-as-a-Service solution designed to support overburdened physicians and their teams and to provide scaled access to primary care.

The Challenge

Medicare Advantage plans increasingly compete on member experience and perceived value, not just premiums. Essence needed a way to differentiate its plans while supporting preventive care and quality outcomes for seniors.

The Solution

Essence launched Oura Ring + membership as a Fitness & Wellness benefit for eligible Medicare Advantage members at no additional cost. Members can optionally share Oura health data with Essence care teams, supporting Essence's ability to analyze population health insights and inform care management and member and clinician education. To support adoption, Oura and Essence built a dedicated enrollment and education program, including member onboarding, live webinars, and resources to help seniors understand and use their Oura data in everyday health routines.

- Over 25% member adoption in 2025 for eligible plans
- Sleep Score improvements: Essence members improved their Sleep Score by +3.6% vs +1.0% in comparable Oura users over the same period.[1]
- Daily movement gains: Essence members increased low-intensity activity by +17.2% vs +0.5% in the comparison group—evidence of more daily movement, not just exercise spikes.[1]

[1] Based on study including 1,400 Essence members, 800 control subjects, conducted between the dates of January 20th and May 1st 2025.

PARTNER SINCE 2023

"Our customers are more focused than ever on their overall health and well-being, and they want personalized experiences that fit their lifestyle and goals. The individualized information our customers can gain from Oura is a fantastic example of the kind of meaningful data we want to empower them with to enable them to make measurable improvements in their long-term health and ultimately help them live a longer, healthier, better life."

Lindsay Hanson

CHIEF MARKETING OFFICER AND HEAD OF HEALTH AND WELLNESS SOLUTIONS, JOHN HANCOCK

Partnership Highlights

In May 2023, Oura and John Hancock joined forces to bring preventative, personalized health into one of the largest life insurance wellness programs in the U.S. Through this first-of-its-kind collaboration with a life insurer, Oura Ring became the first smart ring to launch with the John Hancock Vitality Program, which uses technology-enabled incentives to help customers take small, everyday steps toward better health.

The Challenge

Life insurance has traditionally operated on a reactive basis: insurers engage with customers mainly at underwriting and at the time a claim is made, with little visibility or influence over the years in between. Meanwhile, policyholders increasingly want health experiences that are personalized and preventative rather than transactional.

The Solution

John Hancock integrated Oura's biometric capabilities directly into its Vitality program. With an Oura Ring and an active Oura Membership, members can:

- Purchase the latest Oura Ring at an exclusive discount
- See patterns and gain insights on rest and recovery automatically — no manual logging
- Earn Vitality Points for healthy sleep and daily mindfulness practices (meditation, breathing exercises in the Oura App)
- Advance their Vitality Status for premium savings, plus retail and travel discounts
- Incentives are earned, not surveilled: John Hancock never sees a member's individual health data. Oura converts private biometric signals into points and status, not raw health records

By pairing behavioral science with tangible financial incentives, the partnership gives John Hancock Vitality members a reason to build sustainable sleep, mindfulness and fitness habits, not just a one-time nudge. It also repositions life insurance itself — from transactional claims processing to a meaningful relationship that actively rewards the daily choices that keep people healthier for longer.

Natural Cycles°

PARTNER SINCE 2022

"We were thrilled when we received FDA clearance to integrate the Oura Ring with the Natural Cycles app. We're proud to work alongside a company that shares our commitment to developing innovative health technologies for women at a time when it has never been more important. With the help of Oura data, we're making hormone-free birth control more convenient and accessible for women."

Dr. Elina Berglund Scherwitzl

CO-FOUNDER AND CEO, NATURAL CYCLES

Partnership Highlights

In August 2022, Oura announced its partnership with Natural Cycles, the first and only FDA-cleared birth control app. The Natural Cycles app, a Class II medical device, is supported by extensive clinical evidence demonstrating 93% effectiveness with typical use and 98% effectiveness with intended use.

The Challenge

The Natural Cycles Birth Control app uses temperature data to determine a user's daily fertility status. Users previously had to manually measure and input their body temperature using an oral thermometer in the morning.

The Solution

Natural Cycles partnered with Oura to become the first wearable integrated with the NC° app, allowing users to automatically sync overnight temperature trend data through Oura's API. By connecting their Oura Ring to the NC° app, users can seamlessly sync their overnight temperature trend data each morning, providing a convenient way to measure temperature with Natural Cycles while preserving the trusted, clinically validated experience.

Today, more than 450,000 women use Natural Cycles with an Oura Ring.[1]

[1] As of June 30, 2026.

PARTNER SINCE 2019

“The Joint Lab will accelerate the realization of our shared goal of reducing the burden of chronic disease. By pairing Oura’s continuous biometric data with our expertise in sleep science and behavior change, we can test new ways of giving people timely and relevant feedback that help them make optimal lifestyle choices every day for better health outcomes.”

Professor Michael Chee

DIRECTOR, CENTRE FOR SLEEP AND COGNITION AT NUS MEDICINE

Partnership Highlights

In October 2025, Oura and the Centre for Sleep and Cognition (CSC) at the Yong Loo Lin School of Medicine, National University of Singapore (NUS Medicine), finalized the opening of the Oura–NUS Joint Lab, a new research entity dedicated to advancing personalized preventive health. The Joint Lab was publicly announced in January 2026. The Joint Lab marks a massive milestone in the partnership between Oura and NUS Medicine.

Oura and NUS have collaborated for seven years. The partnership has resulted in Oura Ring being used in 23 research studies involving over 5,250 research study participants within Singapore and analysis of data of over 275,000 consenting Oura users globally. 20 scientific publications have resulted from the partnership to date.

The research projects conducted have been across a breadth of topics including sleep, physiology, mental health, cardiovascular health, metabolic health, women’s health, and more. Select research projects include evaluating the accuracy of Oura’s sleep tracking, characterizing multi-country differences in nocturnal sleep variability, exploring effects of travel-related sleep disruption, and investigating how day-to-day shifts in wearable biometric data can inform about cardiovascular health and disease risk.

Our Science-Backed Product Design Playbook

At Oura, we build products using a repeatable, science-led development framework designed to introduce novel health insights that are accurate, trusted, and scalable over time. Scientific rigor is not an overlay on our product development—it is embedded throughout our process. Our product development framework follows four core principles:

•	Longitudinal, real-world data as the foundation

•	Individualized physiological baselines, not population averages

•	Independent clinical validation of algorithms

•	Continuous iteration through real-world deployment

This approach is supported by our multidisciplinary scientific organization—including more than 50 PhDs, five MDs, and our Medical Advisory Board—working alongside clinical leadership to guide research priorities, validate new features, and translate scientific evidence into member-facing experiences. Over more than a decade, our science, data science, engineering, and health research teams, together with collaborators at institutions including Harvard Medical School, University of California San Francisco (“UCSF”), University of California San Diego, Stanford University, the University of Tokyo, Scripps Research, the University of Michigan, and University of Oulu, have contributed to more than 175 peer-reviewed publications based on Oura data and methods. We invest meaningfully in research and contribute to the broader clinical and scientific community, helping advance the field of personalized preventative health.

Symptom Radar and Fertile Window demonstrate our science-led process for translating research into marketed features, while contributing to the evidence base that advances personalized health.

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Symptom Radar alerts members to signs of physiological strain. The feature emerged from early scientific collaboration with UCSF, which conducted a study using physiological data collected by Oura Ring from more than 63,000 participants to evaluate whether biosignals could identify patterns associated with physiological strain (the “TemPredict Study”). Building on this research, we advanced our computational models using longitudinal data to incorporate predictive capabilities that alert members to physiological strain. Symptom Radar was initially introduced through Oura Labs and refined through direct member feedback prior to broad release. This dataset has since supported 15 peer-reviewed publications spanning multiple health domains—a proof point for what continuous, real-world biometric data can contribute to population-health.

•

Fertile Window provides members with information about which days of the month they are most likely to conceive. The Fertile Window algorithm is powered by a deep learning model trained on millions of nights of longitudinal Oura Ring data, enabling ovulation prediction to support conception that adapts to individual physiological variation rather than relying on calendar-based assumptions or single-signal heuristics. Two independent clinical studies were conducted over two years, which included daily ultrasound and luteinizing hormone testing. Fertile Window demonstrated ovulation detection accuracy of 96.4% with a ±1.26-day average error.

In addition to traditional clinical trials, Oura increasingly conducts research directly through the app, enabling faster, more scalable, and more participatory evidence generation. App-based, IRB-approved studies allow us to validate hypotheses in large, real-world populations while accelerating product development cycles. For example, as of June 30, 2026, we have enrolled more than 350,000 participants in our investigational Blood Pressure Profile Study, which is designed to evaluate an under development algorithm that uses signals from Oura Ring and member-provided inputs to generate blood pressure-related insights. This work has also generated data which we believe may support potential regulatory submissions.

Through this integrated product development framework—combining longitudinal data, proprietary personalized models, clinical validation, and continuous iteration—Oura has built a repeatable process that scales trust and product innovation as the platform grows.

Industry Trends

We believe the following industry trends will support continued adoption of our platform over time:

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The shift from reactive care toward preventative and proactive health management. Historically, U.S. healthcare spending has been concentrated on treating illness rather than maintaining health, with 80% of expenditures concentrated on 20% of patients, according to Deloitte: The Future of Health estimates. This concentration reflects the predominantly reactive nature of the system: resources follow disease, not health. This model has resulted in uneven outcomes and incentivizes stakeholders to explore preventative approaches. Deloitte estimates promoting health spend—encompassing wellness, prevention and proactive health management—of over $1 trillion in 2023 and exceeding $2 trillion by 2030, representing approximately one-third of total healthcare spend. This growth reflects evolving consumer preferences and a growing recognition among payors, employers and health systems that earlier intervention and continuous monitoring can reduce downstream costs and improve long-term outcomes.

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Consumers increasingly fund their healthcare, investing in preventative solutions. Out-of-pocket healthcare expenditures in the United States reached $557 billion in 2024 and have grown substantially in recent years, both in absolute dollars and as a portion of household spending. As individuals assume greater financial responsibility for their health, they are allocating more spend toward proactive, prevention-oriented tools and increasingly leveraging digital platforms and AI-driven assistants to interpret health data, and inform health decisions. This shift reflects evolving expectations for consumer-friendly services and measurable outcomes, expanding demand for solutions that can be adopted independently of traditional healthcare systems.

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Technology developments across AI and wearables unlock a new model for care. Healthcare represents one of the largest sectors of the economy, commanding $5.3 trillion in U.S. spending in 2024. Over 60% is spent on human services and labor, while less than 3% is invested in technology. Recent advances in AI, biometric sensing, and cloud computing are enabling a new category of health tools capable of enhancing clinical reasoning, patient engagement, and continuous monitoring beyond episodic care. At the same time, improvements in sensor accuracy, miniaturization, and power efficiency are increasing the quality and continuity of data capture, supporting more precise, personalized and real-time insights. We view the convergence of wearables and AI as a foundational interface to understand health patterns, detect and predict risk, and act on health in real time. We believe this new model for care shifts the opportunity set from tens of billions in healthcare IT spend to trillions in healthcare services spend.

Our Market Opportunity

We have a broad addressable market and are early in our penetration. We compete in the global wearables market, and we believe our opportunity extends beyond traditional wearable use cases centered on activity and fitness tracking. According to IDC, global shipments of wearable devices, including rings, smartwatches and wrist-worn trackers, totaled approximately 212 million units in the 12 months ended June 30, 2026. Within the wearables market, we are the category leader in smart rings, a segment defined by continuous wear, comfort and holistic health and wellness insights. In the year ended June 30, 2026, we sold 3.6 million Oura Rings, representing approximately 2% penetration of the global wearables market. As we continue to expand awareness and international distribution, we believe we have significant opportunity to increase our market share.

Our ambition is to take share within the existing wearable market and to grow the market by continuing to redefine what consumers expect from personal health technology. People come to Oura because we give their body a voice through data-driven insights and guidance across health and wellness use cases. We help individuals better navigate their health journeys holistically across life stages and health needs: from monitoring sleep to understanding the physiological changes of pregnancy or aiding an individual in their management of a chronic condition. Our diverse set of use cases attract consumers who have not historically engaged with wearable devices as well as consumers who may already use another wearable device. According to our New Member Satisfaction Survey, results as of June 30, 2026, 33% of new members reported that Oura was their first wearable device, demonstrating our active expansion of the wearables market. At the same time, approximately 29% of new members reported replacing their existing wearable with Oura and 37% reported wearing another wearable concurrently, selecting Oura as a complementary health-focused device, citing nighttime comfort, passive tracking and accuracy. Together, these dynamics support both continued share gains within the wearables market and expansion of the market itself as we add new health features and address additional use cases.

The capabilities we have built also create opportunities beyond the traditional wearables market. The Oura Membership offers a growing suite of features and services that enhance engagement and extend value across health journeys, including nutritional insights and guidance, conception planning and fertility insights, blood testing and analysis, and therapy and medication monitoring. According to Statista, the categories in which we currently participate, or may participate in the future—including fitness trackers, health and wellness coaching, selected digital care management applications, digital therapeutics, and selected connected biosensor categories—represent a global market opportunity exceeding $90 billion in 2026, which we view as our SAM.1

Long-Term Market Opportunity

We believe our long-term market opportunity extends into the broader preventative healthcare market. While we have grown to 5.0 million Paid Members as of June 30, 2026, we believe our platform can support significantly larger populations as we expand access, build clinical evidence, and deepen integrations with health plans, employers, and care providers.

Today, Oura Ring and Oura Membership are eligible for reimbursement through HSA and FSA programs and are increasingly incorporated into employer-sponsored and Medicare Advantage offerings. We are also seeing early expansion into connected care pathways, where continuous biometric data can support a more personalized and proactive approach to patient care. For example, we partner with Lumeris’ Essence Healthcare to make Oura Ring and Oura Membership available to its Medicare Advantage plan beneficiaries, where our continuous data and proprietary algorithms allow members to gain insight into their own sleep activity, heart health and stress. In addition, members can choose to share Oura Ring data with their treating providers.

[1]

We calculated this estimate by aggregating Statista’s 2026 global revenue estimates for categories that we believe correspond to Oura Ring, Oura Membership, and our current and planned features, including certain features and features we believe we may be able to market if we receive marketing authorization at a future date, including fitness, sleep, nutrition, fertility, metabolic health, and other health insights. These categories include fitness trackers, including devices intended for fitness and motion tracking ($44.9 billion); health and wellness coaching, including fitness, meditation, mindfulness and nutrition applications ($22.3 billion); selected digital care management applications, including contraception and fertility applications ($2.6 billion); digital therapeutics, including software-based interventions to help manage medical conditions ($8.4 billion); and selected connected biosensors, including smart glucose and blood pressure meters ($13.1 billion).

We believe these use cases represent an early foundation for a larger opportunity aligned with the structural evolution of healthcare delivery. Globally, billions of people are affected by chronic and episodic conditions: approximately 612 million with cardiovascular disease, 936 million with sleep apnea, 110 million with infertility, and 3 billion living overweight or with obesity, amongst others. Across many of these conditions, the highest clinical and economic costs are often the ones that could have been prevented. The U.S. healthcare system spends the vast majority of its resources treating conditions that are, in many cases, the downstream consequence of years of unmonitored physiological change. Our model inverts this: rather than waiting for a patient to present with symptoms, we generate a continuous, longitudinal record of certain metrics of an individual’s health and wellness that can identify deviation from baseline, flag emerging risk and inform decision-making in real time. As we continue to build clinical validation, seek regulatory authorizations and certifications for products and features that require them, deepen integration with health systems, and expand access, we believe Oura will become a valued tool in preventative care.

Our Go-to-Market Strategy

Our go-to-market strategy translates our member love and strong brand trust into an efficient, omnichannel distribution model. Approximately 40% of new member acquisition is organic, driven by word-of-mouth, referrals, and community-led discovery as members share the value they experience from Oura in their daily lives. We complement this organic, brand-led demand with broad access across direct-to-consumer and wholesale, which includes retail and enterprise partners, meeting potential members across online and offline touchpoints while maintaining a consistent and trusted product experience. Together, this approach enables durable, capital-efficient member acquisition while preserving the authenticity and integrity of the Oura brand as we scale.

This organic momentum is fueled by deep member engagement and sustained product value. As members receive actionable insights across an expanding set of health and wellness pillars that meaningfully improve their daily well-being, they naturally share their experiences with others, creating a durable source of inbound demand. Everyday engagement and passion around shared metrics, such as readiness, recovery, and cardiovascular health, encourage interactions, conversation, and discovery in a way that reinforces habitual use and advocacy. Social and community-oriented product features—including shared insights and group-based engagement—further support discovery and adoption. Our virality has helped increase brand awareness, with aided brand awareness in the United States increasing from approximately 15% in the first quarter of fiscal 2024 to approximately 38% in the third quarter of fiscal 2026, according to our Quarterly Brand Tracking Study conducted by YouGov. Together, this member-led growth reflects both the strength of our product experience and the trust our brand has earned as a health and wellness platform.

Our product-led virality unlocks the success of our omnichannel market strategy, which includes the following distribution channels:

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Direct-to-Consumer. Our direct-to-consumer channel is a foundational element of our go-to-market strategy and enables us to manage the end-to-end member experience across education, conversation, subscription activation, and ongoing engagement. Through our online properties, including country-specific websites and mobile applications, we provide a guided and intuitive purchase and onboarding experience designed to clearly communicate product value and support informed adoption. All membership sales occur on our direct-to-consumer properties. Our digital infrastructure also allows for rich data collection and continuous experimentation for data-driven optimization across key business variables, including promotions, onboarding flows, subscription activation and conversion efficiency, helping inform our marketing mix and attribution models over time. Our direct-to-consumer approach enhances our margins and operating efficiency and reinforces a consistent and trusted brand experience at scale.

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Retail. We partner with retailers to increase accessibility, support product discovery, provide in-store sizing and inventory availability during periods of peak demand, and reach new customer segments across established and new markets. Physical retail is particularly important for enabling potential members to see, touch, and try Oura Ring in person, helping demystify the product, communicate design and comfort, and build confidence at the point of purchase. Our retail presence meaningfully expands distribution and brand visibility while maintaining a consistent product experience. Our footprint has reached approximately 8,400 retail doors globally. In fiscal 2025 we entered 20 new markets and added 39 new retail partners, and in the first three quarters of fiscal 2026 we entered 15 new markets and added 70 new retail partners, reflecting our deliberate approach to scaling distribution through high-quality relationships. In the United States, our partners include national retailers such as Best Buy, Costco, Target, and Walmart. We also collaborate with established retail platforms in international markets including Harrods, John Lewis, and JB Hi-Fi and global retailers like Amazon to support efficient market entry and market-specific expansion. We believe our retail strategy allows us to balance near-term channel economics with longer-term benefits from increased brand awareness, hands-on product trial, and downstream demand across other channels.

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Go-to-Market Partners. We complement our direct-to-consumer and retail distribution with strategic partners and relationships that expand accessibility and integrate Oura into broader health and wellness-oriented ecosystems. These partners are designed to reduce friction in the purchase decision while supporting adoption across a range of use cases. Oura was the first consumer health wearable to qualify for purchase through tax-advantaged HSAs and FSAs, enabling subsidized access and broader institutional distribution. We also partner with American Express to offer Platinum Card Members up to $200 in annual statement credits towards their Oura Ring purchase. We believe these partnerships extend our reach beyond traditional consumer channels, support diversified demand and reinforce the clinical credibility, utility and long-term relevance of our platform.

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Enterprise. Our enterprise motion enables us to scale distribution beyond traditional consumer channels by distributing Oura to organizations such as sports teams, government organizations, research institutions, and corporations. We employ a dedicated enterprise salesforce with quota-bearing sellers that target health insurers, employers and government institutions. This motion enables us to embed our platform within existing benefit, wellness and readiness programs, increasing reach and adoption among large, pre-qualified member cohorts. Our partnership with Cigna demonstrates this—eligible customers of Cigna’s employer plans receive Oura Ring and Oura Membership as a covered wellness benefit.

Our Competitive Strengths

We believe the following attributes and capabilities represent our core strengths and provide us valuable competitive advantages:

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Trusted, Category-Defining Consumer Health Brand. Oura has built a distinctive brand at the intersection of consumer, healthcare, and technology—defined by trust, personal connection, and insights people depend on in their daily lives. Oura is often embedded in the most meaningful moments of a member’s life—a health scare, a pregnancy, a commitment to change—and members credit Oura as instrumental, with statements like “Oura helped me start a family” and “Oura empowered me to change my life.” These experiences create an emotional bond that transforms members into passionate advocates. This bond is reinforced by our commitment to science, clinical validation, and responsible data stewardship, anchored in a privacy-first model and a promise to never share personal health data without consent. In a category where trust is essential, members feel confident integrating Oura into their lives. This combination of emotional connection, trust, and utility drives sustained engagement and reinforces Oura as a brand members depend on.

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Purpose-Built, Patented Ring Form Factor with Industry-Leading Accuracy. Oura Ring is specifically designed for continuous, unobtrusive wear, enabling high-fidelity physiological data capture in everyday life. Our patented finger-based form factor and Smart Sensing technology deliver industry-leading accuracy and are critical to our advantage. In the third quarter of fiscal 2026, Paid Members wore Oura Ring for a median of approximately 23 hours per day, enabling continuous data capture that can help our members understand their bodies, recognize patterns early, and act with greater intention and precision. Our strength is particularly pronounced during nighttime use, when the body is at rest and physiological signals are more stable, resulting in a higher signal-to-noise ratio that enables more precise measurement, earlier detection of subtle deviations and more reliable predictive insights. This near-constant wear creates a unique data moat that powers our insights and models. As of June 30, 2026, our hardware innovations were protected by more than 1,140 patents and patent applications, reinforcing our leadership in the smart ring category.

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Large-Scale Longitudinal Dataset Powering AI Models and Insights. Over more than a decade, we believe we have amassed one of the largest and highest-quality longitudinal biometric datasets in consumer health, tracking over 50 health and wellness metrics and representing nearly 42 billion hours of physiological data. This dataset powers our AI and machine-learning models, which decode complex physiological patterns and improve in accuracy, personalization, and predictive capability as member histories deepen—creating a compounding data advantage that is difficult to replicate.

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Scalable Platform Built to Expand. Our platform is designed to expand health insight coverage in a disciplined and credible manner. At the core of our platform is a repeatable development playbook that combines longitudinal real-world data, proprietary physiological models, independent clinical validation, and rapid iteration using member feedback. This approach enables us to translate scientific research into member-facing features with lower execution risk, faster iteration, and higher credibility as we expand into new Health Pillars. In parallel, our flexible platform architecture supports a robust ecosystem of partners whose complementary capabilities can be integrated efficiently, allowing us to extend functionality without assuming the full burden of in-house development. Together, this operating model allows us to launch new capabilities, integrate complementary partner functionality, and scale insight depth and breadth efficiently—without incremental hardware complexity or compromising trust.

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Structurally Durable Member Engagement. Members often come to Oura for a specific need—such as improving sleep or trying to conceive—but remain engaged as their health priorities evolve over time. Oura links these needs into a unified, longitudinal experience. A woman’s health journey is a compelling example, spanning from menarche through contraception, conception, pregnancy, perimenopause, menopause, and ultimately healthy aging—each stage building on the last. Oura is not a point solution for a single season of life, but a long-term health companion that carries forward what it has learned, deepening trust with every transition. This continuity drives habitual engagement, reflected in a DAU-to-MAU Ratio of approximately 65% during the first three quarters of fiscal 2026, and supports expanding lifetime value and long-term retention.

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Capital-Efficient, Product-Led Growth Engine. Oura’s go-to-market strategy translates member trust and product value into efficient acquisition. Approximately 40% of new members are acquired organically through word-of-mouth, supplemented by a diversified omnichannel strategy spanning direct-to-consumer, retail, and strategic partners. This approach expands reach, supports efficient market entry and international expansion, and minimizes customer acquisition costs while maintaining brand consistency and integrity.

•	Attractive Hardware-Plus-Software Subscription Economic Model. We operate an integrated hardware-plus-membership business model that combines strong upfront unit economics with recurring, high-margin subscription revenue. Hardware sales are designed to offset customer acquisition costs at the point of purchase, while Oura Membership subscription extends lifetime value through predictable, recurring revenue supported by strong retention. As of June 30, 2026, we had 5.0 million Paid Members and our Weighted-Average 12-Month Paid Member Retention was approximately 85%, and our installed base continues to grow. This economic model allows Oura to invest in innovation in Hardware, Software, AI, and science to deepen our technology moat.

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Experienced, Mission-Driven Management Team to Lead Execution. Our leadership team has a proven track record of scaling consumer, health, and technology businesses. Our mission—to empower people to live healthier, longer—is integral to every decision we make. This singular focus on health guides everything from hardware development to the features we launch. This clarity of purpose positions us to execute with discipline as we build a generational company that has a positive impact on millions of lives.

Our Growth Strategy

Product innovation is the primary driver of our long-term growth, supported by increased distribution and channel expansion. Together these elements drive adoption, member value, and retention over time. Key elements of our growth strategy include:

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Increase penetration in our existing market. In the 12 months ended June 30, 2026, we sold 3.6 million Oura Rings, representing approximately 2% penetration of the global wearables market. We believe we can increase market share through continued product innovation, brand awareness, and distribution expansion. Our U.S. aided brand awareness was approximately 38% in the third quarter of fiscal 2026, according to our Quarterly Brand Tracking Study conducted by YouGov. We plan to continue investing in our brand to increase awareness and understanding of our differentiated offering.

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Expand into new geographies. We are early in our international expansion efforts, with less than 20% of Hardware Revenue generated outside the United States in the nine months ended June 30, 2026. We plan to expand into underpenetrated markets using a disciplined, localized go-to-market approach, leveraging DTC demand signals to establish proof points before scaling through retail partnerships and broader marketing investment.

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Leverage our platform to launch new products and increase member value. Product innovation is the primary driver of our long-term growth. We leverage our platform to expand (i) hardware capabilities to improve sensing, accuracy, and wearability, (ii) our Membership through deeper and more personalized insights and predictions, and (iii) complementary products and services that broaden use cases and increase engagement and utility.

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Oura Ring. We plan to continue enhancing capability, wearability and accessibility across a portfolio of rings to broaden adoption. Our strategy includes investing in flagship rings that showcase our latest sensing technologies, hardware innovations, and miniaturized form factors, alongside more accessible offerings designed to lower barriers to entry and bring a broader population into the Oura ecosystem. New generations drive first-time acquisition and repeat purchase cycles, while higher-fidelity data improves insight accuracy and reinforces retention. We are also exploring select adjacent capabilities, such as payments, identity and integration with access control systems, that enhance the utility and everyday relevance of the ring, which in turn strengthens the overall value proposition.

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Membership. We have launched new product features and integrations every quarter, increasing the value delivered to our members over time. We will continue to expand the breadth and depth of our membership offering. We expect new capabilities to drive demand, as well as increase retention and engagement of existing members. As the membership value continues to expand, we expect to have opportunities to evolve pricing and packaging in a manner aligned with delivered value.

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Add-On Products and Services. We intend to expand our platform through complementary add-on products and services that add new capabilities and increase engagement across core Health Pillars. Products such as blood panels (provided by Quest), metabolic sensing capabilities, including glucose biosensors (in partnership with Dexcom), and care services (in partnership with Counsel Health) are designed to layer additional data and services onto the existing member experience. By integrating these offerings into our platform, we can broaden use cases, deepen personalization and support higher member lifetime value over time. We generally expect to fund these initiatives through operating cash flows and existing capital resources. We expect to introduce add-on products and services in phases, informed by the maturity of the underlying technology, the readiness of our partner ecosystem, and the applicable regulatory pathway for each offering.

•	Expand our Partner Network to extend reach and increase value. Oura extends its platform through strategic partnerships that (i) expand distribution and reach and (ii) increase our ecosystem value.

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Partnerships expand distribution and reach. We expand our reach through select partnerships that integrate Oura into existing consumer ecosystems and purchasing workflows. These partnerships include premium brands, such as American Express Platinum and Lululemon, as well as HSA and FSA stores, which enable eligible consumers to purchase Oura using pre-tax dollars. We will continue to add partners where they improve reach to high-intent customer segments, increase brand awareness, broaden accessibility, and enhance acquisition efficiency.

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Partnerships increase our ecosystem value. Oura extends its platform through strategic partnerships that integrate third-party clinical, physiological, and health data into a single member experience. Partners choose Oura for access to a large, health-motivated global consumer base and high-quality first-party physiological data. We have established a robust partnership ecosystem across key health use cases—including Natural Cycles (women’s health), Dexcom (metabolic health), and Strava (activity), among others—and connected care pathways with Essence Healthcare, Lumeris and its Agentic AI Tom platform, and Maven Clinic. We see a significant opportunity to expand this network further, increasing Oura’s utility and relevance across a broader set of members.

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Develop emerging channels to broaden access over time. We believe enterprise, employer, and healthcare channels can become differentiated distribution opportunities over time. As organizations provide access to Oura as part of care pathways and benefit offerings, we are able to increase accessibility while expanding demand. We believe this model supports efficient member growth and introduces alternative acquisition economics through subsidized or employer-sponsored adoption.

Oura Member Experience

Oura member experience is designed to be intuitive, personalized, and frictionless, combining unobtrusive hardware, Oura Ring, with a thoughtfully designed software interface, Oura App, that helps members understand and act on their health over time. Our Finnish design heritage reflects a philosophy of simplicity, functionality and sophistication, which members view as both premium and enduring. Our software establishes personalized baselines based on data ingested from our hardware and other third-party data sources and presents insights in a personalized, dynamic and contextual manner. Our products operate passively without requiring manual input, enabling members to receive insights as part of their everyday routines rather than through episodic check-ins or goal-based activity logging. While our products form the foundation of the member experience, the relationship is elevated by trust in the Oura brand—reinforced through clinical credibility and a clear commitment to privacy, including a promise to never share personal data without consent.

Oura Ring. Oura Ring is a smart ring designed for continuous, all-day and overnight wear. Our ring has evolved across multiple generations, with each iteration incorporating advances in sensor technology, battery life, durability, and comfort to support consistent, long-term use. Earlier generations focused on establishing reliable sleep and recovery measurement, while subsequent generations expanded sensing capabilities and improved wearability, enabling broader, all-day health insights. Over time, the product has evolved from a primarily sleep-focused device to a platform capable of supporting a wide range of daily health and wellness use cases. Oura Ring 5 represents the latest generation of the product and is designed to balance high-fidelity data collection with a form factor suitable for everyday life.

Oura Ring 5 introduced a durable, scratch-resistant fully titanium construction and, at 40% smaller than Oura Ring 4, is the world’s smallest smart ring. Oura Ring 5 features precision-engineered, low-profile sensor domes that improve skin contact, more efficient LEDs, and 12 stronger, more accurate signal pathways. Together, these new sensor optical design details deliver more accurate metrics on key features and high fidelity signals. These advances enable even more reliable continuous monitoring, while also supporting longer battery life. Together, these enhancements reflect Oura’s continued focus on improving measurement fidelity, comfort, and personalization, reinforcing Oura Ring as a research-grade, everyday health wearable.

Oura Ring is offered in a range of finishes, materials, and sizes, allowing members to select a ring that reflects their personal style while maintaining consistent functionality across configurations.

The standard Oura Ring 5 is available in multiple metallic finishes, including Silver, Black, Brushed Silver, Stealth, Gold, and Deep Rose, with pricing starting at approximately $399 and increasing to $499 for premium finishes.

Oura Ring 4
7.90 mm wide
2.88-3.51 mm thick
Oura Ring 5
6.09 mm wide
2.28 mm thick

Oura App. Oura App, available on iOS and Android in 21 languages, is the primary interface through which members access and engage with their health data. It is designed to present insights to members clearly and intuitively, offering both high-level daily summaries and the ability to explore deeper detail over time. We designed our app to support different engagement styles, enabling members to move seamlessly between quick check-ins and more comprehensive trend analysis, with information organized into distinct sections that reflect these usage patterns. As of June 30, 2026, the Oura App maintained a 4.9 out of 5.0 rating on the Apple App Store.

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Today. The Today view functions as a dynamic home screen and is typically the first screen members see when opening the app. It provides a curated snapshot of current health status based on recent data, including overnight measurements and recent activity. This view highlights their Readiness Score, notable updates, emerging patterns, and suggested actions, allowing members to visualize daily components, often contributing to mood and energy levels, with recommended steps to improve them. For many members, this screen serves as the primary daily touchpoint with our product. Members may see reflections on recovery, stress, or recent behaviors, helping guide day-to-day decisions without requiring interpretation of raw data.

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Vitals. The Vitals section organizes core health metrics into distinct cards, each focused on a major dimension of health, including Readiness, Sleep, Activity, Cycles, Stress, and Glucose (for members that have the integration). The Readiness, Sleep, and Activity cards provide a daily score based on various contributing signals which members can further explore by clicking on each respective card. The Stress and Glucose cards feature a concise summary of current status, including historical tracking and recent trends. For women, the Cycles card allows period logging, shows current cycle phase, tracks cycle length and variability, and predicts fertile windows to support conception. Members can view how a given metric compares to their own historical baseline and observe how it has changed over time. This structure allows members to focus on specific areas of interest while maintaining an understanding of how different physiological signals relate to one another.

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My Health. The My Health tab is designed to help members see the bigger picture of their well-being by bringing together key health signals and habits over time. It maps out ratings over time across Sleep Health, Stress Management, and Heart Health. Rating levels include “Thriving,” “Looking Good,” “Room to Improve,” and “Needs Care,” with additional context and underlying metrics available within each health area. The My Health tab also surfaces longer-term views of everyday behaviors, including average calorie burn, average daily steps, sleep regularity, and cycle regularity. For members seeking a deeper understanding, My Health includes access to additional views such as reports across defined time periods, Health Panels that facilitate access to and display results of comprehensive lab testing across a broad set of health biomarkers, and Chronotype insights that reflect individual circadian preferences.

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Oura Advisor. Oura Advisor provides an AI-powered conversational interface that allows members to explore their data through natural-language interaction. Members can ask questions about recent changes, review patterns across time, and receive plain-language explanations grounded in their own historical data. Oura Advisor can reference prior trends and contextual information to help explain why a metric may have changed or what factors may be contributing. Advisor is intended to reduce the effort required to interpret complex or evolving signals by translating data into understandable context. For women’s health use cases, a dedicated experience supports questions related to cycles, fertility, pregnancy, and menopause, incorporating both scientific research and individual physiological context. Advisor is designed to assist with interpretation and understanding, helping members make sense of their data rather than prescribing or delivering medical care. Oura Advisor also serves as the entry point for Oura Women’s health expert and Medical AI.

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Additional Tools and Insights. Our app also provides a range of features that support additional exploration and personalization. For example, users are able to upload their blood lab results to the system directly, and Oura Health Records allows users to securely connect health records in the Oura app.

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Oura Labs. Oura Labs offers early access to select experimental features, enabling members to explore new insights and product capabilities as they are developed and refined. For example, new features (such as Brain Health Check-in, Oura Health Records, or Medical AI) made their debut in Oura Labs in 2026, as did major clinical research programs like the Blood Pressure Profile Study.

Seamless opt-in to Oura Lab trials to power the development of future features

Oura Labs
Try new experimental features
Here in the Oura Labs you can access and test new experimental features before they are potentially added to the Oura App.
Currently testing
New Advisor Model
Give feedback
Brain Health
Give feedback
Available for testing

•	Trends and Reports. Trends and reports allow members to analyze patterns over time through structured summaries across weekly, monthly, and longer-term periods.

•	Meals. This feature supports meal logging, including photo capture and automatic identification, with associated nutritional and timing-based feedback.

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GLP-1 Insights. This is a dedicated companion experience designed for members taking GLP-1 medications. It combines biometric data with the GLP-1 specific context, including tracking doses, logging symptoms, and providing personalized insights, to help deliver a more holistic view of individual progress and overall health.

•	Glucose. This feature enables members to view glucose data through a direct integration with the Stelo glucose biosensor by Dexcom, presented alongside sleep, activity, stress, and meal timing.

Integrated continuous glucose monitoring data to visualize blood sugar trends

Glucose
Today
125 mg/dL
12:30 PM
140 mg/dL
70 mg/dL
10am
12pm
2pm
Meals
Daily movement
Lasagna
12:30 PM Lunch 45 min above range
Time above range
OPTIMAL
45 min

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Health Panels. This feature enables members to schedule comprehensive lab tests that measure 50 health biomarkers and to get results and insights on results all within Oura App. This feature includes assistance with scheduling and setting reminders for appointments.

•	Circles. This feature allows members to share select insights with trusted individuals, encouraging connection, check-ins, and shared progress over time.

Securely share readiness, sleep and activity cores with friends and family to build supportive, health-focused communities

Family
Sophie
Readiness
79
Sleep
71
Activity
90
Steve (you)
Readiness
84
Sleep
83
Activity
94
Invite member

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Explore. Explore provides members with access to guided mindfulness and breathing techniques to support relaxation and stress management—factors linked to overall mood and health. This feature also delivers in-app educational content that explains health metrics, features, and trends to help members better understand and interpret their data.

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Integrations. Integrations connect the Oura platform with select third-party sensing integrations, such as DexCom Stelo, and third party services, such as Strava, to sync workout activities, expanding the breadth of insights available.

Sync data with leading fitness, nutrition, and wellness apps for a holistic view on health

Integrations
Expand your health journey
Connect Oura to popular health apps
Manage your integrations
Additional sensing
Dexcom Stelo
See your glucose data with Stelo and discover the foods that work for you.
Health Panels
Get insights from your blood work and understand what your results say about your health.

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Health Radar. Health Radar is designed to surface significant changes in health metrics and identify deviations from personal baseline patterns early, so members can proactively take action before issues become urgent. Health Radar features include Symptom Radar, Blood Pressure Signals and Nighttime Breathing.

¡

Blood Pressure Signals: This feature tracks trends in cardiovascular-related patterns and surfaces information when it identifies trend changes in patterns that may be associated with blood pressure variation.

¡	Nighttime Breathing: This feature provides a 30-day rolling view of sleep-related breathing patterns and disturbances.

Member Support. We provide member support through digitally delivered resources designed to assist members in using and maintaining Oura Ring, Oura App, and Oura Membership. Support includes online help content, in-app guidance, and direct support channels for device setup and troubleshooting, app functionality and billing or membership questions. Our support infrastructure is designed to scale alongside our growing member base while operating as an integrated component of the overall membership experience.

Together, Oura Ring, Oura App, and member support create a unified member experience designed to support ongoing awareness and reflection. By combining continuous data capture with an interface that accommodates both brief daily check-ins and deeper longitudinal review, the Oura experience enables members to better understand their bodies, recognize meaningful patterns, and engage with their health on their own terms over time. The experience is designed to evolve with the member, becoming more personalized and informational as longitudinal history accumulates.

Competition

The consumer wearable and digital health markets in which we operate are competitive and rapidly evolving. We compete with a range of solutions, including general-purpose smartwatches and trackers offered by large technology companies such as Apple, Google (including Fitbit), and Samsung; fitness-oriented or activity-specific wearables, which are primarily wrist-based, such as Coros, Garmin, and Whoop; and software-based health and wellness companies that provide device-agnostic insights. Many of these competitors have substantial resources, diversified product portfolios, established supply chains and distribution channels, strong global brand recognition, and significant financial, marketing, and research and development capabilities. In many cases, however, these solutions are designed to prioritize broad functionality, notifications, or activity and fitness tracking, rather than delivering continuous, longitudinal health intelligence optimized for everyday decision-making over time. We believe competition in our market is shaped less by feature breadth and more by a product’s ability to support consistent wear, generate high-quality longitudinal data, and translate complex physiological signals into trusted, actionable guidance that fits seamlessly into daily life. Many consumers use multiple devices or applications concurrently, and Oura is frequently used alongside other platforms as a complementary health companion. We expect competitive intensity to increase as consumer demand for proactive and preventative health solutions continues to grow.

The principal competitive factors in our market include:

•	Ability to support continuous, longitudinal wear

•	Accuracy, consistency, and grounding of insights

•	Data privacy, security, and trust practices

•	Comfort, form factor, visual appeal and everyday usability

•	Product quality, durability, and design

•	Battery life and convenience

•	Breadth and relevance of health-related use cases

•	Pricing and perceived value

•	Ecosystem of integration, distribution, and technology partners

•	Brand awareness and reputation

We believe these attributes position Oura to compete effectively in a market where long-term engagement, high-quality data, and trust drive durable value creation. Oura is exclusively focused on health, with a platform designed to be interoperable across devices and operating systems, aligning our incentives with our members’ health outcomes rather than any single ecosystem.

Intellectual Property

Our intellectual property is a critical component of our business, and we believe that our ability to develop and protect our intellectual property is important to developing and maintaining our competitive position in the wearables market. We rely on a combination of trademark, patent, copyright, and trade secret laws and contractual restrictions to establish and protect our proprietary rights.

As of June 30, 2026, our intellectual property portfolio includes 502 trademark registrations and applications, 53 copyright registrations and applications, and 1,140 patents and patent applications (including 299 design patents and applications). We consider the Oura®, Ōura®, Ō®, and Oura Ring trademarks, the proprietary software for our products and services, our machine learning algorithms and the datasets we use to train such algorithms, and our seminal smart ring form factor patent family (the core patent of which has been found valid by both the ITC and PTAB) to be among our most valuable intellectual property assets. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective.

We consider our smart ring form factor patent family to be among our most significant patent assets. This family includes U.S. utility patents issued to Ouraring Inc. that expire in November 2034, including U.S. Patent Nos. 11,868,178, 12,353,244, and 12,222,759, and corresponding pending European patent applications that extend our intellectual property coverage across key international markets. We also own U.S. design patents covering the form factor of various generations of Oura Ring, including U.S. Patent Nos. D951,786, D1,008,058, D1,043,412, and D1,063,935, which expire between May 2037 and February 2040. We do not currently rely on any material patents licensed from third parties.

We control access to our intellectual property (including our trade secrets) and other confidential information through internal and external controls. Our trade secrets include proprietary algorithms, proprietary datasets, workflow tools, and operational processes. We maintain a policy requiring our employees, contractors, consultants, and other third parties to enter into confidentiality and proprietary rights agreements to control access to and non-disclosure of our trade secrets and other confidential information.

We believe that we have taken reasonable efforts to protect and police our intellectual property rights, but no assurance can be given that we will be able to successfully enforce or protect our rights if they are infringed upon or challenged by a third party. See “Risk Factors—Risks Related to Information Technology, Intellectual Property, Data Security, and Privacy—Our failure or inability to protect or enforce our intellectual property rights, or claims by others that we infringe their rights, could diminish our brand and competitive position and adversely affect our business, financial condition, and results of operations.”

Manufacturing and Supply Chain

We work with a network of specialized suppliers to design components tailored to Oura’s sensing and form-factor requirements. We do not own or operate manufacturing facilities. We rely on third-party contract manufacturers and component suppliers to produce Oura Ring and its associated accessories.

Our products are manufactured by contract manufacturing partners with operations in foreign locations. Under our manufacturing services agreements, our contract manufacturers procure components in accordance with our approved specifications and bills of materials, manage production scheduling based on our purchase orders and rolling forecasts, and assemble our products to our detailed specifications. Our contract manufacturers are required to manufacture our products in accordance with industry-recognized quality standards and mutually agreed acceptance test procedures designed to verify compliance with our specifications. We maintain internal quality oversight processes, including specification development and ongoing monitoring.

Oura Ring incorporates specialized electronic components and materials sourced from a limited number of suppliers across multiple countries. A majority of our components are dual-sourced, enforcing a resilient and robust supply chain, and for some particular components we rely on a single source.

We utilize third-party logistics providers to manage warehousing, fulfillment, and global distribution of our products. These arrangements support fulfillment across both our DTC channels and wholesale distribution partners.

To anticipate periods of high demand, we may commit to components in advance of typical lead times, including through non-cancellable orders or similar arrangements, or take other measures to help secure future supply and manufacturing capacity.

Our supply chain is subject to risks, including our reliance on a limited number of contract manufacturers and suppliers, geographic concentration of manufacturing and supply chain operations in Northern Europe and Asia, and potential disruptions from geopolitical events, natural disasters, trade restrictions, tariffs, and other factors beyond our control. See “Risk Factors—Risk Related to Our Business and Industry—We do not have internal manufacturing capabilities and rely on a limited number of contract manufacturers and suppliers, certain of whom are single-source providers, for the production of Oura Ring. Any disruption, capacity constraint, quality issue, or price increase could result in product shortages, delays, increased costs, or quality issues that could adversely affect our business, financial condition, and results of operations.”

Government Regulation

We are subject to the laws and regulations of various jurisdictions and governmental agencies affecting our operations in areas including, with respect to some of our products and features, the regulations of the U.S. Food and Drug Administration (“FDA”) and other federal and state authorities in the United States, as well as comparable regulatory authorities outside of the United States. We are also subject to laws governing: the use of Artificial Intelligence, including Regulation (EU) 2024/1689 (the “EU AI Act”); intellectual property; tax; import and export requirements; anti-corruption; economic and trade sanctions; national security and foreign investment; foreign exchange controls and cash repatriation restrictions; data privacy and security requirements; data sharing restrictions; competition; advertising; employment; product regulations; environment, health and safety requirements; and consumer laws.

Data Privacy and Security Laws and Regulations

Our business includes the processing of Personal Information and other health-related information of: consumers; our employees and other workforce members; our customers’ patients, plan members, employees, research participants, and other end users; and other third parties. We may also process protected health information (“PHI”) when acting as a “business associate” on behalf of our “covered entity” customers for certain parts of our business (as such terms are defined under the Health Insurance Portability and Accountability Act (“HIPAA”)). We are subject to numerous state, federal, and foreign laws, regulations, and standards governing the collection, use, disclosure, confidentiality, and security of health-related and other Personal Information, including data breach notification laws, health information privacy and security laws, and consumer protection laws. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

In the United States, we are subject to HIPAA when acting as a business associate, which establishes privacy and security standards for the use and disclosure of PHI, including breach notification requirements. We are also subject to Federal Trade Commission (“FTC”) regulations regarding unfair or deceptive acts involving health-related privacy and security, such as the Health Breach Notification Rule (“HBNR”), which may require us to notify consumers following a breach of unsecured health information. At the state level, we may be subject to state patient privacy laws not preempted by HIPAA and FTC regulations. In addition, we are subject to state consumer privacy laws, such as the California Consumer Privacy Act (“CCPA”), and state consumer health data privacy laws, such as the Washington My Health My Data Act and the Illinois Biometric Information Privacy Act (“BIPA”), which may apply to data collected by wearable health devices like Oura Ring.

Internationally, we are subject to data protection laws including the General Data Protection Regulation (“GDPR”) in the European Union and the United Kingdom, which classifies health-related data as “special category” data subject to heightened requirements, as well as data protection laws in other jurisdictions in which we operate, including in Asia. We expect the number and scope of applicable privacy and data protection laws to increase as we expand our operations.

Additionally, our products offer integrations with third-party platforms, which may involve sharing user data pursuant to user authorization. Many of the laws referenced above require appropriate technical and organizational security controls and measures in place for such integrations and technologies. See “Risk Factors—Risks Related to Information Technology, Intellectual Property, Data Security, and Privacy—Our products and services depend on third-party data centers that we do not control, and changes to or disruptions in these data centers could adversely affect our business, financial condition, and results of operations,” and “—We and our third-party providers are exposed to cybersecurity risks and incidents, which may result in disruption of our information technology systems, damage member and business partner relationships, and adversely affect our business, financial condition, results of operations, and reputation.”

U.S. Regulation of Wellness Products and Medical Devices

Certain of our products or their features and our operations are subject to regulation as medical devices by the FDA and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. We market other products and features under certain exemptions from such medical device regulation or enforcement discretion policies in the United States, and similarly take the position that these products and features are not medical devices in jurisdictions where they are marketed outside the United States.

Low Risk General Wellness Products

Under Section 201(h) of the Federal Food, Drug, and Cosmetic Act (“FD&C Act”), a medical device includes an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component part, or accessory which is: intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals, or intended to affect the structure or any function of the body of man or other animals, and which does not achieve its primary intended purposes through chemical action within or on the body of man or other animals and which is not dependent upon being metabolized for the achievement of its primary intended purposes. The FDA applies its medical device authority both to hardware and software with these medical device intended uses, on a function by function basis.

However, Section 510(o)(1)(B) of the FD&C Act excludes from the definition of medical device software functions that are intended for maintaining or encouraging a healthy lifestyle and that are unrelated to the diagnosis, cure, mitigation, prevention, or treatment of a disease or condition. FDA has also issued guidance, most recently updated in January 2026, titled “General Wellness: Policy for Low Risk Devices” (the “General Wellness Guidance”). The General Wellness Guidance establishes policy for low risk general wellness products (not limited to software), pursuant to which FDA has indicated that it does not intend to examine such products to determine whether they are devices within the meaning of the FD&C Act or, if they are devices, whether they comply with the premarket review and post-market regulatory requirements for devices under the FD&C Act and implementing regulations. Under this policy, “general wellness products” are defined as those that have (1) an intended use that relates to maintaining or encouraging a general state of health or a healthy activity, or (2) an intended use that relates the role of healthy lifestyle with helping to reduce the risk or impact of certain chronic diseases or conditions and where it is well understood and accepted that healthy lifestyle choices may play an important role in health outcomes for the disease or condition. Such products must also be “low risk” to fall within the enforcement discretion policy, meaning that although they may be devices, the FDA does not intend to enforce medical device requirements.

FDA Medical Device Marketing Authorization Requirements

For products and functions that do not qualify as a low risk general wellness product and that are regulated as medical devices, unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a premarket notification submitted under Section 510(k) of the FD&C Act, approval of a premarket approval application (“PMA”), or classification under the de novo classification process. Under the FD&C Act, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality Management System Regulation (“QMSR”), facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed, unless subject to enforcement discretion policies adopted by the FDA.

To obtain 510(k) clearance, a company must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a legally marketed predicate device. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the de novo classification process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until such marketing authorization has been granted. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement.

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a route to market for low-to-moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application.

Medical Device Clinical Trials

Clinical trials are almost always required to support a PMA and de novo classification, and are sometimes required to support a 510(k) submission. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption (“IDE”) regulations, which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board (“IRB”) for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may impose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and complying with labeling and record-keeping requirements. In some cases, an IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, the sponsor, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Post-Market Regulation of Medical Devices

After a device is placed on the market, numerous regulatory requirements continue to apply. These requirements include:

•	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

•

the QMSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, validation, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared or unapproved uses or indications;

•	authorization of marketing of certain modifications that could significantly affect safety or effectiveness or that would constitute a major change in intended use;

•

medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•	correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	post-market restrictions or conditions, including post-market study commitments;

•	post-market surveillance regulations, which apply, when necessary, to protect the public health or to provide additional safety and effectiveness data for the medical product;

•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•	regulations pertaining to voluntary recalls.

Manufacturing processes for medical devices are required to comply with the applicable portions of the QMSR, and manufacturers are subject to periodic scheduled and unscheduled inspections by the FDA. Failure to maintain compliance with the QMSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with any marketed products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or approval, or off-label, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	recalls, withdrawals, or administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) clearance, de novo classifications, or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances, de novo classifications, or PMA approvals that have already been granted;

•	refusal to grant export approvals for our products; or

•	criminal prosecution.

EU Regulation of Wellness Products and Medical Devices

Certain of our products or their features qualify either as wellness products or as medical devices in the EU. Unlike in the United States, where certain wellness products benefit from a statutory exemption or an enforcement discretion framework, there is no dedicated regulatory category for wellness products in the EU. The regulatory classification of our products depends on their intended purpose: products without a medical intended purpose are regulated as general consumer products under applicable EU and national consumer protection legislation, while products with a medical intended purpose are regulated as medical devices under Regulation (EU) 2017/745 on medical devices (the “EU MDR”), which became applicable on May 26, 2021 and is directly applicable in all EU member states without the need for transposition into national law.

Regulation of Wellness Products

Under Article 2(1) of the EU MDR, a “medical device” is defined by reference to its intended medical purpose as “any instrument, apparatus, appliance, software, implant, reagent, material or other article intended by the manufacturer to be used, alone or in combination, for human beings for one or more of the following specific medical purposes: (i) diagnosis, prevention, monitoring, prediction, prognosis, treatment or alleviation of disease; (ii) diagnosis, monitoring, treatment, alleviation of, or compensation for, an injury or disability; (iii) investigation, replacement or modification of the anatomy or of a physiological or pathological process or state; (iv) providing information by means of in vitro examination of specimens derived from the human body, including organ, blood and tissue donations; and which does not achieve its principal intended action by pharmacological, immunological or metabolic means, in or on the human body, but which may be assisted in its function by such means.”

Whether a product falls within this definition depends on the manufacturer’s intended purpose, as reflected in its labeling, instructions for use, marketing claims, and promotional materials. Products that are not intended for a specific medical purpose as set out in the definition therefore do not fall within the scope of the EU MDR. In that respect, Recital 19 of the EU MDR expressly clarifies that software intended for general lifestyle and well-being purposes is not a medical device.

Products that do not have a medical intended purpose and are positioned for general lifestyle and well-being purposes are regulated as general consumer products under applicable EU legislation, including Regulation (EU) 2023/988 on general product safety and other applicable harmonized consumer protection rules (“EU General Product Safety Regulation”). Such products are not subject to conformity assessment procedures, CE marking requirements, or notified body certification obligations applicable to medical devices under the EU MDR. Unlike in the United States, the competent authorities in the EU do not maintain a formal published enforcement discretion policy for wellness products. However, provided that a product’s intended purpose, as evidenced by its labeling and marketing claims, does not fall within the medical device definition under Article 2(1) of the EU MDR, it is not required to comply with the EU MDR framework.

The line between a wellness product and a medical device under the EU MDR is drawn primarily by reference to the claims made by the manufacturer. A product that tracks general wellness metrics such as activity levels, sleep quality, or stress indicators, and presents this information for the purpose of maintaining or encouraging a healthy lifestyle, will generally fall outside the scope of the EU MDR. However, if the same product or a feature thereof is marketed with claims relating to the diagnosis, monitoring, or treatment of a specific disease or medical condition, it may be qualified as a medical device and become subject to the EU MDR. The determination as to whether a product should be qualified as a medical device falls within the competence of the national competent authorities of each EU member state. Therefore, the approach may vary across EU member states.

Regulation of Medical Devices

Where a product does have a medical intended purpose and qualifies as a medical device, it is subject to the requirements of the EU MDR.

In the EU, there is currently no premarket government review of medical devices. However, all medical devices placed on the EU market must meet general safety and performance requirements, including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and, where applicable, other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art.

To demonstrate compliance with the general safety and performance requirements, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its risk classification. The EU MDR classifies medical devices into four risk classes: Class I (lowest risk), Class IIa, Class IIb, and Class III (highest risk). For Class I medical devices that are non-sterile and have no measuring function, the manufacturer can self-assess the conformity of its products with the general safety and performance requirements through a self-certification procedure under Annex VII of the EU MDR, without the intervention of a notified body. For higher-risk medical devices (Class IIa, IIb and III), a conformity assessment procedure requires the intervention of a notified body, which is an independent organization designated by EU member states to assess the conformity of devices before they are placed on the market. If satisfied that the relevant product conforms to the applicable requirements, either following self-assessment by the manufacturer (for Class I devices) or following the issuance of a CE certificate of conformity by a notified body (for higher risk devices), the manufacturer may apply the CE mark to the device after having drawn up the EU declaration of conformity for that device, which allows it to be placed on the market throughout the EU and, generally, the European Economic Area (“EEA”), which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

The EU MDR includes a specific classification rule for software. Under Rule 11 of Annex VIII of the EU MDR, software intended to provide information used to take decisions with diagnostic or therapeutic purposes is classified as Class IIa (or higher, depending on the potential impact), software intended to monitor physiological processes is classified as Class IIa (or Class IIb if it monitors vital physiological parameters where variations could result in immediate danger), and all other software is classified as Class I.

As part of the conformity assessment procedure described above, demonstration of conformity of medical devices with the general safety and performance requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. This clinical evaluation must demonstrate that the device achieves its intended performance, that the known and foreseeable risks and any undesirable side-effects are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims about the device are supported by suitable evidence. Where existing clinical data available through literature or other sources are insufficient to demonstrate conformity, device manufacturers may need to conduct a clinical investigation. Clinical studies of medical devices in the EU are referred to as “clinical investigations” under the EU MDR, which defines a clinical investigation as any systematic investigation involving one or more human subjects, undertaken to assess the safety or performance of a device. Before a clinical investigation may begin, the sponsor must obtain approval from the competent national authority of the EU member state in which the investigation is to be conducted, as well as a favorable opinion from an ethics committee, and must comply with applicable requirements regarding informed consent, insurance, and good clinical practice. During the investigation, the sponsor must comply with applicable regulatory requirements, including investigation monitoring, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices. The competent national authority or the ethics committee could suspend or terminate a clinical investigation at any time for various reasons, including a belief that the risks to investigation subjects outweigh the anticipated benefits. Failure to comply with these requirements could adversely affect our ability to generate the clinical evidence needed to support the conformity assessment of our devices.

Once a medical device has been placed on the EU market, the manufacturer is subject to ongoing post-market obligations under the EU MDR. All manufacturers placing medical devices on the EU market must comply with the EU medical device vigilance system, under which serious incidents and Field Safety Corrective Actions (“FSCAs”) must be reported to the relevant authorities of the EU member states. An FSCA is defined as any corrective action for technical or medical reasons to prevent or reduce a risk of a serious incident associated with the use of a medical device made available on the market, and may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated to customers and end users through Field Safety Notices. In addition, manufacturers must establish and maintain a post-market surveillance system proportionate to the risk class of the device, and must have available within their organization at least one person responsible for regulatory compliance who possesses the requisite expertise in the field of medical devices. Throughout the term of any certificate of conformity, the manufacturer is subject to periodic surveillance audits by the notified body to verify continued compliance with the applicable requirements. Failure to comply with these post-market obligations could result in enforcement actions by competent authorities, including fines, suspension or withdrawal of certificates of conformity, product recalls, and other corrective measures.

The EU MDR regulatory landscape continues to evolve. On December 16, 2025, the European Commission published a proposal to revise the EU MDR. The proposed revision includes amendments to classification rules that may affect the classification of certain medical device software, as well as provisions addressing the interplay between the EU MDR and the EU AI Act. The proposal is subject to the ordinary legislative procedure and may be amended during that process.

Healthcare Laws

Although none of our products and services are currently covered by any government healthcare programs or commercial third-party payors, applicable agencies and regulators may nonetheless interpret that we are subject to numerous federal healthcare anti-fraud laws, which include the federal anti-kickback statute, false claims and physician payment transparency laws that are intended to reduce waste, fraud and abuse in the healthcare industry and analogous state laws that may apply to healthcare items and services by any payors including self-pay patients. In addition, we may be subject to certain state reporting requirements in states with physician payment transparency laws that apply regardless of payor.

Fraud and abuse laws are broad and subject to evolving interpretations. They prohibit many arrangements and practices that are lawful in industries other than healthcare, including certain payments for consulting and other personal services, some discounting arrangements, the provision of gifts and business courtesies, the furnishing of free supplies and services and waivers of payments. In addition, many states have enacted laws that limit arrangements between medical device manufacturers and physicians and other healthcare providers and require significant public disclosure concerning permitted arrangements. These laws are vigorously enforced against medical device manufacturers and have resulted in manufacturers paying significant fines and penalties and being subject to stringent corrective action plans and reporting obligations. We must operate our business within the requirements of these laws and, if we were accused of violating them, could be forced to expend significant resources on investigation, remediation and monetary penalties. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans, can be excluded from federal healthcare programs and become subject to substantial civil and criminal penalties, and have often become subject to consent decrees, settlement agreements or corporate integrity agreements severely restricting the manner in which they conduct their business.

Moreover, analogous state and foreign laws and regulations may be broader in scope than the provisions described above and may apply regardless of payor. These laws and regulations may differ from one another in significant ways, thus further complicating compliance efforts. For instance, in the EU, many EU member states have adopted specific anti-gift statutes that further limit commercial practices for medicinal products, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities and many EU member states have adopted national “Sunshine Acts” which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the United States, on pharmaceutical companies. Certain countries also mandate implementation of commercial compliance programs, or require disclosure of marketing expenditures and pricing information. Violation of any of such laws or any other governmental regulations that apply may result in penalties, including, without limitation, significant administrative, civil and criminal penalties, damages, fines, disgorgement, additional reporting obligations and oversight if a manufacturer becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and imprisonment.

Our People and Human Capital Resources

Our ability to achieve our long-term objectives is fundamentally tied to the strength of our workforce. We view our team as among our most important competitive advantages, and we are committed to attracting, developing, and retaining talent that drives meaningful innovation. We have concentrated our talent investments primarily in research and development—spanning hardware, software engineering, product, and science—to advance our platform, while also building out go-to-market, operational, and corporate infrastructure teams to support our continued growth. To attract and retain top talent, we offer competitive rewards packages that include significant equity-based compensation designed to closely align the interests of our employees with those of our stockholders. We have also implemented structured, regular performance review cycles and annual employee engagement surveys, and we provide ongoing training and coaching for managers to strengthen our performance-oriented culture. We believe these efforts position us to scale effectively while developing internal leadership capabilities, both of which are important to managing operational risk and advancing our strategic objectives.

As of June 30, 2026, we employed approximately 1,350 full-time employees across 11 countries. As of June 30, 2026, over 350 of our full-time employees are dedicated to hardware and operations roles. Our workforce is primarily located in the United States, with our employees principally based in California. In addition, a significant portion of our workforce is located in Finland, where we maintain offices in Helsinki and Oulu. Our Finnish employees are subject to a universally applicable collective bargaining agreement under Finnish law. We have not experienced any work stoppages arising from labor disputes across our global workforce, and we consider our employee relations to be strong.

Facilities

Our corporate headquarters are located in San Francisco, California and consist of approximately 47,000 square feet of space in a building that we purchased in July 2026. We lease additional office space in San Diego and Santa Monica, California and in Helsinki and Oulu, Finland. We also lease co-working space in Tampere, Finland and in London, United Kingdom. We believe that our corporate headquarters and other facilities are adequate for our immediate needs and that we will be able to obtain additional or substitute space, as needed, on commercially reasonable terms.

Legal Proceedings

From time to time, we are involved in legal proceedings, claims, regulatory disputes, governmental inquiries and other proceedings or investigations in the ordinary course of our business, including patent litigation, consumer product liability claims, data privacy regulatory proceedings, securities claims, labor and employment claims, commercial and contract disputes, and other matters. Many of these matters involve highly complex issues and are subject to substantial uncertainties. Accordingly, our potential liability with respect to many of these matters cannot be estimated with certainty. Management, with the assistance of counsel, periodically reviews the status of significant matters and assesses potential financial exposure, including whether a loss is probable and reasonably estimable.

Information is provided below regarding the nature and status of our material pending legal proceedings. Although we do not believe that the final outcome of any matters in which we are currently involved is reasonably likely to have a material adverse effect on our business, financial condition, or results of operations, due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from our expectations. An adverse outcome in these or other matters could result in significant settlement costs or judgments, penalties and fines, or injunctive or other non-monetary relief, including changes to our products, intellectual property portfolio (including our source code), components, supply chain, manufacturing or assembly arrangements, or limitations on the importation or sale of certain products. Regardless of final outcomes, any such proceedings, claims, and investigations may nonetheless impose a significant burden on management and employees and be costly to defend.

Equity-Related Matters

From time to time, we have encountered claims relating to equity compensation and other equity-related matters. On July 10, 2023, an action was filed by Peter Attia against Oura in the U.S. District Court for the Northern District of California alleging entitlement to equity compensation for the purported provision of advisory services. A jury trial is currently scheduled for August 31, 2026. In addition, on December 5, 2025, an action was filed by Gurinder Bal and CTR Capital against Oura in the Superior Court of California, County of San Francisco alleging entitlement to equity compensation for the purported provision of marketing and advisory services. A jury trial for this matter is currently scheduled for September 13, 2027. On September 24, 2024, Brees Company Inc. filed an action against Oura in the Superior Court of California, County of San Francisco alleging entitlement to equity compensation for the purported provision of marketing services. In May 2025, the court granted defendants’ motion to compel arbitration and stayed the action pending resolution of the claims by arbitration, which Brees Company has not initiated. We believe each of these actions is without merit and intend to vigorously defend against such actions.

We are also involved in two proceedings brought by Harpreet Singh Rai, our former chief executive officer. On November 7, 2025, Mr. Rai filed an action against Oura in the U.S. District Court for the Northern District of California alleging entitlement to additional equity compensation in connection with his departure from Oura in December 2021. We have filed motions to compel arbitration or, in the alternative, to dismiss the case. In addition, on May 29, 2026, Mr. Rai filed an action against Oura, its chief financial officer, and certain of its directors in the U.S. District Court for the District of Delaware relating to the equity repurchase agreement Mr. Rai entered into in September 2024. Mr. Rai alleges claims of equitable fraud, state and federal securities fraud, breach of fiduciary duty and aiding and abetting thereof, and negligent misrepresentation, and is seeking rescission and restitution, among other relief. We believe each of these actions is without merit and intend to vigorously defend against such actions.

Patent Matters

We operate in an industry characterized by extensive patent litigation and are currently involved in patent proceedings before the U.S. International Trade Commission (“ITC”) and federal courts. On December 12, 2025, Samsung Electronics Co., Ltd. and Samsung Electronics America, Inc. filed a complaint with the ITC alleging that certain Oura products infringe four patents, including patents relating to software and printed circuit board design, and seeking relief that could include restrictions on the importation of certain Oura Ring products. In addition, on December 20, 2025, Omni MedSci,

Inc. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging infringement of certain wearable health sensor patents and seeking approximately $120 million in damages. We believe each of these claims is without merit and intend to vigorously defend against such claims.

MANAGEMENT

The following table sets forth information regarding our executive officers, directors, and director nominees, including their ages as of the date of this prospectus. With respect to our directors and director nominees, each biography includes information regarding the experience, qualifications, attributes, or skills that caused our board of directors to determine that such person should serve as a director of our company.

Name	Age	Position(s)
Executive Officers
Thomas Hale	57	Chief Executive Officer and Director
David Shuman(1)(2)(3)	57	Executive Chairman
Sean Brecker	51	Chief Financial Officer
Michael A. Chapp	48	Chief Operating Officer

Non-Employee Directors and Director Nominees
Timo Ahopelto	51	Director
Dennis Durkin(1)	55	Director
Wen Hsieh(3)	53	Director
Eurie Kim	46	Director
Leslie Kilgore(2)(4)	61	Director Nominee
Mikko Kuusi(2)(4)	36	Director Nominee
David Sze(3)(4)	60	Director Nominee
Jason Warnick(1)(2)(4)	54	Director Nominee

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Has been appointed to serve as a member of our board of directors, effective as of immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Executive Officers

Thomas Hale has served as our Chief Executive Officer since March 2022 and as a member of our board of directors since July 2022. Prior to joining Oura, Mr. Hale served as President of Momentive AI, Inc., an artificial intelligence and survey software company formerly known as SurveyMonkey, from 2016 to 2022. Mr. Hale also served as Chief Operating Officer and Chief Product Officer of HomeAway, Inc., an online vacation rental marketplace, from 2010 to 2016, Chief Product Officer of Linden Lab, a technology company, from 2008 to 2010, Entrepreneur in Residence at Redpoint Ventures, a venture capital firm, from 2007 to 2008, and Senior Vice President and General Manager at Adobe Inc., from 2000 to 2007. Mr. Hale has served on the board of webAI, a leading AI platform and application company, since 2026 and has also served on the board of directors of Cars.com Inc., a digital marketplace for automotive consumers, since 2017. He previously served on the boards of directors of Intralinks, a cloud-based content collaboration platform subsequently acquired by SS&C Technologies Holdings, Inc., from 2008 to 2016, and ReachLocal, Inc., a digital marketing solutions company, from 2014 to 2016. Mr. Hale received a Bachelor of Arts in History and Literature from Harvard University. We believe Mr. Hale’s extensive executive leadership experience across technology and digital platforms, including in product strategy, operations, and corporate governance, as well as his significant public company board experience, make him particularly qualified to serve as a member of our board of directors.

David Shuman has served as our Executive Chairman since September 2026, as chairman of our board of directors since September 2025, and as a member of our board of directors since

September 2016. Mr. Shuman is the Founder and Managing Partner of Lateralus Holdings, a technology-focused venture capital firm. Mr. Shuman has served on the board of directors of webAI, a privately held technology company that enables organizations to build, deploy, and operate custom AI models on local infrastructure, since March 2023 and has been chairman since April 2024. From September 2024 to July 2025, Mr. Shuman served on the board of directors of Divergent Technologies, a privately held defense and advanced manufacturing company. From June 2021 to May 2024, he served on the board of directors of Czinger Vehicles, a manufacturer of American hybrid hypercars created using artificial intelligence and advanced manufacturing and a subsidiary of Divergent Technologies. Mr. Shuman began his career at Goldman Sachs in the investment banking division and subsequently spent over a decade as an investor in the public equity markets. Mr. Shuman received a Bachelor of Arts from Williams College and a Master of Business Administration from Harvard Business School, and is a Lifetime Member of the Council on Foreign Relations. We believe Mr. Shuman’s qualifications to serve on our board of directors include his experience in venture capital and public market investing, his knowledge of the technology and advanced manufacturing sectors developed through his investment and board activities, and his long-tenured service on our board, including his role in guiding our strategy and corporate development initiatives for over a decade.

Sean Brecker has served as our Chief Financial Officer since October 2023. Prior to joining Oura, Mr. Brecker served as Chief Financial Officer of Headspace Inc., a digital health and wellness platform offering meditation and mindfulness content, from 2017 to 2023 and as Chief Executive Officer of Headspace Inc. from 2014 to 2017. Mr. Brecker also served as Head of Commodities Origination at Citigroup Inc. in Singapore from 2011 to 2014, Head of Commodities Trading, Asia at Nomura Holdings, Inc. from 2008 to 2011, and Director at Lehman Brothers Holdings Inc. in London from 2003 to 2008. Mr. Brecker has served on the board of directors of CoachArt, a nonprofit organization that provides free arts and athletics lessons to children impacted by chronic illness, since 2019, and also served on the board of directors of Headspace Inc. from 2023 to 2026. Mr. Brecker received a Bachelor of Arts in Mathematics and Economics from Wesleyan University and a Master of Business Administration in Financial Engineering from the Wharton School of the University of Pennsylvania.

Michael A. Chapp has served as our Chief Operating Officer since April 2019 and as interim Chief Executive Officer from December 2021 to April 2022. Prior to joining Oura, Mr. Chapp served as Chief Executive Officer of Pakala Consulting, a management consulting firm, from 2012 to 2018 and as Co-Founder and Chief Executive Officer of Utomic, a consumer products company, from 2014 to 2018. From 2001 to 2012, Mr. Chapp held a range of leadership roles at Hewlett-Packard, spanning engineering, research and development, and business strategy and development. Mr. Chapp received a Bachelor of Science in Mechanical Engineering from Michigan State University, a Master of Science in Mechanical Engineering from the University of California, Berkeley, and an Executive Master of Business Administration from the Massachusetts Institute of Technology Sloan Fellows Program.

Non-Employee Directors

Timo Ahopelto has served as a member of our board of directors since June 2015. Mr. Ahopelto is the Founding Partner of Lifeline Ventures, an early-stage venture capital firm. Prior to founding Lifeline Ventures in 2009, Mr. Ahopelto served as Head of Strategy and Business Development at Blyk, an ad-funded mobile operator, from 2006 to 2009, as Founding CEO, Vice President of Worldwide Commercial Operations at CRF Health, a provider of patient-centered eSource technology solutions for the life sciences industry, from 2000 to 2006, and as a consultant at McKinsey & Company, a strategy and management consulting firm, from 1999 to 2000. Mr. Ahopelto has served as a member of the board of directors of Nokia Corporation, a communications and information technology company, since 2023. Mr. Ahopelto received a Master of Science in Industrial Management from Helsinki University of Technology. We believe Mr. Ahopelto’s extensive experience in the technology industry, including as a seasoned executive and investor, makes him particularly qualified to serve as a member of our board of directors.

Dennis Durkin has served as a member of our board of directors since July 2022. Mr. Durkin served as Chief Financial Officer and President of Emerging Businesses of Activision Blizzard, a global leader in interactive entertainment and video game publishing, from 2019 to 2021. Mr. Durkin originally joined Activision Blizzard as Chief Financial Officer in 2012 and held that position until 2017, before becoming Chief Corporate Officer until 2019. Prior to Activision Blizzard, Mr. Durkin spent approximately 13 years at Microsoft Corporation, a global technology company, where he held a number of positions of increasing responsibility, including Corporate Vice President and Chief Operating and Financial Officer of Microsoft’s Interactive Entertainment Business. Mr. Durkin has served as a member of the boards of directors of Roblox Corporation, a global immersive gaming and creation platform, since 2026, webAI, a leading AI platform and application company, since 2024, and On Holding AG, a Swiss performance footwear and sportswear company, since 2022. Mr. Durkin received a Bachelor of Arts in Government from Dartmouth College and a Master of Business Administration from Harvard University. We believe Mr. Durkin’s nearly 30 years of experience in the technology industry and his extensive financial and operational leadership make him particularly qualified to serve as a member of our board of directors.

Wen Hsieh has served as a member of our board of directors since November 2025. Dr. Hsieh has served as the Founding Managing Partner of Matter Venture Partners, a venture capital firm focused on investing in early-stage HardTech startups, since 2023. Dr. Hsieh has served as Chairman of the Board of Ambiq Micro, Inc., a semiconductor company, since 2025 and as a member of its board of directors since 2014. Dr. Hsieh previously served as a member of the boards of directors of Amprius Technologies, Inc., a developer and manufacturer of silicon batteries, from 2022 to 2026, Desktop Metal, Inc., a manufacturer of 3D printing systems, from 2020 to 2025, AEye, Inc., a lidar technology company, from 2021 to 2023 and Movella Holdings Inc., a full-stack provider of sensors, software and analytics, from 2023 to 2025. Dr. Hsieh also previously served as a General Partner at Kleiner Perkins, a Silicon Valley-based venture capital firm, from 2006 to 2023. Before joining Kleiner Perkins, Dr. Hsieh was an Associate Principal at McKinsey & Company, a global management consulting firm, from 2001 to 2006. Dr. Hsieh received a Bachelor of Science, a Master of Science, and a Doctor of Philosophy in Electrical Engineering, with a minor in Biology, from the California Institute of Technology. We believe Dr. Hsieh’s extensive experience as an electrical engineer and entrepreneur and investment track record of identifying and building transformative technology companies make him particularly qualified to serve as a member of our board of directors.

Eurie Kim has served as a member of our board of directors since December 2019. Ms. Kim serves as Managing Partner at Forerunner Ventures, a San Francisco-based venture capital firm focused on investing in early-stage companies across AI, consumer, fintech, education, and healthcare, and has been with the firm since 2012. Ms. Kim also serves on the boards of directors of Granted, a healthcare technology company, and Andromeda, a humanoid companion robotics startup, since 2024 and 2025, respectively. Ms. Kim received a Bachelor of Science in Business Administration from the Haas School of Business at the University of California, Berkeley and a Master of Business Administration from the Wharton School of the University of Pennsylvania. We believe Ms. Kim’s significant experience in consumer and AI-focused venture capital investing and expertise in consumer brand development and digital health make her particularly qualified to serve as a member of our board of directors.

Non-Employee Director Nominees

Leslie Kilgore is expected to serve on our board of directors following this offering. Ms. Kilgore served as Chief Marketing Officer of Netflix, Inc., a global internet entertainment service, from 2000 to 2012 and as Director of Marketing of Amazon.com, Inc., an internet retailer, from 1999 to 2000. She has served as a member of the board of directors of Netflix, Inc. since 2012 and as a member of the board of directors of Pinterest, Inc., a social media web and mobile application company, since 2019. Ms. Kilgore previously served on the boards of directors of LinkedIn, a global professional networking platform, Nextdoor Holdings, Inc., a neighborhood network company, from 2021 to 2023, and Medallia, Inc., a customer experience management company, from 2015 to 2021. She received a Bachelor of Science in Economics from the Wharton School of the University of Pennsylvania and a Master of Business Administration from the Stanford University Graduate School of Business. We believe Ms. Kilgore’s extensive experience as a marketing executive at leading consumer internet and consumer products companies, together with her service on the boards of directors of numerous public and private technology companies, make her particularly qualified to serve as a member of our board of directors.

Mikko Kuusi is expected to serve on our board of directors following this offering. Mr. Kuusi has served as Chief Executive Officer of Deliveroo, an online delivery company, since 2025 and Head of DoorDash International at DoorDash, Inc., a local commerce platform, since 2022. He previously served as Co-founder and Chief Executive Officer of Wolt, a technology company providing local delivery services, from 2014 to 2025, and has served as Chairman of Wolt since 2022. He studied at Aalto University from 2009 to 2011 and at the Finnish Reserve Officer School from 2008 to 2009. We believe Mr. Kuusi’s extensive experience founding and leading global technology and local commerce businesses, together with his operational and international leadership experience, make him particularly qualified to serve as a member of our board of directors.

David Sze is expected to serve on our board of directors following this offering. Mr. Sze has served as a Partner at Greylock Partners, a venture capital firm, since 2000. He previously served in various leadership roles at Excite and then Excite@Home, internet portal and content companies, including as Senior Vice President of Product Strategy, General Manager of Excite.com, and Vice President of Content and Programming for the Excite Network, from 1996 to 2000. He has served as a member of the board of directors of Nextdoor Holdings, Inc., a neighborhood network company, since 2021. He received a Bachelor of Arts in Economics and Political Science from Yale University and a Master of Business Administration from the Stanford University Graduate School of Business. We believe Mr. Sze’s extensive experience investing in and advising high-growth technology companies, together with his operational experience and service on the boards of directors of public and private technology companies, make him particularly qualified to serve as a member of our board of directors.

Jason Warnick is expected to serve on our board of directors following this offering. Mr. Warnick served as Chief Financial Officer of Robinhood Markets, Inc., a financial services company, from 2018 to 2026 and as its Strategic Advisor in 2026. He previously held various finance, strategy and compliance leadership positions at Amazon.com, Inc., a global e-commerce and technology company, for approximately twenty years, most recently serving as Vice President of Finance from 2011 to 2018. He received a Bachelor of Arts in Accounting from Western Washington University. We believe Mr. Warnick’s extensive financial and accounting expertise and his leadership experience at global technology companies make him particularly qualified to serve as a member of our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Composition of Our Board of Directors

Our board of directors upon the completion of this offering will consist of 10 directors. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our Amended Charter and Amended Bylaws, each of which will become effective immediately prior to the completion of this offering.

When considering whether directors have the experience, qualifications, attributes, or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Classified Board of Directors

Our Amended Charter will provide that, upon the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our directors will be divided among the three classes as follows:

•	Class I directors, whose initial term will expire at our first annual meeting of stockholders following this offering, will consist of Eurie Kim, Mikko Kuusi, David Sze, and Jason Warnick;

•	Class II directors, whose initial term will expire at our second annual meeting of stockholders following this offering, will consist of Timo Ahopelto, Wen Hsieh, and Leslie Kilgore; and

•	Class III directors, whose initial term will expire at our third annual meeting of stockholders following this offering, will consist of Thomas Hale, David Shuman, and Dennis Durkin.

Our Amended Charter and Amended Bylaws will provide that only our board of directors may fill vacancies on our board. We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Provisions—Amended Charter and Amended Bylaw Provisions—Classified Board of Directors” for additional information.

Director Independence

Prior to the completion of this offering, our board of directors undertook a review of the independence of our directors and director nominees and considered whether any director or director nominee has a material relationship with us that could compromise that person’s ability to exercise independent judgment in carrying out their responsibilities as a director. Our board of directors has affirmatively determined that Timo Ahopelto, Dennis Durkin, Wen Hsieh, Eurie Kim, Leslie Kilgore, Mikko Kuusi, David Sze, and Jason Warnick are each an “independent director,” as defined under the Exchange Act and the rules of Nasdaq.

Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and standing committees. We will have a standing audit committee, nominating and corporate governance committee, and compensation committee, each of which will have the composition and responsibilities described below. Each committee will operate under a written charter approved by our board of directors that satisfies the applicable rules and regulations of the SEC and Nasdaq listing standards. Upon the completion of this offering, copies of each committee’s charter will be made available on our website at www.ouraring.com. The information on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Audit Committee

Our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	pre-approving audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	reviewing and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements;

•	reviewing and discussing with management and our independent registered public accounting firm the adequacy of our internal control over financial reporting;

•	discussing our policies on risk assessment and risk management and overseeing the management of our financial risks and information technology risks;

•	reviewing and approving related person transactions; and

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Upon the completion of this offering, our audit committee will consist of David Shuman, Dennis Durkin, and Jason Warnick, with Mr. Durkin serving as chairman. Rule 10A-3 of the Exchange Act and Nasdaq rules require that our audit committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this prospectus, and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that Messrs. Durkin and Warnick each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 and Nasdaq rules. Each member of our audit committee meets the financial literacy requirements of the Nasdaq listing standards. In addition, our board of directors has determined that Messrs. Shuman, Durkin, and Warnick will each qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each board committee;

•	overseeing the periodic self-evaluations of our board of directors and its committees; and

•	recommending to our board of directors a set of corporate governance guidelines and principles.

Upon the completion of this offering, our nominating and corporate governance committee will consist of David Shuman, Wen Hsieh, and David Sze, with Mr. Shuman serving as chairman. Nasdaq rules require that our nominating and corporate governance committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this prospectus, and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has determined that each of Dr. Hsieh and Mr. Sze is independent under the applicable Nasdaq rules and the SEC rules and regulations.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•	reviewing and approving, or making recommendations to our board of directors regarding, the compensation of our Chief Executive Officer and other executive officers;

•	reviewing and making recommendations to our board of directors regarding director compensation;

•	administering our incentive compensation and equity-based plans and arrangements; and

•	retaining or obtaining advice from compensation consultants or other advisors.

Upon the completion of this offering, our compensation committee will consist of David Shuman, Leslie Kilgore, Mikko Kuusi, and Jason Warnick, with Mr. Warnick serving as chairman. Nasdaq rules require that our compensation committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this prospectus, and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has determined that each of Ms. Kilgore, Mr. Kuusi, and Mr. Warnick is independent under the applicable Nasdaq rules, including the Nasdaq rules specific to membership on the compensation committee, and is a “non-employee director” as defined in Section 16b-3 of the Exchange Act.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics (the “Code of Ethics”) that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Ethics will be posted on our website, www.ouraring.com. In addition, we intend to post on our website any legally required disclosures concerning any amendments to, or waivers from, any provision of the Code of Ethics. The information on, or that can be accessed through, any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2025 Summary Compensation Table” below. In fiscal 2025, our “named executive officers” and their positions were:

•	Thomas Hale, Chief Executive Officer;

•	Sean Brecker, Chief Financial Officer; and

•	Michael A. Chapp, Chief Operating Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

2025 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the fiscal year ended September 30, 2025. Certain columns have been omitted where no compensation was awarded to, earned by, or paid to any of our named executive officers.

Name and Principal Position	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Thomas Hale Chief Executive Officer	550,000	—	—	495,000	952	1,045,952
Sean Brecker Chief Financial Officer	397,500	50,000	—	206,690	1,338	655,528
Michael A. Chapp Chief Operating Officer	447,741	1,829	—	223,870	480	673,920

(1)	Amounts reflect discretionary, one-time bonuses paid to Messrs. Brecker and Chapp in fiscal 2025. See “Discretionary Bonuses” below for more details.
(2)

Amounts reflect the full grant-date fair value of stock awards granted to Mr. Chapp during fiscal 2025 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by Mr. Chapp. No other named executive officer received a grant of RSUs in fiscal 2025. The performance-based vesting condition will be satisfied upon the completion of this offering. Because the performance-based vesting condition was not deemed probable as of the grant date in accordance with ASC Topic 718, the grant date fair value of these RSU awards is reflected as $0 in the table above. Assuming the performance-based vesting condition had been deemed probable on the grant date, the aggregate grant date fair value of the RSU award granted to Mr. Chapp would have been $71,208, based on a per share fair value of $10.32. We provide information regarding the assumptions used to calculate the value of all stock awards and option awards made to executive officers in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

(3)

Amounts reflect annual performance bonuses earned by each of our named executive officers for service in fiscal 2025 and paid in cash in November 2025. See “Performance Bonuses” below for more details.

(4)

Amounts reflect our contributions to the named executive officers’ life insurance premiums, Mr. Hale ($774), Mr. Brecker ($414), and Mr. Chapp ($270), and flexible benefits spending accounts, Mr. Hale ($178), Mr. Brecker ($924), and Mr. Chapp ($210).

Narrative to Summary Compensation Table

Base Salaries

In fiscal 2025, our named executive officers received an annual base salary to compensate them for services rendered to the Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities.

For 2025, Mr. Hale’s base salary was $600,000 (increased from $400,000, as of January 1, 2025); Mr. Brecker’s base salary was $400,000 (increased from $390,000, as of January 1, 2025); and Mr. Chapp’s base salary was $447,741 for the full year. No salary or bonus was foregone by any named executive officers in exchange for equity awards or other compensation.

The Company’s compensation committee and board of directors review and may adjust the base salaries of our named executive officers from time to time in their discretion.

Performance Bonuses

We maintain an annual performance-based cash bonus program in which each of our named executive officers participated in fiscal 2025. Each named executive officer’s target bonus is expressed as a percentage of base salary, and for fiscal 2025 was as follows: Mr. Hale: 75%; Mr. Brecker: 40%; and Mr. Chapp: 40%.

For 2025, individual bonus opportunities were based on (i) achievement of individual performance goals and (ii) Company performance targets used to establish the overall bonus pool. Company performance goals for 2025 were set by our board of directors based on annual revenue targets and Adjusted EBITDA to determine the total bonus pool. Our board of directors determined that the Company’s fiscal 2025 actual performance was achieved at 120% of target goals.

The actual bonus amounts awarded to each named executive officer for 2025 performance are set forth above in the Summary Compensation Table in the column titled “Non-Equity Incentive Compensation.”

In November 2025, our board of directors approved an annual performance-based cash bonus program for fiscal 2026 on substantially the same terms as our performance-based cash bonus program for fiscal 2025.

Discretionary Bonuses

In fiscal 2025, we granted discretionary bonuses to Mr. Brecker and Mr. Chapp. Mr. Brecker received a one-time cash bonus, totaling $50,000, as part of the Company’s discretionary bonus program to recognize additional contributions to the Company’s performance. Mr. Chapp received a one-time cash invention bonus, totaling $1,829, for his contribution to one of our patents.

Equity Compensation

Each of our named executive officers currently holds equity incentive awards under one or more of our Existing Plans as set forth in the Outstanding Equity Awards Table below.

In October 2024, we granted Mr. Chapp an award of 6,900 RSUs, which vest subject to the satisfaction of service-based and performance-based vesting conditions. The service-based condition was satisfied on the date of grant, based on Mr. Chapp’s prior service with us in respect of the five-year service-based vesting schedule, commencing on April 1, 2019. The performance-based vesting condition will be satisfied upon the completion of this offering.

In connection with this offering, we have adopted the 2026 Incentive Award Plan, referred to below as the 2026 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers), and consultants of our company and certain of its subsidiaries and to enable our company and certain of its subsidiaries to obtain and retain services of these individuals, which is essential to our long-term success. The 2026 Plan will be effective immediately prior to the date of this offering. Additional information about the 2026 Plan is included in the below section titled “—Equity Incentive Plans.”

Other Elements of Compensation

Retirement Plans

We maintain a defined contribution 401(k) retirement plan for our U.S. employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other eligible full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan.

Our eligible employees in Finland are covered by a statutory earnings-related pension insurance scheme as part of the Finnish social security and pension program, which includes required employer-contributions made by us and employee contributions that we withhold through payroll and remit on behalf of the employees.

Employee Benefits and Perquisites

Health/Welfare Plans. All of our full-time U.S. employees, including our named executive officers, are eligible to participate in our health and welfare plans, including: medical, dental and vision benefits; medical and dependent care flexible spending accounts; short-term and long-term disability insurance; and life insurance. Employees outside of the United States, including in Finland, participate in similar health and welfare plans, including any country-specific programs or plans mandated by statute or local law.

We did not provide any other perquisites to our named executive officers in 2025, although we evaluate the need for any perquisites to attract or retain our talent, including our named executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of September 30, 2025. Each award covers shares of our common stock.

			Option Awards						Stock Awards
Name	Grant Date	Vesting Start Date			Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(8)
Thomas Hale	9/27/2022	3/28/2022	(1	),(6)	—	—	—		3,856,943	$80,764,386
	3/24/2023	1/1/2023	(2)		—	—	—		1,410	$29,525
	6/18/2024	10/1/2022	(3)		—	—	—		13,346	$279,465
Sean Brecker	12/11/2023	9/29/2023	(1	),(7)	—	—	—		1,000,000	$20,940,000
								5/6/2029
Michael A. Chapp	5/7/2019	4/1/2019	(4)		1,062,600	—	$0.09		—	—
	12/11/2020	4/1/2019	(4)		238,123	—	$0.62	12/10/2030	—	—
	10/21/2021	1/1/2021	(4)		1,425,661	—	$1.67	10/20/2031	—	—
	9/27/2022	11/30/2021	(5)		—	—	—		35,063	$734,219
	3/24/2023	1/1/2023	(2)		—	—	—		1,944	$40,707
	3/24/2023	1/1/2023	(5)		—	—	—		85,905	$1,798,851
	4/5/2024	10/1/2022	(3)		—	—	—		7,035	$147,313
	5/2/2024	1/1/2024	(5)		—	—	—		110,000	$2,303,400
	10/22/2024	4/1/2019	(5)		—	—	—		6,900	$144,486

(1)

The RSUs vest on the date both service-based and performance-based vesting conditions are satisfied. The service-based vesting condition is satisfied as to 1/60th of the total number of RSUs on each monthly anniversary of the vesting commencement date, subject to the executive continuing to provide services through the applicable date. The performance-based vesting condition will be satisfied upon the completion of this offering.

(2)	The RSUs vest subject to only a performance-based vesting condition. The performance-based vesting condition will be satisfied upon the completion of this offering.
(3)

The RSUs vest on the date both service-based and performance-based vesting conditions are satisfied. The service-based vesting condition is satisfied as to 1/4th of the total number of RSUs on the one-year anniversary of the vesting commencement and 1/12th of the total number of RSUs on each quarterly anniversary of the vesting commencement date thereafter, subject to the executive continuing to provide services through the applicable date. The performance-based vesting condition will be satisfied upon the completion of this offering.

(4)

The option vested as to 1/4th of the shares underlying the option on the one-year anniversary of the vesting commencement date and 1/48th of the shares underlying the option on each monthly anniversary of the vesting commencement date thereafter, subject to the executive continuing to provide services to us through the applicable vesting date.

(5)

The RSUs vest on the date both service-based and performance-based vesting conditions are satisfied. The service-based vesting condition is satisfied as to 1/5th of the total RSUs on the first anniversary of the vesting commencement date and 1/60th of the total number of RSUs on each monthly anniversary of the vesting commencement date thereafter, subject to the executive continuing to provide services through the applicable date. The performance-based vesting condition will be satisfied upon the completion of this offering.

(6)

If we terminate Mr. Hale’s employment without cause or he resigns for good reason within 12 months after a sale event (as defined in our 2022 Plan), the vesting of all unvested RSUs under this award will immediately accelerate in full on his termination date, subject to our receipt of an effective release of claims.

(7)	Represents an award of RSUs granted to Mr. Brecker outside of our Existing Plans pursuant to a non-plan RSUs award agreement.
(8)

Amount reported is calculated by multiplying $20.94, which our board of directors determined was the fair market value of our common stock as of September 30, 2025, by the number of unvested shares comprising or underlying the stock award.

Executive Compensation Arrangements

We have entered offer letters with each of our named executive officers. These letters set forth the terms and conditions of employment of each named executive officer, including initial base salary, standard employee benefits eligibility, and certain severance provisions described below.

In connection with this offering, we plan to enter into new change in control and severance agreements with our named executive officers, described in the below section “—Change in Control and Severance Arrangements,” which will supersede any severance entitlements in each applicable named executive officer’s existing employment agreement or offer letter.

Existing Offer Letters

Thomas Hale. We entered into an offer letter with Mr. Hale, dated March 8, 2022, to serve as our full-time Chief Executive Officer. Mr. Hale’s employment has no fixed term, and either we or Mr. Hale may terminate the employment at any time. Under the offer letter, Mr. Hale receives a base salary, an annual target bonus, and our standard benefits, including health and welfare coverage, unlimited paid time off, and expense reimbursement based on our standard policies. Mr. Hale also serves as a member of our board of directors for no additional compensation during his tenure as Chief Executive Officer and is deemed to have resigned from the board of directors upon ceasing to serve as Chief Executive Officer.

As a condition of his employment, Mr. Hale signed our standard confidentiality and inventions assignment agreement, which requires him to protect our confidential information, assigns to us any inventions he creates and prohibits him from competing with us and soliciting our employees during his employment.

Mr. Hale’s offer letter provides for severance benefits if his employment ends under certain circumstances. If we terminate Mr. Hale without “cause” or he resigns for “good reason” (each as defined in the offer letter), and he signs and does not revoke a separation agreement and release of claims in the form as attached to his offer letter within 60 days, he will receive 12 months of his base salary (at the rate in effect when his employment ends), plus an amount equal to his target annual bonus for the year of termination. These amounts are generally payable in 12 equal monthly installments. Under the terms of Mr. Hale’s separation agreement, Mr. Hale’s non-solicitation of our service providers extends into the 12 month period following the date of termination and contains a non-disparagement provision restricting Mr. Hale from making disparaging remarks about the Company.

Sean Brecker. We entered into an offer letter with Mr. Brecker, dated August 13, 2023, to serve as our full-time Chief Financial Officer. Mr. Brecker’s employment has no fixed term, and either we or Mr. Brecker may terminate the employment at any time. Under the offer letter, Mr. Brecker receives a base salary, an annual target bonus, and our standard benefits, including health and welfare coverage, 20 days of paid vacation per year, paid sick leave, and expense reimbursement based on our standard policies.

As a condition of his employment, Mr. Brecker signed our standard confidentiality and inventions assignment agreement. His offer letter also restricts him from certain activities after his employment ends. For 12 months after termination, he may not solicit our employees, customers, investors, or potential investors. For six months after termination, he may not encourage any employee he worked with (or learned about during his employment) to leave the Company. The offer letter also contains a non-disparagement provision restricting Mr. Brecker from making disparaging remarks about the Company.

Mr. Brecker’s offer letter provides for severance benefits. If we terminate Mr. Brecker without “cause,” and he signs and does not revoke a separation agreement and release of claims, he will receive six months of his base salary (at the rate in effect when his employment ends), generally payable in six equal monthly installments. If we terminate Mr. Brecker without “cause,” or he resigns for

“good reason,” within 12 months after a change in control, he will receive the same salary severance described above, and all of his unvested equity awards will immediately vest in full.

Michael Chapp. We entered into an offer letter with Mr. Chapp, dated March 26, 2019, to serve as our full-time Chief Operating Officer. Mr. Chapp’s employment has no fixed term, and either we or Mr. Chapp may terminate the employment at any time. Under the offer letter, Mr. Chapp receives a base salary, eligibility for our annual bonus programs, and our standard benefits, including health and welfare coverage, 20 days of paid vacation per year, paid sick leave, and expense reimbursement based on our standard policies.

As a condition of his employment, Mr. Chapp signed our standard confidentiality and inventions assignment agreement. His offer letter also restricts him from certain activities after his employment ends. For 12 months after termination, he may not solicit our employees, customers, investors, or potential investors. For six months after termination, he may not encourage any employee he worked with (or learned about during his employment) to leave the Company. The offer letter also contains a non-disparagement provision restricting Mr. Chapp from making disparaging statements about the Company.

Mr. Chapp’s offer letter provides for severance benefits. If we terminate Mr. Chapp without “cause” or he resigns for “good reason”, he will receive nine months of his base salary (at the rate in effect when his employment ends) and nine months of continued health coverage paid by us. If this qualifying termination occurs within 12 months after a change in control, all of his unvested equity awards will immediately vest in full. Any severance benefits are subject to Mr. Chapp’s execution and non-revocation of a release of claims.

Executive Change in Control and Severance Arrangements

In connection with this offering, we plan to enter into new change in control and severance agreements with each of our named executive officers, which will supersede any severance entitlements in any prior change in control agreements, employment agreements, offer letters or equity award agreements. Each change in control and severance agreement has an initial term of three years from the effective date, with automatic one-year renewals unless either party provides notice of non-renewal prior to the expiration of the then-existing term.

If the named executive officer’s employment is terminated by us without “cause” or due to his resignation for “good reason” outside the period commencing three months preceding and ending 12 months following the consummation of a “change in control” (such period, the “Change in Control Period”) (each such term, as defined in the change in control and severance agreement), then, subject to the named executive officer’s timely execution and non-revocation of a general release of claims and continued compliance with restrictive covenants, he will be eligible to receive (i) base salary continuation at the rate of pay in effect on the date of termination for a period of 12 months for Mr. Hale and nine months for Mr. Brecker and Mr. Chapp, and (ii) COBRA reimbursements through the earlier of (A) the end of 12 months for Mr. Hale and nine months for Mr. Brecker and Mr. Chapp and (B) the date the named executive officer’s eligibility for healthcare coverage under another employer’s benefits plan(s) becomes effective.

Pursuant to the change in control and severance agreements, if the named executive officer’s employment is terminated by us without “cause” or due to his resignation for “good reason” during the Change in Control Period, then, subject to the named executive officer’s timely execution and non-revocation of a general release of claims and continued compliance with restrictive covenants, he will be eligible to receive (i) base salary continuation at the rate of pay in effect on the date of termination for a period of 18 months for Mr. Hale and 12 months for Mr. Brecker and Mr. Chapp, (ii) a lump-sum cash payment equal to for Mr. Hale, 1.5 times his target annual bonus (assuming achievement of applicable performance goals at 100% of target) at the rate in effect on the date of termination, and for Mr. Brecker and Mr. Chapp, his target annual bonus (assuming achievement of applicable performance goals at 100% of target) at the rate in effect on the date of termination, (iii) accelerated vesting as to 100% of his then-outstanding unvested equity awards (excluding any performance-based equity awards), and (iv) COBRA reimbursements through the earlier of (A) the end of 18 months for Mr. Hale and 12 months for Mr. Brecker and Mr. Chapp and (B) the date his eligibility for healthcare coverage under another employer’s benefits plan(s) becomes effective. Pursuant to the change in control and severance agreements, in the event that any amounts payable to a named executive officer are subject to an excise tax pursuant to Section 280G or Section 4999 of the Code, the named executive officer will receive either (i) the full amount of such payments or (ii) such payments reduced to the least extent necessary to prevent the application of such excise tax, whichever will result in the greatest after tax benefit to the named executive officer. The severance benefits payable under the change in control and severance agreements will be reduced by any other severance benefits, pay in lieu of notice, or other similar benefits payable to the named executive officer by the Company in connection with the named executive officer’s termination of employment.

The change in control and severance agreements require the named executive officer to continue to abide by our standard confidentiality and inventions assignment agreement and a non-disparagement covenant between the Company and the named executive officer as a condition of the named executive officer’s receipt of the severance benefits set forth above.

Director Compensation

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors, or otherwise. From time to time, we have granted cash fees and/or equity awards to certain non-employee directors for their service on our board of directors. We also have reimbursed our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors. In connection with this offering, we adopted a non-employee director compensation program for our non-employee directors (the “Director Compensation Program”), which is described below under “—Non-Employee Director Compensation Program.”

During the fiscal year ended September 30, 2025, no non-employee director was compensated with cash for service, granted any equity awards or received any other form of compensation. Mr. Hale, our Chief Executive Officer, did not receive any additional compensation for his service as a director and his compensation as the Chief Executive Officer is set forth in the executive compensation discussion above.

2025 Director Compensation Table

The following table sets forth information regarding the compensation of our non-employee directors for the fiscal year ended September 30, 2025.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
David Shuman	—	—	—	—
Dennis Durkin	—	—	—	—
Eurie Kim	—	—	—	—
Robert B. Goergen, Jr.	—	—	—	—
Timo Ahopelto	—	—	—	—
Wen Hsieh	—	—	—	—
Thomas Templeton	—	—	—	—

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) and unvested stock awards held as of September 30, 2025, by each non-employee director who was serving as of September 30, 2025.

Name	Options Outstanding at Fiscal Year End	Unvested Restricted Shares Outstanding at Fiscal Year End
David Shuman	—	—
Dennis Durkin	—	87,658
Eurie Kim	—	—
Robert B. Goergen, Jr.	—	—
Timo Ahopelto	—	—
Wen Hsieh	—	—
Thomas Templeton	—	—

Non-Employee Director Compensation Program

In connection with this offering, we have adopted the Director Compensation Program, to be effective upon the date of effectiveness of the registration statement of which this prospectus forms a part. Pursuant to the Director Compensation Program, our non-employee directors will receive cash compensation as set forth in the tables below.

Each chairman retainer is in lieu of, and not in addition to, the corresponding member retainer. Director fees under the Director Compensation Program will be payable in cash in arrears in four equal quarterly installments not later than 30 days following the final day of each calendar quarter, provided that the amount of each payment will be prorated for any portion of a quarter that a director is not serving on our board or in a position designated to receive additional fees.

Board Service
Chairman:		$110,000
Member:		$50,000

Additional Committee Service	Chairman	Member
Audit Committee	$25,000	$15,000
Compensation Committee	$25,000	$15,000
Nominating and Corporate Governance Committee	$20,000	$10,000

Under the Director Compensation Program, unless otherwise provided by the board prior to commencement of service of an applicable director, each non-employee director will automatically be granted that number of RSUs upon the director’s initial appointment or election to our board of directors (referred to as the “Initial Grant”), calculated by dividing (i) $500,000 by (ii) the prior 10 day average closing price of our common stock. The Initial Grant will vest as to one-third of the underlying shares on each anniversary of the grant date, subject to the non-employee director’s continued service through each applicable vesting date.

In addition, each non-employee director who (i) has been serving on the board for six months prior to an annual meeting following this offering and (ii) will continue to service on the board following such annual meeting will automatically be granted that number of RSUs upon each annual meeting we have following this offering (referred to as the “Annual Grant”), calculated by dividing (i) $250,000 by (ii) the prior 10 day average closing price of our common stock. The Annual Grant will vest on the earlier of the first anniversary of the date of grant or the date of the next annual stockholder’s meeting to the extent unvested as of such date, subject to the non-employee director’s continued service through each applicable vesting date.

All equity awards held by non-employee directors under the Director Compensation Program will vest in full upon the consummation of a Change in Control (as defined in the 2026 Plan), subject to their continued service through immediately prior to such date. Each director may elect to defer all or a portion of their RSUs they receive under the Director Compensation Program until the earliest of a fixed date properly elected by the director, the director’s termination of service, or a Change in Control.

Equity Incentive Plans

Existing Equity Plans

Given the variety of Existing Plans, we first provide a historical timeline of the various plans’ adoptions and amendments, including those made in connection with the Reorganization. We then summarize the material terms of our Existing Plans and outstanding equity awards below.

For complete details, refer to the full text of the Existing Plans, which are filed as exhibits to the registration statement of which this prospectus forms a part.

•	The shareholders of Oura Health Oy adopted the Equity Plan 2015 on December 15, 2015, and later amended it from time to time (the “2015 Plan”).

•

The shareholders of Oura Health Oy adopted the Equity Plan 2016 on September 5, 2016. The Oura Health Oy board amended and restated it on October 8, 2019, and made subsequent amendments from time to time (the “2016 Plan”).

•	The shareholders of Oura Health Oy adopted the Equity Plan 2019 on October 26, 2018, and made subsequent amendments from time to time (the “2019 Plan”).

•

The board of directors of Oura Health Oy adopted the 2022 Share Option and Grant Plan on August 10, 2022. The shareholders approved it on March 22, 2023, and the board later amended and restated it on June 9, 2023 (the “2022 Plan”).

•

On March 31, 2026, as part of the Reorganization, Oura Health Oy assigned to us, and we assumed, the 2015 Plan, 2016 Plan, 2019 Plan, and 2022 Plan (together, the “Assumed Plans”). We also assumed 230,000 shares outstanding and available for issuance under the 2015 Plan’s prior authorized reserve and 4,936,637 shares outstanding and available for issuance under the 2022 Plan’s prior authorized reserve (together, the “Assumed Reserves”). Oura Health Oy then cancelled all outstanding equity awards under the Assumed Plans. In exchange, we granted substitute awards with substantially the same terms as each cancelled award under the Assumed Plan (the “Substitute Awards”).

•

On March 31, 2026, as part of the Reorganization, we terminated the issuance of any further equity awards under the Assumed Plans (except for the Substitute Awards). As a result, only Substitute Awards remain outstanding under the Assumed Plans. As of March 31, 2026, there were:

•	491,900 stock options outstanding under the 2015 Plan;

•	10,405,298 stock options outstanding under the 2016 Plan;

•	300,219 stock options outstanding under the 2019 Plan; and

•	145,859 stock options and 16,131,368 restricted stock units (RSUs) outstanding under the 2022 Plan.

•

We also assumed outstanding Non-Plan Awards made by Oura Health Oy outside of the Assumed Plans, including in 49,881 stock options and 1,587,177 RSUs outstanding, and an additional 81,955 shares outstanding and available for the issuance of Non-Plan Awards.

•

On March 30, 2026, our board of directors and stockholders approved the 2026 Share Option and Grant Plan (the “2026 Pre-Offering Plan”), effective upon the Reorganization on March 31, 2026. We reserved the Assumed Reserves, totaling 5,166,637 shares, for issuance under the 2026 Pre-Offering Plan. The 2026 Pre-Offering Plan continues the 2022 Plan and has the same terms and conditions. When this offering becomes effective, the 2026 Pre-Offering Plan will terminate. We will not grant any further awards under the 2026 Pre-Offering Plan, but any awards then outstanding will remain subject to the 2026 Pre-Offering Plan’s terms.

•

Our board of directors has adopted, and our stockholders have approved, the 2026 Incentive Award Plan (the “2026 Plan”). We will use this plan to issue equity incentive awards to eligible service providers after this offering.

When we assumed the Assumed Plans, our board approved conforming changes to reflect the transition from Oura Health Oy (a Finnish company) to Oura Inc. (a Delaware corporation). These changes included: awards previously denominated in Oura Health Oy shares, including the Substitute Awards, are now denominated in shares of our common stock; references to the Oura Health Oy board now mean our board of directors; and the governing law changed from Finland to the State of Delaware. We also made other conforming administrative changes.

The following summaries describe the Assumed Plans as we assumed them and as they govern the outstanding Substitute Awards.

Legacy Plans

The following summarizes the material terms of our 2015 Plan, 2016 Plan, and 2019 Plan (together, the “Legacy Plans”).

Eligibility and Administration. Current and future employees, consultants, advisors, management, and members of our board of directors (and those of our subsidiaries) may receive awards under the Legacy Plans. Our board of directors administers each plan and has authority to decide who receives awards, how many shares each award covers, the exercise price (if applicable), vesting schedules, and other terms.

Awards.

•

Stock Options. Each of the Legacy Plans authorizes the grant of stock options to purchase shares of our common stock. Each option allows the holder to buy one share at an exercise price set by the board. Options generally cannot be transferred or pledged.

For U.S. participants, options may be designated as incentive stock options (ISOs) or nonqualified stock options (NSOs). ISOs may be granted only to employees of the Company or its subsidiaries. The exercise price for all options granted to U.S. participants must be at least equal to the fair market value of the shares on the date of grant. For U.S. participants who own more than 10% of our voting stock, the exercise price of ISOs must be at least 110% of the fair market value of the shares on the date of grant, and the option term may not exceed five years. The U.S. Addenda to our Legacy Plans also set forth the term of options and additional limitations on the grant of ISOs.

•

Restricted Shares. For U.S. participants, the board may grant restricted share awards under each of the Legacy Plans, subject to repurchase or forfeiture restrictions and other terms the board decides. A restricted share agreement evidencing the award sets forth the specific terms, conditions, and restrictions for each grant. The board decides whether to issue restricted shares for free or for payment and has authority to set the grant procedures and allocations among participants.

Corporate Transactions. Under the 2015 Plan and 2016 Plan, in an exit event, meaning a transfer of control of 50% or more of our outstanding shares or voting power, or a sale of all or substantially all of our assets to an unaffiliated third party, the board may, in its discretion, accelerate the vesting of options and lapse of restrictions on restricted shares. Following completion of an exit event, all unvested restricted shares cease to exist and all unexercised options are forfeited, unless the board determines otherwise.

In a merger or division that is not an exit event (or, under the 2019 Plan, in any merger or demerger), participants may exercise their vested options within a period of time determined by the board. After that period, the options terminate.

If we liquidate or distribute our assets, participants may exercise their vested options, and the board may remove vesting restrictions on restricted shares. If a shareholder acquires more than 90% of our shares and has the right to redeem the rest, participants may exercise their options within a period the board determines, after which the options terminate. In a corporate conversion (such as a redomiciliation or change in legal form), the board may cancel outstanding options and restricted shares if participants receive new options, restricted shares, or similar equity rights in the resulting entity on substantially similar terms.

Repurchase Rights. After a participant’s service ends, we may repurchase shares the participant acquired by exercising stock options. For U.S. participants, this includes both vested and unvested shares acquired under options or restricted share awards (including shares from any post-termination option exercise). The plan document or award agreement specifies the repurchase terms. Generally, we may exercise our repurchase right for six to twelve months after termination or post-termination exercise, at the shares’ then-current fair market value.

Plan Amendment and Termination. The board has broad authority to make technical or other changes to each of the Legacy Plans as permitted by applicable law. For U.S. participants, the board may amend the terms of any outstanding options or restricted shares, but any amendment that materially harms a participant’s rights requires that participant’s written consent.

2022 Plan and 2026 Pre-Offering Plan

The following summarizes the material terms of our 2022 Plan and 2026 Pre-Offering Plan.

Eligibility and Administration. Employees, directors, officers, and consultants of the Company and its subsidiaries were eligible to receive awards under the 2022 Plan and remain eligible under the 2026 Pre-Offering Plan.

Administration. Our board of directors administered the 2022 Plan and administers the 2026 Pre-Offering Plan. The board may delegate administration to a committee of at least two directors, and it has delegated administration of the 2022 Plan and 2026 Pre-Offering Plan to our compensation committee. The administrator has authority to select award recipients, determine the types and amounts of awards, set exercise prices and vesting schedules, approve the form of award agreements, accelerate vesting, impose transfer and repurchase restrictions, and interpret the plan. Under the 2022 Plan, the administrator could further delegate to the managing director (or, if none, the board chairman) authority to grant awards to non-officer employees. Under the 2026 Pre-Offering Plan, the administrator may also delegate this authority to one or more officers. Any delegation is subject to board-established limits on the total number of shares, exercise price, and vesting terms.

Shares Available. Under the 2022 Plan (previously) and now the 2026 Pre-Offering Plan, if we forfeit, cancel, or reacquire shares before they vest, satisfy awards without issuing shares, or terminate awards (other than by exercise), those shares return to the pool available for future grants. Shares we withhold to cover exercise prices or tax withholding also return to the pool.

Awards. The 2022 Plan and 2026 Pre-Offering Plan authorize the grant of incentive stock options, NSOs, restricted stock awards, unrestricted stock awards, and restricted stock units.

•

Stock Options. The administrator may grant options as ISOs or NSOs. Each option allows the holder to purchase one share at an exercise price the administrator sets. The exercise price must be at least 100% of the shares’ fair market value on the grant date (or 110% for ISOs granted to 10% shareholders). Options have a maximum term of ten years (or five years for ISOs granted to 10% shareholders). Options vest according to a schedule the administrator sets. The administrator may allow early exercise of unvested options. When a participant’s service ends, unvested options expire immediately. Vested options generally remain exercisable for a period specified in the stock option award agreement. If we terminate the participant for cause, options may expire immediately. For ISOs, the aggregate fair market value of shares that first become exercisable in any calendar year cannot exceed $100,000.

•

Restricted Stock Awards. The administrator may grant restricted stock awards subject to restrictions based on continued service, achievement of performance goals, or other criteria. When the administrator grants a restricted stock award and the grantee pays any applicable purchase price, the grantee becomes the record owner of the shares and may vote and receive dividends. However, the shares remain subject to forfeiture and cannot be transferred until they vest. If a grantee’s service ends, we may repurchase unvested restricted stock at the purchase price the grantee paid.

•

Unrestricted Stock Awards. The administrator may grant unrestricted stock awards for past services, other compensation, or in lieu of cash compensation. These awards have no vesting or forfeiture restrictions.

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Restricted Stock Units. RSUs give the holder a right to receive shares (or cash) when vesting conditions are satisfied. Vesting conditions may be based on continued service, achievement of performance goals, or other criteria. We settle RSUs in shares or cash promptly after vesting, but no later than March 15 of the following year. Participants cannot sell, transfer, or pledge RSUs before settlement.

Corporate Transactions. Under the 2022 Plan and 2026 Pre-Offering Plan, if a sale event occurs, the 2022 Plan and 2026 Pre-Offering Plan and all outstanding options will terminate unless the successor entity assumes or continues them (or replaces them with substitute awards). A “sale event” generally means a dissolution or liquidation of the Company, a sale of all or substantially all of our assets, a merger or reorganization in which our shareholders do not retain majority voting power, an acquisition of a majority of our voting stock, or another acquisition of the business.

If the successor does not assume or substitute outstanding awards, option holders may exercise their vested options (including options that become exercisable in the sale event) before the sale event closes. The board may also cancel vested options and pay option holders cash equal to the excess, if any, of the per-share sale event consideration over the exercise price. Unvested restricted stock and RSUs will be forfeited just before a sale event unless assumed or substituted. We may repurchase forfeited restricted stock at the lower of the original purchase price or the sale event price. The board may also cancel restricted stock or RSUs and pay holders cash based on the sale event price. If our capital structure changes (such as through a stock split, recapitalization, or similar event), the administrator will proportionately adjust the number and kind of shares available under the plan, the number of shares subject to outstanding awards, and the exercise or purchase price of awards.

Repurchase Rights over Unvested Shares. Under the 2022 Plan and 2026 Pre-Offering Plan, if a holder’s service ends, we may repurchase shares the holder acquired by exercising options that remain subject to forfeiture due to early exercise. The repurchase price is the lower of the original exercise price or the then-current fair market value. We may exercise this right within the later of six months after service ends or seven months after the holder acquires shares through a post-termination exercise. We may also repurchase unvested restricted stock when a holder’s service ends, at the lower of the original purchase price or fair market value, within six months after termination.

RSU Vesting and Forfeiture Provisions. Under the RSU award agreements for both the 2022 Plan and 2026 Pre-Offering Plan, RSUs are subject to both time-based and performance-based vesting conditions. Both conditions must be satisfied before RSUs vest and can be settled. The time-based condition is satisfied according to the vesting schedule in the award agreement, subject to the grantee’s continued service. The performance-based condition is satisfied upon the first to occur of (i) a sale event or (ii) the first trading day after a registration statement for our initial public offering becomes effective, in each case before the award’s expiration date. This offering will satisfy the performance-based vesting condition.

Generally, if a grantee’s service ends without cause before the performance-based vesting condition is satisfied, the grantee automatically forfeits a portion of their time-vested RSUs. Specifically, 75% of the RSUs that have satisfied the time-based condition remain outstanding and may still vest when the performance-based condition is satisfied, but 25% of those RSUs are automatically forfeited for no consideration. If we terminate a grantee for cause (or if grounds for termination for cause may exist), all RSUs are automatically forfeited, including those that have satisfied the time-based condition. After this offering, the automatic partial forfeiture provision for terminations without cause will no longer apply to outstanding RSU awards.

Dispute Resolution and Arbitration. Any disputes arising out of or relating to the 2022 Plan, 2026 Pre-Offering Plan, or any awards granted under those plans must be resolved by binding arbitration in San Francisco, California, under the J.A.M.S. Endispute Comprehensive Arbitration Rules and Procedures.

Plan Amendment and Termination. The board may amend or discontinue the 2026 Pre-Offering Plan at any time (the board previously terminated the 2022 Plan), and the committee may amend or cancel any outstanding award to address changes in law or for any other lawful purpose. However, any change that would harm a holder’s rights under an outstanding award requires that holder’s consent. The administrator may reduce the exercise price of outstanding options or reprice options by canceling and replacing them. Neither plan permits new awards after the tenth anniversary of the board’s adoption of that plan. The 2022 Plan and 2026 Pre-Offering Plan have been terminated upon the effectiveness of the 2026 Plan, although outstanding equity awards will continue to be governed by the existing applicable plan.

Non-Plan Awards

From time to time, our board grants equity awards in the form of stock options or RSUs outside of our board- and shareholder-approved equity incentive plans (“Non-Plan Awards”), pursuant to standalone award agreements approved by our board at the time of grant. Non-Plan Awards are denominated in shares of our common stock, may be subject to vesting conditions, and may also include lock-up terms, transfer restrictions and other limitations imposed by our governing documents.

Non-Plan Awards in the form of stock options have a stated term and exercise price and may be subject to service-based vesting conditions or may be vested and fully exercisable on the date of grant. Non-Plan Awards in the form of RSUs generally have the same terms as RSUs granted under the 2022 Plan, including a term of seven years and vesting conditions consisting of a service-based condition and a performance-based vesting condition, which will be satisfied by this offering. Shares obtained by the holder of a Non-Plan Award through such award’s exercise or settlement are not generally subject to a right of repurchase for any period.

2026 Incentive Award Plan

We have adopted, and our stockholders have approved, the 2026 Plan, which will be effective on the day immediately prior to the completion of this offering. The principal purpose of the 2026 Plan is to attract, retain, and motivate selected employees, consultants, and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2026 Plan are summarized below.

Share Reserve. Under the 2026 Plan,     shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, SARs, restricted stock awards, RSU awards and other stock-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2026 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2022 Plan and 2026 Pre-Offering Plan (“Prior Plan Awards”) that become available for issuance under the counting provisions described below following the effective date of the 2026 Plan and (ii) an annual increase on the first day of each calendar year beginning in 2027 and ending in 2036, equal to the lesser of (A) 5% of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding calendar year, and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than    shares of stock may be issued upon the exercise of ISOs.

The following counting provisions will be in effect for the share reserve under the 2026 Plan:

•

to the extent an award (including a Prior Plan Award) terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2026 Plan;

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to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2026 Plan or Prior Plan Award, such tendered or withheld shares will be available for future grants under the 2026 Plan;

•	to the extent shares subject to SARs are not issued in connection with the stock settlement of SARs on exercise thereof, such shares will be available for future grants under the 2026 Plan;

•	to the extent shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2026 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards or Prior Plan Awards will not be counted against the shares available for issuance under the 2026 Plan; and

•

to the extent it is permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2026 Plan.

In addition, the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to all cash-based awards to any individual for services as a non-employee director during any calendar year may not exceed $1,000,000 for the non-employee director’s first year of service and $750,000 for each year thereafter.

Administration. The compensation committee of our board of directors is expected to administer the 2026 Plan. The 2026 Plan provides that the board of directors or the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the Company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2026 Plan, the plan administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2026 Plan. The plan administrator is also authorized to adopt, amend or rescind rules relating to plan administration of the 2026 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2026 Plan. The full board of directors will administer the 2026 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock, and all other stock-based and cash-based awards under the 2026 Plan may be granted to individuals who are then our officers, employees, or consultants or are the officers, employees, or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our Company or certain of our subsidiaries may be granted incentive stock options.

Awards. The 2026 Plan provides that the plan administrator may grant or issue stock options, SARs, restricted stock, RSUs, other stock-or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award, and will indicate the type, terms, and conditions of the award.

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NSOs will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the plan administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of Company performance targets and individual performance targets established by the plan administrator. NSOs may be granted for any term specified by the plan administrator that does not exceed ten years.

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ISOs will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may be granted only to employees, and must not be exercisable after a period of ten (10) years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2026 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

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Restricted stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the plan administrator. Typically, restricted stock may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

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RSUs may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the plan administrator. Like restricted stock, RSUs may not be sold or otherwise transferred until vesting conditions are removed or expire. Unlike restricted stock, stock underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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SARs may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2026 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2026 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the plan administrator.

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Other stock- or cash-based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock- or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock- or cash- based awards, which may include vesting conditions based on continued service, performance, and/or other conditions.

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Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payment dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control. In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. The plan administrator may also make appropriate adjustments to awards under the 2026 Plan and is authorized to provide for the acceleration, cashout, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of Awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2026 Plan or any awards under the 2026 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the plan administrator will make appropriate, proportionate adjustments to: (1) the aggregate number and type of shares subject to the 2026 Plan; (2) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (3) the grant or exercise price per share of any outstanding awards under the 2026 Plan.

Amendment and Termination. The plan administrator may terminate, amend or modify the 2026 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule, or regulation (including any applicable stock exchange rule).

Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date, and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No incentive stock options may be granted pursuant to the 2026 Plan after the tenth anniversary of the effective date of the 2026 Plan, and no additional annual share increases to the 2026 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2026 Plan will remain in force according to the terms of the 2026 Plan and the applicable award agreement.

Clawback/Recoupment. All awards under the 2026 Plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of Nasdaq or as is otherwise required by applicable law and any clawback policy that we adopt, to the extent set forth in such clawback policy and/or the applicable award agreement.

2026 Employee Stock Purchase Plan

We have adopted, and our stockholders have approved, the ESPP, which will be effective upon the day immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. The material terms of the ESPP are summarized below.

Components. The ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the ESPP to U.S. and to non-U.S. employees. Specifically, the ESPP authorizes (i) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code, (the “Section 423 Component”), and (ii) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees who do not benefit from favorable U.S. tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where possible under local law and custom, we expect that the Non-Section 423 Component generally will be operated and administered on terms and conditions similar to the Section 423 Component.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a)     shares of common stock and (b) an annual increase on the first day of each calendar year beginning in 2027 and ending in 2036, equal to the lesser of (i) 1% of the shares of our common stock outstanding (on an as-converted basis) on the last day of the immediately preceding calendar year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than    shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation. Such payroll deductions will be expressed as a whole number percentage, and the accumulated deductions will be applied to the purchase of shares of our common stock on each purchase date. However, a participant may not purchase more than 10,000 shares of our common stock in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Generally, the ESPP will offer employees the option to purchase shares through a series of offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each purchase period, or such other price designated by the administrator.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of our common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. A participant may also decrease to zero (but not increase) or withdraw his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge, or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge, or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger, or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of our common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares of our common stock which any participant has elected to purchase under the ESPP, and the maximum number of shares of our common stock which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend, or terminate the ESPP at any time. However, our board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of     , 2026, both before and after this offering, for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of any class of our voting securities;

•	each of our named executive officers, directors, and director nominees;

•	all of our executive officers, directors, and director nominees as a group; and

•	all of the selling stockholders.

The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of     , 2026 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Our calculation of beneficial ownership before this offering is based on      shares of our common stock outstanding as of     , 2026, after giving effect to (i) the Preferred Stock Conversion, (ii) the SAFE Conversion, and (iii) the RSU Net Settlement. Our calculation of beneficial ownership after this offering gives effect to the foregoing and the sale of    shares of common stock in this offering, and assumes the underwriters will not exercise their option to purchase additional shares of common stock. The exact number of shares of our common stock that will be withheld from any person in connection with the RSU Net Settlement may differ based on such person’s personal tax rates. The following table excludes any shares of our common stock that may be purchased pursuant to our directed share program described in the section titled “Underwriting—Directed Share Program.”

Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, each of the beneficial owners listed below has sole voting and investment power with respect to the shares set forth opposite such person’s name. Unless otherwise indicated, the address of all listed stockholders is 415 Kearny Street, San Francisco, California 94108.

	Shares Beneficially Owned Before This Offering		Shares Offered in This Offering	Shares Beneficially Owned After This Offering
	Number	Percent		Number	Percent
5% Stockholders:
Entities affiliated with FMR LLC(1)
Entities affiliated with Forerunner Ventures(2)
Bedford Ridge Investment Company LLP(3)
Entities affiliated with Lifeline Ventures(4)

Named Executive Officers, Directors, and Director Nominees:
Thomas Hale(5)
David Shuman(6)
Sean Brecker(7)
Michael A. Chapp(8)

	Shares Beneficially Owned Before This Offering		Shares Offered in This Offering	Shares Beneficially Owned After This Offering
	Number	Percent		Number	Percent
Timo Ahopelto(4)
Dennis Durkin(9)
Wen Hsieh(10)
Eurie Kim(2)
Leslie Kilgore
Mikko Kuusi(11)
David Sze
Jason Warnick
All executive officers, directors, and director nominees as a group (12 individuals)

Selling Stockholders:

*	Represents beneficial ownership of less than 1.0%.
(1)

Consists of      shares of common stock directly held by funds and accounts that are advised or managed by direct or indirect subsidiaries of FMR LLC, which beneficially owns or may be deemed to beneficially own all of these shares. Abigail P. Johnson is a Director, the Chairman, and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(2)

Consists of (i)      shares of common stock directly held by Forerunner Partners IV, L.P., (ii)      shares of common stock directly held by Forerunner Builders IV, L.P., and (iii)      shares of common stock directly held by Forerunner Friends IV, L.P. Forerunner Ventures GP IV, LLC is the general partner of Forerunner Partners IV, L.P., Forerunner Builders IV, L.P., and Forerunner Friends IV, L.P. Kirsten Green and Eurie Kim, a member of our board of directors, are the managing members of Forerunner Ventures GP IV, LLC and may be deemed to share voting and investment power with respect to the shares held by Forerunner Partners IV, L.P., Forerunner Builders IV, L.P., and Forerunner Friends IV, L.P. The address of each of the entities identified in this footnote is c/o Forerunner Ventures Management, LLC, 1 Letterman Drive, Building C, Suite C5-100, San Francisco, California 94129.

(3)

Bedford Ridge Capital GP LLC is the general partner of Bedford Ridge Investment Company I LP (“BRIC I”). Andrew Klaber is the managing member of Bedford Ridge Capital GP LLC and has voting and investment power with respect to the shares held by BRIC I.

(4)

Consists of (i)      shares of common stock directly held by Lifeline Ventures Fund I Ky and (ii)     shares of common stock directly held by Lifeline Ventures Fund IV Ky. Timo Ahopelto, a member of our board of directors, is a Founding Partner of Lifeline Ventures and may be deemed to share voting and investment power with respect to the shares held by Lifeline Ventures Fund I Ky and Lifeline Ventures Fund IV Ky. The address of each of the entities identified in this footnote is c/o Lifeline Ventures, Pursimiehenkatu 26 C, 7th Floor, 00150 Helsinki, Finland.

(5)	Consists of (i) shares of common stock directly held by Thomas Hale and (ii) shares of common stock underlying RSUs directly held by Mr. Hale that vest and settle within 60 days of , 2026.
(6)

Consists of (i)      shares of common stock directly held by Lateralus Holdings XI LLC and (ii)     shares of common stock directly held by Lateralus Holdings LLC, in each case for the benefit of Mr. Shuman and his immediate family through family trusts. Mr. Shuman has voting and investment power with respect to the shares held by each of Lateralus Holdings XI LLC and Lateralus Holdings LLC.     of such shares of common stock are pledged as collateral to secure certain personal indebtedness of Mr. Shuman. Mr. Shuman has a family trust that is the sole member of Jambi Holdings LLC (“Jambi”), which holds a special limited partnership interest in BRIC I entitling Jambi to 50% of the carried interest and management fees that would otherwise be allocable to the general partner of BRIC I. Mr. Shuman does not have voting or investment power over any shares held by BRIC I.

(7)

Consists of (i)      shares of common stock directly held by a family trust of which Sean Brecker serves as trustee and (ii)      shares of common stock underlying RSUs directly held by the family trust that vest and settle within 60 days of    , 2026.

(8)

Consists of (i)    shares of common stock directly held by Michael A. Chapp, (ii)    shares of common stock directly held by Mr. Chapp’s spouse, (iii)    shares of common stock underlying RSUs directly held by Mr. Chapp that vest and settle within 60 days of    , 2026, and (iv)    shares of common stock underlying stock options directly held by Mr. Chapp that are currently exercisable or would be exercisable within 60 days of    , 2026.

(9)

Consists of (i)    shares of common stock directly held by Dennis Durkin, (ii)    shares of common stock underlying RSUs directly held by Mr. Durkin that vest and settle within 60 days of    , 2026, and (iii)    shares of common stock directly held by a family trust of which Mr. Durkin serves as trustee.

(10)

Consists of      shares of common stock directly held by Matter Venture Partners Fund I, L.P. Wen Hsieh, a member of our board of directors, is the Founding Managing Partner of Matter Venture Partners and has sole voting and investment power with respect to the shares held by Matter Venture Partners Fund I, L.P. The address of Matter Venture Partners Fund I, L.P. is c/o Matter Venture Partners, 3240 Hillview Avenue, Palo Alto, California 94304.

(11)	Consists of shares of common stock directly held by an entity wholly owned by Mikko Kuusi.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since October 1, 2022 and each currently proposed transaction in which we have been or are to be a participant and:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Series D Preferred Stock Financing

In December 2024, our predecessor, Oura Health Oy, issued and sold an aggregate of 4,865,706 shares of its Series D convertible preferred stock to entities affiliated with FMR LLC, which entities collectively hold more than 5% of our outstanding capital stock, at a price per share of $25.69 for aggregate proceeds of approximately $125.0 million. In connection with the Reorganization in March 2026, we issued the entities affiliated with FMR LLC shares of Series D convertible preferred stock in Oura Inc., in exchange, on a one-for-one basis, for the shares of Series D convertible preferred stock of Oura Health Oy then held by them.

Series E Preferred Stock Financing

In September 2025, our predecessor, Oura Health Oy, issued and sold an aggregate of 11,752,554 shares of its Series E convertible preferred stock to entities affiliated with FMR LLC, at a price per share of $53.57 for aggregate proceeds of approximately $629.6 million. In February 2026, Oura Health Oy issued and sold an additional 186,671 shares of its Series E convertible preferred stock to an entity affiliated with FMR LLC, at the same price per share, for aggregate proceeds of approximately $10.0 million. In connection with the Reorganization in March 2026, we issued the entities affiliated with FMR LLC shares of Series E convertible preferred stock in Oura Inc., in exchange, on a one-for-one basis, for the shares of Series E convertible preferred stock of Oura Health Oy then held by them.

Stock Repurchases

In February 2026, our predecessor, Oura Health Oy, repurchased an aggregate of 1,617,721 shares of Series B convertible preferred stock from entities affiliated with Forerunner Ventures, at a price per share of $40.18 for an aggregate repurchase price of $65.0 million, excluding estimated withholdings. Entities affiliated with Forerunner Ventures collectively hold more than 5% of our outstanding capital stock, and Eurie Kim, a member of our board of directors, is a Managing Partner at Forerunner Ventures.

Reorganization

On March 31, 2026, in connection with the Reorganization that we completed to effect our redomiciliation from Finland to the United States, we issued all of the pre-existing shareholders of our predecessor, Oura Health Oy, shares of the capital stock of Oura Inc., in exchange, on a one-for-one basis, for all shares of Oura Health Oy’s then held by them. In addition, we issued all of the pre-existing equity award holders of Oura Health Oy substitute equity awards consisting of stock options to purchase shares of Oura Inc.’s common stock and restricted stock units for shares of Oura Inc.’s common stock, in each case in substitution for corresponding option rights and restricted share units of Oura Health Oy that were cancelled in connection with the Reorganization. The individuals and entities that directly or indirectly received securities of Oura Inc. in connection with the Reorganization included (i) Dennis Durkin, and Wen Hsieh, members of our board of directors, and Mikko Kuusi, one of our director nominees, (ii) Thomas Hale,

David Shuman, Sean Brecker, and Michael A. Chapp, our executive officers, and (iii) entities affiliated with FMR LLC, entities affiliated with Forerunner Ventures, Bedford Ridge Investment Company I LP (“BRIC I”), and entities affiliated with Lifeline Ventures, each of which are holders of more than 5% of our outstanding capital stock. Eurie Kim, a member of our board of directors, is a Managing Partner at Forerunner Ventures. David Shuman, our Executive Chairman, indirectly holds a special limited partnership interest in BRIC I through a family trust exclusively for the benefit of Mr. Shuman and his descendants, entitling such trust to 50% of the carried interest and management fees that would otherwise be allocable to the general partner of BRIC I. Timo Ahopelto, a member of our board of directors, is the Founding Partner of Lifeline Ventures.

Executive Officer Promissory Notes

In December 2025, Ouraring Inc., one of our wholly owned subsidiaries, issued, as lender, a $2.5 million principal amount promissory note to Sean Brecker, our Chief Financial Officer, bearing interest at a rate per annum equal to the greater of (i) 3.6% and (ii) a fixed margin of 3.5% plus the forward-looking one-month secured overnight financing rate and maturing in December 2026. In March 2026 and April 2026, Ouraring Inc. issued two additional promissory notes to Mr. Brecker, each in the principal amount of $500,000 and on substantially the same terms as the December 2025 promissory note, maturing in March 2027 and April 2027, respectively. The three notes were issued pursuant to board resolutions authorizing up to $5.0 million in aggregate principal amount of loans from Ouraring Inc. to Mr. Brecker. In July 2026, the promissory notes were repaid in full and cancelled.

Registration Rights Agreement

We are party to a registration rights agreement (the “Registration Rights Agreement”), dated as of March 31, 2026, with certain holders of our capital stock, including David Shuman, our Executive Chairman, Dennis Durkin, a member of our board of directors, Matter Venture Partners Fund I, L.P., an entity affiliated with Wen Hsieh, a member of our board of directors, and entities affiliated with FMR LLC, entities affiliated with Forerunner Ventures, BRIC I, and entities affiliated with Lifeline Ventures, each of which are holders of more than 5% of our outstanding capital stock and/or entities with which certain of our directors are affiliated. Subject to certain conditions and limitations, the Registration Rights Agreement provides these holders with registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The Registration Rights Agreement also provides that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. For a detailed description of the Registration Rights Agreement, which will continue to apply following this offering, see “Description of Capital Stock—Registration Rights.”

Shareholders Agreement

We are party to a shareholders agreement (the “Shareholders Agreement”), dated as of March 31, 2026, by and among us and all holders of our capital stock. Pursuant to the Shareholders Agreement, holders of our capital stock, including David Shuman, our Executive Chairman, Dennis Durkin, a member of our board of directors, Matter Venture Partners Fund I, L.P., an entity affiliated with Wen Hsieh, a member of our board of directors, an entity wholly owned by Mikko Kuusi, one of our director nominees, and entities affiliated with FMR LLC, entities affiliated with Forerunner Ventures, BRIC I, and entities affiliated with Lifeline Ventures, each of which are holders of more than 5% of our outstanding capital stock and/or entities with which certain of our directors are affiliated, have agreed as to certain matters relating to the governance of the Company, including with respect to the voting and disposition of shares and the election of directors. In addition to voting arrangements, the Shareholders Agreement contains provisions relating to pre-emptive rights, reporting and information rights, redemption rights, and restrictions on transfer, and contains covenants relating to intellectual property, confidentiality, non-competition, and non-solicitation.

The Shareholders Agreement, which will be amended and restated immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, will expire in substantial part in connection with this offering.

Offer Letters

We have entered into offer letters with each of our named executive officers. See “Executive and Director Compensation—Executive Compensation—Executive Compensation Arrangements.”

Equity Awards to Directors and Executive Officers

We have granted equity awards to our directors and executive officers as more fully described in the section titled “Executive and Director Compensation.”

Director and Executive Officer Indemnification and Insurance

Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance for each of our directors and executive officers. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Directed Share Program

At our request, the underwriters have reserved up to   % of the shares of our common stock to be offered by this prospectus for sale, at the initial public offering price, through a directed share program to certain of our employees and certain individuals and entities identified by our management. See “Underwriting—Directed Share Program.” Purchases by any related persons participating in the directed share program may individually exceed $120,000.

Our Policy Regarding Related Person Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests or the perception thereof. Prior to the completion of this offering, our board of directors will adopt a written policy on transactions with related persons, pursuant to which our audit committee will approve or ratify “related person transactions” that are required to be disclosed pursuant to Item 404(a) of Regulation S-K. Item 404(a) of Regulation S-K requires disclosure, subject to certain exceptions, of transactions in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any “related person” as defined under Item 404(a) of Regulation S-K had or will have a direct or indirect material interest.

Under the new policy, related person transactions are to be reviewed and approved or ratified by the audit committee, or, in the event that each member of the audit committee is a “related person” with respect to such “related person transaction”, by a majority of the disinterested independent directors of our board. In connection with such review and approval or ratification, the audit committee is to review the relevant known facts and circumstances of the transaction, including whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, whether the transaction arose in the ordinary course of business, and the extent of the related person’s interest in the transaction, taking into account the conflicts of interest and corporate opportunity provisions of the Company’s organizational documents and Code of Ethics. Management is also to update the audit committee as to any material changes to any approved or ratified related person transactions on an ongoing basis.

DESCRIPTION OF CAPITAL STOCK

General

In connection with this offering, we will amend and restate our existing amended and restated certificate of incorporation and existing bylaws. Unless otherwise stated, the following is a description of the material terms of, and is qualified in its entirety by, our Amended Charter and our Amended Bylaws, each of which will be in effect upon the completion of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. In this “Description of Capital Stock” section, “we,” “us,” “our,” and “our company” refer to Oura Inc. and not any of its subsidiaries.

Upon the completion of this offering, our authorized capital stock will consist of 4,500,000,000 shares of common stock, par value $0.00001 per share, and 100,000,000 shares of preferred stock, par value $0.00001 per share, the rights and preferences of which the board of directors may establish from time to time.

As of June 30, 2026, after giving effect to (i) the Preferred Stock Conversion, (ii) the SAFE Conversion, and (iii) the RSU Net Settlement, which, in each case, will occur in connection with the completion of this offering, there were      shares of our common stock outstanding held by      stockholders of record and no shares of our preferred stock outstanding. Pursuant to our Amended Charter, our board of directors will have the authority, without stockholder approval, except as required by Nasdaq listing standards, to issue additional shares of our common stock.

Common Stock

Dividend Rights

Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding stock. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

See “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock will be entitled to one vote for each share held on all matters submitted to a vote of stockholders. The holders of our common stock will vote together as a single class, unless otherwise required by law. The holders of our common stock will not have cumulative voting rights in the election of directors.

No Preemptive or Similar Rights

Our common stock will not be entitled to preemptive rights and will not be subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All shares of our common stock that will be outstanding upon the completion of this offering will be fully paid and non-assessable.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our Amended Charter will authorize our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors will be able to determine, without stockholder approval and with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices, or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock. We have no current plan for the issuance of any shares of preferred stock.

Options and Restricted Stock Units

As of June 30, 2026, we had outstanding options to purchase (i) an aggregate of 10,865,675 shares of our common stock under our Existing Plans, with a weighted-average exercise price of $0.92 per share, and (ii) an aggregate of 49,881 shares of common stock issuable upon exercise of stock options outside of our Existing Plans, with a weighted-average exercise price of $3.17 per share.

As of June 30, 2026, we had outstanding RSUs that may be settled once vested for (i) an aggregate of 17,184,293 shares of our common stock under our Existing Plans and (ii) an aggregate of 1,587,177 shares of our common stock outside of our Existing Plans.      of these RSUs will vest in full in connection with this offering, subject to the RSU holders’ continuous service through the date of this prospectus, and will be settled in the RSU Net Settlement, where we will issue an aggregate of      shares of our common stock, after withholding an aggregate of      shares of common stock to satisfy associated estimated tax withholding and remittance obligations (based on an assumed tax withholding rate of   %).

Simple Agreement for Future Equity

In July 2026, we issued a SAFE instrument to Eli Lilly and Company that remains outstanding as of the date of this prospectus and will convert into an aggregate of    shares of our common stock immediately prior to the completion of this offering, based on an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Registration Rights

Under the Registration Rights Agreement, following the completion of this offering, certain holders of our common stock, including, but not limited to, certain holders of more than 5% of our outstanding capital stock and entities affiliated with certain of our officers and directors, will have certain registration rights, as set forth below. Such registration rights will terminate, with respect to any holder, upon the earliest of (i) the closing of a change-of-control merger or consolidation involving us (other than a merger or consolidation in which our existing stockholders retain at least a majority, by voting power, of the surviving or resulting entity or its parent) or a sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, of all or substantially all the assets of us and our subsidiaries taken as a whole (other than to a wholly owned subsidiary), (ii) such time after this offering as such holder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act, or another similar exemption, without volume limitation during a three-month period without registration, and (iii) the third anniversary of the completion of this offering. Under the Registration Rights Agreement, we will generally be required to pay all expenses (other than underwriting discounts, selling commissions, stock transfer taxes, and fees and disbursements of counsel for any selling holder) related to any registration effected pursuant to the exercise of such registration rights. The demand and Form S-3 registration rights described below are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares of common stock included in any such registration under specified circumstances.

Demand Registration Rights

After the completion of this offering, the holders of up to approximately      million shares of our common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement of which this prospectus is a part, the holders of at least 75% of the shares having registration rights then outstanding may request that we file a registration statement on Form S-1 to register the offer and sale of their shares, so long as the request covers at least 50% of the shares having registration rights then outstanding with an anticipated aggregate offering price of at least $50.0 million, before underwriting discounts and commissions and other selling expenses. We will only be obligated to effect one such registration. If our board of directors determines in good faith that it would be materially detrimental to us for such registration statement to become effective or remain effective because such action would (a) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving us, (b) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential, or (c) render us unable to comply with requirements under the Securities Act or the Exchange Act, we will have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 120 days. In addition, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of filing of, and ending on a date 180 days following the effectiveness of, a registration statement relating to a registration initiated by us.

Form S-3 Registration Rights

After the completion of this offering, holders of up to approximately      million shares of our common stock will be entitled to certain Form S-3 registration rights. At any time when we are eligible to file a registration statement on Form S-3, the holders of at least 75% of the shares having registration rights then outstanding may request that we register the offer and sale of their shares on a registration statement on Form S-3 so long as the request covers shares having an anticipated aggregate offering price of at least $15.0 million, before underwriting discounts and commissions and other selling expenses. However, we will not be required to effect a registration on Form S-3 if we have effected one such registration within the 12-month period preceding the date of the request. If our board of directors determines in good faith that it would be materially detrimental to us for such registration statement to become effective or remain effective, for the reasons described above, we will have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 120 days. We will not be required to effect a Form S-3 registration during the period beginning 30 days prior to our good faith estimate of the date of filing of, and ending on a date 90 days following the effectiveness of, a registration statement relating to a registration initiated by us.

Piggyback Registration Rights

After the completion of this offering, the holders of up to approximately      million shares of our common stock will be entitled to certain “piggyback” registration rights. If we propose to register shares of our common stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash, either for our own account or for the account of our stockholders, other than in connection with this offering, all holders of these shares then outstanding will be able to request that we include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act in connection with a public offering solely for cash, other than with respect to (i) a registration relating to the sale or grant of securities to employees or a subsidiary pursuant to a stock option, stock purchase, or similar plan, (ii) a registration relating to a transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our common stock, (iv) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, or (v) a registration relating to this offering, the holders of these shares will be entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration. In the case of an underwritten offering, if the underwriters determine that less than all of the shares having registration rights requested to be registered can be included, such shares will be allocated among the selling holders in proportion (as nearly as practicable) to the number of such shares owned by each selling holder, and in no event will such shares be reduced unless all other securities (other than securities to be sold by us) are first entirely excluded from the offering; provided that the number of such shares included in the offering will not be reduced below 50% of the total number of securities included in the offering, unless the offering is this offering, in which case the selling holders may be excluded further if the underwriters make the determination described above and no other stockholder’s securities are included.

Anti-Takeover Provisions

Provisions of Delaware law and in our Amended Charter and our Amended Bylaws could delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Delaware Law Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”) regulating corporate takeovers. In general, DGCL Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Amended Charter and Amended Bylaw Provisions

Our Amended Charter and our Amended Bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Classified Board of Directors

Our Amended Charter will provide that our board of directors will be classified into three classes of directors, each of which will hold office for a three-year term. In addition, directors may only be removed from the board of directors for cause and by the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. The existence of a classified board of directors could delay a potential acquirer from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer. See “Management—Composition of our Board of Directors.”

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by Nasdaq listing standards. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Requirements for Advance Notification of Stockholder Meetings, Nominations, and Proposals

Our Amended Bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Amended Bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Stockholder Action by Written Consent; Special Meeting of Stockholders

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our Amended Charter will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our Amended Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Amended Bylaws. Our Amended Bylaws will further provide that special meetings of our stockholders may be called only by our board of directors, the chairman of our board of directors, or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Amended Charter will not provide for cumulative voting.

Amendment of Amended Charter or Amended Bylaws

Our Amended Charter will require the approval of the holders of at least 66 2⁄3% in the voting power of the outstanding shares of our capital stock in order to amend certain provisions, including those relating to removal of directors, rights and privileges of the common stock, indemnification, exclusive forum, and the prohibition on stockholder action by written consent. Our Amended Bylaws will provide that the approval of the holders of at least 66 2⁄3% in the voting power of the outstanding shares of our capital stock entitled to vote thereon is required for stockholders to amend or adopt any provision of our Amended Bylaws.

The foregoing provisions of our Amended Charter and Amended Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Issuance of Undesignated Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Exclusive Venue

Our Amended Bylaws will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or stockholders to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Amended Charter or Amended Bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our Amended Bylaws also will provide that unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Our Amended Bylaws that will be in effect on the completion of this offering will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.”

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Amended Charter includes a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Our Amended Bylaws generally will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification, and advancement provisions in our Amended Charter and Amended Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Party Transactions—Director and Executive Officer Indemnification and Insurance.”

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Oura. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Court of Chancery in the State of Delaware.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s shares thereafter devolved by operation of law and such suit is brought in the Court of Chancery in the State of Delaware. See “—Exclusive Venue” above.

Stock Exchange Listing

We have applied to list our common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “OURA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Odyssey Transfer and Trust Company. The transfer agent and registrar’s address is 860 Blue Gentian Rd, Suite 320, Eagan, Minnesota 55121 and its telephone number is (888) 290-1175.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Revolving Credit Facility

General

On May 15, 2025, Oura Health Oy, a limited liability company organized under the laws of Finland with business identity code 2542776-4 (the “Finnish Borrower”), and Ouraring Inc., a Delaware corporation (the “U.S. Borrower” and together with the Finnish Borrower, the “Initial Borrowers”), each a direct or indirect wholly owned subsidiary of Oura Inc., entered into a Credit Agreement (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) which provided for a $250.0 million senior secured revolving credit facility (the “Revolving Credit Facility”) with JPMorgan Chase Bank, N.A. and J.P. Morgan SE, as administrative agent (the “Agent”), and the other financial institutions from time to time party thereto as lenders (the “Lenders”).

On August 29, 2025, the Initial Borrowers, the Agent, and the Required Lenders (as defined in the Credit Agreement) entered into a first amendment to the Credit Agreement (the “First Amendment”) to, among other things, permit certain specified derivative transactions.

On January 23, 2026, the Initial Borrowers, the Agent, and the Required Lenders entered into a second amendment to the Credit Agreement (the “Second Amendment”) to, among other things, increase the aggregate commitments under the Revolving Credit Facility from $250.0 million to $500.0 million and permit certain redomiciliation-related transactions and the joinder of additional co-borrowers under the Revolving Credit Facility.

On March 26, 2026, the Initial Borrowers and the Agent entered into a third amendment to the Credit Agreement (the “Third Amendment”) to make certain technical changes to the definition of “Change in Control” in the Credit Agreement.

On April 16, 2026, Oura Inc. joined the Revolving Credit Facility as an additional co-borrower thereunder (in such capacity, the “Parent Borrower” and together with the Initial Borrowers, the “Borrowers”).

On June 4, 2026, the Borrowers, the Agent, and the Lenders entered into a fourth amendment to the Credit Agreement (the “Fourth Amendment”) to, among other things, increase the aggregate commitments under the Revolving Credit Facility from $500.0 million to $525.0 million, with an additional $245.0 million of commitments that will become available to us upon the completion of this offering and the satisfaction of certain related conditions, extend the maturity of the Revolving Credit Facility to June 4, 2029, and make certain other changes to the covenants and the component definitions used therein.

Interest Rates and Fees

The loans under the Credit Agreement bear interest at a floating rate, which can be, at the option of the Borrowers, a rate per annum equal to either (i) Term SOFR (as defined in the Credit Agreement) plus an applicable margin ranging from 1.75% to 2.25% or (ii) the Alternate Base Rate (as defined in the Credit Agreement) plus an applicable margin ranging from 0.75% to 1.25%, in each case determined based upon the average utilization of the Revolving Credit Facility.

In addition to paying interest on the principal amounts outstanding under the Revolving Credit Facility, the Borrowers are required to pay a commitment fee with respect to the unutilized revolving commitments thereunder at a rate of 0.25% per annum. The Borrowers are also subject to customary letter of credit and agency fees.

Amortization and Final Maturity

Outstanding borrowings under the Revolving Credit Facility do not amortize. The Revolving Credit Facility has a final maturity date of June 4, 2029.

Guarantees and Security

The Borrowers’ obligations under the Revolving Credit Facility are guaranteed by each Borrower (in each case other than as to its own obligations) and shall be guaranteed by any future material subsidiaries of the Borrowers organized in the United States, Finland, Sweden, or another foreign jurisdiction reasonably acceptable to the Agent. All obligations under the Revolving Credit Facility are secured by, among other things, and in each case subject to certain exceptions: (i) a first-priority pledge of all of the capital stock or other equity interests held by each Borrower (and each future guarantor, if any) and (ii) a first-priority pledge in substantially all of the other tangible and intangible assets (including intellectual property) of each Borrower (and each future guarantor, if any).

Covenants and Other Matters

The Credit Agreement contains a number of covenants that, among other things and subject to certain exceptions, restrict the Borrowers and their respective subsidiaries’ (if any) ability to:

•	incur indebtedness or issue certain disqualified stock;

•	incur liens;

•	consolidate or merge, or sell, or otherwise dispose of assets;

•	make investments, loans, advances, guarantees, and acquisitions;

•	enter into swap agreements;

•	enter into transactions with affiliates;

•	pay dividends or make other distributions on equity interests, or redeem, repurchase, or retire equity interests;

•	enter into agreements restricting the ability to pay dividends or grant liens securing obligations under the Credit Agreement;

•	prepay subordinated indebtedness or amend certain subordinated indebtedness documents, or make payments in respect of convertible debt securities;

•	enter into sale and leaseback transactions;

•	engage in activities regulated by outbound investment rules; and

•	transfer or dispose of material intellectual property.

In addition, the Credit Agreement requires the Parent Borrower to comply with, as of the end of each fiscal quarter and subject to certain cure rights, (x) a maximum total net leverage ratio not to exceed 4.00:1.00, or upon the election of the Parent Borrower in connection with a material acquisition and so long as no event of default exists and is continuing, 4.50:1.00 for a period of four consecutive quarters (provided, that such election may not be made on more than two occasions during the term of the Credit Agreement), in each case, measured on a trailing four-quarter basis and (y) a minimum interest coverage ratio not less than 3.00:1.00, measured on a trailing four-quarter basis.

The Credit Agreement also contains representations and warranties, affirmative covenants, including financial reporting obligations, and events of default, some of which are subject to qualifiers,

exceptions, and grace periods (in the case of the events of default). If an event of default has occurred and is continuing, the Lenders will be permitted to accelerate all outstanding borrowings and other obligations, terminate outstanding commitments and exercise other specified remedies.

The foregoing summary describes the material provisions of the Credit Agreement but may not contain all information that is important to you. We urge you to read the provisions of the Credit Agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to list our common stock on Nasdaq, we cannot assure you that there will be an active public market for our common stock.

Upon the completion of this offering, we will have outstanding an aggregate of    shares of common stock, based on the number of shares of common stock outstanding as of June 30, 2026, after giving effect to (i) the Preferred Stock Conversion, (ii) the SAFE Conversion, and (iii) the RSU Net Settlement. Of these shares, all shares sold by us and the selling stockholders in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining    shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Registration Rights

Pursuant to our Registration Rights Agreement, after the completion of this offering, the holders of up to    shares of our common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Lock-Up Agreements

We, each of our officers and directors, and substantially all of the holders of our outstanding securities, including the selling stockholders, will agree that, without the prior written consent of Goldman Sachs & Co. LLC, as representative of the underwriters, we and they will not, subject to certain exceptions, during the period ending     days after the date of this prospectus:

•

offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly or publicly disclose the intention to make any offer, sale, pledge or disposition of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, or exchangeable for, or that represent the right to receive, shares of our common stock; or

•

enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The representative of the underwriters has advised us that it has no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, the representative of the underwriters would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. See “Underwriting” for a further description of these lock-up agreements.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least 180 days would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; and

•	the average weekly trading volume in our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of common stock subject to outstanding stock options and common stock issued or issuable under our Existing Plans and reserved for issuance under our 2026 Plan and ESPP. As of June 30, 2026, options to purchase an aggregate of 10,865,675 shares of common stock were outstanding under our Existing Plans and restricted stock units issuable for an aggregate of 17,184,293 shares of common stock upon vesting and settlement were outstanding under our Existing Plans. We expect to file the registration statement covering shares offered pursuant to our equity plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144. As of June 30, 2026, options to purchase an aggregate of 49,881 shares of common stock and restricted stock units issuable for an aggregate of 1,587,177 shares of common stock upon vesting and settlement were also outstanding outside of our Existing Plans. These shares will not be registered for resale on the registration statement(s) on Form S-8 that we intend to file. See “Executive and Director Compensation— Executive Compensation—Equity Compensation” and “Executive and Director Compensation—Equity Incentive Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not expect to pay any dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a

United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We, the selling stockholders, and the underwriters named below have entered into an underwriting agreement with respect to the shares of our common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC is the representative of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Allen & Company LLC
Jefferies LLC
BofA Securities, Inc.
Barclays Capital Inc.
Wells Fargo Securities, LLC
Citizens JMP Securities, LLC
KeyBanc Capital Markets Inc.
Guggenheim Securities, LLC
Canaccord Genuity LLC
Needham & Company, LLC
Raymond James & Associates, Inc.
Rothschild & Co Global Markets Solutions LLC
Truist Securities, Inc.
William Blair & Company, L.L.C.
Robinhood Securities, LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional    shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase      additional shares.

Paid by the Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to their receipt and acceptance of the shares being offered and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date   days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated between us and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on Nasdaq under the symbol “OURA.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

The Company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $    . We will agree to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $40,000.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Directed Share Program

At our request, the underwriters have reserved up to    % of the shares of common stock to be offered by this prospectus for sale, at the initial public offering price, to certain of our employees and certain individuals and entities identified by our management. Participants in the directed share program will not be subject to the terms of any lock-up agreement with respect to any shares purchased through the directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Morgan Stanley & Co. LLC will administer our directed share program. We agreed to indemnify Morgan Stanley & Co. LLC in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of stock sold pursuant to the directed share program.

Selling Restrictions

Other than in the United States, no action has been taken by us, the selling stockholders, or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant Member State”), an offer to the public of any shares of common stock may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the relevant underwriters for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of common stock shall result in a requirement for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation or an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted, and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2 of the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted, and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public, other than their offer or resale in a Relevant Member State to “qualified investors” as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties, and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

This prospectus has been prepared on the basis that the offering of the shares of common stock falls within one of the exceptions specified in Part 1 of Schedule 1 of the Public Offers and Admissions

to Trading Regulations 2024 (the “POATRs”) and, accordingly, there will not be a prospectus prepared or published for the purposes of the POATRs. This prospectus does not constitute a prospectus for the purposes of the POATRs.

An offer to the public of any shares of common stock may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares of common stock may be made at any time under the following exceptions under the POATRs:

(a) to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;

(b) to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs), subject to obtaining the prior consent of the relevant underwriters nominated by us for any such offer; or

(c) in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.

Each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted, and agreed to and with each of us and the underwriters that it is a qualified investor within the meaning of paragraph15 of Schedule1 to the POATRs.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in paragraph 4 of regulation 7 of the POATRs, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties, and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication to any person that presents sufficient information on: (a) the shares of common stock to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for any shares of common stock.

Notice to Prospective Investors in Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”), or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”); (ii) to “professional investors” as defined in the SFO and any rules made thereunder; or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the CO, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case, whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares of common stock under Section 275 of the SFA, except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares of common stock under

Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Notice to Prospective Investors in Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) (the “FIEA”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been and will not be registered under the FIEA. The shares of common stock may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations, and ministerial guidelines of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEA) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEA). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEA, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEA) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEA). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEA, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of common stock may only be made to persons (“Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations

Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer shares of common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the shares of common stock. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in the United Arab Emirates

The shares of common stock have not been, and are not being, publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of the common stock in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA) or the Dubai Financial Services Authority.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares of common stock.

Notice to Prospective Investors in Brazil

The offer and sale of the shares of common stock have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution no 160, dated July 13, 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The shares of common stock will be authorized for trading on organized non-Brazilian securities markets and may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of the shares of common stock on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. The underwriters have been represented by Simpson Thacher & Bartlett LLP.

EXPERTS

The consolidated financial statements of Oura Inc. at September 30, 2025 and 2024, and for each of the two years in the period ended September 30, 2025, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.

We also maintain a website at www.ouraring.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

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Oura Inc. and Subsidiaries
Unaudited Condensed Consolidated Financial Statements as of June 30, 2026 and September 30, 2025 and for the Nine Months Ended June 30, 2026 and June 30, 2025
Condensed Consolidated Balance Sheets	F-44
Condensed Consolidated Statements of Operations	F-45
Condensed Consolidated Statements of Comprehensive Income	F-46
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit	F-47
Condensed Consolidated Statements of Cash Flows	F-48
Notes to Condensed Consolidated Financial Statements	F-49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Oura Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oura Inc. and subsidiaries (the Company) as of September 30, 2025 and 2024, the related consolidated statements of operations, comprehensive income, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2024.

San Jose, California

May 18, 2026

Oura Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share and per share data)

	September 30,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$764,157	$105,200
Restricted cash	96,389	—
Accounts receivable, net of allowance for credit losses	79,535	64,520
Inventories, net	154,790	81,939
Prepaid expenses and other current assets	118,592	12,483

Total current assets	1,213,463	264,142
Property and equipment, net	24,141	13,466
Goodwill	20,483	18,691
Patents, net	119,465	133,292
Other intangible assets, net	21,173	15,161
Deferred tax assets, net	—	2,309
Other noncurrent assets	4,489	3,600

Total assets	$1,403,214	$450,661

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$31,436	$22,495
Accrued and other current liabilities	295,149	154,504
Deferred revenue, current	86,161	55,139
Debt, current	819	1,965

Total current liabilities	413,565	234,103
Debt, noncurrent	2,407	136,361
Deferred tax liabilities, net	474	—
Other noncurrent liabilities	10,226	1,749

Total liabilities	426,672	372,213

Commitments and contingencies (Note 10)
Redeemable convertible preferred stock
Redeemable convertible preferred stock, no par value; 318,496,642 and 249,774,657 shares authorized as of September 30, 2025, and 2024, respectively; 163,606,892 and 152,474,681 shares issued and outstanding as of September 30, 2025, and 2024, respectively; aggregate liquidation preference of $1,544.2 million and $495.6 million as of September 30, 2025, and 2024, respectively	1,594,980	492,770

Stockholders’ deficit:
Common stock, no par value; 81,266,406 and 49,561,017 shares authorized as of September 30, 2025, and 2024, respectively; 10,335,349 and 13,309,781 shares issued as of September 30, 2025, and 2024, respectively; 10,335,349 and 10,523,986 shares outstanding as of September 30, 2025, and 2024, respectively	—	—
Treasury stock, at cost, no shares and 483,000 shares as of September 30, 2025, and 2024, respectively	—	(33,356)
Additional paid-in capital	119	15,988
Accumulated other comprehensive income (loss)	4,556	(5,846)
Accumulated deficit	(623,113)	(391,108)

Total stockholders’ deficit	(618,438)	(414,322)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$1,403,214	$450,661

The accompanying notes are an integral part of these consolidated financial statements.

Oura Inc. and Subsidiaries

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended September 30,
	2025	2024
Revenue:
Hardware	$749,393	$331,203
Membership	158,463	75,548

Total revenue	907,856	406,751

Cost of revenue	436,844	142,657

Gross profit	471,012	264,094
Operating expenses:
Sales and marketing	202,217	108,410
Research and development	141,957	90,596
General and administrative	81,506	51,648

Total operating expenses	425,680	250,654

Income from operations	45,332	13,440
Interest expense	(13,384)	(15,613)
Loss on extinguishment of debt	(8,725)	—
Other income (expense), net	350	8,437

Income before income taxes	23,573	6,264
Provision for income taxes	23,561	2,615

Net income	$12	$3,649

Deemed dividend to holders of redeemable convertible preferred stock	(186,100)	(12,200)

Net loss attributable to common stockholders	$(186,088)	$(8,551)

Net loss per share attributable to common stockholders, basic and diluted	$(17.07)	$(0.59)

Weighted-average shares outstanding, basic and diluted	10,901,942	14,398,386

The accompanying notes are an integral part of these consolidated financial statements.

Oura Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

(in thousands)

	Year Ended September 30,
	2025	2024
Net income	$12	$3,649
Other comprehensive income (loss):
Currency translation gain (loss), net of taxes	10,402	(2,913)

Comprehensive income	$10,414	$736

The accompanying notes are an integral part of these consolidated financial statements.

Oura Inc. and Subsidiaries

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of September 30, 2023	153,665,563	$485,420	14,132,610	$—	483,000	$(130)	$15,788	$(2,933)	$(371,999)	$(359,274)
Net income	—	—	—	—	—	—	—	—	3,649	3,649
Other comprehensive loss	—	—	—	—	—	—	—	(2,913)	—	(2,913)
Issuance of Series C-1 preferred stock	408,876	5,769	—	—	—	—	—	—	—	—
Issuance of Series C-1 preferred stock in connection with acquisition	815,063	9,429	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	813,484	—	—	—	838	—	—	838
Issuance of common stock	—	—	38,318	—	—	—	—	—	—	—
Conversion of preferred stock to common stock	(692,787)	(8,014)	692,787	—	—	—	8,014	—	—	8,014
Share-based compensation	—	2,130	—	—	—	—	3,996	—	—	3,996
Share repurchases	(1,722,034)	(1,964)	(2,367,418)	—	—	(33,226)	(12,648)	—	(22,758)	(68,632)

Balance as of September 30, 2024	152,474,681	$492,770	13,309,781	$—	483,000	$(33,356)	$15,988	$(5,846)	$(391,108)	$(414,322)
Net income	—	—	—	—	—	—	—	—	12	12
Other comprehensive income	—	—	—	—	—	—	—	10,402	—	10,402
Issuance of Series D preferred stock	7,785,129	199,337	—	—	—	—	—	—	—	—
Issuance of Series E preferred stock	16,945,006	907,032	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	2,220,254	—	—	—	3,282	—	—	3,282
Share-based compensation	—	1,467	—	—	—	—	2,849	—	326	3,175
Share retirement	—	—	—	—	(483,000)	130	(130)	—	—	—
Share repurchases	(13,597,924)	(55,918)	(5,194,686)	—	—	33,226	(21,870)	—	(232,343)	(220,987)
Forward equity instrument issuance	—	50,292	—	—	—	—	—	—	—	—

Balance as of September 30, 2025	163,606,892	$1,594,980	10,335,349	$—	—	$—	$119	$4,556	$(623,113)	$(618,438)

The accompanying notes are an integral part of these consolidated financial statements.

Oura Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended September 30,
	2025	2024
Cash flows from operating activities:
Net income	$12	$3,649
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	23,285	17,405
Share-based compensation expense	6,249	6,127
Amortization of debt issuance costs	1,808	3,078
Deferred tax expense	4,030	(5,374)
Loss on extinguishment of debt	8,725	—
Unrealized fair value gain of forward equity instrument	(4,320)	—
Other	1,529	(5,332)
Changes in working capital:
Accounts receivable	(13,298)	(55,336)
Inventories	(65,434)	(56,599)
Prepaid expenses and other assets	(45,045)	(5,230)
Accounts payable	7,142	12,749
Accrued liabilities	161,376	62,376
Deferred revenue	29,074	46,491
Customer deposits	6,560	4,223

Net cash provided by operating activities	121,693	28,227

Cash flows from investing activities:
Purchases of property, equipment and intangible assets	(21,724)	(13,189)
Acquisitions, net of cash acquired	(7,462)	806

Net cash used in investing activities	(29,186)	(12,383)

Cash flows from financing activities
Proceeds from exercise of stock options	3,282	838
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	1,106,369	5,538
Proceeds from debt	198,494	—
Payments on debt	(346,203)	(631)
Payments for the redemption of liability-classified share-based awards	—	(9,999)
Repurchase of common and redeemable convertible preferred stock	(308,018)	(37,404)

Net cash provided by (used in) financing activities	653,924	(41,658)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	8,915	4,397

Net change in cash, cash equivalents, and restricted cash	755,346	(21,417)
Cash, cash equivalents, and restricted cash, beginning of period	105,200	126,617

Cash, cash equivalents, and restricted cash, end of period	$860,546	$105,200

Supplemental disclosure of cash flow information:
Cash paid for interest	$9,599	$12,556
Cash paid for income taxes, net of refunds	$5,228	$7,141
Supplemental disclosure of non-cash investing and financing activities:
Recognition of forward equity instrument asset	$50,257	$—
Issuance of redeemable convertible preferred stock for acquisition	$—	$9,429
Liability for share repurchases	$—	$33,226

The accompanying notes are an integral part of these consolidated financial statements.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Organization and Description of Business

Oura Inc. (the “Company” or “Oura”), together with its consolidated subsidiaries, is a company that develops wearable technology designed to deliver personalized health data, insights, and daily guidance through the Oura Ring, the leading smart ring that helps you live healthier, longer. The Company generates revenue from sales of its hardware products through direct-to-consumer sales and its wholesale channel, which includes retail and enterprise partners, and from paid membership subscriptions that provide access to additional features and functionality through its companion application. The business was founded in Finland in 2013 and historically operated through Oura Health Oy, a Finnish corporation. The Company has offices in Oulu, Helsinki, San Francisco, San Diego, and Los Angeles.

Reorganization

On March 31, 2026, the Company completed a share-swap transaction that effected its redomiciliation from Finland to the United States (“U.S.”), pursuant to which Oura Inc., a newly formed U.S.-based Delaware corporation, became the parent company of the consolidated group and Oura Health Oy became its wholly owned subsidiary (the “Reorganization”). In connection with the transaction, each outstanding equity interest in Oura Health Oy, including outstanding shares and applicable share-based awards, was exchanged on a one-for-one basis for a corresponding equity interest in Oura Inc., with holders preserving identical economic interests and shareholder rights, including voting rights, following the swap. The transaction, which resulted in identical ownership before and after the Reorganization, was accounted for in a manner consistent with a reorganization of entities under common control on a carryover basis. For financial reporting purposes, the historical consolidated financial statements of Oura Health Oy became those of Oura Inc. on a retrospective basis, because Oura Inc. had no operations or assets prior to the Reorganization. Accordingly, these consolidated financial statements reflect the historical operations of Oura Health Oy and its consolidated subsidiaries for all periods presented. The redomiciliation did not affect the Company’s consolidated assets, liabilities, results of operations, or cash flows. See Note 16. Subsequent Events for additional information.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The consolidated financial statements include the accounts of Oura and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. On an ongoing basis, the Company evaluates its estimates, including, among others, those related to revenue-related reserves, the valuation of inventory, useful lives of long-lived assets, impairment of goodwill and long-lived assets, product warranty reserves, accounting for income taxes including deferred tax assets, share-based compensation expense, fair value measurements, and contingencies. Actual results may differ from these estimates.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Foreign Currency Exchange and Translation of Foreign Currencies

The Company’s reporting currency is the U.S. dollar. The functional currency of the Company and its subsidiaries is each entity’s local currency. Assets and liabilities are translated into the reporting currency using the exchange rates in effect on the reporting period end dates. Equity accounts are translated at historical rates, except for the change in accumulated deficit during the year, which is the result of the income statement translation process. Revenue and expense accounts are translated using a weighted-average rate during the period. The effects of foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss) as a component of stockholders’ deficit and related periodic movements are summarized as a line item in the Company’s accompanying consolidated statements of operations and comprehensive income. Foreign currency transaction gains and losses are included in other income (expense), net on the accompanying consolidated statements of operations and comprehensive income. The Reorganization did not impact the Company’s reporting currency.

Cash and Cash Equivalents

Cash consists primarily of cash on deposit with banks and includes amounts in transit from payment processors for credit and debit card transactions. The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. Cash equivalents consist primarily of investments in money market funds.

Restricted cash consists of cash balances that are legally or contractually restricted as to withdrawal or use. These balances are presented separately from cash and cash equivalents on the consolidated balance sheets. As of September 30, 2025, the Company had restricted cash of approximately $96.4 million held in segregated accounts as collateral related to forward equity instruments. These amounts are not available for general corporate purposes and may fluctuate based on the Company’s obligations under the related agreements. The Company had no restricted cash as of September 30, 2024.

Revenue Recognition

The Company recognizes revenue when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company derives the majority of its revenue from sales of its smart ring products and related membership subscription services that provide customers access to additional features and functionality. Revenue is recognized net of allowances for estimated returns, discounts, sales incentives, and amounts collected from customers on behalf of taxing authorities. Sales taxes collected from customers are excluded from revenue and recorded as liabilities until remitted to the applicable governmental authorities.

Point-in-Time Revenue

The revenue earned from the sale of hardware is recognized at a point in time when control transfers to the customer, which generally occurs upon delivery or at the point at which title and risk of loss pass to the customer in accordance with the contractual terms. The Company’s standard product warranty is an assurance-type warranty and, therefore, not accounted for as a separate performance obligation.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

In certain markets, the Company offers extended warranty service contracts to its customers that provide coverage beyond the standard assurance-type warranty included with its products. These contracts are administered and fulfilled by a third-party warranty provider, with revenue recognized net of amounts payable to that provider. Revenue from extended warranty service contracts is recognized at a point in time upon sale to the customer and included in membership revenue in the consolidated statements of operations.

Over-Time Revenue

The Company offers membership subscriptions on a month-to-month or annual basis. Membership fees collected in advance are recorded as deferred revenue on the Company’s consolidated balance sheets and recognized ratably over the subscription term as the related services are provided.

Transaction Price and Allocation

Certain customer contracts include multiple performance obligations. For these arrangements, the Company allocates the total transaction price to each performance obligation based on its relative standalone selling price (“SSP”). The Company uses standalone observable prices when available. When observable standalone prices are not available, the Company estimates SSP based on its best estimate of the price at which the distinct good or service would be sold, if it was sold regularly on a standalone basis. As part of this process, the Company may consider multiple factors, including market trends in the pricing for similar offerings and typical profit margins earned on sales of comparable offerings.

As part of determining the transaction price, the Company assesses variable consideration, including estimates for product returns, discounts, and sales incentives. The estimated impact of these programs is recorded as a reduction of revenue.

Return rights vary by customer based on contractual terms. Expected product returns are accounted for as variable consideration and recorded as a reduction of revenue at the time of sale, recording a refund liability and an estimated asset for its right to recover products expected to be returned. The Company assesses the estimated asset for impairment and adjusts the value of the asset for any impairment. Estimates of future returns are determined using the expected value method, based on historical return patterns by customer type.

Generally, variable consideration is not constrained because estimates are based on predictive historical data or future commitments that are planned and controlled by the Company. The Company continuously monitors its variable consideration estimates to ensure it remains probable that a significant reversal of cumulative revenue will not occur.

When the timing of revenue recognition differs from the timing of billing, the Company uses judgment to determine whether the contract includes a significant financing component requiring an adjustment to the transaction price. The Company applies the practical expedient not to assess whether a contract contains a significant financing component, as the period between transfer of promised goods or services and customer payment is typically one year or less.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Contract Balances and Remaining Performance Obligations (RPOs)

Deferred revenue represents contract liabilities recognized when payments are received from customers in advance of performance under the contract. Such amounts are recognized as revenue as performance obligations are met.

The Company receives payments from customers based on contractual billing schedules. Accounts receivable are recorded when the Company’s right to consideration becomes unconditional. Contract assets represent the Company’s rights to consideration in exchange for both completed and partially completed performance obligations when that right is conditional on something other than the passage of time. As of September 30, 2025, and September 30, 2024, the Company did not recognize any contract assets.

The Company has elected the practical expedient to not disclose the value of remaining performance obligations (“RPOs”) for contracts with an original expected duration of one year or less. For the remaining contracts, the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied and expected to be recognized beyond 12 months is not material.

Accounts Receivable, Net of Allowance for Credit Losses

The Company’s accounts receivable primarily represents amounts due from retail customers. The Company’s accounts receivable are recorded net of allowance, typically are collected within 60 days, and do not bear interest. The Company’s allowance for expected credit losses was not material as of September 30, 2025, and 2024. Additions to and write-offs against the allowance for expected credit losses were not material for the years ended September 30, 2025, and 2024.

Concentration of Credit Risk and Other Risks and Uncertainties

The Company maintains cash and cash equivalents with various creditworthy financial institutions and has a policy to limit exposure with any one financial institution. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash balances with individual financial institutions are in excess of amounts that are insured. The Company periodically assesses the credit risk associated with these financial institutions.

The Company derives substantially all of its revenue from sales of its rings and related products. Accordingly, the Company’s operating results are dependent on continued consumer demand for these products.

The Company’s customers that accounted for 10% or more of total accounts receivable, net, were as follows:

	September 30,
	2025	2024
Customer A	35%	*
Customer B	26%	21%
Customer C	12%	*
Customer D	10%	15%
Customer E	*	46%

*	less than 10%

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company’s customers that accounted for 10% or more of total revenue, were as follows:

	Year Ended September 30,
	2025	2024
Customer E	12%	13%
Customer B	10%	*

*	less than 10%

The Company relies on a limited number of third-party contract manufacturers to produce substantially all of its products. Any significant disruption in the operations of, or termination of arrangements with, these contract manufacturers could adversely affect the Company’s ability to manufacture and deliver its products, which in turn could materially and adversely affect its results of operations.

Inventories

Inventories primarily consist of finished goods and component parts, which are purchased from contract manufacturers and component suppliers. Inventories are recorded at the lower of cost and net realizable value, with cost determined by using the weighted-average cost method. The Company assesses the value of the inventories on hand for potential excess and/or obsolete inventory and will periodically write down the value to account for estimated excess and/or obsolete inventory. The Company determines excess or obsolete inventory based on future demand, product life cycle stage, and market conditions. Inventory write-downs to the net realizable value are recorded as a component of cost of revenue in the Company’s consolidated statements of operations and comprehensive income. If actual demand is lower than the Company’s forecasted demand, the Company could be required to write down the value of additional inventory.

Product Warranty

The Company’s products are covered by warranty to be free from defects in material and workmanship for one year, which may extend through a longer period of time based on the customer’s contract or local jurisdiction. The Company’s products are manufactured by contract manufacturers, and in certain cases, the Company may have recourse against such contract manufacturers. The standard warranty the Company provides qualifies as an assurance-type warranty and is not treated as a separate performance obligation. At the time of sale, an estimate of future warranty costs is recorded as a component of cost of revenue and a warranty liability is recorded for estimated costs to satisfy the warranty obligation. The Company’s estimate of costs to fulfill its warranty obligations is based on historical experience and expectations of future costs to repair or replace. When the Company experiences changes in warranty claim activity or costs associated with fulfilling those claims, the warranty liability is adjusted accordingly.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. The Company depreciates property and equipment to their residual value using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of their

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

estimated useful lives or the period from the date the assets are placed in service to the end of the lease term, which includes optional renewal periods if they are reasonably certain. Additions and improvements that increase the value or extend the life of an asset are capitalized. Charges for repairs and maintenance that do not improve or extend the lives of the respective assets are expensed as incurred. Construction in progress represents assets not yet placed in service and is not depreciated until the asset is ready for its intended use. Upon retirement or disposal, the cost and related accumulated depreciation are removed from the consolidated balance sheet, and any resulting gain or loss is recognized in the consolidated statements of operations.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Company tests goodwill and intangible assets with indefinite useful lives for impairment at least annually, in the fourth quarter, or whenever events or circumstances indicate the carrying value may not be recoverable. Indefinite-lived intangible assets other than goodwill relate to in-process research and development from prior acquisitions and remain indefinite-lived until the project is completed.

As part of its annual goodwill impairment assessment, the Company first evaluates qualitative factors to determine whether it is more likely than not that the fair value of its reporting unit is less than its carrying value. If so, the Company performs a quantitative impairment test comparing the fair value of the reporting unit to its carrying value, with any excess of carrying value over fair value recognized as an impairment. No indicators of goodwill impairment were identified for the years ended September 30, 2025, and 2024.

Intangible assets consist of acquired assets through business combinations and internally developed capitalized software costs. Valuation of identified intangible assets acquired is based on information and assumptions available at the time of acquisition, using income, cost, or market approaches to determine fair value, as appropriate. Finite-lived intangible assets are carried at cost and amortized using the straight-line method over their useful lives.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including leases, property and equipment, and amortizable intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the estimated discounted future cash flows of the asset or asset group. For the years ended September 30, 2025, and 2024, the Company did not recognize any impairment losses.

Fair Value Measurements

Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

value. The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 – Inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 – Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The Company’s assessment of the significance of a specific input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

Cost of Revenue

Cost of revenue consists primarily of product costs, cloud computing, hosting, and data infrastructure costs, personnel-related costs associated with customer support and supply chain logistics, including share-based compensation, depreciation and amortization, and certain allocated costs. Product costs include manufacturing and materials, shipping and fulfillment costs, warranty costs, inventory write-downs, and other return-related costs.

Sales and Marketing Expense

Sales and marketing expenses consist primarily of advertising, brand marketing, and other promotional costs for the Company’s products and membership services, personnel-related costs for sales and marketing employees, including sales commissions, third-party professional fees, payment processing fees, amortization of certain intangible assets, and other selling-related expenses.

Advertising costs are expensed as incurred and were $102.6 million and $52.8 million for the years ended September 30, 2025, and 2024, respectively.

Research and Development Expense

Research and development expenses consist primarily of personnel-related costs, including share-based compensation, incurred in connection to the design, development, and enhancement of the Company’s hardware products, software, and platform, materials and prototype costs, third-party professional fees, and allocated overhead.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Non-refundable advance payments for goods or services to be used in future research and development activities are capitalized as prepaid expenses and recognized as expense when the related goods are delivered or services are performed. Such payments are classified as current or noncurrent based on when such goods or services are expected to be received.

General and Administrative Expense

General and administrative expenses consist primarily of costs related to the Company’s executive, finance, legal, human resources, information technology, and other administrative functions, including personnel-related costs, such as share-based compensation, third-party professional fees, software subscriptions costs, facilities-related costs, depreciation and amortization, and other general costs necessary to operate the Company’s corporate functions.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when losses are probable and reasonably estimable. From time to time, the Company may become a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labor and employment claims. The Company believes there are no legal proceedings pending that could have, individually or in the aggregate, a material adverse effect on its business, financial condition, cash flows or results of operations.

Fair Value of Common Stock and Redeemable Convertible Preferred Stock

The fair value of a share of common stock, which underlies stock options and performance stock units (“PSUs”), and redeemable convertible preferred stock, which underlies the forward equity instrument, have historically been determined by the Company’s Board of Directors. In determining the fair value of the Company’s equity securities, the Board of Directors considered numerous objective and subjective factors, including, but not limited to: (i) contemporaneous independent third-party valuations; (ii) recent issuances of, and transactions in, the Company’s common stock and redeemable convertible preferred stock, including secondary transactions; (iii) the rights, preferences, and privileges of the Company’s redeemable convertible preferred stock relative to those of its common stock; (iv) the Company’s actual operating and financial performance, current business conditions, financial projections, and estimated trends and prospects; (v) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; (vi) the stock price performance and volatility of comparable public companies; and (vii) the lack of marketability of the Company’s equity securities.

Share-Based Compensation

The Company measures share-based compensation awards based on the award’s estimated fair value on the date of grant. The Company estimates the fair value of its stock options using the Black-Scholes option-pricing model. The resulting fair value for stock options is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award. Stock options typically vest over a period of four to five years, with monthly vesting, although certain awards may be subject to a one-year cliff vesting period. Options are generally exercisable for a period of up to ten years from the date of grant, provided the option holder continues to provide services to the Company. The Company maintains a sufficient number of authorized but unissued shares of common stock available to satisfy the exercise of outstanding stock options. Upon exercise, the Company issues new shares of common stock to the option holder.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company also issues PSUs to its employees as compensation, the fair value of which is calculated based on the third-party valuations of the Company’s common stock as of the grant date. PSUs have both time-based and performance-based conditions in order to fully vest. The Company does not record compensation expense related to its PSUs as it does not consider the performance condition, which requires the occurrence of a qualifying liquidity event such as a sale or an IPO, to be probable of achievement until such event is consummated.

Upon consummation of a qualifying liquidity event, the Company will recognize cumulative compensation cost for the portion of the award for which the time-based service condition has been satisfied as of that date using the accelerated attribution method (i.e., the graded-vesting method), and will thereafter continue to attribute the remaining unrecognized compensation cost over the remaining requisite service period on a graded-vesting basis.

For all types of awards granted, the Company accounts for forfeitures as they occur.

Treasury Stock and Preferred Stock Repurchases

The Company periodically repurchases common stock and preferred stock at agreed upon prices. Shares repurchased are recorded at cost as an increase of stockholders’ deficit. The Company typically retires common stock upon repurchase. Otherwise, repurchased shares may be retired at a later date upon authorization by the Company’s board of directors. Upon retirement, the shares are derecognized from total stockholders’ deficit with the excess repurchase price over initial issuance price recognized in accumulated deficit.

Preferred stock is considered extinguished at the time of repurchase. The Company treats any excess of the consideration paid to the sellers over the carrying amount of the preferred stock as a deemed dividend when calculating net loss attributable to common stockholders. See Note 11. Redeemable Convertible Preferred Stock for additional information.

Income Taxes

The Company is subject to income taxes in Finland, the United States, and the United Kingdom. For the years ended September 30, 2025 and 2024, Finland was the Company’s primary domestic tax jurisdiction. The Company is also taxed as a corporation for U.S. federal and state income tax purposes.

The Company utilized the asset and liability method for computing its income tax provision, which consists primarily of income taxes related to state and federal taxes for jurisdictions in which the Company conducts business. Deferred tax assets and liabilities are recognized for the future tax benefits or consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income-tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in years in which the temporary differences are expected to reverse. Accordingly, if all or some portion of specific deferred tax assets are determined not to be realizable, a valuation allowance must be established for the amount of such deferred tax assets. The accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring the tax position to

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

determine the amount of benefit to be recognized in the financial statements. This approach also addresses the presentation of such positions within a classified statement of financial position as well as derecognition, interest, penalties, disclosure, and transition.

The Company accounts for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring the tax position to determine the amount of benefit to be recognized in the financial statements.

Segment Information

Operating segments are defined as components of an entity for which discrete financial information is available and regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM is its Chief Executive Officer (“CEO”), who reviews financial information presented on a consolidated basis for purposes of allocating resources and assessing financial performance. The Company has one operating and reportable segment and derives revenue from two sources: hardware revenue and membership revenue.

Net Income (Loss) per Share Attributable to Common Stockholders

The Company computes net income (loss) per share attributed to common stockholders using the two-class method required for participating securities. The two-class method determines net income per share for common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its redeemable convertible preferred stock to be participating securities. The holders of Series B, Series C, Series C-1, Series D, and Series E redeemable convertible preferred stock are entitled to receive noncumulative dividends in preference to common stockholders, at specified rates, if declared. After the senior preferred dividends have been satisfied, the remaining dividend amount is distributed among the holders of Series Seed and Series A redeemable convertible preferred stock and common stock on a pro rata, as-converted basis. The holders of the Company’s redeemable convertible preferred stock are not contractually obligated to participate in the Company’s losses.

Basic net income (loss) per share is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net income per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of the securities. Basic and diluted net loss per share attributable to common stockholders are the same in periods when the effects of potentially dilutive shares of common stock are anti-dilutive.

Recently Adopted Accounting Standards

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Segment Reporting. ASU 2023-07 requires

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

disclosures to include significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), a description of other segment items by reportable segment, and any additional measures of a segment’s profit or loss used by the CODM when deciding to allocate resources. The Company adopted this standard retrospectively to all prior periods presented in the financial statements. For further information regarding the Company’s segment, see Note 15. Segment Information.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures by requiring; (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2024 and all other entities for fiscal years beginning after December 15, 2025. The Company is currently evaluating the impact of adoption of this standard on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). In January 2025, the FASB issued ASU 2025-01, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). The amendments in ASU 2024-03 are intended to address investor requests for more detailed expense information by requiring additional disaggregated disclosures in the notes to the financial statements for certain categories of expenses presented on the face of the income statement. As clarified by ASU 2025-01, ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 31, 2027. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. The Company is currently evaluating the impact of adoption of this standard on its consolidated financial statements and disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use-Software (“ASU 2020-06”), which amends certain aspects of the accounting for internally developed software costs. The amendments eliminate the concept of “development stages” and permit capitalization only when management authorizes and commits to funding a project and it is probable that the project will be completed and placed into use, while introducing a new concept of “significant development uncertainty” that precludes capitalization in cases involving unproven technology, unresolved functionality, or substantially revised performance requirements. ASU 2020-06 supersedes the existing guidance on website development costs in ASC 350, Intangibles—Goodwill and Other (“ASC 350”) and relocates that guidance from ASC 350-50 to ASC 350-40. The amendments are effective for annual periods beginning after December 15, 2027, including interim periods within those fiscal years, applied prospectively, with early adoption permitted. Capitalized internally developed software is not material for the years ended September 30, 2025 and 2024. This policy will be reassessed annually, and if capitalization occurs, the Company will evaluate the impact of adoption of this standard on its consolidated financial statements and disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants by Business Entities. The accounting standard establishes authoritative

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

guidance on the recognition, measurement and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2028. Early adoption is permitted as of the beginning of an annual reporting period. The guidance is applied on a modified prospective, a modified retrospective, or a retrospective transition approach. The Company is currently evaluating the impact of adoption of this standard on its consolidated financial statements and disclosures.

The Company has reviewed other recently issued accounting pronouncements and concluded that either they are not applicable to the business or no material effect is expected upon future adoption.

Note 3. Revenue

Disaggregation of Revenue

The Company disaggregates revenue by product and services, sales channel, and geographic region, as these categories depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. For additional information regarding the Company’s disaggregation of revenue by geographic region, see Note 15. Segment Information.

Revenue by sales channel for the years ended September 30, 2025 and 2024 (in thousands):

	Year Ended September 30,
	2025	2024
Direct-to-consumer	$554,540	$296,646
Wholesale(1)	353,316	110,105

Total revenue	$907,856	$406,751

(1)	Wholesale revenue includes revenue generated from retail and enterprise partners.

Deferred Revenue

Deferred revenue was $86.5 million and $55.6 million as of September 30, 2025 and 2024, respectively. For the year ended September 30, 2024, the Company recognized revenue of $8.6 million, that was included in the corresponding deferred revenue balance of $8.9 million at the beginning of the fiscal year. For the year ended September 30, 2025, the Company recognized revenue of $54.8 million that was included in the corresponding total deferred revenue balance of $55.6 million at the beginning of the fiscal year.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 4. Property and Equipment, net

Property and equipment, net consisted of the following as of September 30, 2025, and 2024 (in thousands):

		September 30,
	Useful lives	2025	2024
Machinery and equipment	3 to 5 years	$20,317	$11,330
Furniture and fixtures	5 years	1,800	1,459
Retail displays	1 to 2 years	8,564	3,127
Construction in progress	—	6,755	4,038

Total property and equipment		37,436	19,954
Less: accumulated depreciation		(13,295)	(6,488)

Total property and equipment, net		$24,141	$13,466

The Company recognized $8.4 million and $3.6 million of depreciation expense for the years ended September 30, 2025, and 2024, respectively.

Note 5. Balance Sheet Components

Inventories, Net

Inventories consisted of the following as of September 2025 and 2024 (in thousands):

	September 30,
	2025	2024
Raw materials	$25,859	$5,630
Finished goods	128,931	76,309

Total inventories, net	$154,790	$81,939

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following as of September 30, 2025 and 2024 (in thousands):

	September 30,
	2025	2024
Prepaid assets	$18,134	$8,204
Forward equity instrument asset	54,577	—
Sales return receivables	15,504	—
Vendor receivables	19,354	951
Indirect tax receivables	9,762	2,979
Other current assets	1,261	349

Total prepaid expenses and other current assets	$118,592	$12,483

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following as of September 30, 2025 and 2024 (in thousands):

	September 30,
	2025	2024
Accrued compensation	$45,953	$29,755
Accrued expenses	38,739	20,240
Accrued warranty	98,320	17,465
Accrued indirect taxes	8,214	4,737
Accrued sales returns	42,780	12,994
Accrued liability for inventory received	30,256	17,890
Other creditors	858	34,153
Customer deposits	13,906	13,373
Other current liabilities	16,123	3,897

Total accrued and other current liabilities	$295,149	$154,504

Note 6. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill consisted of the following as of September 30, 2025 and 2024 (in thousands):

	September 30,
	2025	2024
Balance at beginning of period	$18,691	$10,472
Acquisitions	1,792	8,219

Balance at end of period	$20,483	$18,691

There were no goodwill impairment losses recognized for the years ended September 30, 2025, and 2024.

On October 31, 2024, the Company completed an acquisition to enhance its technology and capabilities. The aggregate purchase consideration was $9.3 million and consisted primarily of cash consideration, including amounts held back for potential indemnification claims. Of the aggregate purchase consideration, $6.0 million was allocated to intangible assets.

On September 13, 2024, the Company completed an acquisition to further its efforts in metabolic health. In connection with the acquisition, the Company issued 815,063 shares of Series C-1 redeemable convertible preferred stock with a total fair value of $9.4 million, of which 85.0% was converted to common stock and issued to the respective stockholders. The remaining 15.0% of the consideration was retained to secure certain seller representations and warranties and will be converted to common stock upon issuance to the respective stockholders. The aggregate purchase consideration was $9.7 million and included $4.1 million in intangible assets.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Intangible Assets

Intangible assets consisted of the following as of September 30, 2025 (in thousands):

	Gross carrying value	Accumulated amortization	Net carrying value	Weighted- average useful life (years)
Patents	$152,100	$(32,635)	$119,465	11
Developed and acquired technology	10,146	(1,504)	8,642	4
Database	2,466	(259)	2,207	10
Customer list	1,241	(467)	774	5
In-process research and development	9,550	—	9,550	—

Total intangible assets	$175,503	$(34,865)	$140,638

Intangible assets consisted of the following as of September 30, 2024 (in thousands):

	Gross carrying value	Accumulated amortization	Net carrying value	Weighted- average useful life (years)
Patents	$152,100	$(18,808)	$133,292	11
Developed and acquired technology	2,599	(225)	2,374	4
Database	2,351	(12)	2,339	10
Customer list	907	(9)	898	5
In-process research and development	9,550	—	9,550	—

Total intangible assets	$167,507	$(19,054)	$148,453

Intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company recognized amortization expense of $15.8 million and $13.9 million in the consolidated statements of operations for the years ended September 30, 2025, and 2024, respectively.

Estimated amortization related to the Company’s intangible assets for future periods as of September 30, 2025 is as follows (in thousands):

Amount
Year ending September 30,
2026	$15,997
2027	15,871
2028	15,376
2029	15,067
2030	14,553
Thereafter	54,224

Total	$131,088

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 7. Income Taxes

The Company’s income before income taxes was the following for the years ended September 30, 2025 and 2024 (in thousands):

	Year Ended September 30,
	2025	2024
Domestic Federal(1)	$14,674	$(9,399)
U.S. Federal and State	8,899	15,663

Income before income taxes	$23,573	$6,264

(1)	For the years ended September 30, 2025 and 2024, the domestic income before income taxes represents Finland operations.

The provision for income taxes was the following for the years ended September 30, 2025 and 2024 (in thousands):

	Year Ended September 30,
	2025	2024
Current:
Domestic Federal(1)	$—	$—
Domestic State(1)	—	—
U.S. Federal and State	19,531	7,949

Total current expense	19,531	7,949
Deferred:
Domestic Federal(1)	(1,557)	(6)
Domestic State(1)	—	—
U.S. Federal and State	5,587	(5,328)

Total deferred tax expense (benefit)	4,030	(5,334)

Provision for income taxes	$23,561	$2,615

(1)	For the years ended September 30, 2025 and 2024, the domestic federal and state provision for income taxes represents Finland operations.

The provision for income taxes varies from the Finnish federal statutory tax rate as a result of the following differences for the years ended September 30, 2025 and 2024 (in thousands, except percentages):

	Year Ended September 30,
	2025		2024
Projected pre-tax book income	$23,573		$6,264

Finnish statutory tax rate	$4,723	20.0%	$1,253	20.0%
U.S. State income tax expense	496	2.1%	450	7.2%
Forward equity instrument gain	(1,233)	(5.2)%	—	—%
Meals and entertainment expense	141	0.6%	81	1.3%
Share-based compensation	24	0.1%	(130)	(2.1)%
R&D deduction	—	—%	(200)	(3.2)%

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

	Year Ended September 30,
	2025		2024
Change in valuation allowance	25,376	107.6%	2,062	32.9%
Foreign rate differential	104	0.4%	108	1.7%
U.S. R&D Credit – Federal	(4,016)	(17.0)%	(2,018)	(32.2)%
U.S. R&D Credit – State	(744)	(3.2)%	—	—%
Change in uncertain tax position	1,074	4.6%	—	—%
Provision to return	(1,808)	(7.7)%	—	—%
Other	(576)	(2.4)%	1,009	16.1%

Effective tax rate	$23,561	99.9%	$2,615	41.7%

Deferred income tax assets and liabilities were composed of the following as of September 30, 2025 and 2024 (in thousands):

	September 30,
	2025	2024
Deferred tax assets:
Accruals and reserves	$39,857	$11,576
Research expenditures	17,196	4,174
Basis difference in fixed assets	18,401	13,754
Basis difference in intangibles	620	877
Net operating losses	25,078	48,176
Research tax credits	1,743	1,889
Stock compensation	2,789	2,424
Interest carryforwards	1,078	1,068
Inventory	1,262	—
Other	438	1,144

Total deferred tax assets	108,462	85,082
Valuation allowance	(69,756)	(44,380)

Net deferred tax assets	$38,706	$40,702

Deferred tax liabilities:
Basis difference in intangibles	(30,064)	(33,741)
Basis difference in fixed assets	(1,168)	(111)
Inventory	(142)	(1,526)
Accruals and reserves	—	—
Other	(7,806)	(3,015)

Total deferred tax liabilities	(39,180)	(38,393)

Net deferred tax asset (liability), net	$(474)	$2,309

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following table summarizes the activity related to deferred tax asset valuation allowances as of September 30, 2025 and 2024 (in thousands):

	September 30,
	2025	2024
Balance at beginning of period	$44,380	$41,342
Additions to valuation allowance	27,548	3,038
Reduction of valuation allowance	(2,172)	—

Balance at end of period	$69,756	$44,380

As of September 30, 2025, the Company had $1.1 million of unrecognized tax benefits, excluding the federal tax benefit of state tax deductions, all of which related to tax positions taken in the current year. The Company had no unrecognized tax benefits as of September 30, 2024.

On July 4, 2025, Public Law 119-21, commonly referred to as One Big Beautiful Bill Act (”OBBBA“), was enacted in the United States. OBBBA includes a broad range of tax provisions that impact the timing and the magnitude of certain key tax deductions. The most significant provisions to the Company are the permanent reinstatement of the full and immediate deduction for domestic research and development expenditures in the year such costs are incurred for tax years starting after December 21, 2024 and the 100.0% first-year bonus depreciation deduction for assets placed in service after January 19, 2025, with both provisions reducing the Company’s associated deferred tax assets. The Company currently anticipates that these provisions will reduce its current federal income tax cash outlays over the next several years.

For the fiscal years ended September 30, 2025 and 2024, the Company’s effective income tax rates were 99.9% and 41.7%, respectively. The effective tax rate was higher than the Finnish statutory rate of 20.0% due to the change in valuation allowance for the years ended September 30, 2025 and September 30, 2024. During the year ended September 30, 2025, this expense was partially offset by U.S. Federal and State research and development tax credits claimed.

The Company evaluates the realizability of its deferred tax assets based on the weight of both positive and negative evidence. A significant piece of negative evidence is the Company’s cumulative history of worldwide losses, including over the past three years, which are objectively verifiable and indicate a history of limited profitability. Positive evidence includes management’s projections of future taxable income derived from operational improvements and anticipated growth initiatives. While the positive evidence reflects reasonable assumptions about future performance, it is inherently subjective and less certain than the historical losses. Accordingly, management gave greater weight to the negative evidence when determining the need for a valuation allowance. Key assumptions underlying management’s assessment include estimates of future revenue growth, operating margins, and timing of taxable income, all of which are subject to uncertainty and could impact the ultimate realization of deferred tax assets. The valuation allowance will be reversed if in a future period it becomes more likely than not that the deferred tax assets will be realized.

The Company applies guidance for uncertainty in income taxes that requires the application of a more likely than not threshold to the recognition and de-recognition of uncertain tax positions. If the recognition threshold is met, this guidance permits the Company to recognize a tax benefit measured at the largest amount of the tax benefit that, in the Company’s judgment, is more likely than not to be

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

realized upon settlement. The Company recorded a net increase to the unrecognized tax benefits liability, including penalties and interest, of $1.1 million primarily due to a liability for research and development tax credits claimed for tax year ending September 30, 2025. The Company records interest and penalties within provision for income taxes, the amounts of which were immaterial for the year ended September 30, 2025.

As of September 30, 2025, the Company had a total of $15.6 million of Finnish net operating loss (NOL) carryforwards that begin expiring in 2031. The Company also has a total of $99.4 million of U.S. Federal NOL carryforwards of which $95.7 million do not expire and $3.7 million that, if not utilized, will expire in various amounts beginning in 2036. In addition, the Company has $163.8 million of U.S. state NOL carryforwards that, if not utilized, will expire over various years beginning in 2035 depending upon the particular jurisdictions.

The Company’s U.S. tax attributes are subject to the annual limitation under Internal Revenue Code (“IRC”) Section 382. As of September 30, 2025, the Company has approximately $99.4 million of U.S. Federal NOL carryforwards and $163.8 million of U.S. State NOL carryforwards that will be subject to an annual limitation under IRC Section 382.

The Company’s income tax returns are subject to ongoing review and examination by the Finnish tax authorities and the U.S. federal, state, and local tax authorities, and the outcome of such examinations can be unpredictable; the Company files returns in multiple jurisdictions. The Company is subject to Finnish examinations for the tax years ended September 30, 2023, 2024, and 2025. The Company is also subject to U.S. Federal examinations for the tax years ended September 30, 2022 and 2024, and under examination for the tax year ended September 30, 2023. The Company is subject to U.S. state and local examinations for the tax years ended December 31, 2021, September 30, 2022, 2023, and 2024.

Note 8. Debt and Financing Arrangements

Debt consisted of the following as of September 30, 2025 and 2024 (in thousands):

		September 30,
	Maturity	2025	2024
2022 Term Loan	December 31, 2026	$—	$133,284
Research and development loans	April 22, 2026 – March 26, 2031	3,226	3,858
Finnvera loans – acquired in fiscal 2024	November 7, 2030	—	1,184

Total debt outstanding		3,226	138,326
Less: debt, current		(819)	(1,965)

Debt, noncurrent		$2,407	$136,361

Revolving Credit Facility

The Company maintains a revolving credit facility (the “RCF”) pursuant to a Credit Agreement entered into on May 15, 2025, with a syndicate of lenders. The RCF provides for aggregate revolving commitments of up to $250.0 million including the issuance of letters of credit of up to $10.0 million. Borrowings under the RCF may be made, repaid, and reborrowed from time to time at the Company’s discretion. No letters of credit have been issued under the RCF as of September 30, 2025.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Borrowings under the RCF bear interest at variable rates based on the Term Benchmark Rate (SOFR) plus an applicable margin that varies based on borrowing levels. The applicable margin ranges from 1.75% to 2.25% in addition to SOFR. Interest is payable quarterly and principal is due at maturity, which is May 15, 2028. The Company is also required to pay a commitment fee of 0.3% per annum on the undrawn portion of the RCF, as well as certain administrative and other fees.

The obligations under the RCF are secured by substantially all personal property of the Company and its loan parties, including proceeds and products thereof, as well as material real property located in the United States with a fair market value in excess of $5.0 million.

The agreement contains customary representations and warranties and customary affirmative and negative covenants including, among other things, restrictions on indebtedness, liens, asset sales, investments, and acquisitions. The Company is required to meet certain financial covenants which include, but are not limited to, a maximum total net leverage ratio and a minimum interest coverage ratio. As of September 30, 2025, the Company was in compliance with all such covenants.

During the year ended September 30, 2025, the Company borrowed an aggregate of $200.0 million under the RCF through multiple drawdowns to service other debt, as described below, and support general corporate purposes. Following these drawdowns, the Company fully repaid all outstanding principal within the same fiscal year. As a result, there were no outstanding borrowings under the RCF as of September 30, 2025. As of September 30, 2025, the Company recognized $1.4 million of lender fees as assets on the consolidated balance sheets that are being amortized on a straight-line basis over the contractual term of the arrangement. Total interest expense recorded under the RCF was $2.6 million for the year ended September 30, 2025.

2022 Term Loan

On February 27, 2022, the Company entered into a loan agreement to borrow an aggregate principal amount of $130.0 million (the “2022 Term Loan”). The stated annual interest rate was 9.5%, and the effective interest rate, excluding the effect of amortization of debt financial costs, for the year ended September 30, 2024 was 12.0%. Interest was payable quarterly and principal was due at maturity, which was December 31, 2026. In addition, the loan included a back-end facility fee of 8.0% of the principal loan due upon maturity, which the Company accrued on a monthly basis.

On May 15, 2025, the Company settled the 2022 Term Loan in full using proceeds from its revolving credit facility. The total repayment included all outstanding principal, $1.0 million in accrued interest and $0.6 million of interest expense. In connection with this payoff, the Company recognized a total loss on debt extinguishment of $8.7 million in the consolidated statements of operations and comprehensive income. This loss comprises the $3.4 million prepayment fee, the write-off of $1.0 million in unamortized debt issuance costs, and $4.4 million of the $10.4 million back-end facility fee that was previously unamortized. As of September 30, 2025, no balance remained outstanding under the 2022 Term Loan and total interest expense recorded for the fiscal year was $7.8 million.

At September 30, 2024, the term loan balance was $133.3 million, which included $4.6 million of accrued back-end facility fees and was net of $1.3 million of unamortized debt issuance costs and discounts. Total interest expense recorded under the loan agreement was $12.6 million for the year ended September 30, 2024.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Research and Development Loans

On September 13, 2014, the Company entered into a research loan facility with Business Finland in the amount of $1.1 million. The note bears interest at 3.0% less than the Finland’s Ministry of Finance rate in effect at the time of the note, with a minimum of 1.0% interest annually. Any overdue principal or interest payments are subject to a late payment interest rate equal to the European Central Bank’s rate plus 7.0% per annum. The terms of the loan facility allow for partial debt forgiveness if determined by the Finnish State Council for the Financing of Research, Development and Innovation at the lender’s discretion. Such determination is based on an evaluation of whether the underlying activities qualify as research, development, or innovation, including their degree of novelty, technical or commercial risk, and potential for economic or societal benefit. The principal is to be repaid in four equal annual installments beginning on September 13, 2018, following the conclusion of the interest-only period. The Company entered into additional research loan facilities with Business Finland in 2015, 2016, 2017, 2019 and 2020 in the amounts of $0.5 million, $0.6 million, $1.0 million, $0.3 million and $0.6 million, respectively. The terms of these facilities were identical to the terms of the 2014 facility, with the exception of the 2019 and 2020 withdrawals, which contained interest-only periods of 5 years and principal repayment schedules of five equal annual installments. These loans are not collateralized.

In addition, the Company acquired two additional research loans with Business Finland through a business acquisition in the year ended September 30, 2024 in the amounts of $0.7 million and $0.7 million, with principal due in 2029 and 2031, respectively.

The loans contain certain covenants, which, if not met, allow the bank to call all outstanding borrowings plus accrued interest. The Company was in compliance with all covenants as of September 30, 2025. As of September 30, 2025, and 2024 the nominal interest rate for all Research and Development loans was 1.3% and the effective interest rate for these loans was 0.7% and 0.8%, respectively.

Finnvera Loans

In addition, the Company acquired two loans with Finnvera through a business combination for a total of $1.2 million, with a stated and effective interest rate of 6.1% prior to acquisition. Principal and interest were due quarterly, with a maturity date of November 7, 2030, however, loans were paid off on February 7, 2025 and were classified as the current portion of debt on the consolidated balance sheets as of September 30, 2024. The effective interest rate was 0.3%. These loans were not collateralized. The Company was in compliance with all covenants through the date of repayment.

Note 9. Fair Value Measurements

The following table summarizes the Company’s financial assets measured at fair value on a recurring basis as of September 30, 2025:

	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents(1)	$670,115	$—	$—	$670,115
Forward equity purchase arrangement	—	—	54,577	54,577

	$670,115	$—	$54,577	$724,692

(1)	Consists primarily of money market funds.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following table summarizes the Company’s financial assets measured at fair value on a recurring basis as of September 30, 2024:

	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents(1)	$82,303	$—	$—	$82,303

(1)	Consists primarily of money market funds.

As of September 30, 2025 and 2024, the Company had no material liabilities measured at fair value on a recurring basis.

In September 2025, the Company entered into a forward equity purchase arrangement with two investment banks to repurchase 5,438,236 shares of the Company’s redeemable convertible preferred stock from preferred stockholders (“forward equity instrument”).

Under the terms of the agreement, the Company held an option to repurchase certain preferred shares at a fixed price on or before February 1, 2026. The banks maintained the right to sell the shares to third parties if the Company chose not to exercise this option by January 23, 2026. Under the agreement, any difference between the net proceeds from such a sale and the predetermined contractual price would be settled in cash between the Company and the bank.

As of the date of the contract, the forward equity instrument had a notional value of $96.4 million and an estimated fair value of $50.3 million, which was recorded as an asset with an offsetting entry recorded to redeemable convertible preferred stock. To secure the arrangement, the Company maintained a cash collateral balance with the investment bank equal to the notional value of $96.4 million. This amount is classified as restricted cash on the consolidated balance sheets.

The forward equity instrument is measured at fair value at each reporting period. The fair value of the Company’s forward equity instrument is determined based on the current valuation of the Company’s shares of redeemable convertible preferred stock, which rely on unobservable inputs that are not corroborated by market data, which require a Level 3 classification. The key assumptions used in the valuation of the forward equity instrument included the Company’s equity valuation at the measurement date, a time to liquidity of 2.0 years, volatility of 60.0%, and a risk-free rate of 3.6%. The Company records the forward equity instrument at fair value on the consolidated balance sheets with subsequent changes in fair value recorded in other income (expense), net in the consolidated statements of operations.

See Fair Value of Common Stock and Redeemable Convertible Preferred Stock within Note 2. Basis of Presentation and Summary of Significant Accounting Policies for additional discussion.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The forward equity instrument with significant unobservable inputs (Level 3) for the year ended September 30, 2025 was as follows (in thousands):

September 30, 2025
Balance at beginning of period	$—
Issuance of forward equity instrument	50,257
Change in fair value	4,320

Balance at end of period	$54,577

In January 2026, the Company exercised its repurchase option and acquired the preferred shares at the predetermined contractual price. See Note 16. Subsequent Events.

Note 10. Commitments and Contingencies

Product Warranty

Activity related to the Company’s accrual for its estimated future product warranty obligation for the years ended September 30, 2025 and 2024 were as follows (in thousands):

	September 30,
	2025	2024
Balance at beginning of period	$17,465	$13,808
Provision for warranty accrual	103,334	12,572
Warranty claims	(28,760)	(9,700)
Reporting currency translation effect	6,281	785

Balance at end of period	$98,320	$17,465

Legal Proceedings

The Company may become a party to legal and regulatory proceedings with respect to a variety of matters in the ordinary course of its business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount.

Indemnifications

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Other Commitments

The Company has entered into various operational commitments for the next several years totaling $5.6 million as of September 30, 2025, payable in monthly and yearly installments through September 30, 2028.

The Company utilizes contract manufacturers to produce its finished goods. During the normal course of business, to manage manufacturing lead times and ensure adequate component supply, the Company enters into agreements with its contract manufacturers and suppliers that allow them to procure inventory based on demand forecasts provided by the Company. These forecasts typically cover a rolling twelve-month period. The Company’s fixed forecasts, which typically cover a three-month period, generally result in non-cancellable obligations once formally communicated to the contract manufacturers. In certain instances, these agreements allow the Company the option to cancel, reschedule, and adjust the Company’s requirements based on its business needs prior to when production starts. However, when the Company is unable to modify purchase commitments in response to shifts in customer demand, the Company may be exposed to the risk of excess inventory, which could result in inventory write-downs or loss provisions.

As of September 30, 2025, the Company had total future non-cancelable purchase commitments of approximately $114.5 million, the majority of which are expected to be settled within the next 12 months.

The purchase commitments disclosed above represent the Company’s contractual obligations and are presented before consideration of loss provisions recorded for firm purchase commitments. During the years ended September 30, 2025, and 2024, the Company recorded loss provisions related to firm purchase commitments of $4.6 million and $10.0 million, respectively, which were recognized as a component of cost of revenue.

Note 11. Redeemable Convertible Preferred Stock

The Company has authorized multiple series of redeemable convertible preferred stock, as summarized below.

	Authorized			Issued		Outstanding
Preferred series	2025		2024	2025	2024	2025	2024
Series Seed	22,655,000		22,655,000	16,249,060	17,725,630	16,249,060	17,725,630
Series A	53,230,556		53,230,556	35,308,716	37,301,179	35,308,716	37,301,179
Series B	39,385,591		39,385,591	25,967,154	26,272,992	25,967,154	26,272,992
Series C	80,627,332		80,627,332	48,008,653	56,599,347	48,008,653	56,599,347
Series C-1	53,876,178		53,876,178	13,343,174	14,575,533	13,343,174	14,575,533
Series D	38,253,557	*	—	7,785,129	—	7,785,129	—
Series E	60,936,856	*	—	16,945,006	—	16,945,006	—

Total	318,496,642	*	249,774,657	163,606,892	152,474,681	163,606,892	152,474,681

*

Includes shares authorized under a single board-approved pool for merger and acquisition transactions. This authorization permits the issuance of up to 30,468,428 shares in the aggregate, in any combination of common stock, Series D redeemable convertible preferred stock, and Series E redeemable convertible preferred stock. Accordingly, the impact of this incremental share authorization is reflected in both Series D and Series E lines, but only once in total authorized shares. Refer to Note 12. Stockholders’ Deficit for additional discussion.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Conversion Rights

Each share of redeemable convertible preferred stock is convertible into such number of common stock equal to the original issue price of such series of redeemable convertible preferred stock divided by the conversion price in effect at the time of conversion. Assuming no adjustments to the conversion prices of each respective series, each share of redeemable convertible preferred stock would be convertible into one share of common stock. The conversion prices are subject to adjustment for stock splits, stock combinations, reclassifications, exchanges, reorganization, mergers, or consolidations involving the Company. In addition, the conversion price of each series of redeemable convertible preferred stock will be reduced upon the issuance or sale by the Company of common stock without consideration or for a consideration per share less than the applicable conversion rate to such series. No fractional common stock shall be issued upon conversion of the redeemable convertible preferred stocks. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of common stock as determined in good faith by the board of directors of the Company. Conversion may occur at any time at the option of a shareholder. In addition, all shares of redeemable convertible preferred stock will convert automatically upon (i) the consummation of a qualifying initial public offering (defined as an initial public offering with aggregate proceeds in excess of $150.0 million and pursuant to which the shares of the Company are listed for trading on the Nasdaq Stock Market or the New York Stock Exchange) or (ii) the vote or written consent of the holders of a majority of the then outstanding shares of convertible preferred stock. See Note 12. Stockholders’ Deficit for additional information.

Dividends

The holders of Series B, Series C, Series C-1, Series D, and Series E redeemable convertible preferred stock are entitled to receive noncumulative dividends payable when and if declared by the Company’s board of directors in an amount equal to the greater of (i) 6.0% of the respective original issue price per annum or (ii) an amount payable in respect of such redeemable convertible preferred stock, determined as if it had been converted into a common stock immediately prior to the dividend payment. After the Series B, Series C, Series C-1, Series D, and Series E dividend amounts have been paid, the remaining dividend amount shall be distributed among the holders of the common stock, Series Seed redeemable convertible preferred stock and Series A redeemable convertible preferred stock on a pro rata, as-converted basis.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company or a trade sale (each, a “liquidation event”), the holders of shares of Series A, Series B, Series C, Series C-1, Series D, and Series E redeemable convertible preferred stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of Series Seed redeemable convertible preferred stock and common stock. A qualifying “trade sale” includes a sale to a third-party of a controlling interest in the Company; a sale to an existing stockholder of all or substantially all of the equity securities not already held by such stockholder; a sale or exclusive license of all or substantially all of the assets of the Company; or a merger, reorganization or consolidation or other transaction subsequent to which the stockholders of the Company at such time will, as a result of such transaction, possess less than fifty percent of the shares of the surviving or new entity.

The liquidation payment to holders of the Company’s preferred stock shall be an amount per share equal to the greater of (i) the original subscription price, plus any dividends declared but unpaid

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

thereon, or (ii) such amount per share as would have been payable had all shares of the applicable series of redeemable convertible preferred stock been converted into common stock immediately prior to the liquidation event. If upon a liquidation event, the assets of the Company available for distribution are insufficient to pay the holders of shares of Series A, Series B, Series C, Series C-1, Series D, and Series E redeemable convertible preferred stock the full amount to which they shall be entitled, those holders will share in the available assets on a pro rata basis, in proportion to the amounts they would otherwise be entitled to receive if all such amounts were paid in full.

The liquidation preference of certain shares of Series C-1 redeemable convertible preferred stock issued in connection with acquisitions is calculated differently than described above. These shares do not have an original subscription price since they were not issued for cash consideration. The holders of these shares are entitled to a liquidation preference per share equal to the greater of (i) the fair value of the shares on the issuance date or (ii) the amount that would have been payable had such shares been converted into common stock immediately prior to the liquidation event.

Thereafter, the holders of Series Seed redeemable convertible preferred stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of common stock, an amount per share equal to the greater of (i) the original subscription price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of redeemable convertible preferred stock been converted into common stock immediately prior to the liquidation event. If upon a liquidation event, the assets of the Company available for distribution are insufficient to pay the holders of shares of Series Seed redeemable convertible preferred stock the full amount to which they shall be entitled, those holders will share in the available assets on a pro rata basis, in proportion to the amounts they would otherwise be entitled to receive if all such amounts were paid in full.

After the payment of all preferential amounts required to be paid to all holders of redeemable convertible preferred stock, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of common stock, on a pro rata basis, based on the number of shares held by each such holder.

Redemption

The holders of redeemable convertible preferred stock do not have stated redemption rights. However, as further described above, the redeemable convertible preferred stock has certain liquidation provisions which require the shares to be redeemed upon a qualifying trade sale, which is outside of the Company’s control. As a result of these liquidation rights, all shares of redeemable convertible preferred stock have been presented outside of stockholders’ deficit on the consolidated balance sheets. The carrying values of redeemable convertible preferred stock have not been accreted to their liquidation preferences as such events are not considered probable of occurring as of September 30, 2025. Carrying values will be adjusted to their liquidation preferences if and when it becomes probable that such events will occur.

Issuance of Redeemable Convertible Preferred Stock

In March 2024 the Company issued 408,876 shares of Series C-1 convertible preferred stock at a price of $14.87 per share for total net proceeds of $5.8 million, including issuance costs of $0.3 million.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

In September 2024, as part of the acquisition of Human Engineering Health Oy, the Company issued 815,063 shares of Series C-1 convertible preferred stock at a total fair value of $9.4 million, of which 692,787 of those shares were converted to common stock and issued to the respective shareholders upon closing. The other 122,276 shares were retained by the Company for the purpose of ensuring seller’s representations and warranties and will be issued and subsequently converted to common stock 18 months following the acquisition date.

In September 2025, the Company issued 16,945,006 shares of Series E redeemable convertible preferred stock at a price of $53.57 per share for total net proceeds of $907.4 million, inclusive of $0.4 million of issuance costs. In November and December 2024, the Company issued 7,785,129 shares of Series D redeemable convertible preferred stock at a price of $25.69 per share for total net proceeds of $199.4 million, inclusive of $0.6 million of issuance costs.

Repurchase of Redeemable Convertible Preferred Stock

For the years ended September 30, 2025 and 2024, the Company repurchased Series Seed, Series A, Series B, Series C, and Series C-1 redeemable convertible preferred stock from certain investors as follows (in thousands, except share and per share data):

	September 30, 2025
Preferred Series	Shares	Price per share	Payment
Series Seed	286,500	$16.70	$4,785
Series Seed	16,629	$16.90	281
Series Seed	962,826	$17.59	16,936
Series Seed	210,615	$17.98	3,787
Series A	28,750	$16.70	480
Series A	327,018	$16.96	5,546
Series A	332,373	$17.00	5,650
Series A	37,174	$17.59	654
Series A	1,267,148	$17.98	22,783
Series B	305,838	$17.98	5,499
Series C	2,558,272	$17.59	45,000
Series C	6,032,422	$17.98	108,463
Series C-1	151	$10.26	2
Series C-1	1,232,208	$17.98	22,155

Total	13,597,924		$242,021

	September 30, 2024
Preferred Series	Shares	Price per share	Payment
Series Seed	99,646	$9.77	$974
Series A	309,709	$9.77	3,026
Series B	1,063,750	$7.73	8,223
Series B	12,328	$9.77	120
Series C	230,828	$7.73	1,784
Series C	5,773	$9.77	56

Total	1,722,034		$14,183

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the year ended September 30, 2025, the Company recognized the repurchase of the redeemable convertible preferred stock similar to redemption of redeemable convertible preferred stock. Accordingly, the carrying value of redeemable convertible preferred stock of $55.9 million was derecognized from redeemable convertible preferred stock as of September 30, 2025. The excess of the purchase price over the carrying value of the redeemable convertible preferred stock was $186.1 million for the year ended September 30, 2025, of which $19.9 million was recognized as a reduction of additional paid-in capital and $166.2 million was recognized as an increase of accumulated deficit. This excess is treated as a deemed dividend to holders of redeemable convertible preferred stock in the calculation of net loss attributable to common stockholders. The shares were immediately retired upon repurchase for the year ended September 30, 2025. See Note 14. Net Loss per Share Attributable to Common Stockholders for additional information.

For the year ended September 30, 2024, the Company recognized the repurchase of the redeemable convertible preferred stock similar to redemption of preferred stock. Accordingly, the carrying value of redeemable convertible preferred stock of $2.0 million was derecognized from redeemable convertible preferred stock. The difference between the purchase price and the carrying value of the redeemable convertible preferred stock of $12.2 million was recognized as a reduction of additional paid-in capital. The shares were immediately retired upon repurchase.

Note 12. Stockholders’ Deficit

Common Stock

Prior to the Reorganization, the Company operated as Oura Health Oy, and its capital structure was governed by its Articles of Association. Under its Articles of Association, the Company is permitted to issue shares of its common stock and shares of its Series Seed, Series A, Series B, Series C, Series C-1, Series D and Series E redeemable convertible preferred stock. The issuance of shares, option rights and other special rights entitling holders to shares is resolved by the general meeting of shareholders or pursuant to existing authorizations granted by the shareholders to the Board of Directors available at the time of issuance. Shares issued by the Company become effective upon registration with the Finnish Patent and Registration Office (the “Finnish Trade Register”). The Company’s Articles of Association do not provide for a par value for its shares or a minimum or maximum number of shares of its capital stock.

Under the Company’s Articles of Association, each share of redeemable convertible preferred stock is convertible into shares of common stock either at the option of the holder or automatically upon specified events, and the Company is obligated to effect such conversion, without additional shareholder consent. The conversion of a share of redeemable convertible preferred stock is effected as a redesignation of an existing registered share of capital stock from redeemable convertible preferred stock to common stock.

The holders of common stock are entitled to receive dividends whenever funds are legally available and when declared by the Company’s board of directors, subject to the prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No cash dividends have been declared by the Company’s board of directors from inception.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Repurchase of Common Stock

For the year ended September 30, 2025, the Company repurchased common stock from certain investors as follows (in thousands, except share and per share data):

Shares of common stock	Price per share	Payment
716,479	$9.77	$7,000
2,552,165	$10.26	26,185
522,850	$16.70	8,732
16,629	$16.90	281
130,480	$17.71	2,311
1,256,083	$17.98	22,584

5,194,686		$67,093

The Company retired all repurchased common stock during the year ended September 30, 2025. Accordingly, the carrying value of common stock of $0.7 million was derecognized from additional paid-in capital. The difference between the purchase price and the carrying value of the common stock of $65.8 million was recognized in accumulated deficit. In the case where the common stock repurchase price was above fair market value at the time of the repurchase, the difference between the purchase price and the fair market value of the common stock of $0.6 million was recognized in share-based compensation expense.

For the year ended September 30, 2024, the Company repurchased common stock from certain investors as follows (in thousands, except share and per share data):

Shares of common stock	Price per share	Payment
409,417	$9.61	$3,934
1,958,001	$9.77	19,130

2,367,418		$23,064

The Company retired all repurchased common stock during the year ended September 30, 2024. Accordingly, the carrying value of common stock of $0.4 million was derecognized from additional paid-in capital. The difference between the purchase price and the carrying value of the common stock of $22.6 million was recognized in accumulated deficit.

In September 2024, the Company entered into an agreement with an investor to repurchase 716,479 common stock at a price per share of $9.77 and 2,552,316 common stock at a price per share of $10.26 for a total consideration of $33.2 million. Accordingly, the Company recognized this share repurchase obligation as a liability of $33.2 million, with a corresponding charge to treasury stock during the year ended September 30, 2024. The transaction closed during the year ended September 30, 2025.

Share-based Compensation

Equity Incentive Plans

The Company’s board of directors has adopted the 2015, 2016, and 2022 Equity Incentive Plans (each a “Plan,” and collectively the “Plans”), pursuant to which the Company may grant incentive stock

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

options, nonqualified stock options, performance stock units (“PSUs”), and other forms of stock awards to its employees, non-employees, and members of the Company’s board of directors and its subsidiaries. Awards granted under each Plan that remained outstanding upon the adoption of a subsequent Plan continue to be governed by the terms of the applicable original Plan. Stock options generally vest over four or five years, although certain awards may be granted with different vesting terms. The exercise price of incentive stock options may not be less than the estimated fair value per share of the Company’s common stock on the date of grant. For incentive stock options granted to a participant who owns capital stock representing more than 10.0% of the voting shares, the price of each share will be at least 110.0% of the estimated fair value of the Company’s common stock on the date of grant. Stock options generally expire 10 years from the date of grant if not exercised, or five years from the date of grant for incentive stock options granted to a participant who owns more than 10.0% of the voting stock. PSUs generally expire 7 years from the date of grant if not fully vested. Stock options under the Company’s Plans are granted pursuant to pre-existing shareholder authorizations. Accordingly, no additional shareholder approval is required in connection with the issuance of shares of common stock upon exercise of stock options. Additionally, the Company maintains sufficient shares of common stock, previously authorized by shareholders, for settlement of PSUs.

During the year ended September 30, 2025, the Company terminated the 2015 and 2016 Equity Incentive Plans. As a result, shares previously reserved for issuances under those Plans that had not been issued were no longer available for issuance. As of September 30, 2025, the Company had 22,976,687 shares of common stock authorized for the settlement of awards issued under the 2022 Equity Incentive Plan of which 5,265,602 remained available for future issuance. Awards issued under the 2022 Equity Incentive Plan have primarily consisted of PSUs. As of September 30, 2025, the Company had 32,046,012 shares of common stock authorized specifically for the grant of stock options of which 9,028,930 remained available for future issuance.

Additionally, on February 12, 2025, at the Company’s Annual General Meeting, stockholders approved a proposal authorizing a pool of shares for the purpose of consummating mergers and acquisitions.

This authorization permits the board of directors, at its discretion, to issue up to 30,468,428 shares in the aggregate in any combination of common stock, Series D redeemable convertible preferred stock, and Series E redeemable convertible preferred stock. Although the authorization establishes a class-specific limit of 30,468,428 shares for each class and series of redeemable convertible preferred stock, the aggregate number of shares to be issued under this authority shall not exceed 30,468,428. The number of authorized shares for redeemable convertible preferred stock, on an aggregate basis, and common stock as presented on the consolidated balance sheets both include the 30,468,428 shares authorized by the board of directors.

The total intrinsic value of share-based liabilities paid during the year ended September 30, 2024 was $10.0 million. The total intrinsic value of share-based liabilities paid during the year ended September 30, 2025 was immaterial.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Stock Option Activity

A summary of the Company’s stock option activity under its stock option plans for the year ended September 30, 2025 is as follows:

	Number of stock options	Weighted- average exercise price per share	Weighted- average remaining contractual life (years)
Outstanding – September 30, 2024	14,266,078	$1.13	5.95
Granted	22,241	$0.59
Exercised	(2,220,254)	$1.49
Forfeited or expired	(116,258)	$3.28

Outstanding – September 30, 2025	11,951,807	$1.08	4.83

Vested and exercisable – September 30, 2025	11,631,124	$0.93	4.76

The aggregate intrinsic value of options exercised represents the excess of the fair value of the Company’s common stock on the exercise date over the exercise price of the options exercised for the periods presented. The aggregate intrinsic value of exercised options was $33.0 million and $7.1 million for the years ended September 30, 2025, and 2024, respectively.

As of September 30, 2025, and 2024, the total fair value of shares vested was $5.7 million and $7.0 million, respectively. The aggregate grant-date fair value of stock options granted during the years ended September 30, 2025, and 2024 was immaterial. As of September 30, 2025, the Company had $1.3 million of unrecognized share-based compensation expenses related to unvested stock options, which is expected to be recognized over a weighted-average period of 0.94 years.

Performance Stock Units (PSUs)

Pursuant to the 2022 Equity Incentive Plan, the Company grants PSUs with service and performance-conditions to employees, non-employees, and members of the board of directors and its subsidiaries. PSUs contain both a time-based condition and a performance-based vesting condition, each of which must be satisfied before the awards vest and may be settled. The performance vesting is satisfied immediately prior to either (i) a sale event or (ii) the first trading day following the effectiveness of the registration statement with respect to the Company’s initial public offering, whichever occurs first. The performance condition must be met prior to the expiration date of the awards.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company recognizes share-based compensation expense for awards with performance-based conditions only when the performance condition is considered probable of achievement. As of September 30, 2025, and 2024, the PSU’s performance condition was not probable of being met and, accordingly, no share-based compensation expense related to these awards has been recognized as of these dates. The summary of the Company’s PSU activity for the year ended September 30, 2025 is as follows:

	Number of awards	Weighted- average grant date fair value
Unvested – September 30, 2024	13,859,339	$7.78
Granted	4,165,357	$14.62
Vested	—	$—
Forfeited	(484,342)	$10.25

Unvested – September 30, 2025	17,540,354	$9.64

The weighted-average grant-date fair value of PSUs granted was $14.62 and $9.52 for the years ended September 30, 2025, and 2024, respectively.

As of September 30, 2025, the Company had $169.1 million of unrecognized share-based compensation expense related to PSUs. The timing of recognition depends on when the liquidity-event performance condition becomes probable or is satisfied and, accordingly, a weighted-average recognition period is not currently determinable.

Restricted Stock Awards (RSAs)

In connection with an acquisition completed in June 2023, the Company granted 402,708 restricted shares of Series C-1 redeemable convertible preferred stock as awards to certain employees. These awards vest upon the earlier of (i) the third, fourth, and fifth anniversaries of the acquisition closing date, in equal installments, or (ii) the achievement of specified technical milestones. Upon achievement of the applicable technical milestone, any then-unvested and non forfeited awards will automatically vest on that date. The Company recognizes share-based compensation expenses for these awards based on its assessment of the probability of achieving the technical milestones and updates that assessment at each reporting date. There was no activity in these awards during the year ended September 30, 2025.

As of September 30, 2024, there were 402,708 unvested restricted stock awards outstanding with a weighted-average grant date fair value of $15.84 per share. During the year ended September 30, 2025, no awards were granted, vested, or forfeited. Shares issued in connection with restricted stock awards are not considered issued and outstanding for purposes of calculating net loss per share attributable to common stockholders until the applicable vesting conditions have been satisfied. Shares issued in connection with restricted stock awards are considered issued and outstanding for purposes of the consolidated statements of redeemable convertible preferred stock and stockholders’ deficit. The Company adjusted the September 30, 2023 redeemable convertible preferred stock outstanding share count for an immaterial revision of 402,803 shares, consisting primarily of the restricted stock awards described above, as well as other immaterial adjustments.

As of September 30, 2025, the Company had $2.0 million of unrecognized share-based compensation expense, which is expected to be recognized over a weighted-average period of 1.01 years. The share-based compensation expense was immaterial for the periods presented.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 13. Related Parties Transactions

During the year ended September 30, 2025, the Company did not enter into any material related party transactions. During the year ended September 30, 2024, Oura completed the acquisition of Human Engineering Health for $8.6 million, paid through the issuance of equity. See Note 6. Goodwill and Other Intangible Assets. Certain members of Oura’s Board were also investors of Human Engineering Health. Entry into the purchase agreement to acquire Human Engineering Health was approved by the Company’s board of directors based upon the unanimous recommendation of a special transaction committee comprised entirely of independent members of the Company’s board of directors without any financial interest in Human Engineering Health or any conflict of interest with respect to the acquisition of Human Engineering Health.

Note 14. Net Income (Loss) per Share Attributable to Common Stockholders

The computation of basic and diluted net income (loss) per share attributable to common stockholders for the years ended September 2025 and 2024 was as follows (in thousands, except share and per share data):

	Year Ended September 30,
	2025	2024
Net income	$12	$3,649
Less: Deemed dividend to holders of redeemable convertible preferred stock(1)	(186,100)	(12,200)

Net loss attributable to common stockholders, basic and diluted	$(186,088)	$(8,551)

Weighted-average shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	10,901,942	14,398,386

Net loss per share attributable to common stockholders, basic and diluted	$(17.07)	$(0.59)

(1)	Represents deemed dividends, which represent the excess of the purchase price over the carrying value of redeemable convertible preferred stock repurchased by the Company.

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net income (loss) per share attributable to common stockholders because including them would have had an anti-dilutive effect:

	Year Ended September 30,
	2025	2024
Stock options	11,951,807	14,266,078
RSAs(1)	402,708	402,708
Redeemable convertible preferred stock(2)	163,204,184	152,071,973

(1)	Represents RSAs of Series C-1 redeemable convertible preferred stock. Refer to Note 12. Stockholders’ Deficit for additional information.
(2)	Excludes the RSAs described above.

The table above excludes 17,540,354 and 13,859,339 issuable shares as of September 30, 2025, and 2024, respectively, for PSUs issued and outstanding as these securities remained subject to performance-based conditions that were not met as of those dates.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 15. Segment Information

The Company’s measure of segment profitability is net income, which is also reported within the consolidated statements of operations. The CODM uses consolidated net income to allocate resources, after considering the Company’s strategic priorities, its cash balance, and its expected use of cash. In making resource allocation decisions, the CODM also evaluates budgeted results compared to actual performance. The CODM does not regularly review significant classifications of expenses or other segment items outside those presented on the consolidated statements of operations. The measure of segment assets is reported on the consolidated balance sheets as total assets.

The following table summarizes revenue by geographic region, based on the customer’s ship-to address, for the years ended September 30, 2025, and 2024 (in thousands):

	Year Ended September 30,
	2025	2024
United States	$729,624	$324,030
Rest of the world(1)	178,232	82,721

Total revenue	$907,856	$406,751

(1)	No other individual country’s revenue accounted for more than 10% of total revenue during any of the periods presented, including Finland’s.

Refer to Note 3. Revenue, for disaggregated revenue by sales channel and Note 2. Basis of Presentation and Summary of Significant Accounting Policies, Concentration of Credit Risk and Other Risks and Uncertainties, for information about customers that accounted for 10% or more of total revenue during the periods presented.

The following table summarizes long-lived assets, which include property and equipment, net and excludes intangibles, net, by geographic region as of September 30, 2025, and 2024 (in thousands):

	September 30,
	2025	2024
United States	$5,963	$3,996
Finland	5,455	3,679
Estonia	4,615	2,356
Mexico	3,730	2,819
Rest of the world	4,378	616

Total long-lived assets	$24,141	$13,466

Note 16. Subsequent Events

Management has evaluated significant subsequent events through May 18, 2026, the date the consolidated financial statements were available for issuance. The following subsequent events are noted below.

On October 1, 2025, the Company launched its latest product, Oura Ring Generation 4 Ceramic.

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Between December 19, 2025 and March 13, 2026, the Company raised an additional $62.7 million in Series E redeemable convertible preferred stock financing from multiple investors.

Between October 7, 2025 and March 5, 2026, the Company repurchased 385,398 shares of its common stock and 2,257,412 shares of its redeemable convertible preferred stock, respectively, from certain stockholders at an agreed-upon purchase price between $25.69 and $40.60 per share for total payment of $105.9 million. These transactions reduce the issued and outstanding share count.

Between March 23, 2026 and April 30, 2026, the Company executed deferred settlement agreements with targeted investors to repurchase 1,173,591 shares of its common stock and 6,933,744 shares of its redeemable convertible preferred stock at a repurchase price between $53.57 and $56.25 per share for total consideration of $437.0 million. The repurchases are scheduled for completion between May and June 2026. These obligations were recognized as liabilities upon execution of the contracts and will remain as such until settlement. On May 1, 2026, the Company made a payment of $4.4 million to settle the deferred repurchase of 82,845 shares of its common stock, resulting in a $432.6 million repurchase obligation at the time these consolidated financial statements were available for issuance.

On January 9, 2026, the Company elected to physically settle the outstanding forward equity instrument with its investment bank counterparties. The settlement resulted in the repurchase and subsequent retirement of 5,438,236 shares of redeemable convertible preferred stock for an aggregate purchase price of $96.4 million or $17.71 per share. Concurrently, the $96.4 million in restricted cash previously held as collateral was released in full on settlement of the transaction, resulting in a corresponding reduction in both restricted cash and redeemable convertible preferred stock within stockholders’ deficit.

On February 19, 2026, the Company repurchased 13,295,528 shares of redeemable convertible preferred stock as part of a tender offer at a purchase price of $40.18 per share and for a total payment of $534.2 million. These transactions reduce the issued and outstanding share count.

On January 23, 2026, the Company amended its revolving credit facility, increasing the total borrowing capacity from $250 million to $500 million. In connection with the amendment, the Company capitalized approximately $0.8 million in deferred financing costs, consisting of upfront lender fees and direct third-party expenses. These costs are recorded as other assets on the consolidated balance sheets and will be amortized on a straight-line basis over the remaining term of the facility. There were no outstanding borrowings under the amended credit facility as of the date the consolidated financial statements were available for issuance.

Subsequent to September 30, 2025, the Company issued three promissory notes to the Company’s Chief Financial Officer in the aggregate principal amount of $3.5 million. The notes were issued under board of director authorized loan limits of $5.0 million. The notes bear interest at a rate per annum equal to the greater of 3.6% or a floating rate of one-month secured overnight financing rate plus a margin of 3.5%. The notes mature between December 2026 and April 2027.

Redomiciliation

As described in Note 1, on March 31, 2026, the Company completed a share-swap transaction that affected its redomiciliation from Finland to the United States, pursuant to which Oura Inc., became the parent company of the consolidated group and Oura Health Oy became its wholly owned

Oura Inc. and Subsidiaries

Notes to Consolidated Financial Statements

subsidiary. In connection with the transaction, each outstanding equity interest in Oura Health Oy, including outstanding shares and applicable share-based awards, was exchanged on a one-for-one basis for a corresponding equity interest in Oura Inc., with holders preserving identical economic interests and shareholder rights, including voting rights, following the swap. The Company executed the transaction to facilitate U.S-based capital market activity and due to the significance of U.S. markets to the Company’s business.

The transaction, which resulted in identical ownership before and after the Reorganization, was accounted for in a manner consistent with a reorganization of entities under a common control transaction on a carryover basis. The transaction was tax neutral, excepting the incurrence of certain transfer taxes payable under Finnish law in connection with the acquisition of shares by Oura Inc. in its Finnish subsidiary.

Oura Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(in thousands, except share and per share data)

	June 30, 2026	September 30, 2025
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$371,764	$764,157
Restricted cash	—	96,389
Accounts receivable, net of allowance for credit losses	157,387	79,535
Inventories, net	108,942	154,790
Prepaid expenses and other current assets	149,007	118,592

Total current assets	787,100	1,213,463
Property and equipment, net	78,619	24,141
Goodwill	22,952	20,483
Patents, net	109,094	119,465
Other intangible assets, net	28,975	21,173
Other noncurrent assets	36,448	4,489

Total assets	$1,063,188	$1,403,214

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$82,907	$31,436
Accrued and other current liabilities	495,037	295,149
Deferred revenue, current	137,034	86,161
Debt, current	708	819

Total current liabilities	715,686	413,565
Debt, noncurrent	379,427	2,407
Deferred tax liabilities, net	1,641	474
Other noncurrent liabilities	84,417	10,226

Total liabilities	1,181,171	426,672

Commitments and contingencies (Note 11)
Redeemable convertible preferred stock:
Redeemable convertible preferred stock, par value $0.00001; 205,093,489 and 318,496,642 shares authorized as of June 30, 2026 and September 30, 2025, respectively; 136,767,173 and 163,606,892 shares issued and outstanding as of June 30, 2026 and September 30, 2025, respectively; aggregate liquidation preference of $1,502.3 million and $1,544.2 million as of June 30, 2026 and September 30, 2025, respectively	1,499,751	1,594,980

Stockholders’ deficit
Common stock, par value $0.00001; 275,100,000 and 81,266,406 shares authorized as of June 30, 2026 and September 30, 2025, respectively; 9,692,960 and 10,335,349 shares issued and outstanding as of June 30, 2026 and September 30, 2025, respectively	—	—
Additional paid-in capital	—	119
Accumulated other comprehensive income	8,378	4,556
Accumulated deficit	(1,626,112)	(623,113)

Total stockholders’ deficit	(1,617,734)	(618,438)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$1,063,188	$1,403,214

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Oura Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(in thousands, except share and per share data)

(unaudited)

	Nine Months Ended
	June 30, 2026	June 30, 2025
Revenue:
Hardware	$973,980	$588,726
Membership	240,526	108,843

Total revenue	1,214,506	697,569

Cost of revenue	552,339	341,544

Gross profit	662,167	356,025
Operating expenses:
Sales and marketing	257,858	140,273
Research and development	206,800	101,078
General and administrative	126,321	54,409

Total operating expenses	590,979	295,760

Income from operations	71,188	60,265
Interest expense	(2,222)	(10,602)
Loss on extinguishment of debt	(479)	(8,725)
Other income (expense), net	1,596	(4,471)

Income before income taxes	70,083	36,467
Provision for income taxes	9,315	34,894

Net income	$60,768	$1,573

Deemed dividend to holders of redeemable convertible preferred stock	(985,023)	(184,417)

Net loss attributable to common stockholders	$(924,255)	$(182,844)

Net loss per share attributable to common stockholders, basic and diluted	$(89.53)	$(16.33)

Weighted-average shares outstanding, basic and diluted	10,323,194	11,199,382

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Oura Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

(in thousands)

(unaudited)

	Nine Months Ended
	June 30, 2026	June 30, 2025
Net income	$60,768	$1,573
Other comprehensive income:
Currency translation gain, net of taxes	3,822	11,914

Comprehensive income	$64,590	$13,487

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Oura Inc. and Subsidiaries

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

(unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of September 30, 2024	152,474,681	$492,770	13,309,781	$—	483,000	$(33,356)	$15,988	$(5,846)	$(391,108)	$(414,322)
Net income	—	—	—	—	—	—	—	—	1,573	1,573
Other comprehensive income	—	—	—	—	—	—	—	11,914	—	11,914
Issuance of series D preferred stock	7,785,129	199,346	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,217,103	—	—	—	2,455	—	—	2,455
Share-based compensation	—	1,586	—	—	—	—	2,411	—	326	2,737
Share retirement	—	—	—	—	(483,000)	130	(130)	—	—	—
Share repurchases	(13,499,511)	(55,857)	(4,807,078)	—	—	33,226	(20,600)	—	(224,553)	(211,927)

Balance as of June 30, 2025	146,760,299	$637,845	9,719,806	$—	—	$—	$124	$6,068	$(613,762)	$(607,570)

	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock			Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of September 30, 2025	163,606,892	$1,594,980	10,335,349	$—		$		$119	$4,556	$(623,113)	$(618,438)
Net income	—	—	—	—	—		—	—	—	60,768	60,768
Other comprehensive income	—	—	—	—	—		—	—	3,822	—	3,822
Issuance of Series E preferred stock	1,169,913	62,285	—	—	—		—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	802,523	—	—		—	2,086	—	—	2,086
Conversion of Series C-1 preferred stock to common stock	(114,077)	(1,320)	114,077	—	—		—	1,320	—	—	1,320
Issuance of Series E preferred stock in connection with acquisition	37,564	977	—	—	—		—	—	—	—	—
Forward equity instrument physical settlement	—	(50,292)	—	—	—		—	—	—	(11,407)	(11,407)
Share-based compensation	—	1,394	—	—	—		—	2,160	—	—	2,160
Share repurchases	(27,933,119)	(108,273)	(1,558,989)	—	—		—	(5,685)	—	(1,052,360)	(1,058,045)

Balances as of June 30, 2026	136,767,173	$1,499,751	9,692,960	$—	—		$—	$—	$8,378	$(1,626,112)	$(1,617,734)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Oura Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Nine Months Ended
	June 30, 2026	June 30, 2025
Cash flows from operating activities:
Net income	$60,768	$1,573
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,455	17,310
Share-based compensation expense	10,007	5,930
Amortization of debt issuance costs	475	1,808
Deferred tax expense	—	5,951
Loss on extinguishment of debt	479	8,725
Unrealized fair value gain of forward equity instrument	(5,138)	—
Other	(2,966)	647
Changes in working capital:
Accounts receivable	(78,907)	11,683
Inventories	43,243	(36,647)
Prepaid expenses and other assets	(29,242)	(31,454)
Accounts payable	45,664	2,573
Accrued liabilities	176,534	139,709
Deferred revenue	52,437	1,800
Customer deposits	29,199	5,707

Net cash provided by operating activities	$328,008	$135,315

Cash flows from investing activities:
Purchases of property, equipment and intangible assets	(66,240)	(12,819)
Notes receivable from related parties	(3,500)	—
Acquisitions, net of cash acquired	(7,218)	(7,462)

Net cash used in investing activities	$(76,958)	$(20,281)

Cash flows from financing activities:
Proceeds from exercise of stock options	2,086	2,455
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	62,285	199,346
Proceeds from debt, net of issuance costs	373,876	198,494
Payments on debt	(1,042)	(145,529)
Principal payments on finance lease obligations	(5,146)	—
Repurchase of common and redeemable convertible preferred stock	(1,172,897)	(299,261)
Payments of equity financing costs	(934)	—

Net cash used in financing activities	$(741,772)	$(44,495)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	1,940	10,705

Net change in cash, cash equivalents, and restricted cash	$(488,782)	$81,244
Cash, cash equivalents, and restricted cash, beginning of period	860,546	105,200

Cash, cash equivalents, and restricted cash, end of period	$371,764	$186,444

Supplemental disclosure of cash flow information:
Cash paid for interest	$20	$7,181
Cash paid for income taxes, net of refunds	$10,485	$5,228
Supplemental disclosure of non-cash investing and financing activities:
Property and equipment acquired through accounts payable and accrued expenses liabilities	$9,794	$—
Operating lease right-of-use asset acquired through lease liabilities	$24,317	$—
Physical settlement of forward equity instrument	$(61,699)	$—
Simple agreement for future equity financing liability	$50,000	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Note 1. Organization and Nature of Business

Oura Inc. (the “Company” or “Oura”), together with its consolidated subsidiaries, is a company that develops wearable technology designed to deliver personalized health data, insights, and daily guidance through the Oura Ring, the leading smart ring that helps you live healthier, longer. The Company generates revenue from sales of its hardware products through direct-to-consumer sales and its wholesale channel, which includes retail and enterprise partners, and from paid membership subscriptions that provide access to additional features and functionality through its companion application. The business was founded in Finland in 2013 and historically operated through Oura Health Oy, a Finnish corporation. The Company has offices in Oulu, Helsinki, San Francisco, San Diego, and Los Angeles.

Reorganization

On March 31, 2026, the Company completed a share-swap transaction that effected its redomiciliation from Finland to the United States (“U.S.”), pursuant to which Oura Inc., a newly formed U.S.-based Delaware corporation, became the parent company of the consolidated group and Oura Health Oy became its wholly owned subsidiary (the “Reorganization”). In connection with the transaction, each outstanding equity interest in Oura Health Oy, including outstanding shares and applicable share-based awards, was exchanged on a one-for-one basis for a corresponding equity interest in Oura Inc., with holders preserving identical economic interests and shareholder rights, including voting rights, following the swap. The transaction, which resulted in identical ownership before and after the Reorganization, was accounted for in a manner consistent with a reorganization of entities under common control on a carryover basis. For financial reporting purposes, the historical consolidated financial statements of Oura Health Oy became those of Oura Inc. on a retrospective basis, because Oura Inc. had no operations or assets prior to the Reorganization. The redomiciliation did not affect the Company’s consolidated assets, liabilities, results of operations, or cash flows.

In connection with the Reorganization and adoption of the Company’s Amended and Restated Certificate of Incorporation, the legacy Series Seed, Series A, Series B, Series C, Series C-1, Series D, and Series E redeemable convertible preferred stock series were redesignated as Series Seed-1, Series Seed-2, Series Seed-3, Series A-1, Series A-2, Series B-1, Series B-2, Series C-1, Series C-2, Series C-3, Series D, and Series E redeemable convertible preferred stock series. In addition, the Company’s Amended and Restated Certificate of Incorporation established a par value of $0.00001 per share for each share of common stock and redeemable convertible preferred stock; prior to the Reorganization, the Company’s common stock and redeemable convertible preferred stock had no par value. These redesignations did not alter the holders’ economic interests or shareholder rights.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and the applicable rules and regulations of the United States Securities and Exchange Commission (“SEC”). The condensed consolidated financial statements include the accounts of Oura and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

The unaudited condensed consolidated financial statements and related notes have been prepared on the same basis as the annual consolidated financial statements and, in management’s opinion, include all adjustments necessary to state fairly the condensed consolidated financial position as of June 30, 2026 and September 30, 2025, and the condensed consolidated statements of operations, comprehensive income, cash flows, and changes in redeemable convertible preferred stock and stockholders’ deficit for the nine month periods ended June 30, 2026 and June 30, 2025. The results of operations are not necessarily indicative of the results to be expected for the fiscal year ending September 30, 2026 or any other period. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes for the fiscal year ended September 30, 2025.

Use of Estimates

The preparation of these condensed consolidated financial statements requires the Company to make estimates and assumptions that affect the reported amounts in the condensed consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. On an ongoing basis, the Company evaluates its estimates, including, among others, those related to revenue-related reserves, the valuation of inventory, useful lives of long-lived assets, impairment of goodwill and long-lived assets, product warranty reserves, accounting for income taxes including deferred tax assets, share-based compensation expense, fair value measurements, and contingencies. Actual results may differ from these estimates.

Lease Obligations

The Company determines whether an arrangement is or contains a lease at contract inception or upon a lease modification. The Company’s leases primarily consist of office real estate and equipment leases. At the commencement date, the Company recognizes a lease liability based on the present value of lease payments, including fixed and in-substance fixed payments, and a corresponding right-of-use (“ROU”) asset adjusted for prepaid lease payments, lease incentives received, and initial direct costs, as applicable.

The Company has elected the short-term lease recognition exemption for leases with an initial term of 12 months or less and does not recognize related ROU assets or lease liabilities. Lease expense for these short-term leases is recognized on a straight-line basis over the lease term. The Company has elected the practical expedient to not separate lease and non-lease components for its office real estate leases. Variable non-lease components, such as common area maintenance and similar charges, are excluded from lease liability measurement and recognized in lease expense in the period incurred.

Lease terms include non-cancellable periods and may include renewal or termination options. The Company includes renewal periods in the lease term when it is reasonably certain the option will be exercised and includes periods covered by termination options when it is reasonably certain the option will not be exercised.

As most lease contracts do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Operating and finance leases are included in other noncurrent assets, accrued and other liabilities, and other noncurrent liabilities on the condensed consolidated balance sheets. Operating lease costs are recognized on a straight-line basis over the lease terms. Finance lease assets are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term.

Net Income (Loss) per Share Attributable to Common Stockholders

The Company computes net income (loss) per share attributed to common stockholders using the two-class method required for participating securities. The two-class method determines net income per share for common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its redeemable convertible preferred stock to be participating securities. In connection with the Reorganization, as of March 31, 2026, the holders of Series B-1, Series B-2, Series C-1, Series C-2, Series C-3, Series D, and Series E redeemable convertible preferred stock are entitled to receive noncumulative dividends in preference to common stockholders, at specified rates, if declared. After the senior preferred dividends have been satisfied, the remaining dividend amount is distributed among the holders of Series Seed-1, Series Seed-2, Series Seed-3, Series A-1 and Series A-2 redeemable convertible preferred stock and common stock on a pro rata, as-converted basis. The holders of the Company’s redeemable convertible preferred stock are not contractually obligated to participate in the Company’s losses.

Basic net income (loss) per share is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net income per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of the securities. Basic and diluted net loss per share attributable to common stockholders are the same in periods when the effects of potentially dilutive shares of common stock are anti-dilutive.

Recently Adopted Accounting Standards

There are no recently adopted accounting standards that have a material impact on the Company’s condensed consolidated financial statements, accounting policies, processes, or systems.

Recently Issued Accounting Pronouncements Not Yet Adopted

The Company has reviewed other recently issued accounting pronouncements subsequent to the last annual consolidated financial statements and concluded that either they are not applicable to the business or no material effect is expected upon future adoption.

Note 3. Revenue

Disaggregation of Revenue

The Company disaggregates revenue by product and services, sales channel, and geographic region, as these categories depict how the nature, amount, timing, and uncertainty of revenue and

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

cash flows are affected by economic factors. For additional information regarding the Company’s disaggregation of revenue by geographic region, see Note 16. Segment Information.

Revenue by sales channel for the nine months ended June 30, 2026 and June 30, 2025 (in thousands):

	June 30, 2026	June 30, 2025
Direct-to-consumer	$723,791	$420,457
Wholesale(1)	490,715	277,112

Total revenue	$1,214,506	$697,569

(1)	Wholesale revenue includes revenue generated from retail and enterprise partners.

Deferred Revenue

Deferred revenue balances as of June 30, 2026 and September 30, 2025, were $137.3 million and $86.5 million, respectively. For the nine months ended June 30, 2026 and June 30, 2025, the Company recognized revenue of $78.7 million and $51.0 million, respectively that was included in the corresponding total deferred revenue balance at the beginning of the period.

Note 4. Property and Equipment, net

Property and equipment, net consisted of the following as of June 30, 2026 and September 30, 2025 (in thousands):

	Useful lives	June 30, 2026	September 30, 2025
Machinery and equipment	2 to 5 years	$42,211	$20,317
Furniture and fixtures	5 years	3,997	1,800
Retail displays	1 to 3 years	22,662	8,564
Construction in progress	—	29,633	6,755

Total property and equipment		98,503	37,436
Less: accumulated depreciation		(19,884)	(13,295)

Total property and equipment, net		$78,619	$24,141

The Company recognized $12.7 million and $5.6 million of depreciation expense for the nine months ended June 30, 2026 and June 30, 2025, respectively.

Note 5. Balance Sheet Components

Inventories, net

Inventories consisted of the following as of June 30, 2026 and September 30, 2025 (in thousands):

	June 30, 2026	September 30, 2025
Raw materials	$21,670	$25,859
Finished goods	87,272	128,931

Total inventories, net	$108,942	$154,790

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following as of June 30, 2026 and September 30, 2025 (in thousands):

	June 30, 2026	September 30, 2025
Prepaid assets	$41,562	$18,134
Forward equity instrument asset	—	54,577
Sales return receivables	26,799	15,504
Vendor receivables	11,843	19,354
Indirect tax receivables	12,796	9,762
SAFE financing receivable(1)	50,000	—
Other current assets	6,007	1,261

Total prepaid expenses and other current assets	$149,007	$118,592

(1)

In June 2026, the Company entered into a simple agreement for future equity (“SAFE”) financing arrangement with an accredited investor for aggregate proceeds of $50.0 million. As of June 30, 2026, the proceeds had not yet been received and the Company recognized a SAFE financing receivable and corresponding SAFE financing liability. Refer to Note 9. Fair Value Measurements for further information.

Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following as of June 30, 2026 and September 30, 2025 (in thousands):

	June 30, 2026	September 30, 2025
Accrued compensation	$71,948	$45,953
Accrued expenses	122,660	38,739
Accrued warranty	132,301	98,320
Accrued indirect taxes	13,722	8,214
Accrued sales returns	88,400	42,780
Accrued liability for inventory received	12,784	30,256
Customer deposits	42,982	13,906
Other current liabilities	10,240	16,981

Total accrued and other current liabilities	$495,037	$295,149

Note 6. Goodwill and Other Intangible Assets

Goodwill

There were no goodwill impairment losses recognized for the nine months ended June 30, 2026 and June 30, 2025, respectively.

On February 27, 2026, the Company completed an acquisition to further enhance its technology and capabilities. The preliminary purchase price allocation resulted in the recognition of identifiable intangible assets of $9.7 million, goodwill of $2.8 million, and assumed liabilities of $4.6 million.

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Intangible Assets

Intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company recognized amortization expense of $12.8 million and $11.7 million in the condensed consolidated statements of operations for the nine months ended June 30, 2026 and June 30, 2025, respectively.

Note 7. Income Taxes

The Company’s tax provision for interim periods is determined using an estimated annual effective tax rate, adjusted for discrete items arising in that period. The Company recorded a $9.3 million and $34.9 million provision for income taxes for the nine months ended June 30, 2026 and June 30, 2025, respectively. The effective tax rate was 13.3% and 95.7% for the nine months ended June 30, 2026 and June 30, 2025, respectively. For the nine months ended June 30, 2026, the effective tax rate differs from the U.S. statutory tax rate of 21%, primarily due to the valuation allowance and the benefit of the research and development credits during the period. For the nine months ended June 30, 2025, the effective tax rate differs from the Finnish statutory tax rate of 20% primarily due to the valuation allowance offset by the benefit from U.S. Federal and State research and development tax credits claimed for the nine months ended June 30, 2025. As of the period ended June 30, 2026, the Company has not changed its valuation allowance position and maintains a full reserve of its deferred tax assets.

Note 8. Debt and Financing Arrangements

The Company’s long-term debt consisted of the following (in thousands):

	Maturity	June 30, 2026	September 30, 2025
Research and development loans	September 21, 2026 - April 12, 2031	$5,135	$3,226
Revolving credit facility outstanding	June 4, 2029	375,000	—

Total debt outstanding		380,135	3,226
Less: debt, current		(708)	(819)

Debt, noncurrent		$379,427	$2,407

Revolving Credit Facility

The Company maintains a revolving credit facility (the “RCF”) pursuant to a Credit Agreement entered into on May 15, 2025, with a syndicate of lenders. On January 23, 2026, the Company amended its RCF, increasing the total borrowing capacity from $250.0 million to $500.0 million. On June 4, 2026, the Company further amended its RCF, increasing the total borrowing capacity from $500.0 million to $525.0 million, which is subject to an increase to $770.0 million effective automatically upon a qualifying Initial Public Offering (“IPO”). The RCF provides for aggregate revolving commitments of up to $525.0 million including the issuance of letters of credit of up to $10.0 million. Borrowings under the RCF may be made, repaid, and reborrowed from time to time at the Company’s discretion. As of June 30, 2026 and September 30, 2025, the Company had $2.0 million and $0.0 million, respectively, in letters of credit issued and outstanding under the RCF.

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Borrowings under the RCF bear interest at variable rates based on the Term Benchmark Rate (SOFR) plus an applicable margin that varies based on borrowing levels. The applicable margin ranges from 1.75% to 2.25% in addition to SOFR. Interest is payable quarterly and principal is due at maturity, which was extended to June 4, 2029 in connection with the June 2026 amendment to the RCF. The Company is also required to pay a commitment fee of 0.3% per annum on the undrawn portion of the RCF, as well as certain administrative and other fees.

During the nine months ended June 30, 2026, the Company borrowed $375.0 million under the RCF to support general corporate purposes. As of June 30, 2026, the outstanding balance under the RCF was $375.0 million. During the year ended September 30, 2025, the Company borrowed an aggregate of $200.0 million under the RCF through multiple drawdowns to service other debt and support general corporate purposes. Following these drawdowns, the Company fully repaid all outstanding principal within the same fiscal year. As a result, there were no outstanding borrowings under the RCF as of September 30, 2025.

In connection with the amendments in January and June 2026, the Company capitalized approximately $0.8 million and $1.6 million in deferred financing costs, respectively, consisting of upfront lender fees and direct third-party expenses. These costs are recorded as prepaid expenses and other current assets on the condensed consolidated balance sheets and will be amortized on a straight-line basis over the remaining term of the facility. The Company recognized losses of $0.5 million and $8.7 million within loss on extinguishment of debt in the condensed consolidated statement of operations for the nine months ended June 30, 2026 and June 30, 2025, respectively. As of June 30, 2026 and September 30, 2025, the Company recorded $2.8 million and $1.4 million of lender fees, respectively, as assets on the condensed consolidated balance sheets that are being amortized on a straight-line basis over the contractual term of the arrangement. Total interest expense recorded under the RCF was $0.8 million and $0.8 million for the nine months ended June 30, 2026 and June 30, 2025. The Company was in compliance with all covenants as of June 30, 2026 and September 30, 2025.

Research and Development Loans

The Company entered into a number of research loan facilities with Business Finland between 2014 and 2025 with interest at 3.0% less than the Finland’s Ministry of Finance rate in effect at the time of the note, with a minimum of 1.0% interest annually. Any overdue principal or interest payments are subject to a late payment interest rate equal to the European Central Bank’s rate plus 7.0% per annum. As of June 30, 2026 and September 30, 2025, these loans have an outstanding principal of $1.2 million and $1.8 million, respectively. In addition, through business acquisitions, the Company assumed two research loans with Business Finland during 2024. These loans have an outstanding principal of $1.4 million as of both June 30, 2026 and September 30, 2025. All Business Finland loan facilities mature between September 21, 2026 and March 26, 2031.

The Company also assumed two research and development loans with Valtiokonttori through a business combination in February 2026 with an aggregate principal balance of $2.9 million. Principal and interest are payable quarterly, and the loans mature on June 23, 2029 and April 12, 2031.

The loans contain certain covenants, which, if not met, allow the lender to call all outstanding borrowings plus accrued interest. The Company was in compliance with all covenants as of June 30,

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

2026 and September 30, 2025. As of June 30, 2026 and September 30, 2025, the nominal interest rate for all Research and Development loans was 1.0% and the effective interest rate for these loans was 0.3% and 0.7%, respectively.

Note 9. Fair Value Measurements

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2026 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents(1)	$14,052	$—	$—	$14,052

Liabilities
SAFE financing liability	$—	$—	$50,000	$50,000

(1)	Consists primarily of money market funds.

The following table summarizes the Company’s financial assets measured at fair value on a recurring basis as of September 30, 2025 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents(1)	$670,115	$—	$—	$670,115
Forward equity purchase arrangement	—	—	54,577	54,577

Total	$670,115	$—	$54,577	$724,692

(1)	Consists primarily of money market funds.

In June 2026, the Company entered into a SAFE financing arrangement with an accredited investor for aggregate proceeds of $50.0 million. Upon execution of the agreement, the Company recognized a SAFE financing liability, which is classified within other noncurrent liabilities on the condensed consolidated balance sheets and is remeasured at each reporting date, with changes in fair value recorded in other income (expense), net in the condensed consolidated statements of operations. As of June 30, 2026, the proceeds had not yet been received. Accordingly, the Company recognized a corresponding receivable within prepaid expenses and other current assets on the condensed consolidated balance sheets.

As of June 30, 2026, the SAFE financing liability had a fair value of $50.0 million. The Company estimates the fair value of the SAFE financing liability using a probability-weighted discounted cash flow approach across IPO, equity financing and change of control settlement scenarios that incorporates significant unobservable inputs (Level 3). Key assumptions include the probability of each settlement scenario, expected settlement terms ranging from 0.25 to 0.50 years, contractual settlement payoffs ranging from $50.0 million to $55.0 million, and risk-adjusted discount rates between 6.0% to 6.5%.

In September 2025, the Company entered into a forward equity purchase arrangement with two investment banks to repurchase 5,438,236 shares of the Company’s redeemable convertible preferred stock from preferred stockholders (“forward equity instrument”).

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Under the terms of the agreement, the Company held an option to repurchase certain preferred shares at a fixed price on or before February 1, 2026. The banks maintained the right to sell the shares to third parties if the Company chose not to exercise this option by January 23, 2026. Under the agreement, any difference between the net proceeds from such a sale and the predetermined contractual price would be settled in cash between the Company and the bank.

On January 9, 2026, the Company elected to physically settle the outstanding forward equity instrument with its investment bank counterparties. The settlement resulted in the repurchase and subsequent retirement of 5,438,236 shares of redeemable convertible preferred stock for an aggregate purchase price of $96.4 million or $17.71 per share. Upon physical settlement, the Company recorded a final fair value remeasurement of the forward equity instrument and derecognized the forward equity instrument asset, as the Company’s rights and obligations under the arrangement were fully satisfied through receipt and retirement of the underlying preferred shares. Concurrently, the $96.4 million in restricted cash previously held as collateral was released in full on settlement of the transaction, resulting in a corresponding reduction in both restricted cash and redeemable convertible preferred stock in the three months ended March 31, 2026. In connection with the repurchase of the underlying shares of redeemable convertible preferred stock from the investment bank counterparties, the Company also incurred and paid a $1.4 million obligation under Finnish transfer tax rules for this transaction. The settlement cash flows are classified as financing activities within the condensed consolidated statements of cash flows.

The forward equity instrument with significant unobservable inputs (Level 3) for the nine months ended June 30, 2026 and for the year ended September 30, 2025 was as follows (in thousands):

	June 30, 2026	September 30, 2025
Balance at beginning of period	$54,577	$—
Issuance of forward equity instrument	—	50,257
Change in fair value	5,138	4,320
Payments of floating fees	1,984
Physical settlement of forward equity instrument	(61,699)	—

Balance at end of period	$—	$54,577

Note 10. Leases

The Company’s leases consist of office real estate under non-cancelable operating lease agreements and equipment leases under non-cancelable financing lease agreements. These original leases have expiration dates ranging between 2027 and 2036, with certain lease agreements including an option to renew. The Company considered these options, which may be elected at the Company’s sole discretion, in determining the lease term on a lease-by-lease basis.

In December 2025, the Company entered into a lease for approximately 47,352 square feet of office space at 500 Pine Street, San Francisco, California to serve as the new global corporate headquarters. The initial term of the lease expires in August 2031 with a five-year option to extend, which was reasonably certain of exercise when the lease commenced in December 2025. As such, the extension option was included in the lease term used to measure the right-of-use asset and lease liability. Base rent escalates annually from approximately $3.5 million to approximately $3.9 million over the initial term (subject to an initial rent abatement period).

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

	Classification	June 30, 2026	September 30, 2025
Assets
Operating	Other noncurrent assets	$24,972	$1,741
Finance	Property and equipment, net	1,881	438

Total lease assets		$26,853	$2,179

Liabilities
Current
Operating	Accrued and other current liabilities	1,070	641
Finance	Accrued and other current liabilities	247	199
Noncurrent
Operating	Other noncurrent liabilities	25,424	1,139
Finance	Other noncurrent liabilities	154	253

Total lease liabilities		$26,895	$2,232

The components of lease costs are as follows (in thousands):

	Nine Months Ended
	June 30, 2026	June 30, 2025
Finance lease cost:
Amortization of right-of-use assets	$186	$96
Interest	27	22
Operating lease cost	2,361	704
Short-term and variable lease cost	1,217	899

Total	$3,791	$1,721

Supplemental balance sheet information related to lease liabilities is as follows:

	June 30, 2026	September 30, 2025
Weighted-average remaining lease term:
Operating leases	9.8	2.6
Finance leases	1.7	2.2
Weighted-average discount rate:
Operating leases	7.3%	8.5%
Finance leases	7.7%	8.3%

The following is a schedule, by fiscal year, of maturities of lease liabilities as of June 30, 2026 (in thousands):

	Operating Leases	Finance Leases
2026 (remaining months)	$375	$69
2027	3,664	253
2028	4,294	102
2029	3,782	—
2030	3,896	—

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

	Operating Leases	Finance Leases
Thereafter	21,195	—

Total undiscounted cash flows	37,206	424
Less: Imputed interest	(10,712)	(23)

Present value of lease liabilities	$26,494	$401

Lease liabilities, current	$1,070	$247
Lease liabilities, noncurrent	25,424	154

Present value of lease liabilities	$26,494	$401

On July 1, 2026, the Company entered into a purchase agreement to acquire an office building that the Company currently occupies as a tenant under an existing lease agreement. Upon close of the transaction, the existing operating lease liability and right-of-use asset (totaling $25.2 million and $23.8 million, respectively) will be derecognized, with an owned asset recorded in its place. See Note 17. Subsequent Events for further detail.

Note 11. Commitments and Contingencies

Product Warranty

Activity related to the Company’s accrual for its estimated future product warranty obligation for the nine months ended June 30, 2026 and for the year ended September 30, 2025 was as follows (in thousands):

	June 30, 2026	September 30, 2025
Balance at beginning of period	$98,320	$17,465
Provision for warranty accrual	113,170	103,334
Warranty claims	(75,483)	(28,760)
Reporting currency translation effect	(3,706)	6,281

Balance at end of period	$132,301	$98,320

Legal Proceedings

The Company may become a party to legal and regulatory proceedings with respect to a variety of matters in the ordinary course of its business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount.

Indemnifications

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions.

Other Commitments

The Company has entered into various operational commitments for the next several years totaling $160.1 million as of June 30, 2026, payable in monthly and yearly installments through June 1, 2029. The large increase in operational commitments is driven by a new contract with a digital provider for software services entered into in April of 2026.

The Company utilizes contract manufacturers to produce its finished goods. During the normal course of business, to manage manufacturing lead times and ensure adequate component supply, the Company enters into agreements with its contract manufacturers and suppliers that allow them to procure inventory based on demand forecasts provided by the Company. These forecasts typically cover a rolling twelve-month period. The Company’s fixed forecasts, which typically cover a one to three-month period, generally result in non-cancellable obligations once formally communicated to the contract manufacturers. In certain instances, these agreements allow the Company the option to cancel, reschedule, and adjust the Company’s requirements based on its business needs prior to when production starts. However, when the Company is unable to modify purchase commitments in response to shifts in customer demand, the Company may be exposed to the risk of excess inventory, which could result in inventory write-downs or loss provisions.

The Company had total future non-cancelable purchase commitments of approximately $119.7 million as of June 30, 2026, the majority of which are expected to be settled within 12 months from the respective balance sheet date.

The purchase commitments disclosed above represent the Company’s contractual obligations and are presented before consideration of loss provisions recorded for firm purchase commitments. During the nine months ended June 30, 2026 and June 30, 2025, the Company recorded loss provisions related to firm purchase commitments of $1.0 million and $2.6 million, which were recognized as a component of cost of revenue. As of June 30, 2026, the Company had accrued $5.2 million in total loss provisions related to firm purchase commitments.

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Note 12. Redeemable Convertible Preferred Stock

As described in Note 1. Organization and Nature of Business, in connection with the Reorganization and the adoption of the Company’s Amended and Restated Certificate of Incorporation, the legacy redeemable convertible preferred stock series were redesignated as follows:

Finnish Oura Shares (Pre-Reorganization)	U.S. Oura Shares (Post-Reorganization)
Series Seed Preferred First Tranche	Series Seed-1 Preferred Stock
Discounted Series Seed Preferred	Series Seed-2 Preferred Stock
Series Seed Preferred	Series Seed-3 Preferred Stock
Series A Preferred Tranches 1-5	Series A-1 Preferred Stock
Series A Preferred Tranches 6-8	Series A-2 Preferred Stock
Series B Preferred Shares	Series B-1 Preferred Stock
Series B Preferred Shares	Series B-2 Preferred Stock
Series C Preferred	Series C-1 Preferred Stock
Series C-1 Preferred	Series C-2 Preferred Stock
Series C-1 Preferred	Series C-3 Preferred Stock
Series D Preferred	Series D Preferred Stock
Series E Preferred	Series E Preferred Stock

Unless otherwise indicated, the descriptions below of the rights, preferences, and privileges of the Company’s redeemable convertible preferred stock use the post-Reorganization series designations. References to the post-Reorganization series for periods prior to the Reorganization refer to the corresponding legacy series identified in the table above.

The following table summarizes the Company’s redeemable convertible preferred stock as of June 30, 2026:

Preferred Series	Authorized	Issued	Outstanding
Series Seed-1	7,728,258	7,728,258	7,728,258
Series Seed-2	1,006,503	1,006,503	1,006,503
Series Seed-3	4,622,284	4,030,150	4,030,150
Series A-1	23,485,035	23,474,991	23,474,991
Series A-2	9,345,214	9,216,564	9,216,564
Series B-1	2,608,739	2,608,739	2,608,739
Series B-2	21,571,278	16,252,574	16,252,574
Series C-1	37,323,337	36,575,099	36,575,099
Series C-2	9,786,057	9,527,807	9,527,807
Series C-3	19,008,876	408,876	408,876
Series D	7,785,129	7,785,129	7,785,129
Series E	60,822,779	18,152,483	18,152,483

Total	205,093,489	136,767,173	136,767,173

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

The following table summarizes the Company’s redeemable convertible preferred stock as of September 30, 2025:

Preferred Series	Authorized		Issued	Outstanding
Series Seed	22,655,000		16,249,060	16,249,060
Series A	53,230,556		35,308,716	35,308,716
Series B	39,385,591		25,967,154	25,967,154
Series C	80,627,332		48,008,653	48,008,653
Series C-1	53,876,178		13,343,174	13,343,174
Series D	38,253,557	*	7,785,129	7,785,129
Series E	60,936,856	*	16,945,006	16,945,006

Total	318,496,642	*	163,606,892	163,606,892

*

Includes shares authorized under a single board-approved pool for merger and acquisition transactions. This authorization permits the issuance of up to 30,468,428 shares in the aggregate, in any combination of common stock, Series D redeemable convertible preferred stock, and Series E redeemable convertible preferred stock. Accordingly, the impact of this incremental share authorization is reflected in both Series D and Series E lines, but only once in total authorized shares. Refer to Note 13. Stockholders’ Deficit for additional discussion. Following the Reorganization, the previous authorization to issue up to 30,468,428 shares of common stock, Series D redeemable convertible preferred stock, and Series E redeemable convertible preferred stock for merger and acquisition transactions is no longer applicable.

Conversion Rights

Each share of redeemable convertible preferred stock is convertible into such number of common stock equal to the original issue price of such series of redeemable convertible preferred stock divided by the conversion price in effect at the time of conversion. Assuming no adjustments to the conversion prices of each respective series, each share of redeemable convertible preferred stock would be convertible into one share of common stock. The conversion prices are subject to adjustment for stock splits, stock combinations, reclassifications, exchanges, reorganization, mergers, or consolidations involving the Company. In addition, the conversion price of each series of redeemable convertible preferred stock will be reduced upon the issuance or sale by the Company of common stock (or other securities convertible into common stock, subject to certain exceptions) without consideration or for a consideration per share less than the applicable conversion rate to such series. No fractional common stock shall be issued upon conversion of the redeemable convertible preferred stocks. Instead, all fractional interests otherwise issuable to a holder upon conversion of all shares of the same series held by such holder shall be aggregated, and the resulting number of shares shall be rounded to the nearest whole share (with fractional interests representing 0.5 or more of a whole share rounded up). Conversion may occur at any time at the option of a shareholder. In addition, all shares of redeemable convertible preferred stock will convert automatically upon (i) the consummation of a qualifying initial public offering (defined as an initial public offering with aggregate proceeds resulting in at least $150.0 million and pursuant to which the shares of the Company are listed for trading on the Nasdaq Stock Market or the New York Stock Exchange) or (ii) other than with respect to Series E preferred stock, the vote or written consent of the holders of a majority of the then outstanding shares of convertible preferred stock (other than the Series E preferred stock). See Note 13. Stockholders’ Deficit for additional information.

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Dividends

The holders of Series B-1, Series B-2, Series C-1, Series C-2, Series C-3, Series D, and Series E redeemable convertible preferred stock are entitled to receive noncumulative dividends payable when and if declared by the Company’s board of directors in an amount equal to the greater of (i) 6.0% of the respective original issue price per annum or (ii) an amount payable in respect of such redeemable convertible preferred stock, determined as if it had been converted into a common stock immediately prior to the dividend payment. After the Series B-1, Series B-2, Series C-1, Series C-2, Series C-3, Series D, and Series E dividend amounts have been paid, any remaining dividend amount shall be distributed among the holders of the common stock, Series Seed-1, Series Seed-2, Series Seed-3, Series A-1 and Series A-2 redeemable convertible preferred stock on a pro rata, as-converted basis.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company or a deemed liquidation event (each, a “liquidation event”), the holders of shares of Series A-1, Series A-2, Series B-1, Series B-2, Series C-1, Series C-2, Series C-3, Series D, and Series E redeemable convertible preferred stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of Series Seed-1, Series Seed-2, and Series Seed-3 redeemable convertible preferred stock and common stock. A qualifying “deemed liquidation event” includes: a sale to a third-party of a controlling interest in the Company; a sale to an existing stockholder of all or substantially all of the equity securities not already held by such stockholder; a sale or exclusive license of all or substantially all of the assets of the Company; or a merger, reorganization or consolidation or other transaction subsequent to which the stockholders of the Company at such time will, as a result of such transaction, possess less than fifty percent of the shares of the surviving or new entity, in each case unless the holders of a majority of the outstanding redeemable convertible preferred stock (and with respect to the Series E preferred stock, the holders of a majority of the outstanding Series E preferred stock) elect otherwise.

The liquidation payment to holders of the Company’s preferred stock shall be an amount per share equal to the greater of (i) the original issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of the applicable series of redeemable convertible preferred stock been converted into common stock immediately prior to the liquidation event. If upon a liquidation event, the assets of the Company available for distribution are insufficient to pay the holders of shares of Series A-1, Series A-2, Series B-1, Series B-2, Series C-1, Series C-2, Series C-3, Series D, and Series E redeemable convertible preferred stock the full amount to which they shall be entitled, those holders will share in the available assets on a pro rata basis, in proportion to the amounts they would otherwise be entitled to receive if all such amounts were paid in full.

Thereafter, the holders of Series Seed-1, Series Seed-2 and Series Seed-3 redeemable convertible preferred stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of common stock, an amount per share equal to the greater of (i) the original subscription price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of redeemable convertible preferred stock been converted into common stock immediately prior to the liquidation event. If upon a liquidation event, the assets of the Company available for distribution are insufficient to pay the holders of shares of Series Seed-1, Series Seed-2

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

and Series Seed-3 redeemable convertible preferred stock the full amount to which they shall be entitled, those holders will share in the available assets on a pro rata basis, in proportion to the amounts they would otherwise be entitled to receive if all such amounts were paid in full.

After the payment of all preferential amounts required to be paid to all holders of redeemable convertible preferred stock, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of common stock, on a pro rata basis, based on the number of shares held by each such holder.

Redemption

The holders of redeemable convertible preferred stock do not have stated redemption rights. However, as further described above, the redeemable convertible preferred stock has certain liquidation provisions which require the shares to be redeemed upon a qualifying trade sale, which is outside of the Company’s control. As a result of these liquidation rights, all shares of redeemable convertible preferred stock have been presented outside of stockholders’ deficit on the condensed consolidated balance sheets. The carrying values of redeemable convertible preferred stock have not been accreted to their liquidation preferences as such events are not considered probable of occurring as of June 30, 2026. Carrying values will be adjusted to their liquidation preferences if and when it becomes probable that such events will occur.

Issuance of Redeemable Convertible Preferred Stock

Between December 19, 2025 and March 13, 2026, the Company issued 1,169,913 shares of Series E redeemable convertible preferred stock to multiple investors at a price of $53.57 per share, for total net proceeds of $62.3 million, net of issuance costs.

On February 27, 2026, as part of an acquisition the Company issued 37,564 shares of Series E redeemable convertible preferred stock for a total grant date fair value of $2.0 million. Of this amount, $1.0 million was recorded as purchase consideration and the remaining $1.0 million is recorded as share-based compensation expense over the remaining vesting period.

The unvested shares are subject to post-combination service, forfeiture, and acceleration provisions. Any unvested shares are forfeited upon voluntary or involuntary termination, while 50% of the remaining unvested shares may vest upon achievement of a specified technical milestone. Accordingly, the unvested portion is recognized as post-combination share-based compensation expense over the remaining vesting period, with equal vesting in monthly installments beginning at the acquisition close date.

Between November 13, 2024 and December 18, 2024, the Company issued 7,785,129 shares of Series D convertible preferred stock at a price of $25.69 per share, for total net proceeds of $199.3 million, net of issuance costs.

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Repurchase of Redeemable Convertible Preferred Stock

For the nine months ended June 30, 2026 and June 30, 2025, respectively, the Company repurchased redeemable convertible preferred stock from certain investors as follows (in thousands, except share and per share data):

	June 30, 2026
Preferred Series	Shares	Price per share	Payment
Series Seed	63,222	$40.01	$2,530
Series Seed	1,329,467	$40.61	53,990
Series Seed	1,499,326	$40.02	60,008
Series Seed-3	592,134	$56.12	33,233
Series A	42,016	$25.81	1,085
Series A	75,000	$40.19	3,014
Series A	97,287	$37.22	3,621
Series A	2,264,164	$40.01	90,582
Series A-2	128,650	$53.57	6,892
Series A-3	10,044	$56.12	564
Series B	1,787,137	$40.01	71,498
Series B	5,318,704	$53.64	285,291
Series C(1)	3,900,830	$17.71	69,102
Series C	6,784,486	$40.01	271,425
Series C	701,707	$53.64	37,639
Series C-1	135,974	$53.64	7,294
Series C-1	1,445,415	$40.01	57,826
Series C-1(1)	1,537,406	$17.71	27,234
Series C-1	170,500	$37.84	6,452
Series C-1	46,531	$53.57	2,493
Series C-1	3,119	$25.81	81

Total	27,933,119		$1,091,854

(1)	Excludes $1.4 million of capital transfer taxes paid on behalf of sellers associated with forward equity instrument

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

	June 30, 2025
Preferred Series	Shares	Price per share	Payment
Series Seed	286,500	$16.70	$4,785
Series Seed	16,629	$16.90	281
Series Seed	962,826	$17.59	16,936
Series Seed	210,615	$17.98	3,787
Series A	28,750	$16.70	480
Series A	327,018	$16.96	5,546
Series A	332,373	$17.00	5,650
Series A	37,174	$17.59	654
Series A	1,230,881	$17.98	22,131
Series B	243,692	$17.98	4,382
Series C	2,558,272	$17.59	45,000
Series C	6,032,422	$17.98	108,463
Series C-1	151	$10.26	2
Series C-1	1,232,208	$17.98	22,155

Total	13,499,511		$240,252

The Company recognized the repurchases of redeemable convertible preferred stock similar to redemption of redeemable convertible preferred stock. The excess of the purchase price over the carrying value is treated as a deemed dividend to holders of redeemable convertible preferred stock in the calculation of net income (loss) attributable to common stockholders. See Note 15. Net Income (Loss) per Share Attributable to Common Stockholders for additional information.

Accordingly, for the nine months ended June 30, 2026, the carrying value of the redeemable convertible preferred stock was $108.3 million was derecognized from redeemable convertible preferred stock as of June 30, 2026. The excess of the purchase price over the carrying value of the redeemable convertible preferred stock was $985.0 million, of which $5.5 million and $979.5 million were recognized as a reduction of additional paid-in capital and an increase of accumulated deficit, respectively.

For the nine months ended June 30, 2025, the carrying value of redeemable convertible preferred stock of $55.9 million was derecognized from redeemable convertible preferred stock as of June 30, 2025. The excess of the purchase price over the carrying value of the redeemable convertible preferred stock was $184.4 million, of which $19.0 million and $165.4 million were recognized as a reduction of additional paid-in capital and an increase of accumulated deficit, respectively.

Forward equity instrument

The preferred stock repurchases presented in the table above for the nine months ended June 30, 2026, include the repurchase of preferred stock associated with the forward equity instrument that was settled during the second quarter of 2026. The settlement resulted in the repurchase and subsequent retirement of 5,438,236 shares of redeemable convertible preferred stock for an aggregate purchase price of $96.4 million or $17.71 per share. Concurrently, the $96.4 million in restricted cash previously held as collateral was released in full on settlement of the transaction, resulting in a corresponding reduction in both restricted cash and redeemable convertible preferred stock. See Note 9. Fair Value Measurements for additional information.

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Note 13. Stockholders’ Deficit

Common Stock

In connection with the Reorganization, each outstanding equity interest in Oura Health Oy, including common shares and applicable share-based awards, was exchanged on a one-for-one basis for a corresponding equity interest in Oura Inc., preserving identical economic interests and shareholder rights, including voting rights.

Following the Reorganization, Oura Inc. is governed by the State of Delaware and its Certificate of Incorporation, which authorizes common stock and preferred stock, each with a $0.00001 par value per share. The Certificate of Incorporation sets forth the rights, preferences and privileges of the Company’s capital stock, including voting rights, dividend rights, liquidation preferences, protective provisions, conversion mechanics and mandatory conversion events for the preferred stock. Although the Company’s governing corporate law framework changed from the Finnish Articles of Association to the Delaware Certificate of Incorporation, the rights, preferences and economic interests of holders remained identical following the Reorganization.

The holders of common stock are entitled to receive dividends whenever funds are legally available and when declared by the Company’s board of directors, subject to the prior rights of holders of any outstanding class or series of stock having priority dividend rights. No cash dividends have been declared by the Company’s board of directors since inception.

Repurchase of Common Stock:

For the nine months ended June 30, 2026, the Company repurchased common stock from certain investors as follows (in thousands, except share and per share data):

Shares of common stock	Price per share	Payment
772,145	$53.57	$41,364
401,446	$56.12	22,531
380,533	$40.61	15,454
4,865	$25.81	126

1,558,989		$79,475

For the nine months ended June 30, 2025, the Company repurchased common stock from certain investors as follows (in thousands, except share and per share data):

Shares of common stock	Price per share	Payment
716,479	$9.77	$7,000
2,552,165	$10.26	26,185
522,850	$16.70	8,732
16,629	$16.90	281
130,480	$17.71	2,311
868,475	$17.98	15,615

4,807,078		$60,124

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

The Company retired all repurchased common stock during the nine months ended June 30, 2026 and June 30, 2025. As a result, the carrying value of common stock of $0.2 million and $0.4 million was derecognized from additional paid-in capital for June 30, 2026 and June 30, 2025, respectively. The difference between the purchase price and the carrying value of the common stock of $72.9 million and $59.1 million was recognized in accumulated deficit. To the extent the repurchase price exceeded the fair value of the common stock on the repurchase date, an excess of $6.4 million and $0.6 million was recognized in share-based compensation expense during the nine months ended June 30, 2026 and June 30, 2025, respectively. The repurchase activity also included treasury stock repurchases, which resulted in a $33.2 million reduction in treasury stock for the nine months ended June 30, 2025. During the nine months ended June 30, 2025, the Company’s Board of Directors also approved the cancellation of 483,000 common shares previously recorded as treasury shares.

Conversion of Redeemable Convertible Preferred Stock to Common Stock

During the nine months ended June 30, 2026, the Company released the remaining shares of Series C-1 redeemable convertible preferred stock associated with the acquisition of Human Engineering Health that had been retained for the purpose of ensuring seller’s representations and warranties. The shares of Series C-1 redeemable convertible preferred stock were concurrently converted to common stock and issued to the respective shareholders upon release.

Share-based Compensation

Equity Incentive Plans

Prior to the Reorganization, the board of directors of Oura Health Oy adopted the 2015, 2016, and 2022 Equity Incentive Plans (each a “Plan”, and collectively, the “Legacy Plans”), pursuant to which Oura Health Oy granted incentive stock options, nonqualified stock options, performance stock units (“PSUs”), and other forms of stock awards to its employees, non-employees, and members of Oura Health Oy’s board of directors and its subsidiaries.

In connection with the Reorganization, all outstanding equity incentive awards of Oura Health Oy as of immediately prior to the Reorganization were substituted and converted into equivalent awards of Oura Inc., and the related award agreements were assumed and amended, as necessary, to reflect the Reorganization. The conversion preserved the substantive terms of the awards, including vesting conditions, contractual terms, and, where applicable, exercise prices.

The Company evaluated the award conversion under ASC 718, Compensation—Stock Compensation, and concluded that the exchange did not constitute a modification for accounting purposes, as the vesting terms and award classification were not impacted by the 2026 amendment. Management also determined that the amendments did not affect the fair value of the awards. As a result, no incremental stock-based compensation expense was recognized in connection with the Reorganization.

As of June 30, 2026, the Company’s board of directors has authorized the issuance of 22,976,687 shares under the 2026 Equity Incentive Plan. As of June 30, 2026, there were 4,091,413 shares reserved for future issuance under the 2026 Equity Incentive Plan.

During the nine months ended June 30, 2025, the Company terminated the 2015 and 2016 Equity Incentive Plans. As a result, unissued shares previously reserved for issuance under those plans were

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

canceled and are no longer available for grant. As of June 30, 2025, 22,976,687 shares had been authorized and 5,577,035 reserved under the 2022 Equity Incentive Plan.

On February 12, 2025, at the Company’s Annual General Meeting, stockholders approved an authorization permitting the board of directors to issue up to 30,468,428 shares in the aggregate, in any combination of common stock, Series D redeemable convertible preferred stock, and Series E redeemable convertible preferred stock. The number of authorized shares for redeemable convertible preferred stock, on an aggregate basis, and common stock as presented on the condensed consolidated balance sheet as of September 30, 2025 include these 30,468,428 shares.

Following the Reorganization and adoption of the Company’s Amended and Restated Certificate of Incorporation, this legacy authorization no longer applies to the Company’s post-Reorganization Delaware capital structure.

Performance Stock Units (PSUs)

Pursuant to the 2022 Equity Incentive Plan, the Company grants PSUs with service and performance-conditions to employees, non-employees, and members of the board of directors and its subsidiaries. PSUs contain both a time-based condition and a performance-based vesting condition, each of which must be satisfied before the awards vest and may be settled. The performance vesting is satisfied immediately prior to either (i) a sale event or (ii) the first trading day following the effectiveness of the registration statement with respect to the Company’s IPO, whichever occurs first. If the performance condition is not met prior to the expiration date of the awards, the awards will be cancelled.

The Company recognizes share-based compensation expense for awards with performance-based conditions only when the performance condition is considered probable of achievement. As of June 30, 2026 and June 30, 2025, the PSU performance condition was not probable of being met and, accordingly, no share-based compensation expense related to these awards has been recognized as of these dates.

The summary of the Company’s PSU activity for the nine months ended June 30, 2026 is as follows:

	Number of awards	Weighted- average grant date fair value
Unvested – September 30, 2025	17,540,354	$9.64
Granted	1,605,901	$36.15
Vested	—	$—
Forfeited	(374,785)	$12.41

Unvested – June 30, 2026	18,771,470	$11.22

Note 14. Related Parties Transactions

Between December 2025 and April 2026, the Company issued three promissory notes totaling $3.5 million to the Company’s Chief Financial Officer (“CFO”), bearing interest at the greater of 3.6% or

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

SOFR plus 3.5%, with each note maturing on its first anniversary. The notes are subject to acceleration upon the CFO’s departure, regulatory prohibition, or a sale transaction. As of June 30, 2026, $3.5 million was recognized within prepaid expenses and other current assets on the consolidated balance sheet. The Company recognized $0.1 million of interest income, presented in other income (expense), net in the condensed consolidated statement of operations for the nine months ended June 30, 2026.

During the nine months ended June 30, 2026 and June 30, 2025, the Company did not enter into any additional related party transactions.

Note 15. Net Income (Loss) per Share Attributable to Common Stockholders

The computation of basic and diluted net income (loss) per share attributable to common stockholders for the nine months ended June 30, 2026 and June 30, 2025 was as follows (in thousands, except share and per share data):

	Nine Months Ended
	June 30, 2026	June 30, 2025
Net income	$60,768	$1,573
Less: Deemed dividend to holders of redeemable convertible preferred stock(1)	(985,023)	(184,417)

Net loss attributable to common stockholders, basic and diluted	$(924,255)	$(182,844)

Weighted-average shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	10,323,194	11,199,382

Net loss per share attributable to common stockholders, basic and diluted	$(89.53)	$(16.33)

(1)

Represents deemed dividends, which represent the excess of the purchase price over the carrying value of redeemable convertible preferred stock repurchased by the Company, net of gains on redemption, which represent the excess of the carrying value over the purchase price for such shares.

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive effect:

	Nine Months Ended
	June 30, 2026	June 30, 2025
Stock options	10,915,556	12,991,200
RSAs(1)	302,905	402,708
Redeemable convertible preferred stock(2)	136,464,268	146,357,591

(1)	Represents RSAs of Series C-2 and Series E redeemable convertible preferred stock.
(2)	Excludes the RSAs described above.

The table above excludes 18,771,470 and 17,205,054 issuable shares as of June 30, 2026 and June 30, 2025, respectively, for PSUs issued and outstanding as these securities remained subject to performance-based conditions that were not met as of those dates.

Oura Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Note 16. Segment Information

The Company’s measure of segment profitability is net income, which is also reported within the condensed consolidated statements of operations. The Chief Operating Decision Maker (“CODM”) uses consolidated net income to allocate resources, after considering the Company’s strategic priorities, its cash balance, and its expected use of cash. In making resource allocation decisions, the CODM also evaluates budgeted results compared to actual performance. The CODM does not regularly review significant classifications of expenses or other segment items outside those presented on the condensed consolidated statements of operations. The measure of segment assets is reported on the condensed consolidated balance sheets as total assets.

The following table summarizes revenue by geographic region, based on the customer’s ship-to address, for the nine months ended June 30, 2026 and June 30, 2025, respectively (in thousands):

	Nine Months Ended
	June 30, 2026	June 30, 2025
United States	$976,677	$559,933
Rest of the world(1)	237,829	137,636

Total revenue	$1,214,506	$697,569

(1)	No other individual country’s revenue accounted for more than 10% of total revenue during any of the periods presented, including Finland’s.

Refer to Note 3. Revenue for disaggregated revenue by sales channel.

Note 17. Subsequent Events

Management has evaluated significant subsequent events through August 18, 2026, the date the condensed consolidated financial statements were available for issuance. The following subsequent events are noted below.

On July 1, 2026, the Company entered into a purchase agreement to acquire an office building that the Company currently occupies as a tenant under an existing lease agreement. The purchase agreement was negotiated separately from the existing lease agreement, which did not include a purchase option. The total purchase price for the property is $41.5 million, and the transaction closed on July 30, 2026. Upon closing, the Company derecognized the associated operating lease liability and operating lease right-of-use asset with carrying amounts of approximately $25.2 million and $23.8 million recognized as of June 30, 2026, respectively, as a result of the termination of the Company’s existing lease. The Company will recognize the acquired property within property and equipment, net as of the closing date.

On July 6, 2026, the receivable related to the SAFE financing liability described in Note 9. Fair Value Measurements was settled as the investor provided the funds to the Company.

On July 8, 2026, the outstanding promissory notes described in Note 14. Related Parties Transactions were settled by the Company’s Chief Financial Officer.

On August 13, 2026, the Company repaid $25.0 million of the outstanding $375.0 million RCF described in Note 8. Debt and Financing Arrangements, resulting in an outstanding balance of $350.0 million.

   Shares

Oura Inc.

Common Stock

Goldman Sachs & Co. LLC

Morgan Stanley

J.P. Morgan

Allen & Company LLC

Jefferies

BofA Securities

Barclays

Wells Fargo Securities

Citizens Capital Markets

KeyBanc Capital Markets

Guggenheim Securities

Canaccord Genuity

Needham & Company

Raymond James

Rothschild & Co

Truist Securities

William Blair

Robinhood

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by Oura Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the Nasdaq listing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Blue sky fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors and officers of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director or officer, except where the director or officer breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide that no director or officer of Oura Inc. shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors or officers for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Upon completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit, or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Reorganization-Related Issuances

On March 31, 2026, we completed a series of reorganization transactions to effect our redomiciliation from Finland to the United States (the “Reorganization”). The Reorganization resulted in (i) the Registrant, a Delaware corporation formed on January 28, 2026, becoming the parent entity of our consolidated group, (ii) the Registrant’s predecessor, Oura Health Oy, becoming a wholly owned subsidiary of the Registrant, and (iii) all of the pre-existing securityholders of Oura Health Oy becoming securityholders of the Registrant, with such securityholders retaining identical economic interests and shareholder rights as they had prior to the Reorganization. In connection with the Reorganization, on March 31, 2026, the Registrant issued on a one-for-one basis, in exchange for the shares then held by the shareholders of Oura Health Oy:

a)	10,561,926 shares of common stock, $0.00001 par value per share;

b)

7,728,258 shares of Series Seed-1 preferred stock, $0.00001 par value per share, 1,006,503 shares of Series Seed-2 preferred stock, $0.00001 par value per share, and 4,622,284 shares of Series Seed-3 Preferred Stock, $0.00001 par value per share;

c)	23,485,035 shares of Series A-1 Preferred Stock, $0.00001 par value per share, and 9,345,214 shares of Series A-2 Preferred Stock, $0.00001 par value per share, and

d)	2,608,739 shares of Series B-1 Preferred Stock, $0.00001 par value per share, and 21,571,278 shares of Series B-2 Preferred Stock, $0.00001 par value per share;

e)

37,323,337 shares of Series C-1 Preferred Stock, $0.00001 par value per share, 9,663,781 shares of Series C-2 Preferred Stock, $0.00001 par value per share, and 408,876 shares of Series C-3 Preferred Stock, $0.00001 par value per share;

f)	7,785,129 shares of Series D Preferred Stock, $0.00001 par value per share; and

g)	18,152,483 shares of Series E Preferred Stock, $0.00001 par value per share.

The Registrant also issued substitute equity awards consisting of (i) stock options to purchase an aggregate of 11,393,157 shares of common stock, and (ii) restricted stock units for up to 17,759,724 shares of common stock, in each case issued in substitution for corresponding option rights and restricted share units of Oura Health Oy that were cancelled in connection with the Reorganization.

SAFE Issuance

In July 2026, the Registrant issued a SAFE instrument to an accredited investor at an aggregate purchase price of $50,000,000.

Equity Plan-Related Issuances

From March 31, 2026 through the date of this registration statement, the Registrant granted to its employees, officers, and directors restricted stock units for up to an aggregate of 1,678,437 shares of the Registrant’s common stock.

The issuances of the securities described in this Item 15 were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rule 506, Rule 701 or Regulation S promulgated thereunder. No underwriters were involved in the issuance of these securities, which were issued directly by the Registrant and did not involve a public offering or general solicitation.

Item 16. Exhibits and Financial Statements.

(a) Exhibits

The following documents are filed as exhibits to this registration statement.

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended and in effect prior to the completion of this offering.

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3	Bylaws of the Registrant, as in effect prior to the completion of this offering.

3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1	Specimen Stock Certificate evidencing the shares of common stock.

4.2+	Registration Rights Agreement, dated as of March 31, 2026, by and among the Registrant and the Investors party thereto.

4.3	Form of Amended and Restated Shareholders Agreement, to be in effect upon the completion of this offering.

5.1*	Opinion of Latham & Watkins LLP.

10.1+§

Fourth Amendment to Credit Agreement, dated as of June 4, 2026, by and among Oura Inc., Oura Health Oy, Ouraring Inc., the Lenders party thereto, and JPMorgan Chase Bank, N.A. and J.P. Morgan SE, as Administrative Agent.

10.2†	Oura Inc. Equity Plan 2015 (including forms of award agreements thereunder).

10.3†	Oura Inc. Amended and Restated Equity Plan 2016 (including forms of award agreements thereunder).

10.4†	Oura Inc. Equity Plan 2019 (including forms of award agreements thereunder).

10.5†	Oura Inc. Amended and Restated 2022 Share Option and Grant Plan (including forms of award agreements thereunder).

10.6†	Oura Inc. 2026 Share Option and Grant Plan (including forms of award agreements thereunder).

10.7†	Form of Non-Plan Restricted Stock Unit Award Agreement.

10.8†	Oura Inc. 2026 Incentive Award Plan (including forms of award agreements thereunder).

10.9†	Oura Inc. 2026 Employee Stock Purchase Plan.

10.10†	Non-Employee Director Compensation Program.

10.11†+§	Offer Letter, dated as of March 8, 2022, by and between Oura Health Oy and Thomas Hale.

10.12†+	Offer Letter, dated as of August 13, 2023, by and between Ouraring Inc. and Sean Brecker.

10.13†+	Offer Letter, dated as of March 28, 2019, by and between Ouraring Inc. and Michael A. Chapp.

Exhibit Number	Description

10.14	Form of Indemnification and Advancement Agreement.

10.15†	Form of Change in Control and Severance Agreement.

21.1	List of Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.3	Consent of YouGov America, Inc.

24.1	Power of Attorney (included on signature page).

99.1	Consent of Leslie Kilgore to be named as director nominee.

99.2	Consent of Mikko Kuusi to be named as director nominee.

99.3	Consent of David Sze to be named as director nominee.

99.4	Consent of Jason Warnick to be named as director nominee.

107	Filing Fee Table.

*	To be filed by amendment.
†	Indicates a management contract or compensatory plan or arrangement.
+

Certain of the schedules and attachments to this exhibit have been omitted pursuant to Regulation S-K, Item 601(a)(5). The registrant hereby undertakes to provide further information regarding such omitted materials to the SEC upon request.

§	Certain portions of this exhibit (indicated by “[***]”) have been redacted pursuant to Regulation S-K, Item 601(a)(6).

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California on this 3rd day of September, 2026.

OURA INC.

By:	/s/ Thomas Hale
Thomas Hale
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas Hale and Sean Brecker, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the dates indicated.

Signature	Title	Date

/s/ Thomas Hale	Chief Executive Officer and Director	September 3, 2026
Thomas Hale	(Principal Executive Officer)

/s/ Sean Brecker	Chief Financial Officer	September 3, 2026
Sean Brecker	(Principal Financial Officer and Principal Accounting Officer)

/s/ David Shuman	Executive Chairman	September 3, 2026
David Shuman

/s/ Timo Ahopelto	Director	September 3, 2026
Timo Ahopelto

/s/ Dennis Durkin	Director	September 3, 2026
Dennis Durkin

/s/ Wen Hsieh	Director	September 3, 2026
Wen Hsieh

/s/ Eurie Kim	Director	September 3, 2026
Eurie Kim